                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                                       Subject Company: Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557


[MONSANTO LOGO]                                        [Pharmacia & Upjohn LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The boards of directors of Monsanto Company and Pharmacia & Upjohn, Inc. have approved a "merger of equals" of the two companies. We believe the combined company will be able to create substantially more stockholder value than could be achieved by the companies individually.

     Our combined company will be named Pharmacia Corporation. Its corporate headquarters, and the headquarters of its pharmaceutical business, will be located in Peapack, New Jersey. Our agricultural business will retain the Monsanto name and will be headquartered in St. Louis, Missouri.

     Upon completion of the merger, holders of Pharmacia & Upjohn common stock will receive 1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock they own, and each share of Pharmacia & Upjohn Series A Convertible Perpetual Preferred Stock will be converted into an equivalent share of a newly created class of preferred stock of the combined company. Monsanto stockholders will continue to own their existing shares after the merger.

     Approximately 618 million shares of common stock of the combined company will be issued to Pharmacia & Upjohn stockholders in the merger, based on the number of shares of Pharmacia & Upjohn common stock outstanding on January 26, 2000. These shares will represent approximately 49% of the outstanding common stock of the combined company after the merger. Monsanto shares held by Monsanto stockholders before the merger will represent approximately 51% of the outstanding common stock of the combined company after the merger.


------------------------------------------------------             ------------------------------------------------------

     We are asking MONSANTO stockholders to approve                     We are asking PHARMACIA & UPJOHN stockholders to
     the issuance of shares in the merger and to                        adopt the merger agreement. A special meeting of
     approve amendments to Monsanto's charter to                        PHARMACIA & UPJOHN stockholders will be held:
     facilitate the merger. A special meeting of                        [Day], [Date], 2000
     MONSANTO stockholders will be held:                                            [Time], Local Time
     [Day], [Date], 2000                                                            [Location]
                 [Time], Local Time                                                 [Address]
                 [Location]                                                         [City, State]
                 [Address]                                              PHARMACIA & UPJOHN'S BOARD OF DIRECTORS
                 [City, State]                                          UNANIMOUSLY RECOMMENDS THAT PHARMACIA & UPJOHN
     MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY                          STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER
     RECOMMENDS THAT MONSANTO STOCKHOLDERS VOTE FOR                     AGREEMENT.
     THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK
     IN THE MERGER, AND FOR THE MONSANTO CHARTER
     AMENDMENTS, BOTH TO FACILITATE THE MERGER.
------------------------------------------------------             ------------------------------------------------------

ROBERT P. SHAPIRO

Robert B. Shapiro
Chairman and Chief Executive Officer,
Monsanto Company

FRED HASSAN
Fred Hassan
Chief Executive Officer,
Pharmacia & Upjohn, Inc.

   CONSIDER THE RISKS DESCRIBED ON PAGES I-15 THROUGH I-19 OF THIS DOCUMENT.

     Neither the Securities and Exchange Commission nor any state securities regulators have approved the stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

Joint proxy statement/prospectus dated --, 2000 and first mailed to stockholders on --, 2000.

                                                                 [MONSANTO LOGO]

                           NOTICE OF SPECIAL MEETING
                       TO BE HELD ON [DAY], [DATE], 2000

To the Stockholders of Monsanto Company:

     A special meeting of stockholders of Monsanto Company will be held on [Day], [Date], 2000 at [Time] a.m., local time, at [Location], [Address], [City], [State] for the following purposes:

     1. To consider and vote upon a proposal to issue shares of common stock and convertible perpetual preferred stock in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of December 19, 1999 (the "Merger Agreement"), among Monsanto, a subsidiary of Monsanto and Pharmacia & Upjohn, Inc. as described in the attached document; and

     2. To consider and vote upon a proposal to amend Monsanto's certificate of incorporation as provided in the Merger Agreement.

     Holders of record of Monsanto common stock at the close of business on [Date], 2000, will be entitled to vote at the Monsanto meeting or any adjournment or postponement.

     Admittance to the special meeting will be granted only to stockholders of record and guests of management. If you hold your shares in street name, please bring proof of share ownership for admittance.

     PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR STOCK.

                                          /s/ R. WILLIAM IDE III
                                          ----------------------
                                          R. William Ide III
                                          Secretary

[Date], 2000

     YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MONSANTO MEETING, PLEASE COMPLETE, DATE AND RETURN YOUR PROXY CARD IN THE ENCLOSED ENVELOPE PROMPTLY OR AUTHORIZE THE INDIVIDUALS NAMED ON YOUR PROXY CARD TO VOTE YOUR SHARES BY CALLING TOLL-FREE 1-877-PRX-VOTE (1-877-779-8683) OR, IF OUTSIDE THE U.S., CALLING 1-201-536-8073 OR USING THE INTERNET (www.eproxyvote.com/mtc) BY FOLLOWING THE INSTRUCTIONS INCLUDED WITH YOUR PROXY CARD.

                                                       [Pharmacia & Upjohn LOGO]

                           NOTICE OF SPECIAL MEETING
                       TO BE HELD ON [DAY], [DATE], 2000

To the Stockholders of Pharmacia & Upjohn, Inc.:

     A special meeting of stockholders of Pharmacia & Upjohn, Inc. will be held on [Day], [Date], 2000, at [Time] a.m., local time, at [Location], [Address], [City], [State] to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 19, 1999, among Pharmacia & Upjohn, Monsanto Company and a subsidiary of Monsanto as described in the attached document.

     Holders of record of Pharmacia & Upjohn common stock and Series A convertible perpetual preferred stock at the close of business on [Date], 2000, will be entitled to vote at the Pharmacia & Upjohn meeting or any adjournment or postponement.

     If you attend the meeting, you must register before entering. We will give priority seating to shareholders of record, beneficial owners who have evidence of ownership, or their authorized representatives, and guests of management. You may bring one guest.

     PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR STOCK AT THIS TIME.

                                          Don W. Schmitz
                                          Corporate Secretary

[Date], 2000

     YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE PHARMACIA & UPJOHN MEETING, PLEASE COMPLETE, DATE AND RETURN YOUR PROXY CARD IN THE ENCLOSED ENVELOPE PROMPTLY OR AUTHORIZE THE INDIVIDUALS NAMED ON YOUR PROXY CARD TO VOTE YOUR SHARES BY CALLING 1-888-221-0693 (TOLL FREE) AND BY FOLLOWING THE INSTRUCTIONS INCLUDED WITH YOUR PROXY CARD.

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
CHAPTER ONE
THE MERGER...........................    I-1
  QUESTIONS AND ANSWERS ABOUT THE
     MERGER..........................    I-1
  SUMMARY............................    I-3
  SUMMARY OF FINANCIAL INFORMATION...    I-9
  RISK FACTORS.......................   I-15
  THE MERGER.........................   I-21
  General............................   I-21
  Background of the Merger...........   I-21
  Our Reasons for the Merger;
     Recommendations of Our Boards of
     Directors.......................   I-25
  Material Federal Income Tax
     Consequences of the Merger......   I-27
  Regulatory Matters Relating to the
     Merger..........................   I-29
  Appraisal Rights...................   I-30
  Federal Securities Laws
     Consequences....................   I-30
  Accounting Treatment...............   I-31
  Stock Exchange Listings............   I-32
  Monsanto Charter Amendments........   I-32
  Amended and Restated Bylaws........   I-33
  INTERESTS OF OFFICERS AND DIRECTORS
     IN THE MERGER...................   I-35
  Board of Directors and Management
     of the Combined Company.........   I-35
  Other Agreements and Plans with
     Respect to Executive Officers...   I-36
  Ownership of Common Stock; Stock
     Options.........................   I-40
  Additional Information Concerning
     the Designees to the Board of
     Directors.......................   I-40
  THE MERGER AGREEMENT...............   I-43
  Structure of the Merger............   I-43
  Timing of Closing..................   I-43
  Merger Consideration...............   I-43
  Treatment of Pharmacia & Upjohn
     Stock Options...................   I-43
  Exchange of Shares.................   I-44
  The Combined Company Board and
     Related Matters.................   I-44
  Intended Agribusiness IPO..........   I-45
  Covenants..........................   I-45
  Representations and Warranties.....   I-50
  Conditions.........................   I-51
  Termination of the Merger
     Agreement.......................   I-52

                                       PAGE
                                       -----
  Fees and Expenses Payable Because
     of a Termination of the Merger
     Agreement.......................   I-53
  Amendments, Extensions and
     Waivers.........................   I-55
  STOCK OPTION AGREEMENTS............   I-56
  The Stock Options..................   I-56
  When the Stock Options May Be
     Exercised.......................   I-56
  Election to Repurchase Options.....   I-57
  Limitation on Total Profit.........   I-57
  Effect of Stock Option
     Agreements......................   I-57
  OPINIONS OF FINANCIAL ADVISORS.....   I-58
  Opinions of Financial Advisors to
     Monsanto........................   I-58
  Opinion of Goldman Sachs to
     Monsanto........................   I-58
  Opinion of Morgan Stanley to
     Monsanto........................   I-66
  Opinions of Financial Advisors to
     Pharmacia & Upjohn..............   I-72
  Opinion of Bear Stearns to
     Pharmacia & Upjohn..............   I-73
  Opinion of J.P. Morgan to Pharmacia
     & Upjohn........................   I-83
CHAPTER TWO
FINANCIAL INFORMATION................   II-1
  MARKET PRICE AND DIVIDEND
     INFORMATION.....................   II-1
  MONSANTO COMPANY SELECTED FINANCIAL
     DATA............................   II-3
  PHARMACIA & UPJOHN, INC. SELECTED
     FINANCIAL DATA..................   II-5
  MONSANTO COMPANY AND PHARMACIA &
     UPJOHN, INC. COMPARATIVE PER
     SHARE DATA......................   II-6
  UNAUDITED PRO FORMA CONDENSED
     COMBINED FINANCIAL
     INFORMATION.....................   II-8
CHAPTER THREE
INFORMATION ABOUT THE MEETINGS AND
  VOTING RELATED TO THE MERGER.......  III-1
  Matters Relating to the Meetings...  III-1
  Vote Necessary to Approve Monsanto
     and Pharmacia & Upjohn
     Proposals.......................  III-3
  How to Vote by Proxy...............  III-4
  Other Business; Adjournments.......  III-6

                                       PAGE
                                       -----
CHAPTER FOUR
CERTAIN LEGAL INFORMATION............   IV-1
  Summary of Material Differences
     Between Current Rights of
     Pharmacia & Upjohn and Monsanto
     Stockholders and Rights Those
     Stockholders Will Have as
     Pharmacia Corporation
     Stockholders Following the
     Merger..........................   IV-1
  DESCRIPTION OF MONSANTO CAPITAL
     STOCK...........................   IV-5
  General............................   IV-5
  Monsanto Common Stock..............   IV-5
  Monsanto Preferred Stock...........   IV-6
  Description of Rights..............   IV-8

                                       PAGE
                                       -----
  Transfer Agent and Registrar.......   IV-9
  Stock Exchange Listing; Delisting
     and Deregistration of Pharmacia
     & Upjohn Common Stock...........   IV-9
  LEGAL MATTERS......................   IV-9
  INDEPENDENT ACCOUNTANTS............   IV-9
CHAPTER FIVE
ADDITIONAL INFORMATION FOR
  STOCKHOLDERS.......................    V-1
  FUTURE STOCKHOLDER PROPOSALS.......    V-1
  WHERE YOU CAN FIND MORE
     INFORMATION.....................    V-I

                                    ANNEXES

                     Annex A -- Agreement and Plan of
                                Merger

                     Annex B -- Monsanto Option Agreement

                     Annex C -- Pharmacia & Upjohn Option
                                Agreement

                     Annex D -- Opinion of Goldman, Sachs &
                                Co.

                     Annex E -- Opinion of Morgan Stanley &
                                Co. Incorporated

                     Annex F -- Opinion of Bear Stearns &
                                Co. Inc.

                     Annex G -- Opinion of J.P. Morgan
                                Securities Inc.

                     Annex H -- Charter Amendments

                     Annex I -- Amended and Restated Bylaws

                     Annex J -- Certificate of Designations
                                for Monsanto Series B
                                Convertible Perpetual
                                Preferred Stock

                     Annex K -- Section 262 of the Delaware
                                General Corporation Law

                                  CHAPTER ONE

                                   THE MERGER

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL HAPPEN IN THE MERGER?

A: We are proposing to combine our companies in a "merger of equals" transaction. In most mergers of equals, one company becomes a subsidiary of the other company. In our merger, Pharmacia & Upjohn will become a wholly owned subsidiary of Monsanto. Monsanto will then change its name to Pharmacia Corporation. Pharmacia & Upjohn stockholders will exchange their shares of common stock and preferred stock for newly-issued shares of common stock and preferred stock of the combined company and Monsanto stockholders will retain their existing shares. We expect that upon completion of the merger, about 51% of the outstanding common stock of the combined company will be held by former Monsanto stockholders and about 49% of the outstanding common stock of the combined company will be held by former Pharmacia & Upjohn stockholders.

Q: WHEN ARE THE STOCKHOLDERS' MEETINGS?

A: Each company's meeting will take place on --, 2000. The location of each meeting is specified on the cover page to this document.

Q: WHAT DO I NEED TO DO NOW?

A: Just mail your signed proxy card in the enclosed return envelope or vote by telephone, as soon as possible, so that your shares may be represented at your meeting. Monsanto stockholders may also vote using the Internet (www.eproxyvote.com/mtc). In order to assure that we obtain your vote, please give your proxy as instructed on your proxy card even if you currently plan to attend your meeting in person.

   MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MONSANTO STOCKHOLDERS VOTE FOR THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK IN THE MERGER, AND FOR THE MONSANTO CHARTER AMENDMENTS, BOTH TO FACILITATE THE MERGER.

   PHARMACIA & UPJOHN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHARMACIA & UPJOHN STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

Q: WHAT SHOULD I DO IF I WANT TO CHANGE MY VOTE?

A: Just send in a later-dated, signed proxy card to your company's Secretary or vote again by telephone (or, alternatively, if you are a Monsanto stockholder, by Internet) before your meeting. Or, you can attend your meeting in person and vote. You may also revoke your proxy by sending a notice of revocation to your company's Secretary at the address under "Summary -- The Companies" on page I-3.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

   If you do not give voting instructions to your broker, you will, in effect, be voting against the merger unless you appear in person at your stockholders' meeting and vote in favor of the merger.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will send Pharmacia & Upjohn stockholders written instructions for exchanging their share certificates. Monsanto stockholders will keep their existing certificates.

Q: WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: We do not expect any changes in the current dividend policies of either of the companies before the merger. Pharmacia & Upjohn's current quarterly dividend is $0.27 per share of Pharmacia & Upjohn common stock, or $1.08 per share on an annual basis. Monsanto's current quarterly dividend is $.03 per share of Monsanto common stock, or $0.12 per share on an annual basis. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia & Upjohn's current dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the combined company's board of directors may deem relevant.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are hoping to complete the merger as quickly as practicable. In addition to stockholder approvals, we must also obtain regulatory approvals. We expect to complete the merger during the second quarter of 2000.

Q: WHOM DO I CALL IF I HAVE QUESTIONS ABOUT THE MEETINGS OR THE MERGER?

A: Monsanto stockholders may call Georgeson Shareholder Communications Inc. at
   1-800-223-2064. Pharmacia & Upjohn stockholders may call 1-800-735-3107.

                                    SUMMARY

     This Summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this document and the documents we refer to. See "Where You Can Find More Information" on page V-1.

THE COMPANIES

MONSANTO COMPANY
800 North Lindbergh Blvd.
St. Louis, Missouri 63167
(314) 694-1000

     Monsanto is a life sciences company, committed to finding solutions to the growing global needs for food and health by applying common forms of science and technology to agriculture, nutrition and health. Monsanto makes, researches and markets high-value agricultural products, pharmaceuticals and nutrition-based health products.

PHARMACIA & UPJOHN, INC.
100 Route 206 North
Peapack, New Jersey 07977
(888) 768-5501

     Pharmacia & Upjohn is a global innovation-driven pharmaceutical and health care company. Pharmacia & Upjohn's products, services and employees demonstrate its commitment to improve wellness and quality of life for people around the world.

REASONS FOR THE MERGER

     We believe the combined company will build upon our complementary sales infrastructure and product portfolios in the U.S. and European pharmaceutical markets. The combined company will have a world-class research and development capability with a robust pipeline and an annual pharmaceutical research and development budget of more than $2 billion to fund future growth. The new company will also have one of the world's leading fully integrated agricultural businesses that is expected to have the autonomy and strong capital structure to enhance its growth prospects.

     To review our reasons for the merger in greater detail, see pages I-25 through I-27.

OUR RECOMMENDATIONS TO STOCKHOLDERS

     (See page I-25)

TO MONSANTO STOCKHOLDERS:

     MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK IN THE MERGER, AND THAT YOU VOTE FOR THE MONSANTO CHARTER AMENDMENTS, BOTH TO FACILITATE THE MERGER.

TO PHARMACIA & UPJOHN STOCKHOLDERS:

     PHARMACIA & UPJOHN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

THE MERGER

     The merger agreement is attached as Annex A to this document. We urge you to read the merger agreement as it is the principal legal document that governs the merger.

WHAT PHARMACIA & UPJOHN STOCKHOLDERS WILL RECEIVE (SEE PAGE I-43)

     As a result of the merger, Pharmacia & Upjohn stockholders will receive
1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock, and one share of an equivalent series of convertible perpetual preferred stock of the combined company for each share of Pharmacia & Upjohn convertible perpetual preferred stock.

     The combined company will not issue any fractional shares. Instead, the company will pay holders of Pharmacia & Upjohn common stock cash equal to the value of any fractional shares based on the closing price for a share of common stock of Monsanto on the New York Stock Exchange on the effective date of the merger or the immediately preceding business day.

OPINIONS OF FINANCIAL ADVISORS (SEE PAGE I-58)

     In connection with the merger, Monsanto's board of directors received the opinions of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, Monsanto's financial advisors, to the effect that, as of December 19, 1999, the exchange ratio of 1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock is fair, from a financial point of view, to Monsanto. Pharmacia & Upjohn's board of directors received the opinions of Bear Stearns & Co. Inc. and J.P. Morgan Securities Inc., Pharmacia & Upjohn's financial advisors, to the effect that, as of December 19, 1999, the exchange ratio is fair, from a financial point of view, to Pharmacia & Upjohn's stockholders. These opinions, which are attached as Annexes D through G, set forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinions. WE URGE YOU TO READ THESE OPINIONS IN THEIR ENTIRETY.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE II-6)

     Monsanto and Pharmacia & Upjohn common stock are both listed on the New York Stock Exchange. On December 17, 1999, the last full trading day before the announcement of the merger agreement, Monsanto common stock closed at $41.75 and Pharmacia & Upjohn common stock closed at $50.25. On -- , 2000, the last full trading day before the mailing of this document, Monsanto common stock closed at $-- and Pharmacia & Upjohn common stock closed at $--.

LISTING OF COMMON STOCK OF THE COMBINED COMPANY

     The common stock of the combined company will be listed on the New York Stock Exchange under the ticker symbol "--". Monsanto and Pharmacia & Upjohn have agreed to use their reasonable best efforts to have the common stock of the combined company listed on the Stockholm Stock Exchange.

STOCKHOLDER VOTES REQUIRED (SEE PAGE III-3)

     For Monsanto stockholders: Approval of the issuance of common stock and convertible perpetual preferred stock in the merger requires the approval of the holders of a majority of the shares present in person or represented by proxy at the meeting. Approval of the Monsanto charter amendments requires the approval of the holders of a majority of the outstanding shares of Monsanto common stock.

     For Pharmacia & Upjohn stockholders: Adoption of the merger agreement requires the approval of the holders of a majority of the total votes entitled to be cast by holders of Pharmacia & Upjohn common stock and Pharmacia & Upjohn convertible perpetual preferred stock, voting as a single class.

OWNERSHIP OF THE COMBINED COMPANY AFTER THE MERGER

     The combined company will issue approximately 618 million shares of its common stock to Pharmacia & Upjohn stockholders in the merger. These shares will represent approximately 49% of the outstanding common stock of the combined company. This information is based on the number of shares of Monsanto common stock and Pharmacia & Upjohn common stock outstanding on -- , 2000 and does not take into account the Monsanto or Pharmacia & Upjohn convertible perpetual preferred stock, stock options or other equity-based awards or other transactions involving the issuance of common stock, including acquisitions.

BOARD AND BOARD COMMITTEES AFTER THE MERGER (SEE PAGE I-35 AND PAGE I-44)

     After the merger, the board of directors of the combined company will have twenty members, consisting of ten persons designated by Monsanto and ten persons designated by Pharmacia & Upjohn. All committees of the board of directors of the combined company will initially consist of an equal number of Monsanto and Pharmacia & Upjohn designees.

EXECUTIVE OFFICERS (SEE PAGE I-44)

     After the merger, we intend that Mr. Robert B. Shapiro of Monsanto will be the non-executive chairman of the combined company's board of directors and Mr. Fred Hassan of Pharmacia & Upjohn will be the chief executive officer of the combined company. Eighteen months after the merger occurs, we intend that Mr. Hassan will become both the chairman and chief executive officer of the combined company unless otherwise determined at that time by the affirmative vote of 80% of the directors of the combined company. Our plan is that after the merger, the twenty most senior positions in the combined company, other than that of the chairman and the chief executive officer, will be comprised of ten executives from Monsanto and ten executives from Pharmacia & Upjohn.

INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE I-35)

     When you consider our boards of directors' recommendations that you vote in favor of the relevant proposals, you should be aware that a number of our officers and directors will be entitled to receive certain significant benefits if the merger occurs that they will not be entitled to receive if the merger does not occur.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE I-27)

     A Pharmacia & Upjohn stockholder's receipt of common stock or convertible perpetual preferred stock of the combined company in the merger generally will be tax-free for United States federal income tax purposes, except for tax resulting from the receipt of cash instead of any fractional share of the common stock of the combined company. The companies themselves, as well as Monsanto stockholders, will not recognize gain or loss as a result of the merger.

ACCOUNTING TREATMENT (SEE PAGE I-31)

     We expect the merger to qualify as a pooling of interests, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes. However, completion of the merger is not conditioned on the merger qualifying for such accounting treatment.

APPRAISAL RIGHTS (SEE PAGE I-30)

     Neither the holders of Pharmacia & Upjohn common stock nor the holders of Monsanto common stock have any right to an appraisal of the value of their shares in connection with the merger or the charter amendments. The holder of Pharmacia & Upjohn convertible perpetual preferred stock has appraisal rights for its shares if it complies with procedures required under Delaware law.

REGULATORY APPROVALS (SEE PAGE I-29)

     Pursuant to the Hart-Scott-Rodino Act, the merger cannot be completed until after we have given certain information and materials to the Federal Trade Commission and a required waiting period has expired or been terminated. We submitted pre-merger notification and report forms on January 19, 2000.

     The merger is also subject to review under the competition laws of the European Union. We have informally notified the European Commission of the merger, and expect to make the required formal pre-merger filing in February 2000.

     The merger may also be subject to regulatory review in jurisdictions other than the U.S. and the EU.

     We are not required to effect the merger unless the regulatory conditions to completion of the merger are satisfied.

CONDITIONS TO THE COMPLETION OF THE MERGER (SEE PAGE I-51)

     The completion of the merger depends upon the meeting of a number of conditions, including the following:

     - approval of the share issuance and charter amendments by Monsanto's stockholders and adoption of the merger agreement by Pharmacia & Upjohn's stockholders;

     - absence of any law or order issued by a court or governmental entity prohibiting the merger;

     - absence of any law or order issued by a court or governmental entity that would reasonably be expected to have a material adverse effect on the combined company after the merger;

     - expiration or termination of the waiting period under the Hart-Scott-Rodino Act and receipt of necessary European Community approvals;

     - receipt of all governmental approvals and consents required for the parties to effect the merger, the failure of which to obtain would reasonably be expected to have a material adverse effect on the combined company after the merger;

     - material accuracy as of closing of the representations and warranties made by the parties and material compliance by the parties with their obligations; and

     - receipt of opinions of counsel to Monsanto and Pharmacia & Upjohn that the merger will qualify as a tax-free reorganization.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE I-52)

     Either Monsanto or Pharmacia & Upjohn can terminate the merger agreement if any of the following occurs:

     - we do not complete the merger by December 31, 2000; or

     - a law or order is issued that permanently prohibits the merger or a law or order is not issued that is necessary to effect the merger; or

     - Monsanto stockholders do not approve the issuance of common stock and convertible perpetual preferred stock in the merger or the proposed amendments to the Monsanto charter or Pharmacia & Upjohn stockholders do not adopt the merger agreement; or

     - before the other party's stockholder vote, the other party approves or recommends a superior proposal made by a third party; or

     - before its stockholder vote, either party determines that a superior proposal has been made by a third party; or

     - either party's board of directors modifies its recommendation of the merger in a manner adverse to the other party.

     In addition, Monsanto can terminate the merger agreement if a third party acquires 15% or more of Pharmacia & Upjohn's common stock, and Pharmacia & Upjohn can terminate the merger agreement if a third party acquires 20% or more of Monsanto's common stock.

     Neither Monsanto nor Pharmacia & Upjohn can terminate the merger agreement based on the reason that the merger is not completed by December 31, 2000, if the reason that the merger has not occurred is because it is in breach of the merger agreement.

     Monsanto and Pharmacia & Upjohn can also both agree to terminate the merger agreement. Neither Monsanto nor Pharmacia & Upjohn is allowed to unreasonably withhold its consent to a termination request if the conditions to the completion of the merger regarding the material accuracy of its representations and warranties or its material compliance with its covenants in the merger agreement would not reasonably be expected to be satisfied prior to December 31, 2000, through the exercise of its reasonable best efforts.

TERMINATION FEES (SEE PAGE I-53)

     Either Pharmacia & Upjohn or Monsanto will be required to pay the other a fee of $575 million (less any termination fee previously paid) if:

     - it terminates the merger agreement to accept a superior proposal from a third party after giving the other party three days to renegotiate another transaction with it;

     - it fails to obtain stockholder approval of the merger and:

          (a) prior to its meeting of its stockholders, its board of directors receives a business combination proposal from a third party; and

          (b) within 12 months of the termination of the merger agreement, it enters into an agreement with any third party regarding a business combination or completes a business combination;

     - as a result of its board of directors, prior to its special meeting, approving or recommending a superior proposal involving a third party, the other party terminates the merger agreement;

     - the other party terminates the merger agreement as a result of a third party acquiring 15% of Pharmacia & Upjohn's common stock or 20% of Monsanto's common stock;

     - the merger is not completed by December 31, 2000 and:

          (a) on or before December 31, 2000, it receives a business combination proposal from a third party, and

          (b) following such business combination proposal and prior to termination of the merger agreement, it intentionally breaches any of its covenants, which breach materially contributes to the failure of the merger to be completed on or prior to December 31, 2000, and

          (c) within 12 months of any such termination of the merger agreement, it enters into an agreement with a third party regarding a business combination or completes a business combination; or

     - it or the other party terminates the merger agreement because its board of directors adversely changed its recommendation of the merger and:

          (a) at or before its change of recommendation it received a business combination proposal, and

          (b) within 12 months of the termination of the merger agreement, it enters into an agreement with a third party regarding a business combination or completes a business combination.

     Either Pharmacia & Upjohn or Monsanto will be required to pay the other a fee of $250 million if the merger agreement is terminated as a result of its board of directors adversely changing its recommendation of the merger. This amount will be credited against any subsequent payment of the $575 million fee described above.

STOCK OPTION AGREEMENTS (SEE PAGE I-56 AND ANNEXES B AND C)

     In connection with the merger agreement, Monsanto and Pharmacia & Upjohn entered into reciprocal stock option agreements under which Monsanto granted to Pharmacia &

Upjohn an option to purchase 94,774,810 shares of Monsanto common stock (approximately 14.9% of Monsanto's outstanding common stock) at a price of $41.75 per share, and Pharmacia & Upjohn granted to Monsanto an option to purchase 77,388,932 shares of Pharmacia & Upjohn common stock (approximately 14.9% of Pharmacia & Upjohn's outstanding common stock) at a price of $50.25 per share. These exercise prices represent our closing stock prices on December 17, 1999, the last trading day prior to the public announcement of the execution of the merger agreement. The option to buy Monsanto shares is exercisable by Pharmacia & Upjohn under circumstances in which Monsanto is required to pay Pharmacia & Upjohn aggregate termination fees in the amount of $575 million as described above. The option to buy Pharmacia & Upjohn shares is exercisable by Monsanto under circumstances in which Pharmacia & Upjohn is required to pay Monsanto aggregate termination fees in the amount of $575 million as described above.

     The stock option agreements limit the amount of profit either party is permitted to receive as a result of both the receipt of a termination fee and the exercise of the option to $635 million in total. We have attached the stock option agreements as Annexes B and C to this document.

THE MONSANTO CHARTER AMENDMENTS AND BYLAWS (SEE PAGE I-32 AND ANNEXES H AND I)

     Monsanto stockholders are also being asked to approve the amendments to the Monsanto certificate of incorporation that would:

     - change Monsanto's name to Pharmacia Corporation,

     - increase the number of authorized shares of common stock from one billion to three billion,

     - eliminate the current prohibition on Monsanto preferred stock having more than one vote per share, and

     - change the par value of Monsanto's authorized preferred stock from no par value to $0.01 par value per share.

     The charter amendments are attached as Annex H.

     Pursuant to the merger agreement, the Monsanto board of directors will also make amendments to the Monsanto bylaws to implement various governance arrangements consistent with a merger of equals structure, such as board composition and management of the combined company. These amended bylaws will be the bylaws of the combined company and are attached as Annex I.

THE AGRIBUSINESS IPO

     We intend to reorganize Monsanto's agribusiness as a separate business under the Monsanto name and sell up to 19.9% of it in an initial public offering soon after the merger. We contemplate that the agribusiness subsidiary will have a sound capital structure.

                MONSANTO COMPANY SUMMARY SELECTED FINANCIAL DATA

     The table below shows summary selected historical financial information for Monsanto as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 and has been prepared using the audited consolidated financial statements of Monsanto. The information as of and for the nine months ended September 30, 1999 has been prepared using the unaudited condensed consolidated financial statements of Monsanto. This information is only a summary, and you should read it in conjunction with Monsanto's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page V-1.

                                     NINE MONTHS
                                        ENDED                 YEAR ENDED AT DECEMBER 31,
                                    SEPTEMBER 30,   -----------------------------------------------
                                        1999        1998(1)   1997(2)   1996(3)   1995(4)   1994(5)
                                    -------------   -------   -------   -------   -------   -------
                                       (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND SHARE AMOUNTS)
OPERATING RESULTS:
Net Sales.........................     $ 6,804      $ 7,237   $ 6,058   $4,862    $4,165    $3,639
Income (Loss) from Continuing
  Operations......................         457         (131)      149      279       386       350
Income (Loss) from Discontinued
  Operations(6)...................          69         (119)      321      106       353       272
Net Income (Loss)(7)..............         506         (250)      470      385       739       622
PER SHARE INFORMATION:
Income (Loss) from Continuing
  Operations -- Basic.............     $  0.72      $ (0.22)  $  0.26   $ 0.48    $ 0.68    $ 0.61
Net Income (Loss)  -- Basic.......        0.80        (0.41)     0.80     0.66      1.30      1.09
Income (Loss) from Continuing
  Operations -- Diluted...........     $  0.70      $ (0.22)  $  0.24   $ 0.47    $ 0.67    $ 0.63
Net Income (Loss) -- Diluted......        0.78        (0.41)     0.77     0.64      1.27      1.06
Dividends per share(8)............     $ 0.090      $ 0.120   $ 0.500   $0.588    $0.540    $0.494
YEAR-END FINANCIAL POSITION:
Total Assets......................     $15,983      $16,385   $10,517   $8,619    $8,008    $6,537
Long-Term Debt....................       5,961        6,259     1,979    1,608     1,667     1,405
Shareowners' Equity...............       5,243        4,986     4,104    3,690     3,732     2,948

-------------------------

(1) Loss from continuing operations for 1998 included $610 million, or $1.01 per share, for restructuring and special charges, write-offs for acquired in-process research and development (R&D), and charges for the cancellation of DEKALB stock options.

(2) Income from continuing operations for 1997 included $404 million, or $0.66 per share, for the write-off of acquired in-process R&D.

(3) Income from continuing operations for 1996 included restructuring and other unusual charges of $226 million, or $0.38 per share, associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions.

(4) Income from continuing operations for 1995 included restructuring expenses and other unusual items of $63 million, $0.11 per share.

(5) Income from continuing operations for 1994 included a net aftertax gain for restructuring and other unusual items of $20 million, or $0.03 per share.

(6) Includes the operations of the styrenics plastics business, chemicals businesses, and the alginates business prior to their disposition in 1995, 1997 and 1999, respectively. The operations of the artificial sweeteners and biogums businesses have also been included for all periods presented as a result of management's decision during 1999 to exit these businesses.

(7) Net income for the nine months ended September 30, 1999 included a $20 million loss for a cumulative effect of a change in accounting principle.

(8) The quarterly common stock dividend was reduced from $0.16 per share to $0.03 per share in the first quarter of 1997.

            PHARMACIA & UPJOHN, INC. SUMMARY SELECTED FINANCIAL DATA

     The table below shows summary selected historical financial information for Pharmacia & Upjohn. The historical financial information as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 has been prepared using the audited consolidated financial statements of Pharmacia & Upjohn. The information as of and for the nine months ended September 30, 1999 and 1998 has been prepared using the unaudited condensed consolidated financial statements of Pharmacia & Upjohn. This information is only a summary, and you should read it in conjunction with Pharmacia & Upjohn's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page V-1.

                                          NINE MONTHS
                                             ENDED
                                         SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                       -----------------   -----------------------------------------------
                                       1999(2)   1998(2)   1998(2)   1997(2)   1996(2)   1995(2)   1994(2)
                                       -------   -------   -------   -------   -------   -------   -------
                                              (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER-SHARE DATA)
OPERATING RESULTS:
Net sales............................  $ 5,310   $ 4,909   $ 6,758   $ 6,586   $ 7,176   $ 6,949   $ 6,704
Income from Continuing Operations....      589       509       631       258       550       733       824
Income from Discontinued
  Operations.........................                                                                    2
Net Income...........................      589       509       631       258       550       733       826
PER SHARE INFORMATION:
Income from Continuing Operations --
  Basic..............................  $  1.12   $  0.97   $  1.20   $  0.48   $  1.04   $  1.41   $  1.60
  Net Income -- Basic................     1.12      0.97      1.20      0.48      1.04      1.41      1.60
Income from Continuing Operations --
  Diluted............................  $  1.09   $  0.95   $  1.17   $  0.48   $  1.03   $  1.39   $  1.57
Net Income -- Diluted................     1.09      0.95      1.17      0.48      1.03      1.39      1.57
Dividends declared per share(3)......  $  0.81   $  0.81   $  1.08   $  1.08   $  1.08   $  0.27         -
YEAR-END FINANCIAL POSITION:
Total Assets.........................  $10,458   $10,308   $10,343   $10,457   $11,259   $11,536   $10,984
Long Term Debt(1)....................      339       565       513       651       823       870       953
Shareowner's Equity..................    5,548     5,659     5,596     5,578     6,313     6,446     5,637

-------------------------

(1) Includes guarantee of ESOP debt. See Note 11 to the audited annual consolidated financial statements incorporated by reference herein.

(2) Consolidated amounts for all periods presented have been restated retroactively for the effects of the August 1999 merger with SUGEN, Inc., which was accounted for as a pooling of interests.

(3) Separate dividend information for Pharmacia AB and The Upjohn Company prior to the November 1995 merger date has not been presented because this information would not be meaningful.

                             COMPARATIVE PER SHARE DATA

    MARKET PRICE DATA

     The table below presents the high and low closing prices per share of Monsanto common stock and Pharmacia & Upjohn common stock on the New York Stock Exchange on December 17, 1999, the last full trading day immediately preceding the public announcement of the proposed merger, and on --, 2000, the last full trading day before the mailing of this document, as well as the "equivalent stock price" of shares of Pharmacia & Upjohn common stock on such dates. The "equivalent stock price" of shares of Pharmacia & Upjohn common stock represents the per share closing price for Monsanto's common stock on the New York Stock Exchange at such specified date, multiplied by the exchange ratio of 1.19, which is the number of shares of Monsanto common stock that a Pharmacia & Upjohn stockholder would receive for each share of Pharmacia & Upjohn common stock. Keep in mind that because of market price fluctuations the "equivalent stock price" may be greater than or less than the value of the Monsanto common stock and cash in lieu of fractional shares that a Pharmacia & Upjohn stockholder will receive for each share of Pharmacia & Upjohn common stock in connection with the merger. Pharmacia & Upjohn stockholders should obtain current market quotations for the shares of Monsanto common stock and Pharmacia & Upjohn common stock prior to making any decision with respect to the merger.

                                                        PHARMACIA &          PHARMACIA &
                                      MONSANTO             UPJOHN         UPJOHN EQUIVALENT
                                    COMMON STOCK        COMMON STOCK         STOCK PRICE
                                    (DOLLARS PER        (DOLLARS PER         (DOLLARS PER
                                       SHARE)              SHARE)               SHARE)
                                  ----------------    ----------------    ------------------
                                   HIGH      LOW       HIGH      LOW       HIGH        LOW
                                  ------    ------    ------    ------    -------    -------
December 17, 1999...............  $42.88    $40.75    $54.06    $50.00    $51.03     $48.49
--, 2000........................  $   --    $   --    $   --    $   --    $   --     $   --

     Following the consummation of the merger, shares of Pharmacia & Upjohn common stock will cease to be traded on the New York Stock Exchange.

SUMMARY UNAUDITED COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

     Set forth below are the net income, cash dividends and book value per common share data separately for Monsanto and Pharmacia & Upjohn on a historical basis, for the combined company on a pro forma combined basis and on a pro forma combined basis per Pharmacia & Upjohn equivalent share. The pro forma data for the combined company was derived by combining the historical consolidated financial information of Monsanto and Pharmacia & Upjohn using the pooling of interests method of accounting for business combinations as described under "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page II-8. The Pharmacia & Upjohn equivalent share pro forma information shows the effect of the merger from the perspective of an owner of Pharmacia & Upjohn common stock. The information was computed by multiplying the combined company's pro forma per share information by the exchange ratio of 1.19. You should read the information below together with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC and incorporated by reference. See "Where You Can Find More Information" on page V-1. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

                                                      AS OF AND FOR
                                                         THE NINE
                                                          MONTHS
                                                          ENDED        AS OF AND FOR THE YEAR
                                                      SEPTEMBER 30,      ENDED DECEMBER 31,
                                                      --------------   ----------------------
                                                       1999    1998     1998    1997    1996
                                                      ------   -----   ------   -----   -----
MONSANTO HISTORICAL PER COMMON SHARE DATA:
Basic earnings per share -- continuing
operations........................................    $ 0.72   $0.47   $(0.22)  $0.26   $0.48
  Diluted earnings per share -- continuing
     operations...................................      0.70    0.45    (0.22)   0.24    0.47
  Dividends per common share......................      0.09    0.09     0.12    0.50    0.59
  Book value per common share.....................      8.26      --     7.93      --      --
PHARMACIA & UPJOHN HISTORICAL PER COMMON SHARE
  DATA:
  Basic earnings per share -- continuing
     operations...................................    $ 1.12   $0.97   $ 1.20   $0.48   $1.04
  Diluted earnings per share -- continuing
     operations...................................      1.09    0.95     1.17    0.48    1.03
  Dividends per common share......................      0.81    0.81     1.08    1.08    1.08
  Book value per common share.....................     10.71      --    10.81      --      --
UNAUDITED PRO FORMA COMBINED:
  Basic earnings per share -- continuing
     operations...................................    $ 0.83   $0.64   $ 0.40   $0.33   $0.68
  Diluted earnings per share -- continuing
     operations...................................      0.81    0.62     0.39    0.32    0.67
  Dividends per common share(1)...................
  Book value per common share.....................      8.56      --     8.43      --      --
UNAUDITED PRO FORMA COMBINED PER PHARMACIA &
  UPJOHN EQUIVALENT SHARE:
  Basic earnings per share -- continuing
     operations...................................    $ 0.99   $0.76   $ 0.48   $0.39   $0.81
  Diluted earnings per share -- continuing
     operations...................................      0.96    0.74     0.46    0.38    0.80
  Dividends per common share(1)...................
  Book value per common share.....................     10.19      --    10.03      --      --

---------------
(1) Monsanto's current quarterly dividend is $0.03 per share of common stock ($0.12 per share annualized) and is subject to future approval and declaration of the board of directors of Monsanto. Pharmacia & Upjohn's current quarterly dividend is $0.27 per share of common stock ($1.08 per share annualized) and is subject to future approval and declaration by the board of directors of Pharmacia & Upjohn. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia's current dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the company's board of directors may deem relevant.

                                  RISK FACTORS

     You should consider the following risk factors in determining how to vote at the meeting.

MONSANTO COMMON STOCK COULD EXPERIENCE FLUCTUATIONS IN PRICE WHICH COULD AFFECT THE VALUE OF SHARES ISSUED TO PHARMACIA & UPJOHN STOCKHOLDERS

     Recently, the stock market and Monsanto common stock have experienced price and volume fluctuations. The broad market fluctuations may adversely affect the market price of Monsanto common stock. The value of one share of the common stock of the combined company on the date on which the merger is completed, the date that Pharmacia & Upjohn stockholders receive shares of stock of the combined company or the date the stockholders eventually sell their stock of the combined company may be significantly different than the price of 1.19 shares of Monsanto common stock today. Pharmacia & Upjohn stockholders are advised to obtain recent market quotations for Monsanto common stock. Neither company may terminate the merger agreement or elect not to complete the merger solely because of changes in their stock prices.

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE OUR OPERATIONS AND REALIZE THE FULL COST SAVINGS WE ANTICIPATE

     The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies' operations include:

     - the necessity of coordinating geographically separated organizations;

     - integrating personnel with diverse business backgrounds; and

     - combining different corporate cultures.

     The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies' operations could have an adverse effect on the business, results of operations or financial condition of the combined company.

     Among the factors considered by the Pharmacia & Upjohn and the Monsanto boards of directors in connection with their respective approvals of the merger agreement were the opportunities for economies of scale and operating efficiencies that could result from the merger. We cannot give any assurance that these savings will be realized within the time periods contemplated or realized at all.

WE WILL INCUR SIGNIFICANT MERGER-RELATED AND INTEGRATION-RELATED EXPENSES

     A one-time charge for direct incremental merger-related transaction costs will be recorded in the quarter in which the merger is consummated. The direct incremental merger-related transaction costs consist principally of charges related to investment banking fees, professional services, registration and other regulatory costs (approximately $110 million) and stock compensation arrangements (approximately $70 million before tax). The charges for stock compensation arrangements consist of accounting charges related to certain Monsanto stock options which were granted with exercise prices above the fair market value of Monsanto common stock on the date such options were granted. Pursuant to the terms of these options, at consummation of the merger, the exercise price of such options will be reduced to equal the fair market value of Monsanto common stock on the date of grant. We expect to incur pre-tax charges to operations, currently estimated to be between $500 and $800 million, to reflect costs associated with combining the operations of the two companies. These costs will be recorded subsequent to consummation of the merger. These amounts are preliminary estimates and are therefore subject to change. Additional unanticipated expenses may be incurred in the integration of our businesses. Although we expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, we cannot assure you that these benefits will be achieved in the near term or at all.

OBTAINING REQUIRED REGULATORY APPROVALS MAY DELAY CONSUMMATION OF THE MERGER

     Consummation of the merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting periods, and any extension of the waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval by the European Commission. We intend to vigorously pursue all required regulatory approvals. The requirement for these approvals could delay the consummation of the merger for a significant period of time after our stockholders have approved the proposals relating to the merger at the special meetings. See "The Merger -- Regulatory Matters Relating to Merger" on page I-29 for a description of the regulatory approvals necessary in connection with the merger.

WE CANNOT ASSURE STOCKHOLDERS OF THE TIMING OF OR PROCEEDS FROM THE MONSANTO AGRIBUSINESS IPO

     Although we intend to complete an initial public offering of Monsanto's agribusiness as soon as practical after the merger, the timing, proceeds and consummation of the intended IPO are subject to a variety of uncertainties, including market conditions. Therefore, we cannot give any assurances as to the proceeds from, or the timing or consummation of, the agribusiness IPO.

WE FACE INTENSE COMPETITION FROM NEW PRODUCTS AND FROM LOWER-COST GENERIC
PRODUCTS

     The pharmaceutical and agricultural industries are highly competitive and rapidly changing. Our principal competitors are major international corporations with substantial resources for research and development, production and marketing.

     Our products that are under patent protection face intense competition from competitors' proprietary products. This competition may increase as new products enter the market. We also face increasing competition from lower-cost generic products after patents on our products expire. For example, the family of Roundup(R) herbicides is a major product line for Monsanto's agribusiness. These herbicides are likely to face increasing competition from generic products. Patents protecting Roundup(R) in several countries expired in 1991. Compound per se patent protection for the active ingredient in Roundup(R) herbicide expires in the United States in September 2000.

     As new products enter the market, our products may become obsolete or our competitors' products may be more effective or more effectively marketed and sold than our products.

     If the combined company fails to maintain its competitive position, this could have a material adverse effect on its business and results of operations.

OUR RESEARCH AND DEVELOPMENT EFFORTS MAY NOT SUCCEED OR OUR COMPETITORS MAY DEVELOP MORE EFFECTIVE OR SUCCESSFUL PRODUCTS

     In order to remain competitive, we must commit substantial resources each year to research and development. In 1999, Pharmacia & Upjohn spent approximately $1.4 billion on research and development and Monsanto spent approximately $1.4 billion on research and development.

     A number of companies are engaged in agricultural research in general and plant biotechnology research in particular. Technological advances by others could render our agribusiness' products less competitive. We believe that competition will intensify, not only from agricultural biotechnology firms but from major agrichemical, seed and food companies with conventional biotechnology laboratories. Some of our agribusiness' agricultural competi-tors will continue to have substantially greater financial, technical and marketing resources than our agribusiness will.

     In the pharmaceutical business, the research and development process takes from 10 to 15 years from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and have to abandon a product in which we have invested substantial amounts. We cannot assure you that the combined company will continue to succeed in its research and development efforts. If the combined company fails to continue developing commercially successful products, or if competitors develop more effective products or a greater number of successful new products, this could have a material adverse effect on our business and results of operations.

OUR PHARMACEUTICAL BUSINESS WILL CONTINUE TO BE SUBJECT TO THE FOLLOWING RISKS:

1. PRODUCT REGULATION MAY ADVERSELY AFFECT OUR ABILITY TO BRING NEW PRODUCTS TO MARKET

     We and our competitors are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. We must obtain and maintain regulatory approval for a pharmaceutical product from a country's national regulatory agency before the product may be sold in a particular country.

     The submission of an application to a regulatory authority does not guarantee that it will grant a license to market the product. Each authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country.

     In our principal markets, the approval process for a new product is complex and lengthy. The time taken to obtain approval varies by country but generally takes from six months to four years from the date of application. This increases the cost to us of developing new products and increases the risk that we will not succeed in selling them successfully.

2. PRICE CONTROLS CAN LIMIT OUR REVENUES AND ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     In addition to normal price competition in the marketplace, the prices of our products are restricted by price controls imposed by governments and health care providers in most countries where we sell products. Price controls operate differently in different countries and can cause wide differences in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues we earn on our products and may have an adverse effect on our business and results of operations.

3. PRODUCT LIABILITY CLAIMS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     Product liability is a significant commercial risk for us. Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products.

     We are involved in a substantial number of product liability cases claiming damages as a result of the use of our products. We believe that any potentially unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the combined company's consolidated financial position, results of operations or liquidity. There can, however, be no assurance that a future product liability claim or series of claims brought against the combined company would not have an adverse effect on its business or results of operations.

OUR AGRIBUSINESS WILL CONTINUE TO BE SUBJECT TO THE FOLLOWING RISKS:

1. GOVERNMENTS AND THE PUBLIC MAY NOT ACCEPT OUR PRODUCTS.

     The commercial success of agricultural and food products developed through biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. Biotechnology has enjoyed and continues to enjoy substantial support from the scientific community, regulatory agencies and many governmental officials around the world (including in the United States). Future scientific developments, media coverage and political events may strengthen or diminish such support. Monsanto continues to work with consumers, customers and regulatory bodies to encourage understanding of nutritional and agricultural biotechnology products. However, public attitudes may be influenced by claims that genetically modified plant products are unsafe for consumption or pose unknown risks to the environment or to traditional social or economic practices. Securing governmental approvals for, and consumer confidence in, such products poses numerous challenges, particularly outside the United States. For instance, France has instituted a moratorium on the planting of certain genetically modified seeds, and consumer groups have brought lawsuits in various countries seeking to halt industry activities with respect to products developed through biotechnology. Some countries also have labeling requirements. In some markets, because these crops are not yet approved for import, growers in other countries may be restricted from introducing or selling their grain. In these cases, the grower may have to arrange to sell the grain only in the domestic market or to use the grain for feed on his or her farm. The market success of products developed through biotechnology could be delayed or impaired in certain geographical areas because of such factors.

2. THE SUCCESS OF THE AGRIBUSINESS DEPENDS ON SUCCESSFULLY INTEGRATING RECENT TRANSACTIONS.

     Monsanto has made significant acquisitions, mergers and joint ventures involving seed, agricultural biotechnology and grain processing companies. In the long term, our agribusiness must integrate these companies into its business to realize projected synergies. It must also fit such acquisitions, mergers and joint ventures into its growth strategy to generate sufficient value to justify their cost. Mergers, acquisitions, and joint ventures also present other challenges, including geographical coordination, personnel integration, and the reconciliation of corporate cultures. This integration could cause a temporary interruption of or loss of momentum in the agribusiness and the loss of key personnel from the acquired company. There can be no assurance that the diversion of management's attention to such matters or the delays or difficulties encountered in connection with integrating these operations will not have an adverse effect on the agribusinesses' business, results of operations, or financial condition.

3. THE AGRIBUSINESS IS SUBJECT TO WEATHER CONDITIONS AND NATURAL DISASTERS.

     The agribusiness is highly seasonal. It is subject to weather conditions and natural disasters that affect commodity prices, seed yields, and decisions by growers regarding purchases of seed and herbicides. Commodity prices also affect growers' decisions about the types and amounts of crops to plant. All of these factors influence sales of the agribusiness' herbicide and seed products.

OUR BUSINESSES WILL CONTINUE TO EXPOSE US TO RISKS OF ENVIRONMENTAL LIABILITIES

     We use hazardous materials, chemicals, viruses and compounds in our product development programs and manufacturing processes. Although we believe that our handling and disposing of these materials complies with applicable laws and regulations, the risk of accidental contamination or injury still exists. If such an accident occurred, the combined company could be held liable for any damages or fines, which could have an adverse effect on our business and results of operations.

FOREIGN EXCHANGE FLUCTUATIONS MAY ADVERSELY AFFECT OUR EARNINGS AND THE VALUE OF OUR NON-U.S. ASSETS

     We record our transactions and prepare our financial statements in U.S. dollars, but a significant portion of our earnings and expenditures are in other currencies. Changes in exchange rates between the U.S. dollar and such currencies will result in increases or decreases in our costs and earnings. Fluctuations in exchange rates between the U.S. dollar and other currencies may also affect the book value of our assets outside the United States and the amount of shareholders' equity. We will seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate.

                        CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this document, such as statements concerning the combined company's anticipated financial or product performance, its pipeline, plans for growth and other factors that could affect future operations or financial position, and other non-historical facts, are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such statements often include the words, "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others:

     - the ability to attain estimated expense savings;

     - the ability to continue to successfully market existing products, which may be adversely impacted by the introduction of competitive products;

     - the combined company's ability to integrate the two businesses and other prior mergers and acquisitions;

     - the combined company's ability to successfully develop and market new products;

     - the ability to expand the market for existing products;

     - the ability to fund research and development activities;

     - the ability to get to market ahead of competition;

     - the success of the combined company's research and development activities and the speed with which regulatory authorizations and product rollouts may be achieved;

     - the ability to successfully negotiate pricing of pharmaceutical products with managed care groups, health care organizations and government agencies worldwide;

     - fluctuations in currency exchange rates;

     - the effects of the combined company's accounting policies and general changes in generally accepted accounting practices;

     - the combined company's exposure to product liability lawsuits and contingencies related to actual or alleged environmental contamination;

     - the combined company's exposure to antitrust lawsuits;

     - the combined company's success in litigation involving its intellectual property;

     - social, legal and political developments, especially those relating to health care reform and product liabilities;

     - general economic and business conditions;

     - the combined company's ability to attract and retain management and other employees;

     - the combined company's ability to compensate for anticipated generic competition for its products, including Roundup(R) herbicide, after the expiration of patents in the U.S.;

     - governmental and public acceptance of agbiotech products;

     - the effect of seasonal conditions and of current commodity prices on agricultural markets; and

     - other risk factors detailed in Monsanto's and Pharmacia & Upjohn's respective Securities and Exchange Commission filings, including their respective Proxy Statements and Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

                                   THE MERGER

GENERAL

     The Monsanto board of directors is using this document to solicit proxies from the holders of Monsanto common stock for use at the Monsanto meeting. The Pharmacia & Upjohn board of directors is also using this document to solicit proxies from the holders of Pharmacia & Upjohn common stock and convertible perpetual preferred stock for use at the Pharmacia & Upjohn meeting.

     MONSANTO PROPOSALS

     At the Monsanto meeting, Monsanto stockholders will be asked to vote upon proposals to approve the issuance of Monsanto common stock and convertible perpetual preferred stock in the merger and the Monsanto charter amendments contemplated by the merger agreement. We sometimes refer to these proposals as the "Monsanto proposals."

     PHARMACIA & UPJOHN PROPOSAL

     At the Pharmacia & Upjohn meeting, holders of Pharmacia & Upjohn common stock and Pharmacia & Upjohn convertible perpetual preferred stock will be asked to vote upon a proposal to adopt the merger agreement. We sometimes refer to this proposal as the "Pharmacia & Upjohn proposal."

BACKGROUND OF THE MERGER

     The respective management groups of Monsanto and Pharmacia & Upjohn review, on a continuing basis, the strategic focus of their companies in light of the changing competitive environment of the pharmaceuticals industry and, with respect to Monsanto, the agribusiness industry, with the objective of identifying alternative strategies to enhance shareholder value. Each company believes it has attractive future prospects on a stand-alone basis. However, the management of Monsanto and Pharmacia & Upjohn have also explored possible joint ventures, business combinations and other strategic alternatives as a means of achieving critical mass and potentially attaining a more competitive position given the trend toward industry consolidation. The boards of directors of Pharmacia & Upjohn and Monsanto have been updated regularly concerning such matters.

     In the months that followed the October 1998 termination of Monsanto's merger agreement with American Home Products Corporation, Monsanto's management explored a variety of strategic alternatives to enhance shareholder value, including the planned sale of its nutrition businesses, a split-up of its pharmaceutical and agricultural businesses into two separate companies, a sale or other business combination of its pharmaceutical business with another company's pharmaceutical business or a business combination of Monsanto with a pharmaceutical or life sciences company. During this period, Monsanto's management entered into confidentiality agreements and held preliminary discussions with a number of parties concerning such matters. Monsanto's board of directors periodically assessed Monsanto's strategic alternatives and was updated regarding discussions with third parties.

     On September 17, 1999, Fred Hassan, the President and Chief Executive Officer of Pharmacia & Upjohn, and Robert Shapiro, the Chairman and Chief Executive Officer of Monsanto, discussed the possibility of a co-promotion collaboration in which the U.S. sales force of Monsanto's Searle pharmaceutical division would co-promote Pharmacia & Upjohn's Detrol, a drug for overactive bladder. This conversation led to a brief discussion concerning the potential for an even broader relationship, including the possibility of a merger between Monsanto and Pharmacia & Upjohn. Mr. Hassan subsequently mentioned the concept of a possible merger between Pharmacia & Upjohn and Monsanto at Pharmacia & Upjohn's board of directors meeting on September 21. Monsanto's board of directors held its annual planning meetings between September 22 and 24 to review the business plans of each of its businesses and evaluate the relative attractiveness of Monsanto's strategic alternatives. During these meetings, Mr. Shapiro discussed the contacts he had had with Pharmacia & Upjohn and other parties. The board authorized management to continue to pursue its discussions with third parties regarding potential business combinations or other strategic alternatives.

     Following these discussions, representatives of Monsanto and Pharmacia & Upjohn, together with their respective financial and legal advisors, began a preliminary review of a number of potential transactions between the two companies. On October 6, 1999, Mr. Hassan and Mr. Shapiro met briefly in Chicago where they discussed some broad concepts about a business combination. On October 13, Monsanto and Pharmacia & Upjohn entered into a confidentiality agreement, but discussions between the two companies did not progress significantly during the month of October.

     In October 1999, Mr. Shapiro received preliminary indications of interest from a non-U.S. headquartered company regarding a possible business combination with Monsanto, in which Monsanto's stockholders could receive stock valued at a premium over its then recent trading prices, and from a U.S. based company relating to a possible combination of the two companies' pharmaceutical businesses. Monsanto's senior management and its financial advisors had preliminary discussions regarding such potential transactions with senior management and financial advisors of such companies. At its regular meeting on October 22, 1999, Monsanto's board of directors further reviewed the company's strategic alternatives and received a report on the current status of discussions with third parties.

     Over the next several weeks, Monsanto's management, together with its legal and financial advisors, held discussions with several other parties to explore the terms of possible transactions. The non-U.S. headquartered company conducted due diligence on Monsanto and delivered a draft merger agreement to Monsanto, which was discussed with Monsanto's management and legal advisors. Its proposal for a business combination with Monsanto included the following principal terms:

          (1) it planned to announce a transaction in early December to dispose of one of its substantial businesses (the completion of such disposition, which was expected to occur in the second half of 2000, would be a condition to its obligation to close the Monsanto business combination);

          (2) since the non-U.S. company's shares were not currently listed on any U.S. stock exchange or otherwise regularly traded in the U.S., the closing would also be conditioned on it preparing financial statements that were reconciled in accordance with U.S. generally accepted accounting principles and obtaining a listing for its American Depositary Receipts on the New York Stock Exchange;

          (3) it would issue a fixed number of American Depositary Receipts initially having a nominal value, based upon the trading price of the company's stock on a non-U.S. stock exchange immediately following the announcement of the non-U.S. company's planned disposition of its business, of $49 per Monsanto share; such exchange ratio would not be adjusted to reflect any reduction in the value of the American Depositary Receipts arising from the actual disposition of its business even if such business were to be distributed as a dividend to the shareholders of the non-U.S. headquartered company;

          (4) Monsanto would be required to grant it a 50/50 co-promotion agreement for Celebrex that would be effective upon signing the merger agreement and that would survive any termination of the merger agreement; and

          (5) Monsanto would not have any right to terminate the merger agreement in order to accept a superior proposal.

     On November 20, 1999, Mr. Shapiro met with the chairman and chief executive officer of the non-U.S. headquartered company to discuss further the terms of its proposal, and was advised that it was not prepared to increase the value of its proposal. In view of the uncertainties regarding value, the timing and consummation risk associated with the planned divestiture of the other company's business, and the material business and financial risk to Monsanto of the other company's proposal to enter into a co-promotion agreement for Monsanto's most successful pharmaceutical product whether or not any business combination was consummated, Monsanto's management determined to devote its attention to pursuing other alternatives available to Monsanto.

     Mr. Hassan again raised the possibility of a business combination with Monsanto at Pharmacia & Upjohn's board of directors meeting on November 15 and 16, 1999, but the board took no action at that time. In late November 1999, Messrs. Hassan and Shapiro had a telephone conversation in which they agreed to renew discussions concerning the possibility of a business combination between Monsanto and Pharmacia & Upjohn, provided that certain matters raised by Pharmacia & Upjohn's board of directors could be addressed. In late November and early December, representatives of Monsanto and Pharmacia & Upjohn and each company's respective legal and financial advisors held a series of discussions concerning the potential terms of a merger between the two companies, including a range of exchange ratios, governance issues, the structure of the transaction and the strategic direction and business plan for the combined company, including managing the agricultural business as a separate company with up to 20% of its stock held by public stockholders.

     At its regularly scheduled meeting on December 10, 1999, Monsanto's board of directors again reviewed the company's strategic alternatives. Mr. Shapiro updated the board on his recent contacts with third parties regarding a possible business combination or other transaction with Monsanto. In its review at both the October and December board meetings, the board assessed, among other things:

     - the potential initial and long-term values obtainable from different alternatives;

     - the nature of the currency to be received by Monsanto's stockholders;

     - the other terms of any transaction, including risks of non-consummation;

     - information concerning the financial performance, business operations, debt and capital levels and prospects of each other party as a separate entity and on a combined basis;

     - the current and prospective tax consequences to Monsanto and its stockholders of different alternatives, including the substantial tax costs associated with a sale or merger of Monsanto's pharmaceutical business either directly or following a split-up of Monsanto;

     - the flexibility for Monsanto to pursue alternative or follow-on transactions;

     - the potential synergies that could be achieved in a business combination;

     - the potential opportunities for each of Monsanto's businesses to grow and compete more effectively in a changing environment; and

     - the capital implications of Monsanto's existing indebtedness, which had been incurred principally to fund Monsanto's seed acquisitions over the preceding two years, on the company's future financial flexibility in a split-up of the company compared to a business combination with an unleveraged partner.

At its December meeting, following its consideration of these matters, Monsanto's board of directors made a preliminary determination that a merger of equals transaction with Pharmacia & Upjohn, in which Monsanto's stockholders would own approximately 51% of the combined company, was the most attractive alternative for Monsanto. The board considered, among other things, the complementary sales infrastructure, strong product portfolios with minimal near-term patent expiration exposure, significant synergies and long-term growth prospects of the proposed combination, as well as several factors discussed under "Our Reasons for the Merger; Recommendations of Our Boards of Directors." The board authorized management to pursue further discussions with Pharmacia & Upjohn.

     On December 12, 1999, Monsanto's legal counsel delivered a draft merger agreement to legal counsel for Pharmacia & Upjohn. Shortly thereafter, representatives of Monsanto and Pharmacia & Upjohn completed their respective due diligence reviews of each other's business and their collective analysis of the strategic and financial value of the combined entity, including the amount of synergies that could be achieved in the combination, with the assistance of their legal and financial advisors.

     On December 14, 1999, Pharmacia & Upjohn distributed to its board of directors material prepared by its management with the assistance of its financial advisors that described Monsanto's businesses in greater depth and the merits of a Monsanto-Pharmacia & Upjohn combination relative to other strategic alternatives. On December 15, the Pharmacia & Upjohn board of directors held a telephonic meeting during which Pharmacia & Upjohn management updated its board on the status of discussions with Monsanto and received approval to continue negotiations. The board agreed to formally vote on the merger proposal at a special board meeting scheduled for December 18.

     With this approval for Pharmacia & Upjohn to continue discussions, representatives of Pharmacia & Upjohn and Monsanto management, together with their advisors, began negotiating the merger agreement and various related agreements beginning on December 16. On December 17, 1999, Monsanto's directors held a conference call with members of Monsanto's senior management to exchange their views on the company's strategic alternatives. Later that day, Monsanto distributed materials to its board of directors including drafts and a summary of the merger agreement and related agreements, and other background information on Pharmacia & Upjohn's businesses and the proposed transaction.

     On December 18, 1999, the Pharmacia & Upjohn board of directors held a special meeting in London. At this meeting, members of the Pharmacia & Upjohn management team made presentations concerning the proposed merger. Bear Stearns and J.P. Morgan then made a financial presentation to the board of directors and each provided its oral opinion (subsequently confirmed in writing) to the board as to the fairness, from a financial point of view, to Pharmacia & Upjohn common stockholders of the merger consideration. Legal counsel to Pharmacia & Upjohn described the terms and conditions of the draft merger agreement and stock option agreements and other related matters, including the principal issues previously lacking agreement. Mr. Hendrik Verfaillie, President of Monsanto, and Mr. Hugh Grant, Co-President of Monsanto's Agricultural Sector, made a presentation to the Pharmacia & Upjohn board concerning Monsanto's agricultural business and its future strategy. Pharmacia & Upjohn's board then discussed the matters presented by management and by the company's financial and legal advisors, including the factors discussed in both "Our Reasons for the Merger; Recommendations of Our Boards of Directors" and the presentation concerning Monsanto's agricultural business. After discussion and due consideration, the Pharmacia & Upjohn board unanimously approved the draft merger agreement and stock option agreements, and related matters, and authorized management to finalize the terms of these agreements.

     On the morning of December 19, 1999, certain members of Pharmacia & Upjohn's board met again with members of Pharmacia & Upjohn's management to review the status of negotiations with Monsanto, including the principal issues not yet resolved.

     The Monsanto board of directors held a special meeting on the morning of December 19, 1999. Mr. Hassan and certain members of Pharmacia & Upjohn's board of directors also attended this meeting. At this meeting, Mr. Hassan described Pharmacia & Upjohn's strategy, financial performance, and the rationale for the value to be created to both sets of shareholders by combining the two businesses. Mr. Hassan then outlined his strategic vision for the new pharmaceutical entity, articulated his perceptions of the opportunities and challenges facing Monsanto's agricultural business and outlined the merits of a partial IPO following merger approval.

     A second meeting of Monsanto's board of directors and Monsanto management only was then held on the afternoon of December 19, 1999. Monsanto management and its legal and financial advisors made presentations to the board concerning the proposed merger and the status of discussions with other parties, as well as a review of other strategic alternatives available to Monsanto, including a possible split-up of the company's pharmaceutical and agricultural businesses or a sale of one of these businesses. Goldman Sachs and Morgan Stanleyeach made a financial presentation to the board of directors and each gave its oral opinion (subsequently confirmed in writing) to the board as to the fairness, from a financial point of view, to Monsanto of the exchange ratio. Legal counsel to Monsanto described the terms and conditions of the draft merger agreement and stock option agreements and other related matters. The Monsanto board discussed the matters presented by management and by the company's financial and legal advisors, including the factors discussed under "Our Reasons for the Merger; Recommendations of Our Boards of Directors." After discussion and due consideration, the Monsanto board unanimously approved the draft merger agreement and stock option agreements and related matters, and authorized management to finalize the terms of these agreements.

     On the evening of December 19, 1999, representatives of Monsanto and Pharmacia & Upjohn and their respective legal counsel finalized the merger agreement, the stock option agreements, and related documents. Monsanto and Pharmacia & Upjohn then entered into these agreements and issued a joint press release announcing the merger.

OUR REASONS FOR THE MERGER; RECOMMENDATIONS OF OUR BOARDS OF DIRECTORS

     We believe that the combined company will build upon our complementary sales infrastructure and product portfolios in the U.S. and European pharmaceutical markets. The combined company will have a world-class research and development capability with a robust pipeline and an annual pharmaceutical R&D budget of more than $2 billion to fund future growth. The new company will also have one of the world's leading fully integrated agricultural businesses that is expected to have the autonomy and strong capital structure to enhance its growth prospects. We believe shareholder value will be further enhanced by top-line synergies as well as more than $600 million of synergies relating to cost avoidance and elimination of duplication, some of which will be reinvested to accelerate growth opportunities.

     Each of our boards of directors, in reaching its decision on the merger, consulted with its financial and legal advisors and its senior management, reviewed a significant amount of information and considered a number of factors. The most relevant information reviewed and factors considered are set forth below.

     - the reasons described above under "Our Reasons for the Merger" and the risks described under "Risk Factors";

     - the strategic and financial alternatives available to each of Monsanto and Pharmacia & Upjohn in the rapidly consolidating pharmaceuticals industry;

     - the strategic fit between Pharmacia & Upjohn and Monsanto, and the belief that the combined company has the potential to enhance stockholder value through additional opportunities and operating efficiencies;

     - the opportunity for the Monsanto and Pharmacia & Upjohn stockholders to participate in a larger, more competitive company;

     - the fact that the transaction was structured as a merger of equals with shared corporate governance for the combined company, including equal representation of Monsanto and Pharmacia & Upjohn designees on the company's board of directors, as well as the fact that Mr. Robert Shapiro will initially be the chairman and Mr. Fred Hassan will initially serve as chief executive officer of the combined company and, unless otherwise determined by 80% of the company's board of directors, that Mr. Hassan will become the chairman and chief executive Officer 18 months after the merger, thus enabling each of Monsanto and Pharmacia & Upjohn to provide substantial input into the policies and operation of the combined businesses and effect the long-term goals of each company;

     - information concerning the financial performance, pharmaceutical pipeline, business operations, debt capacity and asset quality of Pharmacia & Upjohn and Monsanto and of the two companies on a combined basis;

     - the opinions of our respective financial advisors that, as of December 19, 1999, and subject to the assumptions and limitations set forth in the opinions, the consideration in the merger was fair from a financial point of view, and the financial presentations made by our respective financial advisors to our respective boards of directors in connection with the delivery of their opinions;

     - the likely impact of the merger on each company's employees and customers;

     - the expected effect of the merger on our existing joint ventures and other relationships with third parties;

     - the interests of officers and directors of each company in the merger, as described under "Interests of Officers and Directors in the Merger";

     - the fact that each of Pharmacia & Upjohn and Monsanto is permitted to terminate the merger agreement upon receipt of a superior acquisition proposal, subject to the payment of specified termination fees;

     - our respective obligations to pay termination fees under the circumstances described in the merger agreement, the option agreements, and the impact that the termination fees and the option agreements may have on potential third-party acquirors; and

     - the qualification of the merger as a tax-free transaction for United States federal income tax purposes (except for tax resulting from any cash received for fractional shares by the holders of Pharmacia & Upjohn common stock) and the expected accounting treatment as a "pooling of interests" for financial accounting purposes.

     The Monsanto board of directors also considered the following: (i) its review of other strategic alternatives, including a separation of Monsanto's agricultural and pharmaceutical businesses, as well as contacts and preliminary discussions Monsanto's management had with third parties regarding possible business combinations or asset sales and (ii) the expected immediate accretion in earnings per share of Monsanto as a result of the merger.

     The foregoing discussion of the information and factors considered by our boards of directors is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with their respective evaluations of the merger and the complexity of these matters, our boards of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, our boards of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to our boards of directors' ultimate determination, but rather our boards of directors conducted an overall analysis of the factors described above, including discussions with and questioning of our respective management and legal and financial advisors. In considering the factors described above, individual members of our boards of directors may have given different weight to different factors.

     There can be no assurance that any of the potential savings, synergies or opportunities considered by our boards of directors will be achieved through consummation of the merger. See "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" beginning on page I-20.

     RECOMMENDATION OF THE BOARD OF DIRECTORS OF MONSANTO

     MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MONSANTO STOCKHOLDERS VOTE FOR THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK IN THE MERGER, AND FOR THE MONSANTO CHARTER AMENDMENTS, BOTH TO FACILITATE THE MERGER.

     RECOMMENDATION OF THE BOARD OF DIRECTORS OF PHARMACIA & UPJOHN

     PHARMACIA & UPJOHN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PHARMACIA & UPJOHN STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion summarizes the material United States federal income tax consequences of the merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this document, all of which may change, possibly with retroactive effect.

     This discussion does not address all aspects of federal income taxation that may be important to a holder of Pharmacia & Upjohn common stock or Pharmacia & Upjohn convertible perpetual preferred stock in light of that holder's particular circumstances or to a holder subject to special rules, such as:

     - a stockholder who is not a citizen or resident of the United States,

     - a financial institution or insurance company,

     - a tax-exempt organization,

     - a dealer or broker in securities,

     - a stockholder that holds Pharmacia & Upjohn common stock or Pharmacia & Upjohn convertible perpetual preferred stock as part of a hedge, appreciated financial position, straddle or conversion transaction, or

     - a stockholder who acquired Pharmacia & Upjohn common stock or Pharmacia & Upjohn convertible perpetual preferred stock pursuant to the exercise of options or otherwise as compensation.

     TAX OPINIONS. Pharmacia & Upjohn has received an opinion of Davis Polk & Wardwell, and Monsanto has received an opinion of Arnold & Porter (together with Davis Polk & Wardwell, "tax counsel"), each dated as of the date of this document, that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Monsanto, Monsanto's newly formed merger subsidiary and Pharmacia & Upjohn will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. It is a condition to the obligation of each of Monsanto and Pharmacia & Upjohn to complete the merger that the relevant tax counsel confirm its opinion as of the closing date. Neither Monsanto nor Pharmacia & Upjohn intends to waive this condition.

     The opinions of tax counsel regarding the merger have relied, and the confirmation opinions regarding the merger as of the closing date (the "closing date opinions") will rely, on (1) representations and covenants made by Monsanto and Pharmacia & Upjohn, including those contained in certificates of officers of Monsanto and Pharmacia & Upjohn, and (2) specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement. In addition, the opinions of tax counsel have assumed, and tax counsel's ability to provide the closing date opinions will depend on, the absence of changes in existing facts or in law between the date of this document and the closing date. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the closing date opinions and the tax consequences of the merger could differ from those described in the opinions that tax counsel have delivered. Tax counsel's opinions neither bind the IRS nor preclude the IRS or the courts from adopting a contrary position. Monsanto and Pharmacia & Upjohn do not intend to obtain a ruling from the IRS on the tax consequences of the merger.

     FEDERAL INCOME TAX TREATMENT OF THE MERGER. The merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Monsanto, Monsanto's newly formed merger subsidiary and Pharmacia & Upjohn will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

     FEDERAL INCOME TAX CONSEQUENCES TO PHARMACIA & UPJOHN STOCKHOLDERS. For federal income tax purposes:

     - A holder of Pharmacia & Upjohn common stock will not recognize any gain or loss upon its exchange in the merger of its shares of Pharmacia & Upjohn common stock for shares of the common stock of the combined company.

     - If a holder of Pharmacia & Upjohn common stock receives cash instead of a fractional share of the common stock of the combined company, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received instead of that fractional share and the portion of the tax basis of the holder's shares of Pharmacia & Upjohn common stock allocable to that fractional share. This gain or loss will be capital gain or loss provided such common stock was held as a capital asset, and will be long-term capital gain or loss if the share of Pharmacia & Upjohn common stock exchanged for that fractional share of the common stock of the combined company was held for more than one year on the closing date.

     - A holder of Pharmacia & Upjohn common stock will have a tax basis in the common stock of the combined company received in the merger equal to (1) the tax basis of the Pharmacia & Upjohn common stock surrendered by that holder in the merger, reduced by

       (2) any tax basis of the Pharmacia & Upjohn common stock surrendered that is allocable to any fractional share of the common stock of the combined company for which cash is received.

     - The holding period for shares of the common stock of the combined company received in exchange for shares of Pharmacia & Upjohn common stock in the merger will include the holding period for the shares of Pharmacia & Upjohn common stock surrendered in the merger, provided such common stock was held as a capital asset.

     - A holder of Pharmacia & Upjohn convertible perpetual preferred stock will not recognize any gain or loss upon its exchange in the merger of its shares of Pharmacia & Upjohn convertible perpetual preferred stock for shares of the convertible perpetual preferred stock of the combined company.

     - A holder of Pharmacia & Upjohn convertible perpetual preferred stock will have a tax basis in the convertible perpetual preferred stock of the combined company received in the merger equal to the tax basis of the Pharmacia & Upjohn convertible perpetual preferred stock surrendered by that holder in the merger.

     - The holding period for shares of the convertible perpetual preferred stock of the combined company received in exchange for shares of Pharmacia & Upjohn convertible perpetual preferred stock in the merger will include the holding period for the shares of Pharmacia & Upjohn convertible perpetual preferred stock surrendered in the merger, provided such preferred stock was held as a capital asset.

     FEDERAL INCOME TAX CONSEQUENCES TO MONSANTO STOCKHOLDERS. For federal income tax purposes, holders of Monsanto common stock will not recognize gain or loss as a result of the merger.

     This discussion of material federal income tax consequences is intended to provide only a general summary, and is not a complete analysis or description of all potential federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local income tax consequences of the merger. ACCORDINGLY, WE STRONGLY URGE EACH HOLDER OF PHARMACIA & UPJOHN COMMON STOCK OR PHARMACIA & UPJOHN CONVERTIBLE PERPETUAL PREFERRED STOCK TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE OR LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO HIM OR HER OF THE MERGER.

REGULATORY MATTERS RELATING TO THE MERGER

     ANTITRUST REVIEW

     Monsanto and Pharmacia & Upjohn believe that the merger promotes competition and is in the public interest in part because the combined company will be able to compete more effectively with larger pharmaceuticals companies than either Monsanto or Pharmacia & Upjohn could alone. However, there can be no assurance that the antitrust review process will move rapidly or that a challenge to the merger on antitrust grounds will not be made.

     U.S. ANTITRUST APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated under the Hart-Scott-Rodino Act, the merger may not be consummated until notifications have been given and certain information and materials have been furnished to and reviewed by the Department of Justice and the Federal Trade Commission and specified waiting period requirements have been satisfied. On January 19, 2000, Monsanto and Pharmacia & Upjohn filed the premerger notification forms required by the Hart-Scott-Rodino Act with the DOJ and the FTC. Unless a request for additional information is made by the reviewing federal agency, or early termination of the waiting period is granted, the waiting period under the Hart-Scott-Rodino Act applicable to the merger will expire at midnight on February 18, 2000. At any time prior to or after the consummation of the merger, the DOJ or the FTC could take action under the federal antitrust laws, including seeking to enjoin the merger or seeking conditions thereon. State antitrust authorities and private parties in certain circumstances may bring legal action under the antitrust laws seeking to enjoin the merger or impose conditions.

     EUROPEAN COMMUNITY APPROVALS

     The merger is also subject to review under the competition laws of the European Community. We have informally notified the Commission of the European Community of the merger, and expect to make the required formal pre-merger filing in February 2000.

     OTHER APPROVALS

     Pharmacia & Upjohn and Monsanto each conduct business in countries that are not members of the European Union. The merger may require the review and approval of regulatory bodies in certain of these countries.

APPRAISAL RIGHTS

     Holders of Monsanto common stock and Pharmacia & Upjohn common stock do not have appraisal rights under Delaware law in connection with the merger.

     The holder of Pharmacia & Upjohn convertible perpetual preferred stock will have appraisal rights under Delaware law in connection with the merger. If such holder has not voted in favor of the merger agreement, it has the right to demand appraisal of, and to be paid the fair market value for the shares of Pharmacia & Upjohn convertible perpetual preferred stock. The value of the Pharmacia & Upjohn convertible perpetual preferred stock for this purpose will exclude any element of value arising from the accomplishment or expectation of the merger. In order for the holder of Pharmacia & Upjohn convertible perpetual preferred stock to exercise its right to an appraisal, if any, such holder must deliver to Pharmacia & Upjohn a written demand for an appraisal of the shares of Pharmacia & Upjohn convertible perpetual preferred stock prior to the date of the Pharmacia & Upjohn meeting as provided by Delaware law. Annex K to this document sets forth the pertinent provisions of Delaware law addressing appraisal rights. Simply voting against the merger will not be considered a demand for appraisal rights. If the holder of Pharmacia & Upjohn convertible perpetual preferred stock fails to send a demand prior to the date of the Pharmacia & Upjohn meeting to the corporate secretary of Pharmacia & Upjohn, Inc. at 100 Route 206 North, Peapack, New Jersey 07977, it will lose the right to an appraisal. In addition, if such holder votes for the merger, it will lose the right to an appraisal. The preceding discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the provisions of Delaware law attached as Annex K to this document.

FEDERAL SECURITIES LAWS CONSEQUENCES

     This document does not cover any resales of the common stock or convertible perpetual preferred stock of the combined company to be received by the stockholders of Pharmacia & Upjohn upon completion of the merger, and no person is authorized to make any use of this document in connection with any such resale.

     All shares of the common stock of the combined company received by Pharmacia & Upjohn stockholders in the merger will be freely transferable, except that shares of the common stock of the combined company received by persons who are deemed to be "affiliates" of Pharmacia & Upjohn under the Securities Act of 1933, as amended, at the time of the Pharmacia & Upjohn meeting may be resold by them only in transactions permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of Pharmacia & Upjohn for the above purposes generally include individuals or entities that control, are controlled by or are under common control with Pharmacia & Upjohn and include directors and executive officers of Pharmacia & Upjohn. The merger agreement requires that Pharmacia & Upjohn use its reasonable best efforts to cause each of such affiliates to deliver to Monsanto not less than 30 days prior to the effective time of the merger a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Monsanto common stock issued to them in the merger in violation of the 1933 Act or the related SEC rules. In addition, Monsanto and Pharmacia & Upjohn have each agreed to use their reasonable best efforts to cause all of their respective "affiliates" for purposes of qualifying the merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations to enter into an agreement restricting such affiliates' ability to sell shares of Monsanto or Pharmacia & Upjohn for a period of time. Persons who may be deemed to be affiliates of Monsanto or Pharmacia & Upjohn for accounting purposes generally include individuals or entities that control, are controlled by or are under common control with Monsanto or Pharmacia & Upjohn, as applicable, and include directors and executive officers of the applicable company.

ACCOUNTING TREATMENT

     The merger is intended to qualify as a pooling of interests. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the merger are restated as though the companies had been combined from inception as required under United States generally accepted accounting principles.

     We expect that prior to the completion of the merger:

     - PricewaterhouseCoopers LLP will deliver to Pharmacia & Upjohn a letter stating that based upon discussions with officials of Pharmacia & Upjohn responsible for financial and accounting matters and information furnished to PricewaterhouseCoopers LLP, PricewaterhouseCoopers LLP concurs with Pharmacia & Upjohn management's conclusion that, as of the date of its letter, no conditions exist related to Pharmacia & Upjohn that would preclude Monsanto from accounting for the merger as a pooling of interests.

     - Deloitte & Touche LLP will deliver to Monsanto a letter stating that based upon discussions with officials of Monsanto responsible for financial and accounting matters and information provided to Deloitte & Touche LLP, including the letter provided by PricewaterhouseCoopers LLP to Pharmacia & Upjohn, Deloitte & Touche LLP concurs with Monsanto management's conclusions that the merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

     Monsanto and Pharmacia & Upjohn have agreed to use their reasonable best efforts to cause the merger to qualify as a pooling of interests. HOWEVER, THE COMPLETION OF THE MERGER IS NOT CONDITIONED ON THE MERGER QUALIFYING AS A POOLING OF INTERESTS.

STOCK EXCHANGE LISTINGS

     The common stock of the combined company will be listed on the New York Stock Exchange under the ticker symbol "--". Monsanto and Pharmacia & Upjohn have agreed to use their reasonable best efforts to cause the Monsanto common stock to be listed on the Stockholm Stock Exchange.

MONSANTO CHARTER AMENDMENTS

     Approval of the Monsanto charter amendments is a condition to the merger. The Monsanto charter amendments must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Monsanto common stock. After approval, the Monsanto charter amendments will become effective upon the filing of a Certificate of Amendment in accordance with the Delaware General Corporation Law. However, the Monsanto charter amendments will not take effect unless, and until, the merger is consummated. This amended charter will be the certificate of incorporation of the combined company following the merger. A form of the Monsanto charter amendments is included as Annex H to this document.

     NAME CHANGE

     The Monsanto charter amendments would amend Article I of the combined company's certificate of incorporation to change the name of the combined company to Pharmacia Corporation.

     INCREASE IN AUTHORIZED SHARES OF MONSANTO COMMON STOCK

     Monsanto must increase the number of authorized shares of Monsanto common stock in order to have a sufficient number of authorized shares to issue in the merger. The Monsanto board of directors believes that it is advisable to amend
Article IV of the Monsanto charter to increase the number of authorized shares of Monsanto common stock from 1,000,000,000 shares to 3,000,000,000 shares.

     As of January 26, 2000, of the 1,000,000,000 shares of Monsanto common stock authorized by the Monsanto charter, approximately 636.5 million shares were issued and outstanding, approximately 99.2 million shares were reserved for issuance upon exercise of outstanding options and 17,500,000 shares were reserved for issuance pursuant to Monsanto's 6.50% Adjustable Conversion-rate Equity Security Units. Based upon the number of shares of Pharmacia & Upjohn stock outstanding on January 26, 2000, approximately 618.6 million shares of Monsanto common stock will be issued in the merger to holders of Pharmacia & Upjohn common stock, approximately 11.6 million shares of Monsanto common stock will be reserved for issuance upon conversion of the Monsanto convertible perpetual preferred stock that will be issued in the merger to holders of Pharmacia & Upjohn convertible perpetual preferred stock and approximately 31.9 million shares of Monsanto common stock will be reserved for issuance upon exercise of Pharmacia & Upjohn options then outstanding. If the Monsanto charter amendments are approved by the stockholders, approximately 1.58 billion shares of Monsanto common stock would be authorized, but unissued and not reserved for issuance.

     The Monsanto board of directors has concluded that this amount of authorized common stock will provide the combined company the necessary flexibility for actions it might wish to take relating to possible financing programs, acquisitions, mergers, employee benefit plans, stock splits and other corporate purposes without the expense and delay of a special stockholders' meeting to increase authorized capital.

     No further action or authorization by the combined company's stockholders would be necessary prior to issuance of the additional shares except as may be required by applicable law or regulatory agencies or by the rules of any stock exchange on which the combined company's securities may then be listed. For example, the New York Stock Exchange currently requires specific stockholder approval as a prerequisite to listing shares in several instances, including acquisition transactions where the issuance of shares could result in a 20% or greater increase in the number of shares of common stock outstanding. Other than in connection with the merger, Monsanto has no present agreements or commitments for the issuance of any of the additional shares that would be authorized by the amendment of Article IV of Monsanto's charter.

     The proposed increase in the number of authorized shares of Monsanto common stock is not intended to impede a change of control. It should be noted, however, that the additional shares could be issued in connection with defending the combined company against a hostile takeover bid. The issuance of additional shares could have the effect of diluting earnings and book value of outstanding shares of common stock of the combined company, could be used to dilute the stock ownership of a person or entity seeking to obtain control of the combined company, or could result in a private placement with purchasers who might side with the board of directors of the combined company if it chose to oppose a specific change of control.

     MONSANTO PREFERRED STOCK

     The Monsanto charter amendments regarding preferred stock are proposed in order to permit the issuance of Monsanto convertible perpetual preferred stock that is substantially identical to the existing Pharmacia & Upjohn convertible perpetual preferred stock, which currently has 1,450 votes per share (which would increase to 1,725.5 votes per share following the merger) and $0.01 par value per share. See "Description of Monsanto Capital Stock -- Monsanto Preferred Stock" on page IV-6.

     The Monsanto charter amendments would amend Article IV of the Monsanto charter to change the par value of Monsanto's authorized preferred stock from no par value to $0.01 par value per share. The Monsanto charter amendments would further amend Article IV of the Monsanto charter to eliminate the requirement that preferred stock have no more than one vote per share.

     The elimination of the requirement that preferred stock have no more than one vote is not intended to impede a change of control of the combined company. It should be noted, however, that shares of super-voting preferred stock could be issued in connection with defending against a hostile takeover bid, which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

AMENDED AND RESTATED BYLAWS

     Pursuant to the merger agreement, the Monsanto board of directors will amend Monsanto's bylaws to implement certain governance arrangements consistent with a merger of equals. These amended bylaws will be the bylaws of the combined company. A form of the Amended and Restated Bylaws is included as Annex I to this document.

     The Amended and Restated Bylaws would, among other provisions, provide:

     - that if Mr. Fred Hassan is the chief executive officer of the combined company on the date that is 18 months after the effective time of the merger, he would become chairman of the board and chief executive officer of the combined company unless otherwise determined at that time by the affirmative vote of at least 80 percent of the board of directors of the combined company,

     - for a separate office of chief executive officer and would provide for certain customary responsibilities for such office,

     - that the board of directors of the combined company would have an executive committee, a compensation committee, a nominating committee and an audit committee, that the board of directors may designate additional committees and that each committee would consist of two or more directors,

     - that the executive committee consist of six members and that the chief executive officer and the chairman of the board be members,

     - that the nominating committee consist of four members, that the power of the board of directors of the combined company to nominate persons for election as directors be delegated to the nominating committee and that vacancies on the nominating committee would be filled with individuals appointed by the remaining directors on the nominating committee,

     - that the location of offices of the combined company may be determined from time to time by the board of directors of the combined company or as the business of the company may require, and

     - that meetings of stockholders be held at a location determined by the board of directors.

               INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER

     In considering the recommendations of Monsanto's board of directors and Pharmacia & Upjohn's board of directors with respect to the merger, stockholders of Monsanto and Pharmacia & Upjohn should be aware that the officers and directors of Monsanto and Pharmacia & Upjohn have interests in the merger that are different from, or in addition to, their interests as stockholders of Monsanto and Pharmacia & Upjohn generally. Monsanto's board of directors and Pharmacia & Upjohn's board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement. One executive officer of Pharmacia & Upjohn, Mr. Fred Hassan, was also a member of Pharmacia & Upjohn's 12-person board of directors when that board approved the merger and he will become chief executive officer of the combined company. Three executive officers of Monsanto, Mr. Robert B. Shapiro, Mr. Hendrik A. Verfaillie, and Mr. Richard
U. De Schutter were also members of Monsanto's ten-person board of directors when the Monsanto board approved the merger. The three Monsanto executives will serve as directors and/or executives of the combined company, with Mr. Shapiro serving as non-executive chairman and Mr. De Schutter serving as senior executive vice president. Mr. Verfaillie will be chief executive officer of the agricultural business.

BOARD OF DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY

     We have agreed in the merger agreement that, as of the effective time of the merger, the board of directors of the combined company will have twenty members, consisting of ten persons designated by Monsanto and ten persons designated by Pharmacia & Upjohn. More information concerning the Pharmacia & Upjohn designees is provided under the heading "Additional Information Concerning the Designees to the Board of Directors" beginning on page I-40. All committees of the combined company's board of directors will initially be composed of an equal number of members designated by each of Monsanto and Pharmacia & Upjohn. The bylaws of the combined company will provide that only persons nominated by the nominating committee of the board of directors or by a stockholder will be eligible to be elected as directors.

     We have also agreed that Mr. Robert B. Shapiro, the chief executive officer and chairman of Monsanto, will become the chairman of the board of directors and Mr. Fred Hassan, chief executive officer of Pharmacia & Upjohn, will become the chief executive officer of the combined company. The bylaws of the combined company will provide that 18 months after the completion of the merger, Mr. Hassan, if he is then the chief executive officer of the combined company, will become the chairman of the board of directors of the combined company, unless otherwise determined at that time by the affirmative vote of 80% of the members of the board of directors. The parties intend that at the time of the completion of the merger, the twenty most senior executive positions in the combined company, excluding the chairman and the chief executive officer, will be held by ten executives of Monsanto and ten executives of Pharmacia & Upjohn.

     Pursuant to the merger agreement, the combined company will assume Pharmacia & Upjohn's employment agreement with Mr. Hassan. This agreement provides, among other things, that Mr. Hassan will serve as chief executive officer through November 30, 2004, and thereafter the agreement is subject to cancellation upon six months' prior notice by either party. Pursuant to his agreement, Mr. Hassan's annual compensation will consist, at a minimum, of a base salary of $1,200,000 per year. For the year 2000, Mr. Hassan is also eligible to receive an annual bonus of up to 100% of his base salary depending on achievement of performance-based goals. Mr. Hassan's agreement also provides for welfare benefits, participation in company retirement and incentive plans, and his use of company-provided transportation for security reasons. Mr. Shapiro entered into an agreement with Monsanto in connection with the merger and will serve as chairman of the board of directors of the combined company for 18 months following the effective time of the merger and as a senior advisor for a term commencing at the effective time of the merger and concluding December 31, 2003. Mr. Shapiro's agreement includes annual compensation of $50,000 per year for his service as chairman, in addition to regular fees to serve as a member of the board, and $480,000 per year for his services as a senior advisor. Mr. Shapiro's agreement also provides that during the term of the agreement, Mr. Shapiro will receive welfare benefits, secretarial services and security services, including company-provided transportation.

OTHER AGREEMENTS AND PLANS WITH RESPECT TO EXECUTIVE OFFICERS

     PHARMACIA & UPJOHN

     EMPLOYMENT AGREEMENTS

     In addition to the salary and bonus described above, the terms of Pharmacia & Upjohn's employment agreement with Mr. Hassan provide that all stock options granted to Mr. Hassan under the agreement (including Mr. Hassan's year 2000 annual stock option grant to purchase 350,000 shares under the Pharmacia & Upjohn, Inc. Long-Term Incentive Plan and an additional option grant to purchase 150,000 shares based on the performance of Pharmacia & Upjohn stock) vest and become fully exercisable as a result of the merger. Under the terms of the employment agreement, Mr. Hassan also received a grant of 200,000 restricted shares of Pharmacia & Upjohn stock, which will not vest as a result of the merger.

     STOCK OPTIONS AND INCENTIVE PLANS

     As a result of the merger, all outstanding options, stock appreciation rights, deferred shares and restricted stock grants awarded under the Pharmacia & Upjohn, Inc. Long-Term Incentive Plan, the Pharmacia & Upjohn, Inc. Equity Compensation Plan and the Pharmacia & Upjohn Directors Equity Compensation and Deferral Plan prior to the consummation of the proposed merger, whether or not fully vested, will, with regard to options, stock appreciation rights and deferred shares, accelerate, vest and become fully exercisable, and, will, with respect to restricted stock (except for restricted stock awarded to Mr. Hassan under his employment agreement), become unrestricted and freely transferable (including options and restricted stock awarded to Pharmacia & Upjohn directors), except as set forth in the affiliate agreements. Any option, stock appreciation right or deferred share that is not exercised before the date the merger becomes effective will be converted into an immediately exercisable right with respect to common stock of Monsanto following the merger, in a manner intended to maintain the aggregate intrinsic value of the converted options, stock appreciation rights or deferred shares. The number of shares of Monsanto stock to which any such converted award will pertain will equal the number of Pharmacia & Upjohn shares subject to such award multiplied by 1.19, and with respect to options and stock appreciation rights, the exercise price of such awards will be the current exercise price of such award divided by 1.19.

     The following table shows the number of unvested options and the estimated value of unvested options that will become exercisable and the number of shares of restricted stock which become unrestricted for executive officers of Pharmacia & Upjohn, assuming the merger is completed on June 30, 2000.

                                   NUMBER OF UNVESTED
                                   PHARMACIA & UPJOHN    AGGREGATE VALUE OF         NUMBER OF
NAME                                   OPTIONS(1)        UNVESTED OPTIONS(2)    RESTRICTED SHARES
----                               ------------------    -------------------    -----------------
F. Hassan........................      1,066,665             $ 9,514,562                   0
G.A. Ando........................        203,659               1,816,638                   0
T.G. Rothwell....................        192,631               1,718,269               7,300
C.J. Coughlin....................        248,332               2,215,121              25,000
C. Smith Cox.....................        239,997               2,140,773                   0
All other executive officers
  as a group.....................      1,072,890               9,570,179              25,667
                                       ---------             -----------             -------
                                       3,024,174             $26,975,632              57,967

-------------------------

(1) Includes all options granted (including options to be granted in February
    2000) that will be unvested and outstanding on June 30, 2000.

(2) Grants valued using Black-Scholes value of $8.92/option. This is the value used in the 1999 proxy statement.

     In anticipation of the merger, the board of directors of Pharmacia & Upjohn adopted a resolution that, for purposes of the Pharmacia & Upjohn Pension Plan, the merger would not be deemed to be a "change in control" (as defined in the pension plan).

     MONSANTO

     Change of Control Employment Agreements. Monsanto has entered into change of control employment agreements with each of its executive officers and certain other key executives. Each change of control agreement provides for the continuing employment of the executive after a "change of control" (including as a result of the consummation of the merger) on terms and conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by the company without "cause" or if the executive terminates his or her own employment for "good reason" (as each term is defined in the change of control employment agreement), the executive is entitled to severance benefits equal to a "multiple" of his or her annual compensation (including bonus and, in the case of Mr. Gary L. Crittenden and one other executive, long-term incentives) and continuation of certain benefits for a number of years equal to the multiple. The multiple is three for 25 executives and two for 7 other executives (or, in either case, the shorter number of years until the executive's normal retirement date). In addition, each of the executives entitled to a severance multiple of three is entitled to receive the severance benefits if he or she voluntarily terminates his or her own employment during the 30-day period beginning on the first anniversary of certain changes of control, including the merger. Moreover, the executives are entitled to an additional payment, if necessary, to make them whole as a result of any excise tax imposed by the Internal Revenue Code on certain change of control payments. Monsanto believes that no such additional payments will be necessary as a result of the merger. Finally, in the event that Mr. De Schutter's employment terminates other than for cause, he may become entitled to an additional severance amount of up to one half of the annual bonus payable to him by reason of outstanding performance and two times his annual compensation, pursuant to his termination retention agreement with Monsanto.

     As a result of ceasing to be the chief executive officer of Monsanto immediately following the merger, Mr. Shapiro will become entitled to receive the severance benefits provided for in his change of control employment agreement, including cash severance of approximately $7,020,000. If the employment of the other four most highly compensated executive officers of Monsanto were terminated immediately following the merger under circumstances entitling them to benefits under the change of control employment agreements, the approximate total cash severance benefit that would be paid under such agreements would be as follows: Mr. De Schutter $4,950,000; Mr. Gary L. Crittenden $8,400,000; Mr. Philip Needleman $5,100,000; and Mr. Verfaillie $4,800,000. The approximate maximum aggregate total cash amount that could be paid under such agreements to the other 12 executive officers of Monsanto who have change of control employment agreements under such circumstances would be approximately $32,206,000 (15 individuals who are not executive officers also have change of control employment agreements). Monsanto would also be responsible for continuing certain benefits and the additional excise tax-related payments described above, if applicable. Monsanto, however, currently believes that the aggregate amounts indicated above significantly exceed amounts that will actually be paid under such agreements.

     STOCK OPTIONS. In accordance with the terms of the applicable stock option agreements and except as described below, all Monsanto stock options will become exercisable at the effective time of the merger. In addition, for certain Monsanto stock options which were issued with exercise prices above the fair market value of Monsanto common stock on the date such options were issued, at the effective time of the merger, in accordance with their terms, the exercise price of such premium options will be reduced to equal the fair market value on the date of issuance. Purchased options and Year 2000 options granted in 1999 will be vested and exercisable on the later of the effective time of the merger or the date the employee-option holder pays the required purchase price through reduction of salary or by a direct payment. Employees who might otherwise forfeit the options they have not paid for if they terminate employment can complete payment within 30 days after termination and have their unvested purchased options and Year 2000 options vest. The following table indicates the number of Monsanto stock options for which exercisability will accelerate as a result of the merger, the value of such options, and the amount by which the exercise price of premium options will be reduced. The value of the Monsanto stock options for which exercisability will accelerate was calculated based on the difference between the per share exercise price and the closing price of Monsanto common stock on the NYSE Composite Transactions Tape on January 26, 2000 ($35.50) and assumes the effective time of the merger is no later than June 30, 2000.

                                                               VALUE OF OPTIONS
                                             NUMBER OF            FOR WHICH
                                         OPTIONS FOR WHICH      EXERCISABILITY       INCREASE IN
                                        EXERCISABILITY WILL        WILL BE            VALUE OF
                                         BE ACCELERATED(1)      ACCELERATED(2)     PREMIUM OPTIONS
                                        -------------------    ----------------    ---------------
R. B. Shapiro.........................         425,988             $159,059          $15,354,750(3)
G. L. Crittenden......................         397,041             $      0          $         0
R. U. De Schutter.....................         174,305             $ 25,837          $ 1,301,250
P. Needleman..........................         185,479             $ 23,255          $ 1,301,250
H. A. Verfaillie......................         236,081             $ 25,837          $ 4,164,000
All other Monsanto executive officers
  as a group (12 persons).............       1,197,024             $ 87,279          $ 7,250,200

-------------------------
(1) This represents the number estimated to be unvested as of June 30, 2000.

(2) The estimated value of unvested options shown in this table assumes a hypothetical price of Monsanto common stock of $35.50 per share. These values exclude options having an exercise price above $35.50.

(3) Mr. Shapiro has indicated that he intends to donate a substantial portion of the increase in value of his premium options, when realized, to a charitable foundation for the benefit of communities in which Monsanto has major facilities.

     EXECUTIVE STOCK PURCHASE INCENTIVE PLAN. Thirty-five of Monsanto's executive officers participate in the Monsanto Executive Stock Purchase Incentive Plan ("ESPIP"), which permits executives to purchase Monsanto common stock with the proceeds of a full-recourse loan from Monsanto. The purchase loans are generally payable in three equal installments beginning on December 31, 2001, or over a three-year period following a change of control, including the merger. Executives who purchase stock through the ESPIP receive a deferred cash incentive award in the maximum amount of the full-recourse loan plus accrued interest. The participant receives up to two-thirds of the maximum award based on Monsanto's stock performance relative to that of a specified comparative stock index over a performance period which will end December 31, 2000 (the "Shareowner Return Incentive Award"), and up to one-third is based on continued employment with Monsanto over the performance period (the "Service Award"). In order to receive any Shareowner Return Incentive Award, Monsanto's shareowner return through the performance period must be above the 50th percentile of the index. In order for an executive to earn the maximum Shareowner Return Incentive Award, Monsanto's shareowner return through the performance period must be at or above the 75th percentile of the index.

     Under the ESPIP, following the merger, participating executives will be entitled to receive the full Service Award, of which 87.5% would have been vested as of May 31, 2000, even in the absence of the merger. Additionally, participating executives may be eligible to receive a Shareowner Return Incentive Award, calculated based upon performance through the tenth business day prior to the effective time of the merger. The following table shows the incremental cash payment under the ESPIP that will result from a change of control and that would not have been vested as of May 31, 2000 in the absence of a change of control and assumes, based upon the relative stock price performance of Monsanto and the relevant index through December 31, 1999, that no Shareowner Return Incentive Award will be payable.

                                                              INCREMENTAL CASH PAYMENT
                                                              ------------------------
R. B. Shapiro...............................................          $226,410
G. L. Crittenden............................................          $      0
R. U. De Schutter...........................................          $ 62,379
P. Needleman................................................          $ 25,157
H. A. Verfaillie............................................          $ 81,759
All other Monsanto executive officers as a group (12
  persons)..................................................          $288,015

     RESTRICTED STOCK. Restricted Monsanto common stock is occasionally granted to Monsanto employees, usually in connection with job offers or to recognize significant accomplishments. At the effective time of the merger, the restrictions on all such shares previously awarded will lapse and the shares will become fully vested and no longer subject to forfeiture. As of January 26, 2000, executive officers of Monsanto owned a total of 47,410 restricted shares of Monsanto common stock, together with 2,400 shares of Solutia Inc. common stock issued with respect to such restricted shares when Monsanto spun off its chemical businesses in September 1997. The Solutia Inc. restricted shares are subject to the same restrictions as the restricted shares of Monsanto common stock. The restricted shares of Monsanto common stock (and the related restricted shares of Solutia Inc. common stock) will vest at the effective time of the merger. The aggregate value of such restricted shares on

January 26, 2000 was $1,714,855, calculated based on the closing price of Monsanto common stock of $35.50 and Solutia Inc. common stock of $13.25, each as reported on the NYSE composite transactions tape on that date.

OWNERSHIP OF COMMON STOCK; STOCK OPTIONS

     As of --, 2000, directors and executive officers of Pharmacia & Upjohn beneficially owned an aggregate of -- shares of Pharmacia & Upjohn common stock and no shares of Pharmacia & Upjohn convertible perpetual preferred stock, including options to purchase -- shares of Pharmacia & Upjohn common stock exercisable within 60 days. Such shares of common stock collectively constitute fewer than 1% of the outstanding shares of Pharmacia & Upjohn common stock.

     As of --, 2000, directors and executive officers of Monsanto beneficially owned an aggregate of approximately -- shares of Monsanto common stock, including options to purchase -- shares of Monsanto common stock exercisable within 60 days. Such shares of common stock collectively constitute fewer than 1% of the outstanding shares of Monsanto common stock.

ADDITIONAL INFORMATION CONCERNING THE DESIGNEES TO THE BOARD OF DIRECTORS

     Following the merger, the combined company's board of directors will have twenty members, consisting of ten individuals designated by Monsanto and ten individuals designated by Pharmacia & Upjohn. All committees of the combined company's board of directors will consist of an equal number of Monsanto and Pharmacia & Upjohn designees.

     The following individuals are Pharmacia & Upjohn's directors, of whom ten will become directors of the combined company. Certain of these directors were directors either of The Upjohn Company or Pharmacia Aktiebolag prior to the 1995 combination of Upjohn and Pharmacia.

     FRANK C. CARLUCCI, AGE 69, CHAIRMAN, THE CARLYLE GROUP, A MERCHANT
BANK. Mr. Carlucci served as U.S. Secretary of Defense from 1987 to 1989. Mr. Carlucci is currently on the board of directors of Ashland, Inc., Kaman Corporation, Neurogen Corporation, Northern Telecom Limited, The Quaker Oats Company, SunResorts, Ltd., N.V. and Texas Biotechnology Corporation. He also serves on the board of trustees for the nonprofit Rand Corporation. He had served as a director of Upjohn before the combination with Pharmacia.

     GUSTAF DOUGLAS, AGE 61, CHAIRMAN OF INVESTMENT AB LATOUR, AN INVESTMENT HOLDING COMPANY. Mr. Douglas is also chairman of the Stockholm Chamber of Commerce and AB Fagerhult, vice chairman of Securitas AB and Sveriges Television AB, and a member of the board of directors of Assa Abloy AB, Munksjo AB, Sakl AB and Stiftelsen Svenska Dagbladet. He had served as a director of Pharmacia before the combination with Upjohn.

     M. KATHRYN EICKHOFF, AGE 60, PRESIDENT, EICKHOFF ECONOMICS INCORPORATED, ECONOMIC CONSULTANTS. Ms. Eickhoff is the former associate director for Economic Policy, United States Office of Management and Budget. She also serves as a director of AT&T Corp., Tenneco Inc. and Fleet Bank, NA. Ms. Eickhoff is a member of several business organizations including the Conference of Business Economists, the Economic Club of New York and the National Association of Business Economists. She had served as a director of Upjohn before the combination with Pharmacia. Pharmacia & Upjohn has retained Eickhoff Economics Incorporated to provide economic services to Pharmacia & Upjohn for an annual fee of $25,000.

     SOREN GYLL, AGE 59, CHAIRMAN OF THE BOARD OF PHARMACIA & UPJOHN AND FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF AB VOLVO, AN AUTOMOBILE
MANUFACTURER. Mr. Gyll had also been Chairman of Procordia AB, the predecessor of Pharmacia, from 1992 until 1995, and before that had served as Procordia's President and Chief Executive Officer. Mr. Gyll is a member of the board of directors of Bilia AB, AB Volvo, SKF AB, SCA AB, Skanska AB, Oresa Ventures and the Federation of Swedish Industries. Mr. Gyll is also a member of the Royal Swedish Academy of Engineering Sciences. He had served as a director of Pharmacia before the combination with Upjohn.

     FRED HASSAN, AGE 54, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF PHARMACIA & UPJOHN. Mr. Hassan had been Executive Vice President and a member of the board of directors of American Home Products Corporation immediately prior to joining Pharmacia & Upjohn in May 1997, and he had been senior vice president of American Home Products Corporation before that. He joined Pharmacia & Upjohn's board of directors in 1997.

     BERTHOLD LINDQVIST, AGE 61, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF GAMBRO AB, A GLOBAL MEDICAL TECHNOLOGY COMPANY. Mr. Lindqvist is also a member of the board of directors of Gambro AB, Trelleborg AB, PLM AB, Munters AB and Securitas AB. Mr. Lindqvist is also a member of the Royal Swedish Academy of Sciences. He had served as a Director of Pharmacia before the combination with Upjohn.

     OLOF LUND, AGE 69, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF CELSIUS INDUSTRIER AB, A DEFENSE MANUFACTURING COMPANY. Mr. Lund is the chairman of AssiDoman AB, Enator AB, SIAR Foundation and the Swedish Financial Accounting Standards Council, and is a member of the board of directors of FPG/AMFK, Posten AB and the Federation of Swedish Industries. Mr. Lund is also a member of the Royal Academy of War Sciences. He had served as a director of Pharmacia before the combination with Upjohn.

     C. STEVEN MCMILLAN, AGE 54, PRESIDENT AND CHIEF OPERATING OFFICER OF SARA LEE CORPORATION, A CONSUMER GOODS COMPANY. Mr. McMillan previously held other management positions at Sara Lee before assuming his current position. Mr. McMillan is a member of the board of directors of Sara Lee Corporation and Illinova Corporation. He also serves on the boards of several not-for-profit and civic organizations. He joined Pharmacia & Upjohn's board of directors in 1998.

     WILLIAM U. PARFET, AGE 53, CO-CHAIRMAN OF MPI RESEARCH, LLC, A PRECLINICAL TOXICOLOGY AND CLINICAL PHARMACEUTICAL TESTING LABORATORY. Mr. Parfet assumed his current position in November 1995 and had previously served from October 1993 to January 1996 as president and chief executive officer of Richard Allan Medical Industries, a medical device manufacturer. Prior to that, he had served as Vice Chairman of the board of directors of Upjohn. Mr. Parfet serves as a member of the board of directors of CMS Energy Corporation, the Financial Accounting Foundation, Stryker Corporation and Sybron International. He had served as a director of Upjohn before the combination with Upjohn. From time to time, Pharmacia & Upjohn has retained MPI Research, LLC to conduct pre-clinical and clinical testing work for Pharmacia & Upjohn. In addition, MPI Research conducts pre-clinical and clinical testing work for independent entities with whom Pharmacia & Upjohn has contractual and business relationships. Mr. Parfet is the brother of Donald R. Parfet, senior vice president of Pharmacia & Upjohn.

     ULLA REINIUS, AGE 62, PRESIDENT OF U. REINIUS FINANSFAKTA AB, PUBLISHER AND FINANCIAL INFORMATION CONSULTANT. Ms. Reinius is also a member of the board of directors of the Swedish Association for Share Promotion and a member of the Ethical Advisory Board of the Swedish County Pension Funds and of the Swedish Royal Opera. She is a former member of the Swedish Government Ethical Committee. She had served as a director of Pharmacia before the combination with Upjohn.

     BENGT SAMUELSSON, M.D., AGE 65, PROFESSOR OF MEDICAL AND PHYSIOLOGICAL CHEMISTRY, AND, FORMERLY, PRESIDENT, KAROLINSKA INSTITUTE. Dr. Samuelsson was the Nobel Laureate in Physiology or Medicine in 1982 and is currently chairman of the Nobel Foundation. He is also a member of the board of directors of Svenska Handelsbanken, the Liposome Company and Nicox, S.A., Valboune, France. Dr. Samuelsson is a member of the Royal Swedish Academy of Sciences, the American Academy of Arts and Sciences, the Association of American Physicians, Adacemie des Sciences, Paris, the U.S. National Academy of Sciences, and the Royal Society, London. He had served as a director of Pharmacia before the combination with Upjohn. Pharmacia & Upjohn provides research grants and other business-related funding to the Karolinska institute.

     MORTON L. TOPFER, AGE 63, COUNSELOR TO THE CHIEF EXECUTIVE OFFICER OF DELL COMPUTER CORPORATION. Mr. Topfer is presently counselor to the chief executive officer of Dell Computer Corporation. He previously served as vice chairman of Dell from 1994 to 1999. For 23 years prior to joining Dell, Mr. Topfer held various positions with Motorola, Inc., last serving as corporate executive vice president and president of the Land Mobile Products Sector. Before joining Motorola in 1971, Mr. Topfer spent 11 years with RCA Laboratories in various research and development and management positions. He began his professional career as a research engineer with Kollsman Instruments Corporation in New York. He is a member of the board of directors of Autodesk, Inc., Alliance Gaming and Dell.

                              THE MERGER AGREEMENT

     The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A.

STRUCTURE OF THE MERGER

     Under the merger agreement, a newly formed Monsanto subsidiary will merge into Pharmacia & Upjohn so that Pharmacia & Upjohn becomes a wholly owned subsidiary of the combined company.

TIMING OF CLOSING

     The closing of the merger will take place on the second business day after all closing conditions set forth in the merger agreement have been satisfied or waived, unless Monsanto and Pharmacia & Upjohn agree to a different date. We expect that immediately upon the closing of the merger, we will file a certificate of merger with the Secretary of State of the State of Delaware. The effective time of the merger will either be the time the certificate of merger is filed, or at such later time as may be specified in the certificate of merger.

MERGER CONSIDERATION

     The merger agreement provides that each share of Pharmacia & Upjohn common stock outstanding immediately prior to the effective time of the merger will at the effective time be converted into the right to receive 1.19 shares of common stock of the combined company. However, any shares of Pharmacia & Upjohn common stock issued and owned or held by Pharmacia & Upjohn or Monsanto or any of their subsidiaries will be canceled without any payment for those shares.

     In addition, each outstanding share of Pharmacia & Upjohn convertible perpetual preferred stock (other than shares as to which appraisal rights have been exercised) will, at the effective time, be converted into the right to receive one share of convertible perpetual preferred stock of the combined company having, to the extent possible, terms identical to those of the Pharmacia & Upjohn convertible perpetual preferred stock.

     The combined company will not issue any fractional shares in the merger. Holders of Pharmacia & Upjohn common stock who would otherwise receive fractional shares will instead receive a cash payment based upon the value of such fractional shares of the common stock of the combined company.

     As a result of the merger, all shares of Pharmacia & Upjohn common stock and convertible perpetual preferred stock will no longer be outstanding and shall be canceled.

TREATMENT OF PHARMACIA & UPJOHN STOCK OPTIONS

     At the effective time, each outstanding option granted by Pharmacia & Upjohn to purchase shares of Pharmacia & Upjohn common stock will be converted into an immediately exercisable option with respect to common stock of the combined company following the merger, in a manner intended to maintain the aggregate intrinsic value of the converted options. The number of shares of common stock of the combined company which any such converted award will pertain to will equal the number of Pharmacia & Upjohn shares subject to such award multiplied by 1.19, and the exercise price of such award will be the current exercise price of such award divided by 1.19.

     Each other stock-based award already granted by Pharmacia & Upjohn under its employee or directors plans or arrangements prior to the effective time will be converted, as of the effective time, into similar stock-based awards of the combined company, adjusted as appropriate to preserve the award's inherent value. Pursuant to their terms, all Pharmacia & Upjohn stock-based awards outstanding at the effective time will vest and become immediately exercisable or, in the case of restricted stock grants, become freely transferrable upon the occurrence of the merger. For additional information on the Pharmacia & Upjohn stock-based awards, see "Interests of Officers and Directors in the Merger" on page I-35.

EXCHANGE OF SHARES

     Monsanto will appoint an exchange agent to handle the exchange of Pharmacia & Upjohn stock certificates for stock certificates of the combined company in the merger and the payment of cash for fractional shares that would otherwise have been issued in the merger. Soon after the effective time of the merger, the exchange agent will send to each former Pharmacia & Upjohn stockholder a letter of transmittal to be used to exchange Pharmacia & Upjohn stock certificates for stock certificates of the combined company and to receive cash instead of any fractional shares. The letter of transmittal will contain instructions explaining the procedure for surrendering Pharmacia & Upjohn stock certificates. YOU SHOULD NOT RETURN ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     Holders of Pharmacia & Upjohn stock who surrender their stock certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of Pharmacia & Upjohn stock will not be entitled to receive any dividends or other distributions payable by the combined company after the effective time of the merger until they surrender their stock certificates in accordance with the exchange agent's instructions.

     Stockholders of Monsanto will not be required to exchange their Monsanto certificates as a result of the merger. At the effective time, these certificates will automatically represent an equal number of shares in the combined company.

THE BOARD OF THE COMBINED COMPANY AND RELATED MATTERS

     BOARD OF DIRECTORS OF THE COMBINED COMPANY. Monsanto and Pharmacia & Upjohn have agreed to take the necessary action so that, as of the effective time of the merger, the board of directors of the combined company will consist of 20 members, 10 of whom will be designated by Monsanto and 10 of whom will be designated by Pharmacia & Upjohn. In addition, each board committee will initially have an equal number of members designated by each of Monsanto and Pharmacia & Upjohn.

     CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMBINED COMPANY. The merger agreement provides that, as of the effective time of the merger, Mr. Robert B. Shapiro, chairman and chief executive officer of Monsanto, will serve as the chairman of the board of directors of the combined company and that Mr. Fred Hassan, president and chief executive officer of Pharmacia & Upjohn, will serve as chief executive officer of the combined company. If Mr. Hassan is still chief executive officer of the combined company 18 months after the merger, he will then become chairman of the board, unless otherwise determined at that time by the affirmative vote of 80% of the members of the board of directors of the combined company. If Mr. Shapiro is not the chief executive officer of Monsanto and/or Mr. Hassan is not the chief executive officer of Pharmacia & Upjohn, in each case immediately prior to the merger, we have agreed to use our reasonable best efforts to agree upon an individual or individuals to replace Mr. Shapiro and/or Mr. Hassan as chairman and/or chief executive officer, as the case may be.

     EXECUTIVE OFFICERS OF THE COMBINED COMPANY. We agreed in the merger agreement that it is our intention that the twenty most senior positions of the combined company, excluding the chairman and the chief executive officer, will be held by ten executives from each of Monsanto and Pharmacia & Upjohn.

     HEADQUARTERS OF THE COMBINED COMPANY. We agreed in the merger agreement that it is our intention that following the effective time of the merger the principal corporate offices of the combined company and the headquarters of its pharmaceuticals business will be located in Peapack, New Jersey and that the headquarters of its agribusiness will be in St. Louis, Missouri.

INTENDED AGRIBUSINESS IPO

     The merger agreement includes a description of our plans with respect to Monsanto's agribusiness unit. It states that our intention is that as promptly as practicable following the merger, the combined company will reorganize the agribusiness unit under the Monsanto name as a direct or indirect subsidiary and sell up to 19.9% of that subsidiary by means of an initial public offering of its common stock to be listed on the New York Stock Exchange. At the time of the agribusiness initial public offering, we intend that the agribusiness subsidiary will have a sound capital structure.

COVENANTS

     We have each undertaken to perform certain covenants in the merger agreement. The principal covenants are as follows:

     NO SOLICITATION. Except as described below, we have agreed that each of us and our subsidiaries will not directly or indirectly, or through our officers or directors will not, and we will use our reasonable best efforts to cause each of our, and our subsidiaries', employees, agents and representatives, not to solicit, initiate, encourage or knowingly facilitate any inquiries or proposals relating to an "acquisition proposal," as defined below, or participate in any discussions or negotiations regarding any acquisition proposal. This prohibition on solicitation and facilitation precludes, among other things, us from furnishing confidential information to any other person relating to an acquisition proposal.

     An "acquisition proposal" is:

     - any purchase or sale of assets of Monsanto or Pharmacia & Upjohn or any one of our subsidiaries, valued at 10% or more of the market capitalization of such party or any purchase or sale of, or tender or exchange for 10% or more of any equity securities of Monsanto or Pharmacia & Upjohn; or

     - any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution or similar transaction involving Monsanto or Pharmacia & Upjohn, other than a proposal made by the other party or its affiliate.

     However, in response to an unsolicited bona fide written acquisition proposal to acquire either company, the company which receives such acquisition proposal may:

     - furnish any information to any person making such acquisition proposal;

     - participate in discussions or negotiations regarding such acquisition proposal; and

     - recommend approval of such acquisition proposal and withdraw the recommendation to approve this merger.

     In order for either company to engage in any of the above activities in response to the unsolicited acquisition proposal:

     - its meeting of stockholders must not have occurred;

     - in order to furnish information or participate in discussions or negotiations as described above, its board of directors must conclude in good faith that the acquisition proposal could reasonably be expected to result in a "superior proposal";

     - in order to recommend approval of such acquisition proposal or withdraw its recommendation as described above, its board of directors must conclude in good faith that the acquisition proposal constitutes a "superior proposal";

     - prior to providing any information or data to any person in connection with an acquisition proposal it receives from that person an executed confidentiality agreement containing terms at least as stringent as the terms contained in the confidentiality agreement we entered into before signing the merger agreement; and

     - prior to providing any information or data to any person or entering into discussions or negotiations with any person, it notifies the other party.

     Neither company is prevented from taking and disclosing to its stockholders its position with respect to an acquisition proposal in order to comply with Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934.

     Each company has also agreed:

     - to terminate any discussions or negotiations with any parties regarding acquisition proposals that were being conducted at the time the merger agreement was signed and to request that any party possessing confidential information about one of us in connection with any such acquisition proposal return or destroy all such information; and

     - to promptly keep the other party informed of the status and terms of any proposals, offers, discussions or negotiations related to a bona fide unsolicited written acquisition proposal.

     A "superior proposal" for Monsanto or Pharmacia & Upjohn, as applicable, is a written proposal made by a third party for:

     (1) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving it, as a result of which either:

          (A) its stockholders before the transaction cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity of the surviving entity; or

          (B) the individuals comprising its board of directors before the transaction do not constitute a majority of the board of directors of that ultimate parent entity;

     (2) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of it and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions; or

     (3) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of its common stock, whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise, other than a merger, consolidation, share exchange, business combination, tender or exchange offer or other transaction upon the consummation of which such party's stockholders would in the aggregate beneficially own greater than 60% of the voting securities of such person;

which is otherwise on terms which its board of directors in good faith concludes, after consultation with its financial advisors and outside counsel, after taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, would, if consummated, result in a transaction that is more favorable to its stockholders, from a financial point of view, than the merger between Monsanto and Pharmacia & Upjohn, and is reasonably capable of being completed.

     BOARD OF DIRECTORS' COVENANT TO RECOMMEND. We have agreed that each of our respective boards of directors will, subject to its fiduciary duties under applicable law and its right to pursue certain types of bona fide written unsolicited acquisition proposals that it receives, recommend to our respective stockholders the adoption of the merger agreement in the case of Pharmacia & Upjohn and the approval of the issuance of shares in the merger and of the Monsanto charter amendments in the case of Monsanto, and will not, subject to its fiduciary duties under applicable law and its right to pursue certain types of bona fide written unsolicited acquisition proposals that it receives, withdraw, modify or materially qualify in a manner adverse to the other company its recommendation, or to take any action or make any statement in connection with its stockholders' meeting that is materially inconsistent with its recommendation.

     STOCKHOLDERS' MEETINGS. We have each agreed, as promptly as reasonably practicable, to convene meetings of our stockholders to consider and vote upon adoption of the merger agreement in the case of Pharmacia & Upjohn and the approval of the issuance of shares in the merger and of the Monsanto charter amendments in the case of Monsanto, and to prepare appropriate proxy statements for such meetings. We have also agreed to use our reasonable best efforts to have the registration statement for the shares to be issued in the merger declared effective by the SEC.

     OPERATIONS OF THE TWO COMPANIES PENDING CLOSING. We have each agreed to restrictions on our activities until either the effective time of the merger or the termination of the merger agreement. In general, we are required to conduct our business in the usual, regular and ordinary course in all material respects, in substantially the same manner as previously conducted, and to use all reasonable efforts to preserve intact our present lines of business, maintain our rights and franchises and preserve our relationships with third parties with the intention that our ongoing businesses shall not be impaired in any material respect. An exception to this covenant is the ability of Monsanto to divest certain of its nutrition and consumer businesses. Each of us has agreed to specific restrictions that prohibit us from:

     - entering into any new material lines of business or incurring or committing to any capital expenditures or obligations or liabilities in connection with any new material line of business beyond specified amounts;

     - declaring or paying dividends in excess of $0.03 per share of Monsanto common stock per quarter, $0.27 per share of Pharmacia & Upjohn common stock per quarter, and $629.69 per share of Pharmacia & Upjohn Series A convertible perpetual preferred stock per quarter or making other distributions in respect of our capital stock;

     - splitting, combining or reclassifying our capital stock or issuing securities in respect of, in lieu of or in substitution for our capital stock;

     - repurchasing or redeeming our capital stock, except in the ordinary course of business consistent with past practice in connection with our respective employee benefit plans;

     - issuing, delivering or selling or entering into any agreement to issue, deliver or sell, any shares of our capital stock or other voting securities, or any securities convertible into or exercisable into capital stock or other voting securities, other than in connection with our benefit plans or in connection with the exercise of options or other stock awards or stock option agreements or in connection with permitted acquisitions or in connection with certain issuances by our subsidiaries;

     - amending our certificates of incorporation, by-laws or other governing documents (other than pursuant to the merger agreement);

     - making acquisitions of, or investments in, other entities beyond specified amounts;

     - disposing of assets, other than inventory in the ordinary course consistent with past practice and certain of Monsanto's nutrition and consumer businesses, beyond specified amounts;

     - making loans, advances, capital contributions or investments in any other person other than certain intercompany loans, or pursuant to existing obligations or in the ordinary course consistent with past practice and not in excess of specified amounts;

     - incurring debt, other than under existing agreements or in the ordinary course consistent with past practice;

     - taking actions that would prevent or impede the merger from qualifying as a pooling of interests for accounting purposes or as a reorganization for tax purposes;

     - increasing the compensation of any director or executive officer or materially increasing employee benefits or adopting any material new employee benefit plan or making any material contribution, other than regularly scheduled contributions, to a benefit plan, other than in the ordinary course consistent with past practice or as required by an existing agreement;

     - changing our accounting methods except as may be required by changes in generally accepted accounting principles;

     - changing our fiscal year or making any material tax election other than in the ordinary course consistent with past practice;

     - entering into any agreement or arrangement that limits or restrict us or from engaging or competing in any line of business or geographic area if that resulting restriction would have a material adverse effect on the combined company and its subsidiaries, taken together, after the merger;

     - amending our respective stockholder rights plans to make them inapplicable to any transaction, or redeeming the rights issued under those plans other than to permit another transaction that the applicable company's board has determined is a superior proposal to be consummated after termination of the merger agreement; and

     - making any contributions to any grantor trust or other funding arrangement for any non-qualified deferred compensation that is considered "unfunded" for purposes of ERISA.

     REASONABLE BEST EFFORTS COVENANT. We have agreed to use our reasonable best efforts to take all actions and do all things necessary or advisable under applicable laws to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable. This cooperation may include selling, holding separately or otherwise disposing of assets, or conducting business in a specified manner, in response to the requirements imposed by antitrust authorities. Neither of us will be required for any reason to sell, hold separate or otherwise dispose of assets, or to conduct its business in a specified manner, if such action is not conditioned on closing the merger or would reasonably be expected to have a material adverse effect on the combined company after the merger.

     EMPLOYEE MATTERS. We have agreed that the combined company will honor all Monsanto and Pharmacia & Upjohn benefit plans and related funding arrangements in accordance with their respective terms and will interpret those plans in accordance with the respective past practices of Monsanto and Pharmacia & Upjohn.

     During the period from the merger to December 31, 2001, we do not intend the combined company to reduce base salary, annual bonus opportunities or long-term incentive opportunities for our employees, except as otherwise determined by the board of directors or compensation committee of the combined company .

     In addition, from the effective time of the merger until December 31, 2001, the combined company will provide employee benefits to the employees and former employees of Monsanto and Pharmacia & Upjohn that are in the aggregate no less favorable to those provided to them under existing benefit plans at Monsanto or Pharmacia & Upjohn, excluding equity and equity-based compensation. In particular, the combined company will provide severance pay and benefits to its employees whose employment terminates on or before December 31, 2001, in accordance with the following:

     - with respect to employees who are employed by Monsanto immediately before the merger, not less favorable than those provided under the applicable Monsanto employee benefit plan; and

     - with respect to employees who are employed by Pharmacia & Upjohn immediately before the merger, not less favorable than those provided under the applicable Pharmacia & Upjohn employee benefit plan.

     With respect to any employee benefit plans in which any employees of the combined company first become eligible to participate on or after the merger occurs, and in which they did not participate prior to the merger, the combined company will:

     - waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the combined company who may be eligible to participate, except to the extent such pre-existing conditions, exclusions and waiting periods would apply under the analogous Monsanto or Pharmacia & Upjohn benefit plan;

     - provide each employee of the combined company with credit for any co-payments and deductibles paid prior to the merger to the same extent such credit was given under the analogous Monsanto or Pharmacia & Upjohn employee benefit plan before the merger; and

     - recognize all service of employees of the combined company with Pharmacia & Upjohn and Monsanto for all purposes (including eligibility, vesting, entitlement, and, except with respect to defined benefit pension plans, benefit accrual) in any new benefit plan of the combined company in which those employees may be eligible to participate after the merger, to the extent that service is taken into account under the applicable plan of the combined company.

     We have agreed to take all steps necessary or appropriate to amend any of our grantor trusts so that no contributions to those trusts are required to be made as a result of or in connection with the merger. We have also agreed to take all steps necessary to cause our defined benefit pension plans not to contain "change of control" provisions that would become effective upon the merger.

     PAYMENT OF DIVIDENDS PENDING THE MERGER. We have agreed to coordinate declaring dividends and the related record dates and payment dates so that Monsanto and Pharmacia & Upjohn stockholders do not receive two dividends, or fail to receive one dividend, for any single calendar quarter.

     NYSE AND STOCKHOLM STOCK EXCHANGE LISTING. Monsanto has agreed to use its reasonable best efforts to cause common stock of the combined company to be listed on the NYSE and the Stockholm Stock Exchange.

     INSURANCE AND INDEMNIFICATION. After it becomes a wholly-owned subsidiary of the combined company, Pharmacia & Upjohn is obligated to (and the combined company is obligated to cause Pharmacia & Upjohn to):

     - indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Pharmacia & Upjohn and its subsidiaries, to the same extent those persons are currently indemnified or have the right to advancement of expenses, for acts or omissions occurring on or before the merger;

     - cause Pharmacia & Upjohn's certificate of incorporation and by-laws to include, for a period of six years after the merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses; and

     - cause to be maintained for a period of six years after the merger the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Pharmacia & Upjohn, or policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, with respect to claims arising from facts or events that occurred on or before the merger. Pharmacia & Upjohn will not be required to expend in any one year an amount in excess of 200% of its current annual premiums for this insurance.

     EXPENSES. We have each agreed to pay our own costs and expenses incurred in connection with the merger and the merger agreement. We will, however, share equally the expenses incurred in connection with the filing with the SEC of this document and the related registration statement and the costs associated with the printing and mailing of this document. If the merger is consummated, the surviving corporation will pay all property or transfer taxes imposed on Pharmacia & Upjohn or its subsidiaries.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains substantially reciprocal representations and warranties made by each of us to the other. The representations and warranties relate to:

     - corporate existence, qualification to conduct business and corporate standing and power;

     - ownership of subsidiaries;

     - capital structure;

     - corporate authority to enter into, and carry out the obligations under, the merger agreement and enforceability of the merger agreement;

     - absence of a breach of the certificate of incorporation, by-laws, law or material agreements as a result of the merger;

     - filings with the SEC;

     - financial statements;

     - information supplied for use in this joint proxy statement/prospectus;

     - board of directors approval;

     - votes required for approval;

     - litigation;

     - compliance with laws;

     - absence of certain changes or events;

     - environmental matters;

     - intellectual property matters;

     - payment of fees to finders or brokers in connection with the merger agreement;

     - opinions of financial advisors;

     - accounting matters;

     - tax matters;

     - restrictive contracts; and

     - employee benefits.

     In addition, we also represented to each other that our respective stockholder rights plans are not applicable to the merger, the merger agreement and the stock option agreements. The merger agreement also contains representations and warranties relating to the wholly owned subsidiary of Monsanto that will be merged into Pharmacia & Upjohn, including due organization, corporate authorization, non-contravention and no prior business activities.

     The representations and warranties contained in the merger agreement do not survive the effective time of the merger.

CONDITIONS

     Each of our respective obligations to complete the merger are subject to the satisfaction or waiver of various conditions the most significant of which are:

     - the adoption of the merger agreement by Pharmacia & Upjohn stockholders, and the approval of the issuance of common stock and preferred stock in the merger and amendments to the Monsanto certificate of incorporation by Monsanto stockholders;

     - the absence of any law, order or injunction prohibiting completion of the merger or which otherwise would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken together, after the merger;

     - the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act;

     - the approval of the merger by the Commission of the European Community;

     - the receipt of all other governmental and regulatory consents, approvals and authorizations necessary for the merger and the issuance of common stock and preferred stock in the merger, unless not obtaining those consents or approvals would not reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken together, after the merger;

     - the approval for listing on the NYSE of the Monsanto common stock to be issued in the merger, subject to official notice of issuance;

     - the SEC having declared effective the Monsanto registration statement for the common stock of the combined company to be issued in the merger;

     - the representations and warranties contained in the merger agreement of the other company being true and correct in all material respects on the date of the merger agreement and the date of the merger as if they were made on that date, except to the extent that those representations and warranties speak as of another date;

     - the other company having adequately performed or complied with its obligations and covenants contained in the merger agreement;

     - the receipt of an opinion of each company's counsel that the merger will qualify as a reorganization for federal tax purposes and that each of Monsanto, Monsanto's merger subsidiary and Pharmacia & Upjohn will be a party to the reorganization; and

     - no event having occurred which would trigger a distribution under the other company's stockholder rights plan.

     Additionally, Pharmacia & Upjohn does not have to complete the merger unless:

     - 10 of its designees have been elected to the board of directors of the combined company;

     - the persons appointed as non-executive chairman of the combined company and chief executive officer of the combined company are reasonably acceptable to Monsanto and Pharmacia & Upjohn; and

     - the combined company's corporate governing instruments, as amended in accordance with the merger agreement, are in effect.

TERMINATION OF THE MERGER AGREEMENT

     TERMINATION BY MONSANTO OR PHARMACIA & UPJOHN. Either one of us, by action of our respective boards of directors, may terminate the merger agreement and abandon the merger at any time prior to the merger if:

     (a) both of us agree to terminate effective by mutual written consent (and it being agreed that neither one of us is allowed to unreasonably withhold its consent to a termination request of the other party if any of its representations or warranties or covenants that are conditions to the merger in the merger agreement would not reasonably be expected to be satisfied prior to December 31, 2000, through the exercise of its reasonable best efforts);

     (b) the merger has not been completed by December 31, 2000, provided that the terminating party's failure to fulfill any obligation under the merger agreement is not the cause of the merger not being completed;

     (c) a court order or ruling of another governmental entity permanently prohibiting the completion of the merger becomes final and non-appealable, provided that the terminating party shall have used its reasonable best efforts to avoid or remove such prohibition;

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

     (d) a court or another governmental entity fails to issue an order or ruling that is necessary to effect the merger and the denial of a request to issue such an order or ruling becomes final and non-appealable, provided that the terminating party shall have used its reasonable best efforts to obtain such order or ruling;

     (e) either company's stockholders fail to approve the proposals contained in this document at the applicable stockholders' meetings; or

     (f) either company's board of directors makes an adverse change in its recommendations to its stockholders regarding the merger.

     TERMINATION BY MONSANTO. Monsanto, by action of its board of directors, may terminate the merger agreement and abandon the merger at any time prior to the merger if:

     (a) prior to the Pharmacia & Upjohn stockholders' meeting the board of directors of Pharmacia & Upjohn approves or recommends a superior proposal by a third party;

     (b) prior to its stockholders' meeting and after providing Pharmacia & Upjohn three business days to negotiate a revised transaction with it, the board of directors of Monsanto concludes, after taking into account any proposals by Pharmacia & Upjohn, that it has received a superior proposal; or

     (c) a stock acquisition date has occurred under the Pharmacia & Upjohn stockholder rights plan, which will generally occur if a third party acquires 15% or more of Pharmacia & Upjohn's outstanding voting stock.

     TERMINATION BY PHARMACIA & UPJOHN. Pharmacia & Upjohn, by action of its board of directors, may terminate the merger agreement and abandon the merger at any time prior to the merger if:

     (a) prior to the Monsanto stockholders' meeting the board of directors of Monsanto approves or recommends a superior proposal by a third party;

     (b) prior to its stockholders' meeting and after providing Monsanto three business days to negotiate a revised transaction with it, the board of directors of Pharmacia & Upjohn concludes, after taking into account any proposals by Monsanto, that it has received a superior proposal; or

     (c) a share acquisition date has occurred under the Monsanto stockholder rights plan, which will generally occur if a third party acquires 20% or more of Monsanto's outstanding voting stock.

FEES AND EXPENSES PAYABLE BECAUSE OF A TERMINATION OF THE MERGER AGREEMENT

     FEES PAYABLE BY PHARMACIA & UPJOHN RELATING TO TERMINATION.

     - Pharmacia & Upjohn has agreed to pay Monsanto an alternate transaction fee of $575 million if:

        - either party terminates the merger agreement because the merger has not been completed by December 31, 2000, and (1) there exists a business combination proposal with respect to Pharmacia & Upjohn at any time prior to December 31, 2000, (2) an intentional material breach by Pharmacia & Upjohn of the merger agreement following the occurrence of that business combination proposal materially contributed to the failure to complete the merger on or prior to December 31, 2000, and (3) within 12 months of the termination of the merger agreement, Pharmacia & Upjohn enters into a business combination or an agreement to enter into a business combination;

        - either party terminates the merger agreement because the stockholders of Pharmacia & Upjohn have failed to adopt the merger agreement at the Pharmacia & Upjohn stockholders' meeting and (1) on or prior to the date of the meeting of Pharmacia & Upjohn stockholders a business combination proposal with respect to Pharmacia & Upjohn has been publicly announced or otherwise communicated to the board of directors of Pharmacia & Upjohn, and (2) within 12 months of the termination of the merger agreement, Pharmacia & Upjohn enters into a business combination or an agreement to enter into a business combination;

        - Monsanto terminates the merger agreement because prior to Pharmacia & Upjohn's stockholders' meeting the board of directors of Pharmacia & Upjohn approved or recommended a superior proposal by a third party;

        - Pharmacia & Upjohn terminates the merger agreement after providing Monsanto three business days to negotiate a revised transaction with it, and the board of directors of Pharmacia & Upjohn concludes, after taking into account any proposals by Monsanto, that it has received a superior proposal from a third party;

        - either party terminates the merger agreement because prior to the Pharmacia & Upjohn stockholders' meeting, the board of directors of Pharmacia & Upjohn has adversely changed its recommendation and (1) on or prior to that change a business combination proposal relating to Pharmacia & Upjohn has been publicly announced or otherwise communicated to the board of directors of Pharmacia & Upjohn, and (2) within 12 months of the termination, Pharmacia & Upjohn enters into a business combination or an agreement to enter into a business combination; or

        - Monsanto terminates the merger agreement because a stock acquisition date has occurred under the Pharmacia & Upjohn stockholder rights plan, which will generally occur if a third party acquires 15% or more of Pharmacia & Upjohn's outstanding voting stock.

     - Pharmacia & Upjohn has also agreed to pay Monsanto a termination fee of $250 million if either party terminates the merger agreement because the board of directors of Pharmacia & Upjohn has adversely changed its recommendation of the merger. This termination fee is not payable if Monsanto is in material breach of the merger agreement at the time of the adverse change. This termination fee is not payable if the $575 million alternate transaction fee is also payable, and any payment of this $250 million termination fee will be credited against any $575 million alternate transaction fee that subsequently becomes payable.

     FEES PAYABLE BY MONSANTO RELATING TO TERMINATION.

     - Monsanto has agreed to pay Pharmacia & Upjohn an alternate transaction fee of $575 million if:

        - either party terminates the merger agreement because the merger has not been completed by December 31, 2000, and (1) there exists a business combination proposal with respect to Monsanto at any time prior to December 31, 2000, (2) an intentional material breach by Monsanto of the merger agreement following the occurrence of that business combination proposal materially contributed to the failure to complete the merger on or prior to December 31, 2000, and (3) within 12 months of the termination of the merger agreement, Monsanto enters into a business combination or an agreement to enter into a business combination;

        - either party terminates the merger agreement because the stockholders of Monsanto have failed to approve the issuance of Monsanto stock or the proposed amendments to Monsanto's certificate of incorporation at the Monsanto stockholders' meeting and (1) on or prior to the date of the meeting of Monsanto stockholders a business combination proposal with respect to Monsanto has been publicly announced or otherwise communicated to the board of directors of Monsanto and (2) within 12 months of the termination of the merger agreement, Monsanto enters into a business combination or an agreement to enter into a business combination;

        - Pharmacia & Upjohn terminates the merger agreement because prior to Monsanto's stockholders' meeting the board of directors of Monsanto approved or recommended a superior proposal by a third party;

        - Monsanto terminates the merger agreement after providing Pharmacia & Upjohn three business days to negotiate a revised transaction with it, and the board of directors of Monsanto concludes, after taking into account any proposals by Pharmacia & Upjohn, that it has received a superior proposal from a third party;

        - either party terminates the merger agreement because prior to Monsanto's stockholders' meeting the board of directors of Monsanto has adversely changed its recommendation and (1) on or prior to that change a business combination proposal relating to Monsanto has been publicly announced or otherwise communicated to the board of directors of Monsanto, and (2) within 12 months of the termination, Monsanto enters into a business combination or an agreement to enter into a business combination; or

        - Pharmacia & Upjohn terminates the merger agreement because a share acquisition date has occurred under the Monsanto stockholder rights plan, which will generally occur if a third party acquires 20% or more of Monsanto's outstanding voting stock.

     - Monsanto has also agreed to pay Pharmacia & Upjohn a termination fee of $250 million if either party terminates the merger agreement because the board of directors of Monsanto has adversely changed its recommendation of the merger. This termination fee is not payable if Pharmacia & Upjohn is in material breach of the merger agreement at the time of the adverse change. This termination fee is not payable if the $575 million alternate transaction fee is also payable, and any payment of this $250 million termination fee will be credited against any $575 million alternate transaction fee that subsequently becomes payable.

AMENDMENTS, EXTENSIONS AND WAIVERS

     The merger agreement may be amended by action of the board of directors of the parties at any time before or after the stockholders' meetings. All amendments to the merger agreement must be in a writing signed by each party.

     At any time prior to the effective time of the merger, any party to the merger agreement may, to the extent legally allowed:

     - extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

     - waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement; and

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

     - waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.

     All extensions and waivers must be in writing and signed by the party against whom the waiver is to be effective.

                            STOCK OPTION AGREEMENTS

     The following summary of the stock option agreements is qualified by reference to the complete text of the stock option agreements, which are incorporated by reference and attached as Annex B and Annex C.

THE STOCK OPTIONS

     At the same time we entered into the merger agreement, we also entered into reciprocal stock option agreements. Under the terms of the stock option granted by Monsanto to Pharmacia & Upjohn, Pharmacia & Upjohn may purchase up to 94,774,810 shares of Monsanto common stock (representing approximately 14.9% of the outstanding Monsanto common stock as of December 19, 1999) at an exercise price of $41.75 per share. Under the terms of the stock option granted by Pharmacia & Upjohn to Monsanto, Monsanto may purchase up to 77,388,932 shares of Pharmacia & Upjohn common stock (representing approximately 14.9% of the outstanding Pharmacia & Upjohn common stock as of December 19, 1999) at an exercise price of $50.25 per share. These exercise prices represent our closing stock prices on December 17, 1999, the last trading day prior to the execution of the merger agreement and the stock option agreements. The terms of these stock option agreements are substantially identical and are summarized below.

WHEN THE STOCK OPTIONS MAY BE EXERCISED

     Each of us can exercise the option granted to it, in whole or in part, at any time after the occurrence of an event which would entitle it to receive a full termination fee of $575 million under the merger agreement and prior to termination of the option. See "The Merger Agreement -- Fees and Expenses Payable Because of a Termination of the Merger Agreement."

     The right to exercise the option terminates upon the earliest to occur of the following circumstances:

     - the merger is completed;

     - six months after the option first becomes exercisable;

     - termination of the merger agreement under circumstances which cannot result in the option holder becoming entitled to receive termination fees of $575 million or more from the other party;

     - the option holder receives $635 million, less any termination fee received by the option holder, for the repurchase of the option; and

     - twelve months after termination of the merger agreement under circumstances which could result in the option holder becoming entitled to receive an aggregate termination fee of $575 million upon the occurrence of a subsequent event.

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

ELECTION TO REPURCHASE OPTIONS

     If a stock option becomes exercisable, the option holder may, as to all or part of the shares of common stock subject to the option, elect to receive a cash payment from the option grantor. This cash payment would terminate the option holder's right to purchase those shares of common stock upon the exercise of the option. The cash to be paid per share would be equal to the difference between the exercise price of the option and the higher of:

     - the highest price per share proposed to be paid by any other person in connection with an acquisition proposal; and

     - the average closing price of the stock for the ten trading days preceding the date that the election to receive cash is exercised.

     If a stock option becomes exercisable, the party granting the option may elect to repurchase the option from the option holder for a cash payment. This cash payment would terminate the option holder's right to purchase those shares upon the exercise of the option. The cash to be paid per share would be computed the same as if the option holder had elected to receive cash for the option.

LIMITATION ON TOTAL PROFIT

     Each of the stock option agreements provides that the total profit that a party is permitted to receive under the option agreement and the termination provisions of the merger agreement cannot exceed $635 million in the aggregate.

EFFECT OF STOCK OPTION AGREEMENTS

     The option agreements may have the effect of making an acquisition or other business combination of either company by or with a third party more costly because of the need in any transaction to acquire any shares issued pursuant to the option agreement or because of any cash payments made pursuant to the option agreement. Moreover, we believe that, if the option granted by either Monsanto or Pharmacia & Upjohn becomes exercisable, it is likely to hinder other parties from attaining pooling-of-interests accounting treatment under U.S. generally accepted accounting principles in any merger or business combination transaction with that company for the following two years.

     The option agreements may therefore discourage certain third parties from proposing an alternative transaction to the current merger proposed by us, including one that might be more favorable from a financial point of view to the stockholders of Monsanto or Pharmacia & Upjohn, as the case may be, than the merger.

     The boards of directors of the companies considered the impact of the option agreements on potential third party-acquirors in their approval of the merger agreement and the option agreements; see "Background of the Merger" on page I-21 and "Our Reasons for the Merger; Recommendations of Our Boards of Directors" on page I-25, for a more complete description of the factors considered by each board.

                         OPINIONS OF FINANCIAL ADVISORS

OPINIONS OF FINANCIAL ADVISORS TO MONSANTO

    MONSANTO                                                 LOCATION OF
FINANCIAL ADVISOR                                        THEIR FULL OPINION
-----------------                                        ------------------
Goldman Sachs                                                  Annex D
Morgan Stanley                                                 Annex E

     Monsanto engaged Goldman Sachs and Morgan Stanley as its financial advisors in connection with the merger based on their experience and expertise. Goldman Sachs and Morgan Stanley are internationally recognized investment banking firms that have substantial experience in transactions similar to the merger.

OPINION OF GOLDMAN SACHS TO MONSANTO

     On December 19, 1999, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to Monsanto's board of directors that, as of the date of the opinion, the exchange ratio of 1.19 shares of Monsanto common stock for each share of Pharmacia & Upjohn common stock to be received pursuant to the merger agreement by the holders of Pharmacia & Upjohn common stock is fair from a financial point of view to Monsanto.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED DECEMBER 19, 1999, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX D TO THIS DOCUMENT. THE FOLLOWING SUMMARY DESCRIBES THE MATERIAL ASSUMPTIONS MADE AND MATERIAL MATTERS CONSIDERED IN, AND THE MATERIAL LIMITATIONS ON, GOLDMAN SACHS' REVIEW THAT WAS UNDERTAKEN IN PROVIDING ITS OPINION. HOWEVER, IT DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE OPINION. ACCORDINGLY, THE FOLLOWING SUMMARY OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. MONSANTO STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

     In arriving at its opinion, Goldman Sachs reviewed and analyzed, among other things:

     - the merger agreement;

     - Annual Reports to Stockholders and Annual Reports on Form 10-K of Monsanto and of Pharmacia & Upjohn (including its predecessor) for the five years ended December 31, 1998;

     - recent interim reports to stockholders and Quarterly Reports on Form 10-Q of Monsanto and of Pharmacia & Upjohn;

     - recent other communications from Monsanto and Pharmacia & Upjohn to their respective stockholders;

     - internal financial analyses and forecasts for Monsanto and Pharmacia & Upjohn prepared by the managements of Monsanto and Pharmacia & Upjohn; and

     - cost savings and operating synergies projected by the managements of Monsanto and Pharmacia & Upjohn to result from the transaction contemplated by the merger agreement.

     Goldman Sachs also held discussions with members of the senior managements of Monsanto and Pharmacia & Upjohn regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the Monsanto common stock and the Pharmacia & Upjohn common stock, compared financial and stock market information deemed by Goldman Sachs to be relevant for Monsanto and Pharmacia & Upjohn with similar information for other companies deemed by Goldman Sachs to be relevant whose securities are publicly traded, reviewed the financial terms of recent business combinations deemed by Goldman Sachs to be relevant in the pharmaceutical industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by or discussed with it and assumed this accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the consent of Monsanto, that the forecasts, including the cost savings and operating synergies estimated to result from the transaction contemplated by the merger agreement, had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Monsanto and Pharmacia & Upjohn. In addition, Goldman Sachs took into account Monsanto's expectation regarding the accounting treatment of the transaction contemplated by the merger agreement, as well as that the consummation of the transaction is not conditioned upon any particular accounting treatment. Goldman Sachs also assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the transaction contemplated by the merger agreement will be obtained without any adverse effect on Monsanto or Pharmacia & Upjohn or on the contemplated benefits of the transaction contemplated by the merger agreement. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Monsanto and Pharmacia & Upjohn and it was not furnished with any such evaluation or appraisal. Goldman Sachs' opinion was provided for the information and assistance of Monsanto's board of directors in connection with its consideration of the transaction contemplated by the merger agreement and does not constitute a recommendation as to how any Monsanto stockholder should vote with respect to the transaction contemplated by the merger agreement.

     The following summarizes the material financial analyses used by Goldman Sachs in connection with providing its opinion to Monsanto's board of directors. Although the summary does not purport to be a complete description of the analyses performed or factors considered by Goldman Sachs, it summarizes the material analyses performed and factors considered by Goldman Sachs in providing its opinion to the Monsanto board of directors.

     (a) HISTORICAL STOCK TRADING ANALYSIS. Goldman Sachs reviewed the historical trading prices and volumes for Monsanto common stock and Pharmacia & Upjohn common stock for the period from December 20, 1996 to December 17, 1999. Goldman Sachs observed that the low, high and average closing prices of shares of Monsanto common stock for the three-year period ended December 17, 1999 were $33.63, $62.63 and $45.19, respectively. Goldman Sachs observed that the low, high and average closing prices of shares of Monsanto common stock for the one-year period ended December 17, 1999 were $33.63, $50.69 and $42.84, respectively. Goldman Sachs observed that the low, high and average closing prices of shares of Monsanto common stock for the six-month period ended December 17, 1999 were $33.63, $47.19 and $40.39, respectively. Monsanto common stock closed at $41.75 per share on December 17, 1999. Goldman Sachs observed that the low, high and average closing prices of shares of Pharmacia & Upjohn common stock for the three-year period ended December 17, 1999 were $28.63, $65.75 and $45.17, respectively. Goldman Sachs observed that the low, high and average closing prices of shares of Pharmacia & Upjohn common stock for the one-year period ended December 17, 1999 were $47.50, $65.75 and $54.99, respectively. Goldman Sachs observed that the low, high and average closing prices of shares of Pharmacia & Upjohn common stock for the six-month period ended December 17, 1999 were $47.50, $60.56 and $53.63, respectively. Pharmacia & Upjohn common stock closed at $50.25 per share on December 17, 1999. Goldman Sachs also described, for the time period of approximately the past one year, three years and five years, the comparative stock performance of the common stock of (i) Monsanto; (ii) Pharmacia & Upjohn;
(iii) a composite of life sciences companies consisting of the following companies: Hoechst AG; Rhone-Poulenc S.A.; AstraZeneca PLC; Novartis AG; E.I. du Pont de Nemours and Company; The Dow Chemical Company and Bayer AG and (iv) a composite of pharmaceutical companies consisting of the following companies:
Pfizer Inc.; Bristol-Myers Squibb Company; Roche Holding AG; Warner-Lambert Company; Schering-Plough Corporation; American Home Products Corporation; SmithKline Beecham plc; Glaxo Wellcome plc; Eli Lilly and Company and Merck & Co., Inc.

     Goldman Sachs observed that over a one-year period ended December 17, 1999, a three-year period ended December 17, 1999 and a five-year period ended November 30, 1999, the closing market prices for each specified company or group appreciated as set forth below:

                                       1 YEAR          3 YEAR          5 YEAR
                                       TOTAL           TOTAL           TOTAL
                                    APPRECIATION    APPRECIATION    APPRECIATION
                                    ------------    ------------    ------------
Monsanto..........................     (0.01)%           8.5%          193.0%
Pharmacia & Upjohn................      (6.6)%          35.5%           52.4%
Life Sciences.....................      (7.8)%         115.6%          362.8%
Pharmaceuticals...................      16.0 %          17.6%          107.7%

     Goldman Sachs also reviewed historical ratios for the exchange of Monsanto common stock for Pharmacia & Upjohn common stock, for the period from December 20, 1996 to December 17, 1999. These ratios were based on the daily closing prices of the Monsanto common stock and the Pharmacia & Upjohn common stock during such period. This analysis indicated the following historical exchange ratios, as compared to the exchange ratio of 1.19 shares of Monsanto common stock for each share of Pharmacia & Upjohn common stock as set forth in the merger agreement:

                                                             HISTORICAL
PERIOD                                                     EXCHANGE RATIOS
------                                                     ---------------
Last Month...............................................       1.26
Last Three Months........................................       1.33
Last Six Months..........................................       1.33
Last Twelve Months.......................................       1.29

     (b) SELECTED COMPANIES ANALYSIS. Goldman Sachs reviewed market valuation information for 18 publicly traded companies:

LIFE SCIENCES                            PHARMACEUTICALS
- Hoechst AG                             - Pfizer Inc.
- Rhone-Poulenc S.A.                     - Bristol-Myers Squibb Company
- AstraZeneca PLC                        - Roche Holding AG
- Novartis AG                            - Warner-Lambert Company
- E.I. du Pont de Nemours and Company    - Schering-Plough Corporation
- The Dow Chemical Company               - American Home Products Corporation
- Bayer AG                               - SmithKline Beecham plc
                                         - Glaxo Wellcome plc
                                         - Eli Lilly and Company
                                         - Pharmacia & Upjohn
                                         - Merck & Co., Inc.

     These 18 comparison companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to Monsanto and/or Pharmacia & Upjohn. Generally, the companies listed as life sciences companies are those companies that apply common forms of science and technology to agriculture, nutrition and health, while the companies listed as pharmaceutical companies are those companies that focus on research and development relating to, and the manufacture and sale of, pharmaceutical and healthcare products. Goldman Sachs calculated and compared the price-to-earnings per share multiples of Monsanto, Pharmacia & Upjohn and the comparison companies for the calendar years 1999, 2000, and 2001. The multiples of Monsanto were calculated using the per share price of Monsanto common stock as of December 17, 1999 ($41.75). The multiples of Pharmacia & Upjohn were calculated using the per share price of Pharmacia & Upjohn common stock as of December 17, 1999 ($50.25). The multiples and ratios for Monsanto, Pharmacia & Upjohn and each of the comparison companies were based on the most recent publicly available information. (In the case of the Monsanto cash-adjusted price-to-earnings per share multiple, certain Monsanto management estimates were used.) The estimates of 1999, 2000 and 2001 earnings per share were based on the latest median estimates provided by I/B/E/S International Inc., a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on publicly-traded companies.

     The following table lists the low, median and high price-to-earnings per share multiples for the comparison companies, as compared to the price-to-earnings per share multiples for Monsanto and Pharmacia & Upjohn. Price-to-earnings per share multiples are presented based on 1999, 2000 and 2001 earnings estimates.

         PRICE-TO-EARNINGS PER SHARE MULTIPLES OF COMPARISON COMPANIES

                                                          1999E    2000E    2001E
                                                          -----    -----    -----
LIFE SCIENCES
Low.....................................................  20.6x    19.4x    16.3x
  Median................................................  24.9x    23.0x    20.5x
  High..................................................  31.2x    27.0x    24.6x
PHARMACEUTICALS
  Low...................................................  25.3x    22.7x    20.0x
  Median................................................  30.3x    26.8x    23.4x
  High..................................................  42.6x    35.5x    30.3x
OVERALL LIFE SCIENCES AND PHARMACEUTICALS MEDIAN........  28.7x    25.1x    22.1x

    PRICE-TO-EARNINGS PER SHARE MULTIPLES OF MONSANTO AND PHARMACIA & UPJOHN

                                                          1999E    2000E    2001E
                                                          -----    -----    -----
MONSANTO................................................  43.0x    33.4x    27.8x
MONSANTO (CASH-ADJUSTED)................................  28.2x    22.5x    19.8x
PHARMACIA & UPJOHN......................................  27.9x    24.8x    21.6x

     Goldman Sachs also considered the five-year earnings per share growth rate estimates provided by I/B/E/S International Inc. for the comparison companies. The following table lists the low, median and high five-year earnings per share growth rate estimates for the comparison companies as compared to the growth rates for Monsanto and Pharmacia & Upjohn.

       FIVE-YEAR EARNINGS PER SHARE GROWTH RATES FOR COMPARISON COMPANIES

LIFE SCIENCES
Low.........................................................    5%
  Median....................................................   10%
  High......................................................   17%
PHARMACEUTICALS
  Low.......................................................    9%
  Median....................................................   13%
  High......................................................   19%
MONSANTO....................................................   20%
PHARMACIA & UPJOHN..........................................   13%

     (c) PRO FORMA MERGER ANALYSIS. Goldman Sachs performed a pro forma analysis of the financial impact of the merger on Monsanto (excluding the impact of restructuring charges, if any). Using earnings estimates for Monsanto and Pharmacia & Upjohn supplied to Goldman Sachs by Monsanto management, Goldman Sachs compared the earnings per share of Monsanto common stock, on a stand-alone basis, with the earnings per share of the common stock of the combined company on a pro forma basis. In its pro forma analysis, Goldman Sachs considered the effect of both the closing and the failure to close of Monsanto's acquisition of the Delta and Pine Land Company. On December 20, 1999, Monsanto withdrew its Hart-Scott-Rodino filing relating to the proposed acquisition of Delta and Pine Land Company. The analyses described below assume that Monsanto will not acquire Delta and Pine Land Company. In its pro forma analysis, Goldman Sachs also considered the effect of both a pooling and a purchase accounting treatment of the transaction contemplated by the merger agreement. Based on Monsanto and Pharmacia & Upjohn management estimates of the cost savings and operating synergies to be realized from the merger ($600 million phased in over three years), based on a Monsanto pro forma ownership of 50.8% of the combined company and based on an assumption that the transaction contemplated by the merger agreement receives pooling accounting treatment, Goldman Sachs observed that the merger would be significantly accretive to earnings in 2000, 2001 and 2002.

     (d) CONTRIBUTION ANALYSIS. Goldman Sachs reviewed certain historical and estimated future operating and financial information for Monsanto and Pharmacia & Upjohn supplied to Goldman Sachs by Monsanto management and, based on an implied ownership by the Monsanto stockholders of 50.8% of the equity of the combined company, the relative contribution of Monsanto and Pharmacia & Upjohn to the combined company. The information that Goldman Sachs reviewed included:

     - sales;

     - operating income;

     - net income;

     - cash adjusted net income;

     - equity market value; and

     - enterprise value.

                CONTRIBUTION OF MONSANTO TO THE COMBINED COMPANY

                                                              MONSANTO
                                                              --------
Equity Market Value.........................................    50.6%
Enterprise Value............................................    54.2%

                                                   OPERATING                CASH ADJUSTED
YEAR                                       SALES    INCOME     NET INCOME    NET INCOME
----                                       -----   ---------   ----------   -------------
1999E....................................  56.9%     49.1%        25.5%         37.6%
2000E....................................  58.1%     56.2%        44.6%         49.7%
2001E....................................  58.9%     57.5%        46.7%         50.1%
2002E....................................  58.7%     53.6%        48.4%         51.0%

     (e) DISCOUNTED CASH FLOW ANALYSIS. Goldman Sachs performed a discounted cash flow analysis under the following scenario using the projections supplied to Goldman Sachs by Monsanto management for Monsanto and Pharmacia & Upjohn. A discounted cash flow analysis is an analysis of the present value of projected cash flows and terminal value using discount rates and earnings before interest, taxes and depreciation (EBITDA) multiples for the year that is used as the terminal reference point. Goldman Sachs calculated the terminal values of Monsanto in the year 2004 based on a range of 12.0 x EBITDA to 16.0 x EBITDA, and such terminal values were then discounted to present value using discount rates of 8.0%, 10.0% and 12.0%. Goldman Sachs calculated the terminal values of Pharmacia & Upjohn in the year 2004 based on a range of 14.0 x EBITDA to 18.0 x EBITDA, and such terminal values were then discounted to present value using discount rates of 8.0%, 10.0% and 12.0%. The terminal value is the value of cash flow that can reasonably be expected to extend beyond the horizon of projections. This analysis showed a value per Monsanto common share as follows:

TRAILING EBITDA                               8% DISCOUNT   10% DISCOUNT   12% DISCOUNT
TERMINAL VALUE MULTIPLE                          RATE           RATE           RATE
-----------------------                       -----------   ------------   ------------
12.0x.......................................    $42.93         $38.43         $34.39
14.0x.......................................    $51.02         $45.81         $41.14
16.0x.......................................    $59.12         $53.20         $47.89

     This analysis showed a value per Pharmacia & Upjohn common share as follows:

TRAILING EBITDA                               8% DISCOUNT   10% DISCOUNT   12% DISCOUNT
TERMINAL VALUE MULTIPLE                          RATE           RATE           RATE
-----------------------                       -----------   ------------   ------------
14.0x.......................................    $62.13         $56.70         $51.81
16.0x.......................................    $70.14         $64.00         $58.49
18.0x.......................................    $78.15         $71.30         $65.16

     (f) COMPARISON OF SELECTED PHARMACEUTICAL TRANSACTIONS. Goldman Sachs reviewed and considered publicly available information that it deemed relevant relating to selected transactions involving pharmaceutical companies. These transactions were selected because the companies involved possessed general business, operating and financial characteristics representative of companies in the pharmaceutical industry in which Monsanto and Pharmacia & Upjohn operate.

     (g) PRESENT VALUE OF THEORETICAL FUTURE SHARE PRICE. Using estimates of Monsanto and Pharmacia & Upjohn supplied by Monsanto to Goldman Sachs, Goldman Sachs performed an analysis of the present value of the potential future prices per share of Monsanto on a stand-alone basis and on a combined basis with Pharmacia & Upjohn over the period 2000-2003. Goldman Sachs calculated the present value of Monsanto common stock based on 2000-2004 estimated cash earnings per share (assuming its current dividend amount) by applying forward price-to-cash earnings per share multiples of 23.8 x, 25.8 x and 27.8 x and a 12% discount rate. This analysis indicated the following ranges of present values per share of Monsanto common stock on a stand-alone basis:

                                                                      RANGES OF
                                                                    PRESENT VALUE
                                                                    TO MONSANTO ON
                                                                    A STAND-ALONE
                                                                     BASIS AT 12%
                                                                    DISCOUNT RATE
                                                                    --------------
Forward Cash P/E          23.8 x..................................  $41.75-$46.74
                          25.8 x..................................  $45.25-$50.62
                          27.8 x..................................  $48.75-$54.50

Assuming an implied ownership by the Monsanto stockholders of 50.8% of the equity of the combined company and assuming aggregate dividends equal to the combined current dividends of Monsanto and Pharmacia & Upjohn, Goldman Sachs calculated the present value of Monsanto common stock based on 2000-2004 estimated cash earnings per share by applying weighted average forward price-to-cash earnings per share multiples of 23.0 x, 25.0 x and 27.0 x and a 12% discount rate. This analysis indicated the following ranges of present values per share of Monsanto common stock on a combined basis, after giving effect to the estimated cost savings and operating synergies expected to be realized from the merger:

                                                                      RANGES OF
                                                                    PRESENT VALUE
                                                                    TO MONSANTO ON
                                                                      A COMBINED
                                                                    COMPANY BASIS
                                                                        AT 12%
                                                                    DISCOUNT RATE
                                                                    --------------
Weighted-Average Forward Cash P/E  23.0 x.........................  $42.99-$50.77
                                   25.0 x.........................  $46.73-$55.01
                                   27.0 x.........................  $50.46-$59.24

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its opinion, Goldman Sachs considered the results of all of its analyses as a whole. No company or transaction (other than the merger) used in the analyses referred to above is identical to Monsanto or Pharmacia & Upjohn or the merger. In performing its analysis, Goldman Sachs made numerous assumptions with respect to industry performance and general business and economic conditions, many of which are beyond the control of Monsanto and Pharmacia & Upjohn.

     Goldman Sachs prepared each of the analyses described above solely for the purposes of providing its opinion to the Monsanto board. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses are inherently subject to uncertainty because they are based upon numerous factors or events beyond the control of Monsanto or Pharmacia & Upjohn or their advisors.

     As described above, Goldman Sachs' opinion to the Monsanto board was one of many factors the Monsanto board considered in making its determination to approve the merger agreement and the merger.

     As part of Goldman Sachs' investment banking business, Goldman Sachs is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Monsanto having acted as its financial advisor from time to time, including having acted as: (i) co-lead managing underwriter in connection with the issuance of 22,500,000 shares of Monsanto common stock and $700 million principal amount of 6.5% Adjustable Conversion-Rate Equity Security Units in November 1998; (ii) financial advisor in connection with the purchase by Monsanto in December 1998 of all the outstanding shares of capital stock of Dekalb Genetics Corporation not then owned by Monsanto; and (iii) co-lead managing underwriter in connection with the issuance of various notes and bonds of varying maturities and interest rates in December 1998. Goldman Sachs also has acted as Monsanto's financial advisor in connection with, and has participated in some of the negotiations leading to, the merger agreement. Goldman Sachs has also provided certain investment banking services to Pharmacia & Upjohn from time to time, including having acted as its financial advisor in connection with its acquisition of SUGEN, Inc. in August 1999 and as its agent on its stock repurchase program instituted in August, 1999. Goldman Sachs may provide investment banking services to Pharmacia & Upjohn and its affiliates in the future. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Monsanto, Pharmacia & Upjohn and their respective affiliates for its own account and for the accounts of customers.

     Pursuant to the terms of its engagement letter with Goldman Sachs, Monsanto has agreed to pay customary fees, portions of which are payable upon announcement of the merger agreement, approval by Monsanto stockholders and consummation of the merger. Monsanto has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs and related persons against various liabilities in connection with its engagement, including some liabilities under the federal securities laws.

OPINION OF MORGAN STANLEY TO MONSANTO

     In October 1999, Monsanto formally retained Morgan Stanley to act as its financial advisor in connection with the potential combination with Pharmacia & Upjohn. At the December 19, 1999 meeting of Monsanto's board of directors, Morgan Stanley rendered to Monsanto's board of directors an oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various considerations set forth in its opinion, the exchange ratio of 1.19 shares of Monsanto common stock for each share of Pharmacia & Upjohn common stock to be received pursuant to the merger agreement was fair from a financial point of view to Monsanto.

     THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY DATED DECEMBER 19, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION, IS ATTACHED TO THIS DOCUMENT AS ANNEX E AND IS INCORPORATED HEREIN BY REFERENCE. MONSANTO STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO TO MONSANTO FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION. MORGAN STANLEY'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY MONSANTO STOCKHOLDER AS TO

HOW TO VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with rendering its opinion, Morgan Stanley, among other things:

     - reviewed certain publicly available financial statements and other information of Monsanto and Pharmacia & Upjohn;

     - reviewed certain internal financial statements and other financial and operating data concerning Monsanto prepared by the management of Monsanto;

     - reviewed certain internal financial statements and other financial and operating data concerning Pharmacia & Upjohn prepared by Pharmacia & Upjohn management and discussed the financial condition and the prospects of Pharmacia & Upjohn with the management of Pharmacia & Upjohn;

     - discussed the past and current operations and financial condition and the prospects of Monsanto with Monsanto management;

     - reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of Monsanto and Pharmacia & Upjohn;

     - reviewed the reported prices and trading activity for Monsanto common stock and Pharmacia & Upjohn common stock;

     - compared the financial performance of Monsanto and Pharmacia & Upjohn and the prices and trading activity of Monsanto common stock and Pharmacia & Upjohn common stock with that of certain other comparable publicly-traded companies and their securities;

     - reviewed estimated cost synergies provided by Monsanto management;

     - reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

     - participated in certain discussions among representatives of Monsanto and Pharmacia & Upjohn and certain other parties and their financial and legal advisors;

     - reviewed the draft of the merger agreement dated December 19, 1999 and related documents; and

     - performed such other analyses as Morgan Stanley deemed appropriate.

     Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Monsanto. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement including, among other things, that the merger shall qualify as a reorganization within the meaning of Section 386(a) of the Internal Revenue Code of 1986 as amended. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Monsanto, nor had it been furnished with any such appraisals. Morgan Stanley's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

     The following is a brief description of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter. These summaries of financial analyses include information presented in tabular format. In order to understand the financial analysis used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     COMPARABLE COMPANY ANALYSIS. Morgan Stanley performed an analysis examining Monsanto's common stock price trading performance relative to Pharmacia & Upjohn and the following group of U.S. pharmaceutical companies (the "U.S. Pharmaceuticals").

     - Merck & Co. Inc.

     - Pfizer Inc.

     - Bristol-Myers Squibb Co.

     - Johnson & Johnson

     - Eli Lilly & Company

     - Abbott Laboratories

     - Schering-Plough Corp.

     - Warner-Lambert Co.

     - American Home Products Co.

     - Amgen Inc.

     Morgan Stanley compared certain publicly available financial and operating data, projections of future financial performance and market statistics (based upon closing stock prices on December 17, 1999) of Monsanto, Pharmacia & Upjohn and the U.S. Pharmaceuticals. Morgan Stanley calculated the trading multiples of Monsanto, Pharmacia & Upjohn and the U.S. Pharmaceuticals based on 1999 and 2000 earnings per share estimates and five-year earnings growth rate estimates by Institutional Brokers Estimate System ("I/B/E/S") and the closing stock price of each company as of December 17, 1999.

                                                      PHARMACIA &    MEDIAN OF U.S.
AS OF DECEMBER 17, 1999                   MONSANTO      UPJOHN       PHARMACEUTICALS
-----------------------                   --------    -----------    ---------------
1999 P/E................................   43.0x         27.9x            30.3x
2000 P/E................................    33.4          24.8             26.4
2000 P/E/Growth.........................     1.7           1.9              1.9

     Morgan Stanley performed an analysis of the common stock price trading valuation of the following group of U.S. Life Science Companies (the "U.S. Life Sciences") and European Life Science Companies (the "European Life Sciences").

U.S. LIFE SCIENCE COMPANIES
- E I Du Pont De Nemours & Co.                      - Dow Chemical Co./Union Carbide Corp
EUROPEAN LIFE SCIENCE COMPANIES
- Bayer AG                                          - AstraZeneca
- Schering AG                                       - BASF AG

     Morgan Stanley compared certain publicly available financial and operating data, projections of future financial performance and market statistics (based upon closing stock prices on December 17, 1999) on the U.S. Life Sciences and the European Life Sciences. Morgan Stanley calculated the trading multiples of the U.S. Life Sciences and the European Life Sciences based on publicly available 1999 and 2000 EBITDA research estimates and the aggregate value (defined as market capitalization as of December 17, 1999 plus net debt as of September 30, 1999) of each company.

                                                       MEDIAN OF
                                                       EUROPEAN       MEDIAN OF U.S.
AS OF DECEMBER 17, 1999                              LIFE SCIENCES    LIFE SCIENCES
-----------------------                              -------------    --------------
Aggregate Value/1999E EBITDA.......................      9.1x             11.7x
Aggregate Value/2000E EBITDA.......................       8.6               9.8

     No company used in the stock price performance comparison or comparable company analysis is identical to Monsanto or Pharmacia & Upjohn. In evaluating the stock price performance comparison and the selected comparable company analysis, Morgan Stanley made judgments and assumptions with regard to industry performance, business, economic, market and financial conditions and other matters, many of which are beyond the control of Monsanto and Pharmacia & Upjohn, such as the impact of competition on Monsanto or Pharmacia & Upjohn and the industry, industry growth and the absence of material adverse change in the financial condition and prospects of Monsanto or Pharmacia & Upjohn or the industry or in the financial market.

     COMPARATIVE STOCK PRICE PERFORMANCE. As part of its analysis, Morgan Stanley reviewed the stock price performance of Monsanto common stock and Pharmacia & Upjohn common stock and compared this performance with the S&P 500 Index as well as the U.S. Pharmaceuticals.

     Morgan Stanley observed that over the two-year period from December 17, 1997 to December 17, 1999, the closing market prices for each specified company or group appreciated as set forth below:

                                                              % TOTAL APPRECIATION
                                                              --------------------
Monsanto....................................................          (2.9)%
Pharmacia & Upjohn..........................................          40.3%
U.S. Pharmaceuticals (equity market capitalization-weighted
  index)....................................................          34.8%
S&P 500 Index (equity market capitalization-weighted
  index)....................................................          47.2%

     Morgan Stanley observed that from November 2, 1999 to December 17, 1999, the closing market prices for each specified company or group appreciated as set forth below:

                                                              % TOTAL APPRECIATION
                                                              --------------------
Monsanto....................................................          10.2%
Pharmacia & Upjohn..........................................          (7.3)%
U.S. Pharmaceuticals (equity market capitalization-weighted
  index)....................................................          (9.2)%
S&P 500 Index (equity market capitalization-weighted
  index)....................................................           5.4%

     HISTORICAL PUBLIC MARKET TRADING VALUE. Morgan Stanley reviewed the closing prices and trading volumes of Monsanto common stock from December 17, 1997 to December 17, 1999. Morgan Stanley observed that the low and high closing prices of shares of Monsanto common stock for the 2 year period ended December 17, 1999 were $33.63 and $62.63, respectively. Morgan Stanley observed that the low and high closing prices of shares of Monsanto common stock for the 1 year period ended December 17, 1999 were $33.63 and $50.69, respectively. Morgan Stanley observed that the low and high closing prices of shares of Monsanto common stock for the 6 month period ended December 17, 1999 were $33.63 and $47.19, respectively. Monsanto common stock closed at $41.75 per share on December 17, 1999. Morgan Stanley also observed that the low and high closing prices of shares of Pharmacia & Upjohn common stock for the 2 year period ended December 17, 1999 were $34.75 and $65.75, respectively. Morgan Stanley also observed that the low and high closing prices of shares of Pharmacia & Upjohn common stock for the 1 year period ended December 17, 1999 were $47.50 and $65.75, respectively. Morgan Stanley observed that the low and high closing prices of shares of Pharmacia & Upjohn common stock for the 6 month period ended December 17, 1999 were $47.50 and $60.56, respectively.

     RELATIVE CONTRIBUTION ANALYSIS. Morgan Stanley compared the pro forma contribution with respect to several financial measures of each of Monsanto and Pharmacia & Upjohn, based on Morgan Stanley published research estimates, to the resultant combined company assuming completion of the merger. Morgan Stanley then compared these statistics to the pro forma ownership by Monsanto stockholders of the common stock of the combined company, implied by the exchange ratio, of approximately 50.8%. The results in terms of equity market value as of December 17, 1999, aggregate value (defined as equity market value plus net debt as of September 30, 1999), sales, EBIT and net income are set forth below:

CONTRIBUTION                                                          PHARMACIA &
PERCENTAGE                                                MONSANTO      UPJOHN
------------                                              --------    -----------
Equity Market Value.....................................    50.6%        49.4%
Aggregate Value.........................................    55.8         44.2

                              FY 1998                  FY 1999E                 FY 2000E
                       ----------------------   ----------------------   ----------------------
CONTRIBUTION                      PHARMACIA &              PHARMACIA &              PHARMACIA &
PERCENTAGE             MONSANTO     UPJOHN      MONSANTO     UPJOHN      MONSANTO     UPJOHN
------------           --------   -----------   --------   -----------   --------   -----------
Sales................    52.9%       47.1%        56.4%       43.6%        57.6%       42.4%
EBIT.................    40.2        59.8         50.3        49.7         52.8        47.2
Net Income...........    21.4        78.6         34.8        65.2         43.1        56.9

     DISCOUNTED CASH FLOW ANALYSIS. Morgan Stanley performed a discounted cash flow analysis of Monsanto. A discounted cash flow analysis involves an analysis of the present value of projected cash flows and a terminal value using discount rates and terminal year multiples. Morgan Stanley analyzed Monsanto's business based on certain publicly available research analysts' estimates for the period beginning January 1, 2000 and ending December 31, 2004, which Monsanto management viewed as being representative of their internal forecasts. For purposes of this analysis, Morgan Stanley did not take into account any potential merger-related cost savings. Morgan Stanley estimated the Monsanto pharmaceutical business discounted cash flow value by utilizing discount rates ranging from 11.0% to 13.0% and terminal forward net income multiples ranging from 26.0x to 32.0x. Morgan Stanley estimated the Monsanto agriculture business discounted cash flow value by utilizing discount rates ranging from 10.5% to 11.5% and terminal EBITDA multiples ranging from 9.0x to 11.0x. This analysis yielded a range of per share values for Monsanto common stock of approximately $41.00 to $53.00.

     Morgan Stanley also performed a discounted cash flow analysis of Pharmacia & Upjohn's business. Morgan Stanley analyzed Pharmacia & Upjohn's business based on certain publicly available research analysts estimates for the period beginning January 1, 2000 and ending December 31, 2004, which Pharmacia & Upjohn management viewed as being representative of their internal forecasts. For purposes of this analysis, Morgan Stanley did not take into account any potential merger related cost savings. Morgan Stanley estimated the Pharmacia & Upjohn common stock discounted cash flow value by utilizing discount rates ranging from 11.0% to 13.0% and terminal forward net income multiples ranging from 22.0x to 24.0x. This analysis yielded a range of per share values for Pharmacia & Upjohn common stock of approximately $53.00 to $72.00.

     HISTORICAL EXCHANGE RATIO ANALYSIS. Morgan Stanley compared the exchange ratio of 1.19 pursuant to the merger agreement to the ratio of the closing market prices of Monsanto common stock and Pharmacia & Upjohn common stock on December 17, 1999. Morgan Stanley also compared this ratio to selected average historical ratios of the closing market prices of Pharmacia & Upjohn common stock to Monsanto common stock over various periods ending December 17, 1999. Morgan Stanley then calculated Monsanto's pro forma ownership represented by these exchange ratios. The results of this analysis are set forth below:

PERIOD ENDED                                      AVERAGE MARKET    IMPLIED MONSANTO
DECEMBER 17, 1999                                  PRICE RATIO          OWNERSHIP
-----------------                                 --------------    -----------------
Prior 24 Months.................................      1.0989              52.85%
Prior 12 Months.................................      1.2899              48.84%
Prior 6 Months..................................      1.3313              48.05%
Prior 3 Months..................................      1.3321              48.04%
Prior 1 Month...................................      1.2572              49.48%
December 17, 1999...............................      1.2036              50.57%

     COMPARABLE TRANSACTION ANALYSIS. Morgan Stanley reviewed the terms of certain transactions, including corporate governance provisions, which it deemed to be comparable to the proposed transaction and compared these terms to the terms proposed in the merger agreement. Based on this review, Morgan Stanley concluded that the terms of the proposed transaction were generally consistent with the terms of the comparable transactions reviewed, including corporate governance provisions.

     MONSANTO PRO FORMA MERGER ANALYSIS. Morgan Stanley analyzed the pro forma impact of the combination on the projected earnings per share of the combined company, both before and after any potential merger related cost savings, and compared such analysis with the earnings per share estimates for Monsanto for the calendar years 2000, 2001 and 2002. For the purposes of this analysis, Morgan Stanley utilized earnings per share estimates as reported by I/B/E/S as of December 17, 1999. Based on this analysis, Morgan Stanley observed that, assuming the merger was treated as a pooling of interests transaction for accounting purposes, the merger would be accretive in all three calendar years to earnings before taking into account any potential merger-related cost synergies and excluding the effect of special restructuring charges. Morgan Stanley observed that after taking into account $600 million in synergies phased in over three years, the merger would be significantly accretive to earnings in all three calendar years, excluding the effect of special restructuring charges.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it.

     Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuation resulting from any particular analysis described should not be taken to be Morgan Stanley's view of the actual value of Monsanto or Pharmacia & Upjohn. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Monsanto and Pharmacia & Upjohn. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley's analyses of the fairness of the exchange ratio from a financial point of view to Monsanto and were conducted in connection with the delivery of Morgan Stanley's opinion to Monsanto's board of directors. The analyses do not purport to be appraisals or to reflect the prices at which the shares of common stock of the combined company might actually trade. The terms of the Merger were determined through arm's-length negotiations between Monsanto and Pharmacia & Upjohn and were approved by Monsanto's board of directors.

     In addition, as described above, Morgan Stanley's opinion and presentation to the Monsanto board of directors was one of the many factors taken into consideration by Monsanto's board of directors in making its determination to adopt the merger agreement. Consequently, the Morgan Stanley analyses summarized above should not be viewed as determinative of the opinion of Monsanto's board of directors with respect to the value of Monsanto or of whether Monsanto's board of directors would have been willing to agree to a different consideration.

     The Monsanto board of directors retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Morgan Stanley is a full-service securities firm engaged in securities trading, brokerage and financing activities. Morgan Stanley makes a market in Monsanto shares of common stock. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of Monsanto or Pharmacia & Upjohn. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Monsanto and Pharmacia & Upjohn and have received customary fees for the rendering of these services.

     Pursuant to the Morgan Stanley engagement letter, Monsanto agreed to pay a customary transaction fee, portions of which are payable upon announcement of the merger agreement, approval by Monsanto stockholders and consummation of the merger. Monsanto has also agreed to reimburse Morgan Stanley for reasonable expenses as incurred. In addition, Monsanto has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Morgan Stanley's engagement.

OPINIONS OF FINANCIAL ADVISORS TO PHARMACIA & UPJOHN

PHARMACIA & UPJOHN                                            LOCATION OF
FINANCIAL ADVISOR                                          THEIR FULL OPINION
------------------                                         ------------------
Bear Stearns                                                  Annex F
J.P. Morgan                                                   Annex G

     Pharmacia & Upjohn engaged Bear Stearns and J.P. Morgan as its financial advisors in connection with the merger based on their experience and expertise. Bear Stearns and J.P. Morgan are internationally recognized investment banking firms that have substantial experience in transactions similar to the merger.

OPINION OF BEAR STEARNS TO PHARMACIA & UPJOHN

     Under a letter agreement dated as of December 18, 1999, Pharmacia & Upjohn engaged Bear Stearns as its financial advisor in connection with a possible combination with Monsanto. Pharmacia & Upjohn engaged Bear Stearns as its financial advisor based on Bear Stearns' experience and expertise in transactions similar to the merger. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     At the December 18, 1999 meeting of the Pharmacia & Upjohn board of directors, Bear Stearns delivered its oral opinion, which was subsequently confirmed in a written opinion dated December 19, 1999, to the effect that, as of the date thereof and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio of 1.19 shares of Monsanto common stock for each share of Pharmacia & Upjohn common stock was fair, from a financial point of view, to the stockholders of Pharmacia & Upjohn.

     We have attached as Annex F to this document the full text of Bear Stearns' written opinion and urge you to read the opinion in its entirety. The opinion sets forth the assumptions made, some of the matters considered and qualifications and limitations on the review undertaken by Bear Stearns and is incorporated herein by reference. The summary of Bear Stearns' opinion set forth below is qualified in its entirety by reference to the full text of such opinion. In reading the discussion of the fairness opinion set forth below, Pharmacia & Upjohn stockholders should be aware that Bear Stearns' opinion:

     - was provided to the Pharmacia & Upjohn board of directors for its benefit and use;

     - did not constitute a recommendation to the board of directors of Pharmacia & Upjohn in connection with the merger;

     - does not constitute a recommendation to any Pharmacia & Upjohn stockholder as to how to vote in connection with the merger;

     - did not address Pharmacia & Upjohn's underlying business decision to pursue the merger; and

     - did not express any opinion as to the price or range of prices at which the shares of common stock of Pharmacia & Upjohn and Monsanto would trade subsequent to the announcement of the merger or as to the price or range of prices at which the shares of common stock of Monsanto may trade subsequent to the consummation of the merger.

     Although Bear Stearns evaluated the fairness, from a financial point of view, of the exchange ratio to the stockholders of Pharmacia & Upjohn, the exchange ratio itself was determined by Pharmacia & Upjohn and Monsanto through arms-length negotiations. Bear Stearns provided advice to Pharmacia & Upjohn during the course of such negotiations. Pharmacia & Upjohn did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

     In arriving at its opinion, Bear Stearns, among other things:

     - reviewed the merger agreement;

     - reviewed the stock option agreements;

     - reviewed each of Pharmacia & Upjohn's and Monsanto's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996 through 1998, and their respective Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - reviewed certain operating and financial information provided to Bear Stearns by the senior management of Pharmacia & Upjohn relating to Pharmacia & Upjohn's business and prospects, as well as projections for Pharmacia & Upjohn for the fiscal years ending December 31, 1999 through 2003 prepared by analysts, which projections senior management of Pharmacia & Upjohn informed Bear Stearns are reasonable and reflect Pharmacia & Upjohn's best currently available estimates and judgments (the "Pharmacia & Upjohn Projections"), as well as certain other forward-looking information with regard to Pharmacia & Upjohn;

     - reviewed certain operating and financial information provided to Bear Stearns by the senior managements of Pharmacia & Upjohn and Monsanto relating to Monsanto's business and prospects, including financial projections of Monsanto for the fiscal years ending December 31, 1999 through 2004 (the "Monsanto Projections") (the Pharmacia & Upjohn Projections and the Monsanto Projections are collectively referred to herein as the "Projections"), as well as certain other forward-looking information with regard to Monsanto;

     - reviewed certain estimates of cost savings and other combination benefits (collectively, the "Projected Benefits") expected to result from the merger, jointly prepared and provided to us by the senior managements of Pharmacia & Upjohn and Monsanto;

     - met with certain members of the senior managements of Pharmacia & Upjohn and Monsanto and Monsanto's advisors to discuss (i) the current landscape and competitive dynamics related to the markets in which Pharmacia & Upjohn and Monsanto operate, (ii) each company's operations, historical financial statements, prospects and financial condition, (iii) each company's views of the strategic, business, operational and financial rationale for, and expected strategic benefits and other implications of, the merger, (iv) the Pharmacia & Upjohn Projections, the Monsanto Projections and the Projected Benefits and (v) certain other assumptions and judgments underlying certain estimates which we deemed relevant to our analyses;

     - reviewed the historical prices, trading multiples and trading volumes of Pharmacia & Upjohn's common stock and Monsanto's common stock;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Pharmacia & Upjohn and Monsanto or otherwise relevant to its analyses;

     - reviewed the terms, to the extent publicly available, of recent merger and acquisition transactions which Bear Stearns deemed generally comparable to the merger or otherwise relevant to its analyses; and

     - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     In preparing its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the Projections and the Projected Benefits, provided to Bear Stearns. With respect to the Projections and the Projected Benefits, Bear Stearns assumed they are reasonable and reflect the best currently available estimates and judgments of the senior managements of Pharmacia & Upjohn and Monsanto as to the expected future performance of Pharmacia & Upjohn and Monsanto, respectively. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the Projections and Projected Benefits provided to it. Finally, Bear Stearns assumed that there are no facts that would make the information, Projections and Projected Benefits provided to it incomplete or misleading.

     In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities of Pharmacia & Upjohn and Monsanto, nor was it furnished with any such appraisals. In rendering its opinion, Bear Stearns analyzed the merger as a strategic business combination not involving a sale of control of either Pharmacia & Upjohn or Monsanto, and Bear Stearns did not solicit, nor was it asked to solicit, third party acquisition interest in Pharmacia & Upjohn. Bear Stearns assumed that the merger will (i) qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (ii) be consummated without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material adverse effect on the combined company after the merger. Bear Stearns' opinion was necessarily based on economic, market and other conditions, and the information made available to Bear Stearns as of the date of the opinion. Bear Stearns understands that the merger is expected to be treated as a pooling-of-interests for accounting purposes but that such treatment is not a condition to consummation of the merger.

     The following is a brief summary of the material valuation, financial and comparative analyses considered by Bear Stearns in connection with the rendering of its opinion.

     In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns, Pharmacia & Upjohn and Monsanto. Any estimates contained in the analyses performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Bear Stearns' opinion was among several factors taken into consideration by the Pharmacia & Upjohn board of directors in making its determination to approve the merger and the merger agreement.

     Relative Contribution Analysis. Bear Stearns calculated the relative contribution by each of Pharmacia & Upjohn and Monsanto to the combined company with respect to equity market capitalization and various income statement categories of the pro forma combined company, including 1999 estimated, 2000 estimated and 2001 estimated net income and cash net income (which is calculated by adding goodwill amortization to net income). Bear Stearns did so in order to compare Pharmacia & Upjohn's relative contribution to the combined company on these measurements to Pharmacia & Upjohn's pro forma ownership of the combined company taking into account each company's outstanding options and warrants on common stock treated under the treasury stock method and other convertible securities into common stock. Bear Stearns analyzed Pharmacia & Upjohn's share of the combined equity based on (i) the exchange ratio; (ii) the closing prices of Pharmacia & Upjohn's common stock and Monsanto's common stock of $54.25 and $40.50, respectively, as of December 15, 1999 and (iii) an average of the closing prices of Pharmacia & Upjohn's common stock and Monsanto's common stock over the 20 trading days up to and including December 15, 1999. Bear Stearns observed Pharmacia & Upjohn's share of the combined equity value would be 49.2% at the exchange ratio based on the closing prices of Pharmacia & Upjohn's common stock and Monsanto's common stock of $54.25 and $40.50, respectively, as of December 15, 1999. Bear Stearns did not take into account any of the Projected Benefits in the analysis presented below. Bear Stearns noted the pro forma ownership percentage based on the exchange ratio was consistent with Pharmacia & Upjohn's contribution of the measurements set forth below:

                                                         RELATIVE CONTRIBUTION PERCENTAGE
                                     -------------------------------------------------------------------------
                                      MARKET VALUE OF EQUITY       NET INCOME (GAAP)        CASH NET INCOME
                                     -------------------------   ---------------------   ---------------------
                                      AT     AS OF     20 DAY
                                     DEAL   12/15/99   AVERAGE   1999E   2000E   2001E   1999E   2000E   2001E
                                     ----   --------   -------   -----   -----   -----   -----   -----   -----
Pharmacia & Upjohn.................  49.2%    52.2%     50.6%    68.9%   56.5%   56.0%   57.5%   51.1%   52.2%
Monsanto...........................  50.8%    47.9%     49.4%    31.1%   43.5%   44.0%   42.5%   48.9%   47.8%

     Historical Exchange Ratio Analysis. Bear Stearns reviewed the historical closing stock prices of Pharmacia & Upjohn's common stock and Monsanto's common stock during the period from December 16, 1998 through December 15, 1999 and the implied historical exchange ratios determined by dividing the price per share of Pharmacia & Upjohn's common stock by the price per share of Monsanto's common stock over such period. Bear Stearns did so in order to analyze whether the exchange ratio was consistent with historical implied exchange ratios. Bear Stearns noted the exchange ratio was consistent with the historical implied market exchange ratios in the periods examined. The following table shows the implied exchange ratio as of December 15, 1999 as well as the average, high and low implied historical exchange ratios for various periods leading up to December 15, 1999.

                                                         HISTORICAL EXCHANGE RATIO
                                                         -------------------------
TIME PERIOD                                              AVERAGE    HIGH      LOW
-----------                                              -------    -----    -----
As of December 15, 1999................................   1.340        NA       NA
One week...............................................   1.255     1.342    1.210
Two weeks..............................................   1.238     1.342    1.195
Three weeks............................................   1.254     1.342    1.195
Four weeks.............................................   1.256     1.342    1.195
Five weeks.............................................   1.264     1.342    1.195
Six weeks..............................................   1.272     1.353    1.195
Seven weeks............................................   1.289     1.438    1.195
Eight weeks............................................   1.375     1.438    1.195
Three months...........................................   1.331     1.518    1.195
Six months.............................................   1.328     1.518    1.145
One year...............................................   1.283     1.518    1.093

     Selected Comparable Company Analysis. Bear Stearns compared certain operating, financial, trading and valuation information for Pharmacia & Upjohn and Monsanto to certain publicly available operating, financial, trading and valuation information for twelve selected companies, which in Bear Stearns' judgment, were reasonably comparable to Pharmacia & Upjohn and Monsanto for purposes of this analysis. These companies were:

- American Home Products   - Glaxo Wellcome Plc       - Roche Holdings Limited
  Company                  - Merck & Co., Inc.        - Schering-Plough
- AstraZeneca Plc          - Novartis AG                Corporation
- Bristol-Myers Squibb     - Pfizer Inc.              - Smithkline Beecham Plc
  Company                                             - Warner-Lambert Company
- Eli Lilly & Co.

     Bear Stearns utilized the earnings forecasts for these companies from publicly available data from First Call and selected Wall Street equity research reports. Bear Stearns' analysis was based on closing stock prices as of December 15, 1999. Bear Stearns noted that the closing prices of Pharmacia & Upjohn's common stock and Monsanto's common stock on December 15, 1999 of $54.25 and $40.50, respectively, represented multiples within the range of multiples for the comparable companies. A summary of the projected multiples of equity value to net income based on estimates of net income and cash net income for calendar years 2000 and 2001 is set forth below:

                                    EQUITY VALUE/                   EQUITY VALUE/
                                     NET INCOME                    CASH NET INCOME
                            -----------------------------   -----------------------------
                                2000E           2001E           2000E           2001E
                            -------------   -------------   -------------   -------------
Pharmacia & Upjohn........      26.7x           23.1x           21.5x           18.7x
Monsanto..................      34.6x           25.2x           19.5x           16.1x
Range of multiples for
  comparable companies....  21.8x - 36.1x   19.5x - 30.5x   18.6x - 35.3x   16.3x - 29.7x
Mean for comparable
  companies...............      27.4x           23.8x           25.7x           22.6x
Median for comparable
  companies...............      27.3x           23.4x           22.2x           19.4x

     Bear Stearns also noted that none of the comparable companies are identical to Pharmacia & Upjohn, Monsanto, or the combined company and, accordingly, any analysis of comparable companies necessarily involved complex consideration and judgements concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of Pharmacia & Upjohn and Monsanto versus the companies to which Pharmacia & Upjohn and Monsanto were being compared.

     Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis of both Pharmacia & Upjohn and Monsanto. A discounted cash flow analysis involves an analysis of the present value of projected after-tax cash flows and a terminal value using discount rates and terminal cash flow perpetual growth rates as indicated below. After-tax cash flows were calculated as after-tax earnings before interest and amortization plus depreciation less changes in working capital and capital expenditures.

     Bear Stearns noted the discount rates used in the discounted cash flow analysis of Pharmacia & Upjohn and Monsanto reflect each company's weighted average cost of capital. The weighted average cost of capital represents the cost of capital for each of Pharmacia & Upjohn and Monsanto based on the relative proportion of debt and equity employed by each company. The range of perpetual growth rates employed in the Pharmacia & Upjohn and Monsanto discounted cash flow analysis reflects certain assumptions of Pharmacia & Upjohn's and Monsanto's cash flow growth in perpetuity.

     Pharmacia & Upjohn: Bear Stearns performed a discounted cash flow analysis on the after-tax cash flows of Pharmacia & Upjohn. Bear Stearns analyzed the business using a forecast of after-tax cash flows for the five year period beginning January 1, 2000 and ending December 31, 2004. Bear Stearns relied on the Pharmacia & Upjohn Projections for the period beginning January 1, 2000 and ending December 31, 2003. Based on discussions with senior executives of Pharmacia & Upjohn, the Pharmacia & Upjohn Projections were assumed by Bear Stearns as being representative of the future prospects of Pharmacia & Upjohn. In order to calculate 2004 after-tax cash flows, Bear Stearns estimated 2004 earnings before interest, taxes and amortization ("EBITA") by growing 2003 EBITA at the same growth rate that was calculated from 2002 to 2003. Bear Stearns then reconciled EBITA to after-tax cash flows by subtracting taxes, working capital and capital expenditures and adding depreciation to 2004 EBITA. Depreciation and working capital were held constant from 2003 to 2004 and capital expenditures was assumed to equal 2004 depreciation. Bear Stearns then estimated the enterprise value (calculated as equity value plus net debt) of Pharmacia & Upjohn by using discount rates of 10.0% to 11.5% and perpetual growth rates of cash flow of 6.0% to 6.5%. This analysis yielded a range of enterprise values for Pharmacia & Upjohn of approximately $25 billion to $35 billion. Bear Stearns concluded that the enterprise value of Pharmacia & Upjohn calculated as of December 15, 1999, of $29 billion was in the range of values indicated in the discounted cash flow analysis.

     Monsanto: Bear Stearns performed a discounted cash flow analysis on the after-tax cash flows of Monsanto. Bear Stearns analyzed the after-tax cash flows for the five-year period beginning January 1, 2000 and ending December 31, 2004 based on the Monsanto Projections. Based on discussions with senior executives of Monsanto, the Monsanto Projections were assumed by Bear Stearns as being representative of the future prospects of Monsanto. Bear Stearns then estimated the enterprise value of Monsanto by using discount rates of 10.0% to 11.0% and perpetual growth rates of cash flow of 5.5% to 6.0%. This analysis yielded a range of enterprise values for Monsanto of approximately $30 billion to $40 billion. Bear Stearns concluded that the enterprise value of Monsanto calculated as of December 15, 1999, of $32 billion was in the range of values indicated in the discounted cash flow analysis.

     Sum-of-the Parts Analysis. Bear Stearns performed a sum-of-the parts analysis of Monsanto. A sum-of-the parts analysis involves a separate valuation of each of Monsanto's core businesses, pharmaceutical ("Rx") and agricultural chemicals ("AgChem"). In valuing each of Monsanto's core businesses, Bear Stearns relied primarily on discounted cash flow analysis and a multiple analysis in which Bear Stearns applied a range of multiples to projected Rx and AgChem revenues, operating income, operating cash flow and net income.

     These analyses yielded a range of enterprise values for Rx of approximately $17 billion to $22 billion and AgChem of approximately $12 billion to $17 billion. Bear Stearns concluded that the enterprise value of Monsanto calculated as of December 15, 1999, of $32 billion was in the range of values calculated by Bear Stearns in the sum-of-the parts analysis. The multiples for AgChem used in the sum-of-the parts analysis were arrived at after a review of the comparable companies set forth below:

     - Ciba Specialty Chemical Company

     - Clariant Limited

     - E.I. Du Pont de Nemours and Company
- Ecolab Inc.

- International Flavors & Fragrances Inc.

- Rohm and Haas Company

     For both Rx and AgChem, market position, growth prospects and profitability were a few of the many factors used in comparing the Monsanto assets to the comparable companies and other publicly traded comparable companies.

     Precedent Merger of Equals Transactions. Bear Stearns analyzed the merger as a strategic business combination not involving a sale of control of either party and, accordingly, reviewed and analyzed the terms, to the extent publicly available, of 24 major announced or completed merger of equals transactions in various industries where each combining company had equal representation on the combined company's board of directors and where the stockholders of neither combining company owned greater than 65% of the combined company's common shares. The precedent merger of equals transactions are set forth below:

     - American Home Products/Warner-Lambert

     - Associated Banc Corp./First Financial

     - Banc One/First Chicago NBD

     - Bell Atlantic/GTE

     - Bell Atlantic/NYNEX

     - CUC International/HFS

     - Daimler-Benz/Chrysler

     - Dean Witter Discover/Morgan Stanley

     - First Data/First Financial Management

     - Martin Marietta/Lockheed

     - McKesson/HBO

     - NBD Bancorp/First Chicago

     - Norwest Corp./Wells Fargo

     - Ocean Energy/United Meridian

     - Pfizer Inc./Warner-Lambert

     - Pharmacia/Upjohn

     - Promus Hotel/Doubletree

     - Society/KeyCorp

     - Southern National/BB&T Financial

     - Teleglobe/Excel Communications

     - Travelers Group/Citicorp

     - Vodafone Group/AirTouch

     - Wellfleet Comm./SynOptics Comm.

     - Zions Bancorp/First Security

     For each of the precedent merger of equals transactions Bear Stearns reviewed and analyzed the stock price premium/(discount) from each of the combining company's perspective based on the exchange ratio of the precedent merger of equals transactions versus (i) the implied market exchange ratio one day prior to announcement of the transaction and (ii) the implied market exchange ratio based on the average stock price for the 20 trading days prior to the announcement of the transaction. Bear Stearns also reviewed the pro forma ownership of the combined company by each combining company's stockholders, each combining company's representation on the board of directors of the combined company, the senior management responsibilities in the combined company and the corporate headquarters location of the combined company.

     Bear Stearns' analysis indicated the exchange ratios for the precedent merger of equals transactions were generally within a reasonably narrow band around the exchange ratio implied by recent pre-announcement stock prices (both using stock prices one day prior to announcement and over the 20 trading days prior to the announcement). The following table presents the premium/ (discount) contemplated in the merger and contemplated in the precedent merger of equals transactions, from the perspective of the stockholders of the first-named company for the prior day to announcement and 20 trading day average closing prices:

                   PREMIUM/(DISCOUNT) BASED ON CLOSING PRICE

                                                PRIOR DAY TO          20 DAY
                                                ANNOUNCEMENT          AVERAGE
                                              ----------------    ---------------
Pharmacia & Upjohn/Monsanto.................       (4.1)%             (11.0)%
Monsanto/Pharmacia & Upjohn.................        9.2%               5.6%
Precedent Merger of Equals Transactions
     Range of Discounts.....................  (1.2)% - (16.1)%    (1.0)% - (8.4)%
     Range of Premiums......................    1.8% - 55.1%       0.4% - 48.8%
     Median.................................        7.9%               8.1%

     Bear Stearns noted the magnitude of the premiums and discounts for the one day prior and 20 day average each being less than 10% in 13 and 20% in 17 of the 24 precedent merger of equals transactions. Transactions with premiums over 10% included many contested and/or cross-border transactions.

     Bear Stearns noted that none of the precedent merger of equals transactions were identical to the merger of Pharmacia & Upjohn and Monsanto and, accordingly, any analysis of the precedent merger of equals transactions necessarily involved complex considerations and judgments concerning differences in industry dynamics, stock market valuation parameters, financial and operating characteristics and various other factors that would necessarily affect the exchange ratio in the merger as compared to the exchange ratios for the precedent merger of equals transactions.

     Illustrative Valuation Analysis of Estimated Benefits. Bear Stearns performed an analysis of the reported cost savings and other combination benefits to be realized by the combined entities from eleven announced comparable merger transactions on a basis of total combined company revenues and revenues related to similar businesses.

     Bear Stearns noted that the estimated annual pre-tax benefit of approximately $600 million, which was provided to Bear Stearns by the senior managements of Pharmacia & Upjohn and Monsanto, represents approximately 3.4% of projected pro forma combined 1999 revenues and 5.2% of projected pro forma combined 1999 pharmaceutical revenues. These percentages are below the means for the announced comparable merger transactions of 5.3% and 6.7%, respectively.

     Bear Stearns also performed an illustrative valuation of the Projected Benefits based on the hypothetical capitalized value of estimated incremental net income assuming (i) a range of 2000E P/E multiples of 20.0x to 31.4x including 26.6x, the market multiple for Pharmacia & Upjohn as of December 15, 1999; 31.4x, the market multiple for Monsanto as of December 15, 1999 and 28.7x, the blended market multiple for Pharmacia & Upjohn and Monsanto as of December 15, 1999 (calculated as the income-weighted average of the respective stand-alone market multiples of Pharmacia & Upjohn and Monsanto), (ii) annual pre-tax Projected Benefits of $200 million to $600 million (excluding one-time costs to achieve such Projected Benefits) and (iii) a tax rate of

35.0%. The following table shows the calculated hypothetical capitalized values of the Projected Benefits resulting from this analysis:

              HYPOTHETICAL CAPITALIZED VALUE OF PROJECTED BENEFITS

                                                ANNUAL PRE-TAX PROJECTED BENEFITS
                                           --------------------------------------------
                                           $200 MILLION    $400 MILLION    $600 MILLION
                                           ------------    ------------    ------------
2000E P/E Multiple Used:
Illustrative Capitalization Rate
  (20.0x)................................     $2.6B           $5.2B           $ 7.8B
  Pharmacia & Upjohn (26.6x).............     $3.5B           $6.9B           $10.4B
  Blended (28.7x)........................     $3.7B           $7.5B           $11.2B
  Monsanto (31.4x).......................     $4.1B           $8.2B           $12.3B

     Bear Stearns also performed an illustrative valuation of the Projected Benefits based on the hypothetical net present value of incremental cash flows assuming (i) a range of discount rates of 10% to 12%, (ii) annual pre-tax Projected Benefits of $150 million, $400 million and $600 million in 2000, 2001 and 2002, respectively, (iii) estimated one-time costs of $600 million in 2000 that are necessary to achieve the Projected Benefits, (iv) a terminal growth rate of 3.0%, 5.0% and 7.0% and (v) a tax rate of 35.0%. The following table shows the hypothetical net present value of Projected Benefits across the range of assumed discount rates:

              HYPOTHETICAL NET PRESENT VALUE OF PROJECTED BENEFITS

                                                             TERMINAL GROWTH RATE
                                                             --------------------
Discount Rate..............................................   3.0%    5.0%    7.0%
---------------                                              ----    ----    ----
  10.0%....................................................  $4.3B   $5.8B   $9.4B
  11.0%....................................................  $3.7B   $4.8B   $6.9B
  12.0%....................................................  $3.2B   $4.0B   $5.4B

     Pro Forma Merger Analysis. Bear Stearns reviewed and analyzed certain pro forma financial impacts of the merger on holders of Pharmacia & Upjohn and Monsanto common stock based on the following:

     - the exchange ratio;

     - the Projections;

     - an assumption for analytical purposes that the combination of Pharmacia & Upjohn and Monsanto would realize Projected Benefits on a pre-tax basis of approximately $150 million, $400 million, and $600 million in 2000, 2001 and 2002, respectively, and an assumption for analytical purposes that there would be no financial statement impact of potential restructuring charges or other one-time items associated with the merger;

     - pooling-of-interests accounting treatment for the merger; and

     - an assumption for analytic purposes that the merger had been consummated on January 1, 2000.

     Bear Stearns analyzed the potential pro forma effects of the merger on Pharmacia & Upjohn's and Monsanto's projected earnings per share as derived through Generally Accepted Accounting Principles ("GAAP EPS") and projected cash earnings per share ("Cash EPS") which is calculated by adding amortization of goodwill per share to GAAP EPS. Bear Stearns performed such analysis since Wall Street analysts and investors use projected GAAP EPS and Cash EPS as valuation benchmarks, along with other valuation benchmarks. This analysis indicated that, with the Projected Benefits, the merger would be accretive to Pharmacia & Upjohn's GAAP EPS by 2002 while being immediately accretive to Pharmacia & Upjohn's Cash EPS. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     Other Analyses. Bear Stearns conducted such other analyses as it deemed necessary, including reviewing historical and projected financial and operating data for both Pharmacia & Upjohn and Monsanto and pro forma balance sheet data for the combined company, analyzing selected Wall Street equity research reports on, and earnings and other estimates for, each of Pharmacia & Upjohn and Monsanto and various of their business segments, reviewing the relative stock price performance of Pharmacia & Upjohn and Monsanto versus various stock market indices, comparing the coverage universe of the research analysts who monitor each of Pharmacia & Upjohn and Monsanto, reviewing and comparing certain financial data and valuation parameters for each of Pharmacia & Upjohn and Monsanto and various of their business segments and reviewing available information regarding the institutional holdings of Pharmacia & Upjohn's common stock and Monsanto's common stock.

     The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the view of Bear Stearns, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Bear Stearns opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support the Bear Stearns opinion. In arriving at its opinion, Bear Stearns considered the results of its analyses and did not attribute particular weight to any one analysis or factor. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Bear Stearns' analyses of the fairness, from a financial point of view, of the exchange ratio to the stockholders of Pharmacia & Upjohn.

     Pursuant to the terms of its engagement letter with Bear Stearns, Pharmacia & Upjohn has agreed to pay Bear Stearns customary fees, a portion of which became payable upon the delivery of the Bear Stearns opinion, a portion of which will become payable upon a favorable stockholder vote with respect to the merger and a portion of which will become payable upon consummation of the merger or a similar business combination between Pharmacia & Upjohn and Monsanto. In addition, Pharmacia & Upjohn has agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses incurred by Bear Stearns in connection with its engagement and the merger, including reasonable fees and disbursements of its legal counsel. Pharmacia & Upjohn has also agreed to indemnify Bear Stearns against certain liabilities in connection with its engagement, including certain liabilities under the federal security laws.

     Bear Stearns has been previously engaged by Pharmacia & Upjohn to provide certain investment banking and financial advisory services for which it received customary compensation. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Pharmacia & Upjohn and/or Monsanto for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF J.P. MORGAN TO PHARMACIA & UPJOHN

     Pursuant to an engagement letter dated November 16, 1999, Pharmacia & Upjohn retained J.P. Morgan as its financial advisor in connection with the proposed merger with Monsanto. At the meeting of Pharmacia & Upjohn's board of directors on December 18, 1999, J.P. Morgan gave its oral opinion, subsequently confirmed in a written opinion dated December 19, 1999, to the board of directors that, as of that date and based upon and subject to the various considerations set forth in the opinion, the consideration to be received by Pharmacia & Upjohn's common stockholders in the proposed merger was fair from a financial point of view to such stockholders. Pharmacia & Upjohn's board of directors did not limit J.P. Morgan in any way in the investigations it made or the procedures it followed in giving its opinion.

     We have attached as Annex G to this document the full text of J.P. Morgan's written opinion. This opinion sets forth the assumptions made, matters considered and limits on the review undertaken. We incorporate J.P. Morgan's opinion into this document by reference and urge you to read the opinion in its entirety. J.P. Morgan addressed its opinion to the Pharmacia & Upjohn board. The opinion addresses only the consideration to be paid in the merger and is not a recommendation to any Pharmacia & Upjohn stockholder as to how that stockholder should vote at Pharmacia & Upjohn's annual meeting.

     In arriving at its opinion, J.P. Morgan reviewed:

     - the merger agreement;

     - the stock option agreements;

     - the audited financial statements of Pharmacia & Upjohn and Monsanto for the fiscal year ended December 31, 1997 and the fiscal year ended December 31, 1998;

     - the unaudited financial statements of Pharmacia & Upjohn and Monsanto for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - current and historical market prices of Pharmacia & Upjohn's and Monsanto's common stock;

     - various sources of publicly available information concerning the business of Pharmacia & Upjohn and Monsanto and of several other companies engaged in businesses comparable to those of Pharmacia & Upjohn and Monsanto, and the reported market prices for other companies' securities deemed comparable;

     - various publicly available agreements with respect to outstanding indebtedness or obligations of the Company and Monsanto;

     - the potential proforma impact of the merger on the earnings per share of Pharmacia & Upjohn's common stock;

     - the terms of various transactions involving companies comparable to Monsanto and Pharmacia & Upjohn and the consideration received for those companies;

     - the terms of other business combinations that J.P. Morgan deemed relevant; and

     - various internal financial analyses and forecasts prepared by Pharmacia & Upjohn and Monsanto and their respective managements including potential cost savings and operating synergies, as well as projections prepared by equity research analysts for the fiscal years ending December 31, 1999 through 2004

     J.P. Morgan also held discussions with several members of the management of Pharmacia & Upjohn and Monsanto on numerous aspects of the merger, the past and current business operations of Pharmacia & Upjohn and Monsanto, the financial condition and future prospects and operations of Pharmacia & Upjohn and Monsanto, the effects of the merger on the financial condition and future prospects of Pharmacia & Upjohn and Monsanto, and other matters that J.P. Morgan believed necessary or appropriate to its inquiry. In addition, J.P. Morgan reviewed other financial studies and analyses and considered such other information that it deemed appropriate for the purposes of its opinion.

     J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or that was furnished to it by Pharmacia & Upjohn and Monsanto or otherwise reviewed by J.P. Morgan from third party sources. J.P. Morgan has not assumed responsibility or liability for that information or its accuracy. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to J.P. Morgan. J.P. Morgan has assumed that the merger will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Pharmacia & Upjohn, and that the parties will complete the other transactions contemplated by the merger agreement as described in that agreement. J.P. Morgan also understood that Pharmacia & Upjohn and Monsanto intend to treat the merger as a pooling of interests for accounting purposes, but that such treatment is not a condition to closing the merger. J.P. Morgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

     J.P. Morgan relied upon forecasts provided by Monsanto for both the pharmaceutical and agricultural chemical businesses, as well as forecasts from projections developed by equity research analysts. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of J.P. Morgan, including, but not limited to, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the projections.

     J.P. Morgan relied upon equity research analyst forecasts, which reflect Pharmacia & Upjohn's management's best current estimates and judgements as to the expected future results of operations and financial condition of Pharmacia & Upjohn. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of J.P. Morgan, including, but not limited to, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the projections.

     As is customary in the rendering of fairness opinions, J.P. Morgan based its opinion on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, December 16, 1999. Subsequent developments may affect J.P. Morgan's opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan expressed no opinion as to the price at which Pharmacia & Upjohn's or Monsanto's common stock will trade at any future time.

     In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that J.P. Morgan utilized in providing its opinion. We have presented some of the summaries of financial analyses in tabular format. In order to understand the financial analyses used by J.P. Morgan more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of J.P. Morgan's financial analyses.

     DISCOUNTED CASH FLOW ANALYSIS. J.P. Morgan conducted a discounted cash flow analysis to determine the fully diluted firm value (defined as equity plus debt less cash) for Monsanto and Pharmacia & Upjohn by valuing the present value of projected unlevered free cash flows adjusted to reflect debt and cash position as of September 30, 1999. J.P. Morgan conducted a discounted cash flow analysis for Monsanto's primary businesses, pharmaceuticals and agricultural chemicals. In conducting this analysis, J.P. Morgan calculated the debt-free free cash flows expected to be generated during fiscal years 1999 through 2004, for the pharmaceuticals and agricultural chemicals businesses, respectively, based upon financial projections provided by Monsanto, as well projections developed by equity research analysts.

     J.P. Morgan also calculated a range of values for Monsanto at the conclusion of the forecast period ending in 2004. In calculating this range of terminal values for Monsanto, J.P. Morgan applied a terminal value sales growth ranging from 5.0% to 7.0% for the pharmaceutical business, and a terminal value sales growth rate ranging from 4.0% to 5.0% for the agricultural chemicals business. J.P. Morgan then discounted Monsanto's free cash flows, assuming no debt obligations, and the range of these terminal values to present values using a range of discount rates from 9.5% to 11.5%, and 10.0% to 10.5%, for the pharmaceutical and agricultural chemical businesses, respectively. J.P. Morgan selected these discount rates based upon an analysis of the cost of debt and equity capital of Monsanto appropriately weighted between debt and equity to reflect the assumed optimal debt and equity capitalizations of the company. J.P. Morgan then adjusted the present value of these debt-free free cash flows and the range of terminal values as of December 31, 1999 by reflecting Monsanto's debt and cash position as of its most recent unaudited financial statements of September 30, 1999.

     The discounted cash flow analyses performed indicated a range of firm values of between $35 billion and $42 billion for Monsanto on a stand-alone basis (i.e., without synergies). Including Monsanto's 50% share of the total $600 million of expected annual synergies phased in over three years, J.P. Morgan derived a range of firm values between $37.5 billion and $44.5 billion.

     J.P. Morgan also performed a discounted cash flow analysis of Pharmacia & Upjohn's business. J.P. Morgan analyzed Pharmacia & Upjohn's business using a forecast during fiscal years 2000 through 2004, based on estimates published by securities research analysts. Based upon discussions with senior executives of Pharmacia & Upjohn, these analysts' projections were viewed by J.P. Morgan as being representative of the future prospects of Pharmacia & Upjohn. J.P. Morgan estimated the Pharmacia & Upjohn discounted cash flow by using a discount rate from 9.5% to 11.5% and a terminal value growth rate from 5.0% to 7.0%. This stand-alone analysis yielded a range of firm values between $26 billion and $33 billion. Including Pharmacia & Upjohn's 50% share of total $600 million of expected annual synergies phased in over three years, J.P. Morgan derived a range of firm values between $28.5 billion and $35.5 billion.

     PUBLIC TRADING MULTIPLES. Using publicly available information, J.P. Morgan compared selected financial data of Monsanto and Pharmacia & Upjohn with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be reasonably comparable to both companies. No company used in the peer group comparison is identical to Monsanto or Pharmacia & Upjohn. In evaluating the peer group companies, J.P. Morgan made judgements and assumptions with regard to industry performance, business, economic, market and financial considerations. Purely mathematical analysis such as determining the average or median, is not in itself a meaningful method of using peer group data.

     The purpose of this analysis was to provide information regarding the fairness of the proposed merger consideration based upon a comparison of specific financial information of Monsanto and Pharmacia & Upjohn with several comparable public companies. These companies were:

PHARMACEUTICALS

     - Abbott Laboratories

     - American Home Products

     - Amgen

     - Bristol-Myers Squibb

     - Eli Lilly

     - Genentech

     - Glaxo-Wellcome

     - Johnson & Johnson

     - Merck

     - Monsanto

     - Pfizer

     - Pharmacia & Upjohn

     - Sanofi-Synthelabo

     - Schering-Plough

     - Warner-Lambert

AGRICULTURAL AND SPECIALTY CHEMICALS

     - Bush Boake Allen

     - Cambrex

     - DuPont

     - Ecolab

     - International Flavors and Fragrances

     - MacDermid

     - Pioneer Hi-Bred (prior to acquisition by DuPont)

     - Rohm & Haas

     - Spartech

     - Valspar

     J.P. Morgan selected these companies because they engage in businesses reasonably comparable to those of Monsanto and Pharmacia & Upjohn. For each comparable company, J.P. Morgan measured publicly available financial performance through the twelve months ended September 30, 1999, as well as financial projections by the equity analysts covering each comparable company.

     Analyses of the Pharmaceutical comparable companies, which exclude the high and low multiples, showed a range of multiples of equity value to 2000 Earnings between 22.9x and 41.1x. The analysis also showed a multiple of firm value to 2000 Sales ranging from 4.0x to 11.8x and a 2000 EBITDA multiple ranging from 13.8x to 24.0x.

     An analysis of the Agricultural Chemical comparable companies showed a range of multiples of equity value to 2000 Earnings between 14.6x and 22.1x. The analysis also showed a multiple of firm value to 2000 EBITDA multiple ranging from 7.4x to 13.6x.

     J.P. Morgan then selected an appropriate multiple range for each of Monsanto's two businesses. J.P. Morgan then applied these multiples to each businesses' respective estimated Sales, EBITDA and earnings, yielding an implied standalone firm value for all of Monsanto ranging from $30 billion to $36 billion.

     J.P. Morgan derived a firm value of $30 billion to $38 billion for Pharmacia & Upjohn based on the above sample of pharmaceutical companies and the associated trading multiples.

     SELECTED TRANSACTION ANALYSIS. Using publicly available information, J.P. Morgan examined the following transactions:

PHARMACEUTICALS

     - Pfizer's pending acquisition offer for Warner-Lambert

     - Abbott's offer to acquire Alza

     - Shire's offer to acquire Roberts

     - DuPont de Nemours' acquisition of DuPont-Merck Pharmaceuticals

     - Roche Holding's acquisition of Corange

AGRICULTURAL AND SPECIALTY CHEMICALS

     - Bayer's acquisition of Crompton & Knowles -- Gustafson (50%)

     - BASF's acquisition of Sandoz's North American AgroChemical business

     - DuPont's acquisition of Pioneer Hi-Bred

     - Zeneca's acquisition of Ishara Sangyo Kaisha

     - Novartis' acquisition of Merck's AgroChemical business

     - Suez Lyonnaise's acquisition of Nalco

     - Rohm & Haas' acquisition of Morton

     - Hercules' acquisition of BetzDearborn

     - DSM's acquisition of Gist Brocades

     - DuPont's acquisition of PTI

     - ICI's acquisition of Unilever Specialty Chemicals

     - Roche's acquisition of Tastemaker

     J.P. Morgan selected these transactions because of their similarity to the proposed merger. However, J.P. Morgan placed less emphasis on the transaction comparables as a valuation metric when determining the fairness of this transaction because each of the comparable transactions incorporated a change of control premium associated with an acquisition. By contrast, this merger is structured as a merger-of-equals.

     Analyses of the Pharmaceutical comparable transactions showed a range of multiples of equity value to Last Twelve Months Earnings prior to the transaction between 34.8x and 59.8x. The analysis also showed a multiple of firm value to Last Twelve Months Sales prior to the transaction multiple ranging from 2.8x to 13.0x and a Last Twelve Months EBITDA prior to the transaction multiple ranging from 20.5x to 34.1x.

     An analysis of the Agricultural Chemical comparable transactions showed a range of multiples of firm value to Last Twelve Months Sales prior to the transaction between 1.4x and 4.6x. The analysis also showed a multiple of firm value to Last Twelve Months EBITDA prior to the transaction multiple ranging from 8.0x to 14.7x.

     J.P. Morgan then selected an appropriate multiple range for each of Monsanto's two businesses. J.P. Morgan then applied these multiples to each businesses' respective estimated Sales, EBITDA and earnings, yielding an implied standalone firm value for all of Monsanto ranging from $30 billion to $37 billion.

     J.P. Morgan derived a firm value of $34 billion to $40 billion for Pharmacia & Upjohn based on the above transaction multiples.

     CONTRIBUTION ANALYSIS. J.P. Morgan analyzed the Pharmacia & Upjohn stockholder pro forma ownership level implied by the pro forma contribution by each of Pharmacia & Upjohn and Monsanto to the earnings of the combined company, assuming completion of the merger. The purpose of this analysis was to assess the fairness of the proposed merger consideration based on specific historical and estimated future operating and financial information comparing the contribution of Pharmacia & Upjohn and Monsanto to the combined company versus the percentage of the combined company that each company's stockholders would hold upon completion of the merger.

     The following tables set forth the contribution levels suggested by the selected financial performance benchmarks, as compared to the pro forma fully diluted ownership of the Pharmacia & Upjohn stockholders after the merger of 49.2%. Cash net income is calculated by adding the amortization of existing goodwill to GAAP net income.

                                                          PHARMACIA &
                                                            UPJOHN       MONSANTO
                                                          -----------    --------
1999E Net income (GAAP).................................     68.9%         31.1%
2000E Net income (GAAP).................................     56.5%         43.5%
2001E Net income (GAAP).................................     56.0%         44.0%
1999E Cash net income...................................     57.5%         42.5%
2000E Cash net income...................................     51.1%         48.9%
2001E Cash net income...................................     52.2%         47.8%

     PRO FORMA MERGER ANALYSIS. J.P. Morgan prepared a pro forma analysis of the financial impact of the merger. In conducting the analysis, J.P. Morgan assumed, among other things:

     - pooling of interests accounting treatment;

     - a merger exchange ratio of 1.19;

     - estimates of cost savings and operating synergies resulting from the merger, as provided by Pharmacia and Upjohn's and Monsanto's management; and

     - projected earnings estimated for Monsanto and Pharmacia & Upjohn based on equity research analysts' estimates using both GAAP EPS estimates and estimated Cash EPS.

J.P. Morgan evaluated the potential pro forma impact of the merger on the earnings per share of Pharmacia & Upjohn's common stock. The analysis showed, assuming $600 million in synergies phased in over three years, that the merger should be accretive to Pharmacia & Upjohn's GAAP EPS by 2002 and immediately accretive to Pharmacia & Upjohn's Cash EPS. The results of the pro forma merger analysis are not necessarily indicative of future operating results or financial position. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     EXCHANGE RATIO ANALYSIS. J.P. Morgan reviewed the ratios of the closing prices of Pharmacia & Upjohn common stock divided by the corresponding prices of the Monsanto common stock over various periods during the two-year period ending December 15, 1999. The following table presents the average implied exchange ratio for the periods covered.

                                LAST 30            LAST 90            LAST 180         LAST
                             TRADING DAYS       TRADING DAYS        TRADING DAYS      1 YEAR
                            ---------------    ---------------    ----------------    ------
Exchange Ratio............       1.272              1.307              1.309          1.283

     This summary does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that one must consider its opinion, this summary and its analyses as a whole. Selecting portions of this summary and these analyses, without considering the analyses as a whole, would create an incomplete view of the processes underlying the analyses and opinion. In arriving at its opinion, J.P. Morgan considered the results of all of the analyses as a whole. No single factor or analysis was determinative of J.P. Morgan's fairness determination. Rather, the totality of the factors considered and analyses performed operated collectively to support its determination. J.P. Morgan based the analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions which impact the companies' growth rates, labor costs and price competition and industry-specific factors similar to those set forth under the heading "Risk Factors" on pages I-15 through I-19 of this document. This summary sets forth under the description of each analysis the other principal assumptions upon which J.P. Morgan based that analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that either company or the combined company might achieve, which values may be higher or lower than those indicated. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, these forecasts and analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Therefore, none of Pharmacia & Upjohn, Monsanto, J.P. Morgan or any other person assumes responsibility if future results are materially different from those forecasted. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities for mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Pharmacia & Upjohn selected J.P. Morgan to deliver a fairness opinion to the Pharmacia & Upjohn board on the basis of its experience and familiarity with Pharmacia & Upjohn.

     Pharmacia & Upjohn has agreed to pay J.P. Morgan customary fees, portions of which are payable upon the public announcement of the merger agreement, upon stockholder approval of the merger agreement, and upon consummation of the merger. In addition, Pharmacia & Upjohn has also agreed to reimburse J.P. Morgan for the reasonable fees and disbursements of counsel incurred in connection with delivering its opinion, and will indemnify J.P. Morgan against various liabilities, including liabilities arising under the federal securities laws.

     J.P. Morgan has acted as a financial advisor to Pharmacia & Upjohn with respect to other contemplated transactions. In addition, an affiliate of J.P. Morgan has a credit relationship with Pharmacia & Upjohn, and J.P. Morgan has served as a co-lead for Pharmacia & Upjohn's secondary equity offering. In addition, an affiliate of J.P. Morgan has from time to time had a credit relationship with Monsanto and J.P. Morgan has assisted Monsanto on debt financings, investment banking advisory services, as well as a series of tax structured private placements. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Pharmacia & Upjohn or Monsanto for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

                                  CHAPTER TWO
                             FINANCIAL INFORMATION

                     MARKET PRICE AND DIVIDEND INFORMATION

     Monsanto's common stock and Pharmacia & Upjohn's common stock are listed on the NYSE under the symbols "MTC" and "PNU", respectively. In addition, Swedish Depositary Shares, each representing one share of Pharmacia & Upjohn common stock, are traded on the Stockholm Stock Exchange under the symbol "PH&U." The following table shows, for the calendar quarters indicated, based on published financial sources, the high and low last reported closing prices per share of each company's common stock as reported on the New York Stock Exchange Composite Transaction Tape and the cash dividends per share of each of Monsanto and Pharmacia & Upjohn common stock. In addition, the table shows, for the calendar quarters indicated, the corresponding prices of Pharmacia & Upjohn's Swedish Depositary Shares on the Stockholm Stock Exchange.

                                                                       PHARMACIA & UPJOHN
                                                                          COMMON STOCK
                          MONSANTO COMMON STOCK*      ----------------------------------------------------
                       ----------------------------                                        STOCKHOLM
                                   NYSE                           NYSE                   STOCK EXCHANGE
                       ----------------------------   ----------------------------    --------------------
                        HIGH       LOW     DIVIDEND    HIGH       LOW     DIVIDEND      HIGH        LOW
                       -------   -------   --------   -------   -------   --------    --------    --------
                                                                                        (SEK PER SWEDISH
                                                                                      DEPOSITARY SHARE)**
1997
First Quarter........  $42.250   $34.750    $0.15     $41.125   $35.750    $0.27        301.5       263.5
Second Quarter.......   46.500    37.000     0.16      36.875    27.500     0.27        284.0       219.0
Third Quarter........   52.313    36.375     0.16      38.625    33.938     0.27        304.5       266.5
Fourth Quarter***....   45.750    38.000     0.03      37.500    28.875     0.27        292.0       230.5
1998
First Quarter........   53.063    38.313     0.03      45.875    33.750     0.27        351.0       272.5
Second Quarter.......   60.375    51.313     0.03      46.688    38.250     0.27        367.0       301.0
Third Quarter........   63.938    50.500     0.03      51.688    40.438     0.27        407.5       334.0
Fourth Quarter.......   55.875    33.750     0.03      57.250    44.875     0.27        454.0       357.0
1999
First Quarter........   50.750    37.375     0.03      63.813    51.875     0.27        528.0       418.0
Second Quarter.......   50.125    38.250     0.03      66.375    51.563     0.27        543.0       441.5
Third Quarter........   45.438    32.750     0.03      59.563    46.375     0.27        504.0       394.0
Fourth Quarter.......   47.500    33.563     0.03      60.688    43.500     0.27        501.0       381.5
2000
First Quarter
  (through --,
  2000)..............       --        --       --          --        --       --           --          --

-------------------------

  * Stock prices and dividend amounts are not restated to reflect the spinoff of Monsanto's chemical business on September 1, 1997.

 ** On --, 2000, the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = SEK --.

*** In the fourth quarter of 1997, following the spinoff of Monsanto's chemical business, the Monsanto board of directors reevaluated Monsanto's dividend policy and reduced the quarterly dividend on Monsanto common stock from $0.16 per share to $0.03 per share.

     On December 17, 1999, the last full trading day prior to the announcement of the signing of the merger agreement, the last reported closing prices per share of Monsanto and Pharmacia & Upjohn common stock were $41.75 and $50.25, respectively. The market value for a share of Pharmacia & Upjohn common stock calculated on an equivalent per share basis as if the merger had been completed on December 17, 1999, would have been $49.68, which is the per share closing price of the Monsanto common stock on that day multiplied by the exchange ratio for the merger. On --, 2000, the most recent practicable date prior to the mailing of this document, the last reported closing prices per share of Monsanto and Pharmacia & Upjohn common stock were $-- and $--, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

     The merger agreement allows each of Monsanto and Pharmacia & Upjohn to continue to pay dividends in a manner consistent with its past practice. Pharmacia & Upjohn's current quarterly dividend is $0.27 per share of Pharmacia & Upjohn common stock, or $1.08 per share on an annual basis. Monsanto's current quarterly dividend is $.03 per share of Monsanto common stock, or $0.12 per share on an annual basis. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia's current dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the company's board of directors may deem relevant.

                                MONSANTO COMPANY

                            SELECTED FINANCIAL DATA

     The table below shows summary selected historical financial information for Monsanto as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 and has been prepared using the audited consolidated financial statements of Monsanto. The information as of and for the nine months ended September 30, 1999 has been prepared using the unaudited condensed consolidated financial statements of Monsanto. This information is only a summary, and you should read it in conjunction with Monsanto's historical financial statement and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page V-1.

                                     NINE MONTHS
                                        ENDED                 YEAR ENDED AT DECEMBER 31,
                                    SEPTEMBER 30,   -----------------------------------------------
                                        1999        1998(1)   1997(2)   1996(3)   1995(4)   1994(5)
                                    -------------   -------   -------   -------   -------   -------
                                       (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND SHARE AMOUNTS)
OPERATING RESULTS:
Net Sales.........................     $ 6,804      $ 7,237   $ 6,058   $4,862    $4,165    $3,639
Income (Loss) from Continuing
  Operations......................         457         (131)      149      279       386       350
Income (Loss) from Discontinued
  Operations(6)...................          69         (119)      321      106       353       272
Net Income (Loss)(7)..............         506         (250)      470      385       739       622
PER SHARE INFORMATION:
Income (Loss) from Continuing
  Operations -- Basic.............     $  0.72      $ (0.22)  $  0.26   $ 0.48    $ 0.68    $ 0.61
Net Income (Loss) -- Basic........        0.80        (0.41)     0.80     0.66      1.30      1.09
Income (Loss) from Continuing
  Operations -- Diluted...........     $  0.70      $ (0.22)  $  0.24   $ 0.47    $ 0.67    $ 0.63
Net Income (Loss) -- Diluted......        0.78        (0.41)     0.77     0.64      1.27      1.06
Dividends per share(8)............     $ 0.090      $ 0.120   $ 0.500   $0.588    $0.540    $0.494
YEAR-END FINANCIAL POSITION:
Total Assets......................     $15,983      $16,385   $10,517   $8,619    $8,008    $6,537
Long-Term Debt....................       5,961        6,259     1,979    1,608     1,667     1,405
Shareowners' Equity...............       5,243        4,986     4,104    3,690     3,732     2,948

-------------------------

(1) Loss from continuing operations for 1998 included $610 million, or $1.01 per share, for restructuring and special charges, write-offs for acquired in-process research and development (R&D), and charges for the cancellation of DEKALB stock options.

(2) Income from continuing operations for 1997 included $404 million, or $0.66 per share, for the write-off of acquired in-process R&D.

(3) Income from continuing operations for 1996 included restructuring and other unusual charges of $226 million, or $0.38 per share, associated with the closure or rationalization of certain facilities, asset write-offs, and work force reductions.

(4) Income from continuing operations for 1995 included restructuring expenses and other unusual items of $63 million, $0.11 per share.

(5) Income from continuing operations for 1994 included a net aftertax gain for restructuring and other unusual items of $20 million, or $0.03 per share.

(6) Includes the operations of the styrenics plastics business, chemicals businesses, and the alginates business prior to their disposition in 1995, 1997 and 1999, respectively. The operations of the artificial sweeteners and biogums businesses have also been included for all periods presented as a result of management's decision during 1999 to exit these businesses.

(7) Net Income for the nine months ended September 30, 1999 included a $20 million loss for a cumulative effect of a change in accounting principle.

(8) The quarterly common stock dividend was reduced from $0.16 per share to $0.03 per share in the first quarter of 1997.

                            PHARMACIA & UPJOHN, INC.

                            SELECTED FINANCIAL DATA

     The table below shows selected historical financial information for Pharmacia & Upjohn. The historical financial information as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 has been prepared using the audited consolidated financial statements of Pharmacia & Upjohn. The information as of and for the nine months ended September 30, 1999 and 1998 has been prepared using the unaudited condensed consolidated financial statements of Pharmacia & Upjohn. This information is only a summary, and you should read it in conjunction with Pharmacia & Upjohn's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the annual reports, quarterly reports and other information on file with the Securities and Exchange Commission. See "Where You Can Find More Information" on page V-1.

                                               NINE MONTHS
                                                  ENDED
                                              SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                            -----------------   -----------------------------------------------
                                            1999(2)   1998(2)   1998(2)   1997(2)   1996(2)   1995(2)   1994(2)
                                            -------   -------   -------   -------   -------   -------   -------
                                                   (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER-SHARE DATA)
OPERATING RESULTS:
Net sales.................................  $ 5,310   $ 4,909   $ 6,758   $ 6,586   $ 7,176   $ 6,949   $ 6,704
  Income from Continuing
     Operations...........................      589       509       631       258       550       733       824
  Income from Discontinued
     Operations...........................                                                                    2
  Net Income..............................      589       509       631       258       550       733       826
PER SHARE INFORMATION:
  Income from Continuing
     Operations -- Basic..................  $  1.12   $  0.97   $  1.20   $  0.48   $  1.04   $  1.41   $  1.60
  Net Income -- Basic.....................     1.12      0.97      1.20      0.48      1.04      1.41      1.60
  Income from Continuing Operations --
     Diluted..............................  $  1.09   $  0.95   $  1.17   $  0.48   $  1.03   $  1.39   $  1.57
  Net Income -- Diluted...................     1.09      0.95      1.17      0.48      1.03      1.39      1.57
  Dividends declared per share(3).........  $  0.81   $  0.81   $  1.08   $  1.08   $  1.08   $  0.27        --
YEAR-END FINANCIAL POSITION:
  Total Assets............................  $10,458   $10,308   $10,343   $10,457   $11,259   $11,536   $10,984
  Long-Term Debt(1).......................      339       565       513       651       823       870       953
  Shareowners' Equity.....................    5,548     5,659     5,596     5,578     6,313     6,446     5,637

-------------------------

(1) Includes guarantee of ESOP debt. See Note 11 to the audited annual consolidated financial statements incorporated by reference herein.

(2) Consolidated amounts for all periods presented have been restated retroactively for the effects of the August 1999 merger with SUGEN, Inc., which was accounted for as a pooling of interests.

(3) Separate dividend information for Pharmacia AB and The Upjohn Company prior to the November 1995 merger date has not been presented because this information would not be meaningful.

                 MONSANTO COMPANY AND PHARMACIA & UPJOHN, INC.

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     Set forth below are the net income, cash dividends and book value per common share data separately for Monsanto and Pharmacia & Upjohn on a historical basis, for the combined company on a pro forma combined basis and on a pro forma combined basis per Pharmacia & Upjohn equivalent share. The exchange ratio for the business combination is 1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock.

     The pro forma data for the combined company was derived by combining the historical consolidated financial information of Monsanto and Pharmacia & Upjohn using the pooling of interests method of accounting for business combinations as described under "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page II-8.

     The Pharmacia & Upjohn equivalent share pro forma information shows the effect of the merger from the perspective of an owner of Pharmacia & Upjohn common stock. The information was computed by multiplying the combined company's pro forma per share information by the exchange ratio of 1.19.

     You should read the information below together with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC and incorporated by reference. See "Where You Can Find More Information" on page V-1. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

                                               AS OF AND FOR
                                                 THE NINE
                                               MONTHS ENDED    AS OF AND FOR THE YEAR
                                               SEPTEMBER 30,     ENDED DECEMBER 31,
                                               -------------   ----------------------
                                               1999    1998     1998    1997    1996
                                               -----   -----   ------   -----   -----
MONSANTO HISTORICAL PER COMMON SHARE DATA:
Basic earnings per share -- continuing
operations.................................    $0.72   $0.47   $(0.22)  $0.26   $0.48
  Diluted earnings per share -- continuing
     operations............................     0.70    0.45    (0.22)   0.24    0.47
  Dividends per common share...............     0.09    0.09     0.12    0.50    0.59
  Book value per common share..............     8.26      --     7.93      --      --
PHARMACIA & UPJOHN HISTORICAL PER COMMON
  SHARE DATA:
  Basic earnings per share -- continuing
     operations............................    $1.12   $0.97    $1.20   $0.48   $1.04
  Diluted earnings per share -- continuing
     operations............................     1.09    0.95     1.17    0.48    1.03

                                               AS OF AND FOR
                                                 THE NINE
                                               MONTHS ENDED    AS OF AND FOR THE YEAR
                                               SEPTEMBER 30,     ENDED DECEMBER 31,
                                               -------------   ----------------------
                                               1999    1998     1998    1997    1996
                                               -----   -----   ------   -----   -----
Dividends per common share.................     0.81    0.81     1.08    1.08    1.08
  Book value per common share..............    10.71      --    10.81      --      --
UNAUDITED PRO FORMA COMBINED
  Basic earnings per share -- continuing
     operations............................    $0.83   $0.64    $0.40   $0.33   $0.68
  Diluted earnings per share -- continuing
     operations............................     0.81    0.62     0.39    0.32    0.67
  Dividends per common share(1)............
  Book value per common share..............     8.56      --     8.43      --      --
UNAUDITED PRO FORMA COMBINED PER PHARMACIA
  & UPJOHN EQUIVALENT SHARE:
  Basic earnings per share -- continuing
     operations............................    $0.99   $0.76    $0.48   $0.39   $0.81
  Diluted earnings per share -- continuing
     operations............................     0.96    0.74     0.46    0.38    0.80
  Dividends per common share(1)............
  Book value per common share..............    10.19      --    10.03      --      --

---------------
(1) Monsanto's current quarterly dividend is $0.03 per share of common stock ($0.12 per share annualized) and is subject to future approval and declaration of the board of directors of Monsanto. Pharmacia & Upjohn's current quarterly dividend is $0.27 per share of common stock ($1.08 per share annualized) and is subject to future approval and declaration by the board of directors of Pharmacia & Upjohn. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia's current dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the company's board of directors may deem relevant.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

     The following information has been provided to aid you in your analysis of the financial aspects of the merger. This information was derived from the audited consolidated financial statements of each of Monsanto and Pharmacia & Upjohn for the years 1996 through 1998 and the unaudited consolidated condensed financial statements of each of Monsanto and Pharmacia & Upjohn for the nine months ended September 30, 1999. The information is only a summary and should be read together with the historical financial statements and related notes contained in the annual reports and quarterly reports and other information that we have filed with the SEC and incorporated by reference.

POOLING OF INTERESTS ACCOUNTING TREATMENT

     The merger is expected to be accounted for as a "pooling of interests." This means that, for accounting and financial reporting purposes, the companies will be treated as if they had always been combined. We have presented unaudited pro forma condensed combined financial information that reflects the pooling of interests method of accounting to provide a picture of what the businesses might have looked like had they always been combined. The pro forma condensed combined statements of income and pro forma condensed combined statement of financial position were prepared by combining the historical amounts of each company. The companies may have performed differently had they always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have occurred or the future results that will occur after the merger.

PERIODS COVERED

     The following unaudited pro forma combined condensed statement of financial position as of September 30, 1999, is presented as if the merger had occurred on September 30, 1999. The unaudited pro forma combined condensed statements of income for the nine months ended September 30, 1999, and for the years ended December 31, 1998, 1997 and 1996, are presented as if the companies had always been merged.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                  (UNAUDITED)
              (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                            HISTORICAL
                                      ----------------------
                                                 PHARMACIA &    PRO FORMA    PRO FORMA
                                      MONSANTO     UPJOHN      ADJUSTMENTS   COMBINED
                                      --------   -----------   -----------   ---------
Net Sales...........................   $6,804      $5,310                     $12,114
Costs, Expenses and Other:
  Cost of Goods Sold................    2,450       1,421                       3,871
  Selling, General and
     Administrative Expenses........    2,107       2,019                       4,126
  Research and Development..........    1,008       1,050                       2,058
  Amortization of Intangible
     Assets.........................      259          68                         327
  Restructuring, Merger and Special
     Charges........................       10          32                          42
  Interest Expense..................      287          41                         328
  Interest Income...................      (30)        (54)                        (84)
  Other (Income) Expense, net.......       13        (111)                        (98)
                                       ------      ------                     -------
Income from Continuing Operations
  Before Income Taxes...............      700         844                       1,544
Income Tax Expense..................      243         255                         498
                                       ------      ------                     -------
Income from Continuing Operations...   $  457      $  589                     $ 1,046
                                       ======      ======                     =======
Earnings from continuing operations
  per common share:
  Basic.............................   $ 0.72      $ 1.12                     $  0.83
  Diluted...........................   $ 0.70      $ 1.09                     $  0.81
Weighted average shares outstanding:
  Basic.............................    632.6       517.2          98.3       1,248.1
  Diluted...........................    648.6       534.5         101.6       1,284.7

See accompanying notes to unaudited pro forma condensed combined financial information.

            PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)
                          YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
              (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                            HISTORICAL
                                      ----------------------
                                                 PHARMACIA &    PRO FORMA    PRO FORMA
                                      MONSANTO     UPJOHN      ADJUSTMENTS   COMBINED
                                      --------   -----------   -----------   ---------
Net Sales...........................   $7,237      $6,758                     $13,995
Costs, Expenses and Other:
  Cost of Goods Sold................    2,912       2,031                       4,943
  Selling, General and
     Administrative Expenses........    2,129       2,552                       4,681
  Research and Development..........    1,308       1,234                       2,542
  Acquired In-Process Research and
     Development....................      402           0                         402
  Amortization and Adjustment of
     Intangible Assets..............      286          98                         384
  Restructuring, Merger and Special
     Charges........................      153          92                         245
  Interest Expense..................      210          26                         236
  Interest Income...................      (47)        (92)                       (139)
  Other Income, net.................      (31)       (160)                       (191)
                                       ------      ------                     -------
Income (Loss) from Continuing
  Operations Before Income Taxes....      (85)        977                         892
Income Tax Expense..................       46         346                         392
                                       ------      ------                     -------
Income (Loss) from Continuing
  Operations........................   $ (131)     $  631                     $   500
                                       ======      ======                     =======
Earnings (loss) from continuing
  operations per common share:
  Basic.............................   $(0.22)     $ 1.20                     $  0.40
  Diluted...........................   $(0.22)     $ 1.17                     $  0.39
Weighted average shares outstanding:
  Basic.............................    603.5       517.5          98.4       1,219.4
  Diluted...........................    603.5       534.0         129.6       1,267.1

See accompanying notes to unaudited pro forma condensed combined financial information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
              (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                            HISTORICAL
                                      ----------------------
                                                 PHARMACIA &    PRO FORMA    PRO FORMA
                                      MONSANTO     UPJOHN      ADJUSTMENTS   COMBINED
                                      --------   -----------   -----------   ---------
Net Sales...........................   $6,058      $6,586                     $12,644
Costs, Expenses and Other:
  Cost of Goods Sold................    2,382       2,047                       4,429
  Selling, General and
     Administrative Expenses........    1,745       2,642                       4,387
  Research and Development..........    1,049       1,246                       2,295
  Acquired In-Process Research and
     Development....................      633           0                         633
  Amortization of Intangible
     Assets.........................      121         107                         228
  Restructuring, Merger and Special
     Charges........................        0         316                         316
  Interest Expense..................      135          33                         168
  Interest Income...................      (45)       (113)                       (158)
  Other Income, net.................      (89)       (127)                       (216)
                                      -------    --------                    --------
Income from Continuing Operations
  Before Income Taxes...............      127         435                         562
Income Tax Expense (Benefit)........      (22)        177                         155
                                      -------    --------                    --------
Income from Continuing Operations...   $  149      $  258                     $   407
                                      -------    --------                    --------
                                      -------    --------                    --------
Earnings from continuing operations
  per common share:
  Basic.............................   $ 0.26      $ 0.48                     $  0.33
  Diluted...........................   $ 0.24      $ 0.48                     $  0.32
Weighted average shares outstanding:
  Basic.............................    590.2       516.0          98.0       1,204.2
  Diluted...........................    610.5       529.9         105.1       1,245.5

See accompanying notes to unaudited pro forma condensed combined financial information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
              (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                          HISTORICAL
                                    ----------------------
                                               PHARMACIA &    PRO FORMA     PRO FORMA
                                    MONSANTO     UPJOHN      ADJUSTMENTS    COMBINED
                                    --------   -----------   -----------    ---------
Net Sales.........................  $ 4,862      $ 7,176                    $ 12,038
Costs, Expenses and Other:
  Cost of Goods Sold..............    1,953        2,116                       4,069
  Selling, General and
     Administrative Expenses......    1,540        2,453                       3,993
  Research and Development........      657        1,283                       1,940
  Amortization and Adjustment of
     Intangible Assets............       98          119                         217
  Restructuring, Merger and
     Special Charges..............      312          585                         897
  Interest Expense................       83           56                         139
  Interest Income.................      (51)        (161)                       (212)
  Other Income, net...............      (86)         (93)      $    8(g)(2)     (171)
                                    -------      -------       ------       --------
Income from Continuing Operations
  Before Income Taxes.............      356          818           (8)         1,166
Income Tax Expense................       77          268                         345
                                    -------      -------       ------       --------
Income from Continuing
  Operations......................  $   279      $   550       $   (8)      $    821
                                    =======      =======       ======       ========
Earnings from continuing
  operations per common share:
  Basic...........................  $  0.48      $  1.04                    $   0.68
  Diluted.........................  $  0.47      $  1.03                    $   0.67
Weighted average shares
  outstanding:
  Basic...........................    581.2        515.1         97.9        1,194.2
  Diluted.........................    598.9        530.5        100.2        1,229.6

See accompanying notes to unaudited pro forma condensed combined financial information.

          PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
                               SEPTEMBER 30, 1999
                                  (UNAUDITED)
                             (AMOUNTS IN MILLIONS)

                                                                              PRO FORMA     PRO FORMA
                                                        HISTORICAL           ADJUSTMENTS    COMBINED
                                                  -----------------------    -----------    ---------
                                                              PHARMACIA &
                                                  MONSANTO      UPJOHN
                                                  --------    -----------
                                               ASSETS
Current assets:
  Cash and cash equivalents.....................  $    84       $ 1,245                     $  1,329
  Short-term investments........................       --           137                          137
  Receivables...................................    2,791         1,420                        4,211
  Inventories...................................    1,598         1,118                        2,716
  Other current assets..........................    1,174           776                        1,950
                                                  -------       -------                     --------
Total current assets............................    5,647         4,696                       10,343
Net property, plant and equipment...............    3,050         3,278                        6,328
Intangible assets, net of accumulated
  amortization..................................    4,645         1,176                        5,821
Other assets....................................    1,055         1,308       $     26(d)      2,389
Net assets of discontinued operations...........    1,586             0                        1,586
                                                  -------       -------       --------      --------
         Total assets...........................  $15,983       $10,458       $     26      $ 26,467
                                                  =======       =======       ========      ========

                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt...............................  $   915       $ 1,056                     $  1,971
  Accounts payable..............................      472           333                          805
  Accrued liabilities...........................    2,168         1,857       $    110(d)      4,135
                                                  -------       -------       --------      --------
Total current liabilities.......................    3,555         3,246            110         6,911
Long-term debt..................................    5,961           339                        6,300
Other liabilities...............................    1,224         1,325                        2,549
                                                  -------       -------       --------      --------
         Total liabilities......................   10,740         4,910            110        15,760
                                                  -------       -------       --------      --------
Shareholders' equity:
  Preferred stock (Monsanto)....................        0             0            273(g)(3)      273
  Preferred stock (Pharmacia & Upjohn)..........        0           273           (273)(g)(3)        0
  Common stock issued...........................    1,694             5          1,231(g)(l)    2,930
  Additional contributed capital................    1,467         1,492         (1,170)(g)(l)    1,789
  Treasury stock................................   (2,449)           (9)             9(g)(l)   (2,449)
  Retained earnings.............................    5,101         5,501           (154)(d)    10,448
  Reserve for ESOP debt retirement..............      (91)         (247)                        (338)
  Accumulated other comprehensive loss..........     (479)       (1,467)                      (1,946)
                                                  -------       -------       --------      --------
         Total shareholders' equity.............    5,243         5,548            (84)       10,707
                                                  -------       -------       --------      --------
         Total liabilities and shareholders'
           equity...............................  $15,983       $10,458       $     26      $ 26,467
                                                  =======       =======       ========      ========

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(a) Basis of Presentation

     The unaudited pro forma condensed combined statements of income (loss) are based on the unaudited consolidated condensed financial statements of each of Monsanto and Pharmacia & Upjohn for the nine months ended September 30, 1999, and the audited consolidated financial statements of each of Monsanto and Pharmacia & Upjohn for the years ended December 31, 1998, 1997 and 1996. The unaudited pro forma condensed combined statement of financial position is based on the unaudited consolidated condensed financial statements of each of Monsanto and Pharmacia & Upjohn at September 30, 1999. In the opinion of Monsanto and Pharmacia & Upjohn management, all adjustments and/or disclosures necessary for a fair presentation of the pro forma data have been made. These unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or the financial position that would have been achieved had the merger been consummated as of the dates indicated or of the results that may be obtained in the future.

(b) Accounting Policies and Financial Statement Classifications

     The accounting policies of Monsanto and Pharmacia & Upjohn are substantially comparable, except for their accounting policies for the sale of stock by a subsidiary as described in "Other Pro Forma Adjustments". Certain revenues, costs and other deductions in the consolidated statements of earnings of Pharmacia & Upjohn have been reclassified to conform to the line item presentation in the pro forma condensed combined statements of income (loss). Certain assets and liabilities in the consolidated statements of financial position of Monsanto and Pharmacia & Upjohn have been reclassified to conform to the line item presentation in the pro forma condensed combined statement of financial position.

(c) Pro Forma Earnings Per Share

     The pro forma combined basic earnings per share is based on income from continuing operations less preferred stock dividends ($10 million for the nine months ended September 30, 1999, and $13 million for each of the years ended December 31, 1998, 1997 and 1996, respectively) and the weighted average number of outstanding common shares. Diluted income per share includes the dilutive effect of incentive stock options, convertible perpetual preferred stock and certain convertible debt securities. The weighted average number of outstanding common shares has been adjusted to reflect the exchange ratio of 1.19 shares of Monsanto common stock for each share of Pharmacia & Upjohn common stock.

(d) Merger-Related Expenses

     A one-time charge for direct incremental merger-related transaction costs will be recorded in the quarter in which the merger is consummated. The direct incremental merger-related transaction costs consist principally of charges related to investment banking fees, professional services, registration and other regulatory costs (approximately $110 million) and stock compensation arrangements (approximately $70 million before tax). The charges for stock compensation arrangements consist of accounting charges related to certain Monsanto stock options which were granted with exercise prices above the fair market value of Monsanto common stock on the date such options were granted (the "premium options"). Pursuant to the terms of the premium options, at consummation of the merger, the exercise price of such premium option will be reduced to equal the fair market value on the date of grant.

(e) Integration-Related Expenses

     Monsanto and Pharmacia & Upjohn expect to incur pre-tax charges to operations, currently estimated to be between $500 and $800 million, to reflect costs associated with combining the operations of the two companies. These costs will be recorded subsequent to consummation of the merger. These amounts are preliminary estimates and are therefore subject to change. Additional unanticipated expenses may be incurred in the integration of the businesses of Monsanto and Pharmacia & Upjohn. Although Monsanto and Pharmacia & Upjohn expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, no assurance can be given that these benefits will be achieved in the near term or at all. The unaudited pro forma condensed combined financial statements reflect neither the impact of these charges nor the benefits from the expected synergies.

(f) Agricultural Initial Public Offering

     Monsanto and Pharmacia & Upjohn have announced an intention to reorganize the Monsanto agricultural business, as a subsidiary of the combined company and sell up to 19.9% of this subsidiary by means of an initial public offering. The agricultural business would become a separate legal entity, with a stand-alone board of directors and its own publicly traded stock upon completion of the intended initial public offering.

     At the time of the initial public offering for a minority interest in the agricultural business, any difference between the fair market value (expressed as the offering price) and the net book value of the minority interest at the time of the offering will be recorded as an adjustment to stockholders' equity. No price for the intended offering has been established. Subsequent to an offering, the combined company would reflect a minority interest in the equity of a consolidated subsidiary on its statement of financial position and a minority interest in the earnings of a consolidated subsidiary on its statement of income.

(g) Other Pro Forma Adjustments

     (1) A pro forma adjustment has been made to reflect the assumed issuance of approximately 618 million shares of Monsanto common stock in exchange for all of the outstanding Pharmacia & Upjohn common stock (based on the exchange ratio of 1.19). The actual number of shares of Monsanto common stock to be issued in connection with the merger will be based on the number of shares of Pharmacia & Upjohn common stock issued and outstanding at the effective time.

     (2) In 1996, Pharmacia & Upjohn recorded a gain of $8 million on the issuance of new shares by one of its subsidiaries in an initial public offering. The accounting policy of Monsanto for this type of transaction requires that the resulting gain be recorded as a credit to shareowners' equity rather than as income. Therefore, the pro forma condensed combined statement of income for the year ended December 31, 1996, has been adjusted to conform accounting policies and eliminate the gain that was recorded by Pharmacia & Upjohn.

     (3) Under the merger agreement, each outstanding share of Pharmacia & Upjohn convertible perpetual preferred stock will be converted into the right to receive one share of convertible perpetual preferred stock of Monsanto. The terms of the Monsanto convertible perpetual preferred stock are substantially identical to the terms of the Pharmacia & Upjohn convertible perpetual preferred stock.

                                 CHAPTER THREE

                       INFORMATION ABOUT THE MEETINGS AND
                          VOTING RELATED TO THE MERGER

     The Monsanto board of directors is using this document to solicit proxies from the holders of Monsanto common stock for use at the Monsanto meeting. The Pharmacia & Upjohn board of directors is also using this document to solicit proxies from the holders of Pharmacia & Upjohn common stock and convertible preferred stock for use at the Pharmacia & Upjohn meeting. We are first mailing this document and accompanying forms of proxies to Monsanto and Pharmacia & Upjohn stockholders on or about --, 2000.

MATTERS RELATING TO THE MEETINGS

                                 TIME AND PLACE

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
[Day], [Date], 2000                          [Day], [Date], 2000
[Time], Local Time                           [Time], Local Time
[Location]                                   [Location]
[Address]                                    [Address]
[City, State]                                [City, State]

              PURPOSE OF MEETING IS TO VOTE ON THE FOLLOWING ITEMS

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
1. A proposal to approve the issuance of     1. A proposal to approve and adopt the
   common stock and convertible perpetual       merger agreement.
   preferred stock in the merger.
                                             2. Such other matters as may properly come
2. A proposal to amend the Monsanto charter     before the Pharmacia & Upjohn meeting,
   to effect (a) the change of Monsanto's       including the approval of any
   name to Pharmacia Corporation, (b) the       adjournment of the meeting.
   increase in the number of authorized
   shares of common stock from one billion
   to three billion shares, (c) the
   elimination of the current prohibition
   on preferred stock having more than one
   vote per share and (d) the change of the
   par value of authorized preferred stock
   from no par value to $0.01 par value per
   share.

3. Such other matters as may properly come before the Monsanto meeting, including the approval of any adjournment of the meeting.

                                      III-1

                                  RECORD DATE

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
Holders of record of Monsanto common stock   Holders of record of Pharmacia & Upjohn
at the close of business on -- 2000, will    common stock and Pharmacia & Upjohn
be entitled to vote.                         convertible perpetual preferred stock at
                                             the close of business on --, 2000, will be
                                             entitled to vote.

                     OUTSTANDING SHARES HELD ON RECORD DATE

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
As of --, 2000, there were approximately --  As of --, 2000, there were approximately --
outstanding shares of Monsanto common        outstanding shares of Pharmacia & Upjohn
stock.                                       common stock and approximately --
                                             outstanding shares of Pharmacia & Upjohn
                                             convertible perpetual preferred stock.

                            SHARES ENTITLED TO VOTE

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
Each share of Monsanto common stock that     Each share of Pharmacia & Upjohn common
you own as of the record date entitles you   stock that you own as of the record date
to one vote.                                 entitles you to one vote. Each share of
                                             Pharmacia & Upjohn convertible perpetual
Shares held by Monsanto in its treasury      preferred stock entitles the trustee of
will not be voted.                           Pharmacia & Upjohn's employee stock
                                             ownership plan to 1,450 votes. The trustee
                                             of the Pharmacia & Upjohn employee stock
                                             ownership plan is required to vote
                                             allocated shares of the convertible
                                             perpetual preferred shares in accordance
                                             with instructions it receives from the
                                             participants in the plan.
                                             Shares held by Pharmacia & Upjohn in its
                                             treasury will not be voted.

                               QUORUM REQUIREMENT

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
A quorum of stockholders is necessary to     A quorum of stockholders is necessary to
hold a valid meeting.                        hold a valid meeting.
The presence in person or by proxy at the    The presence in person or by proxy at the
meeting of holders of a majority of the      meeting of holders of a majority of the
shares of Monsanto common stock entitled to  shares of Pharmacia & Upjohn entitled to
vote at the meeting is a quorum.             vote at the meeting is a quorum.
Abstentions count as present for             Abstentions count as present for
establishing a quorum. Shares held by        establishing a quorum. Shares held by
Monsanto in its treasury and broker
"non-votes"

                                      III-2

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
do not count toward a quorum.                Pharmacia & Upjohn in its treasury and
                                             broker "non-votes" do not count toward a
A broker non-vote occurs on a proposal when  quorum.
a broker is not permitted to vote on that
proposal without instruction from the        A broker non-vote occurs on a proposal when
beneficial owner of the shares and no        a broker is not permitted to vote on that
instruction is given.                        proposal without instruction from the
                                             beneficial owner of the shares and no
                                             instruction is given.

   SHARES BENEFICIALLY OWNED BY MONSANTO AND PHARMACIA & UPJOHN DIRECTORS AND
                       EXECUTIVE OFFICERS AS OF --, 2000

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
Monsanto directors and executive officers    Pharmacia & Upjohn directors and executive
beneficially own -- shares of Monsanto       officers beneficially own -- shares of
common stock, including exercisable          Pharmacia & Upjohn common stock, including
options. These shares represent in total     exercisable options. These shares represent
less than 1% of the shares of Monsanto       in total less than 1% of the shares of
common stock outstanding as of --, 2000.     Pharmacia & Upjohn common stock outstanding
These individuals have indicated that they   as of --, 2000.
intend to vote in favor of the Monsanto      These individuals have indicated that they
proposals.                                   intend to vote in favor of the Pharmacia &
                                             Upjohn proposal.

VOTE NECESSARY TO APPROVE MONSANTO AND PHARMACIA & UPJOHN PROPOSALS

                      VOTE NECESSARY TO APPROVE PROPOSALS

                 MONSANTO                                PHARMACIA & UPJOHN
                 --------                                ------------------
Approval of the issuance of common stock     Adoption of the merger agreement requires
and convertible perpetual preferred stock    the affirmative vote of the holders of a
in the merger requires the affirmative vote  majority of the total votes entitled to be
of the holders of a majority of the shares   cast by holders of Pharmacia & Upjohn
present in person or represented by proxy    common stock and Pharmacia & Upjohn
at the meeting. Approval of the Monsanto     convertible preferred stock, voting as a
charter amendments requires the affirmative  single class. Abstentions and broker
vote of the holders of a majority of the     non-votes will have the same effect as
outstanding shares of Monsanto common        votes against adoption of the merger
stock. Abstentions will be treated as        agreement.
shares present and entitled to vote, and
will have the same effect as a vote against
the issuance of shares of common stock and
convertible perpetual preferred stock.
Broker non-votes are not counted for the
purpose of determining the number of shares
present in person or by proxy on a voting
matter and have no effect on the outcome of
the vote on the issuance of shares of
common stock and convertible perpetual
preferred stock. Abstentions and broker
non-votes will have the same effect as
votes against the Monsanto charter
amendments.

                                      III-3

VOTING BY PROXY

     VOTING YOUR PROXY. You may vote in person at your meeting or by proxy. We recommend you vote by proxy even if you plan to attend your meeting. You can always change your vote at the meeting.

     Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposal submitted at your meeting or abstain from voting.

HOW TO VOTE BY PROXY

                           BY TELEPHONE OR INTERNET*

                 MONSANTO                                PHARMACIA & UPJOHN
                 --------                                ------------------
Call toll-free 1-877-PRX-VOTE (1-877-779-    Call toll-free 1-888-221-0693 and follow
8683) or, if outside the U.S., call          the instructions. You will need to give the
1-201-536-8073 and follow the instructions.  personal identification number contained on
You will need to give the personal           your proxy card.
identification number contained on your
proxy card.
Or, go to www.eproxy.com/mtc and follow the  Pharmacia & Upjohn does not offer voting by
instructions. You will need to give the      Internet.
personal identification number contained on
your proxy card.

                                   IN WRITING

                 MONSANTO                                PHARMACIA & UPJOHN
                 --------                                ------------------
Complete, sign, date and return your proxy   Complete, sign, date and return your proxy
card in the enclosed envelope.               card in the enclosed envelope.

---------------
* If you hold shares through a broker or other custodian, please follow the voting instructions for the voting form used by that firm.

     VOTING BY MONSANTO PLAN PARTICIPANTS. If you are a participant in the Monsanto Dividend Reinvestment Plan, your proxy will also serve as an instruction to vote the shares held for your account under that plan in the manner indicated on the proxy. If your proxy is not received, the shares held in your account in the Dividend Reinvestment Plan will not be voted.

     If you are a participant in the Monsanto Savings and Investment Plan or the Solutia Inc. Savings and Investment Plan, your proxy card will also serve as a voting instruction card for the trustee of that plan with respect to the shares held in your account. The plan provides that the trustee will vote unallocated and uninstructed shares of Monsanto common stock in the same proportion as it votes the shares with respect to which it has received instructions. The trustee will always exercise its voting obligations consistent with its fiduciary duties under the Employee Retirement and Income Security Act of 1974 and other legal requirements.

                                      III-4

     VOTING BY PHARMACIA & UPJOHN PLAN PARTICIPANTS. If you are a participant in the Pharmacia & Upjohn Employee Savings Plan, your proxy card will also serve as a voting instruction card for the trustee of the plan with respect to the shares held in your account. The trustee will vote the shares held in the plan for which voting instructions are not received in the same proportion as the shares for which voting instructions are received. However, the trustee will always exercise voting obligations consistent with its fiduciary duties under the Employee Retirement Income Security Act of 1974 and other legal requirements.

     If you submit your proxy but do not make specific choices, your proxy will follow your board's recommendations and vote your shares for their recommendations.

     MONSANTO'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ISSUANCE OF COMMON STOCK AND PREFERRED STOCK IN THE MERGER, AND THAT YOU VOTE FOR THE MONSANTO CHARTER AMENDMENTS, BOTH TO FACILITATE THE MERGER.

     PHARMACIA & UPJOHN'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER.

     REVOKING YOUR PROXY.  You may revoke your proxy before it is voted by:

     - submitting a new proxy with a later date, including a proxy given by telephone or, if you are a Monsanto stockholder, via the Internet,

     - notifying your company's Secretary in writing before the meeting that you have revoked your proxy, or

     - voting in person at the meeting.

     VOTING IN PERSON. If you plan to attend a meeting and wish to vote in person, we will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on --, 2000, the record date for voting.

     PEOPLE WITH DISABILITIES. We can provide reasonable assistance to help you participate in the meeting if you tell us about your disability and your plan to attend. Please call or write the Secretary of your company at least two weeks before your meeting at the number or address under "Summary -- The Companies" on page I-3.

     CONFIDENTIAL VOTING. Independent inspectors count the votes. Your individual vote is kept confidential from us unless special circumstances exist. For example, a copy of your proxy card will be sent to us if you write comments on the card.

     PROXY SOLICITATION.  We will pay our own costs of soliciting proxies.

     In addition to this mailing, Monsanto and Pharmacia & Upjohn employees may solicit proxies personally, electronically or by telephone. Monsanto is paying Georgeson Shareholder Communications Inc. a customary fee, plus expenses to assist with the solicitation. Pharmacia & Upjohn is paying D.F. King & Co. and Innisfree M&A Inc. customary fees, plus expenses, to assist with the solicitation.

                                      III-5

     The extent to which these proxy soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should send in your proxy by mail, or telephone or, if you are a Monsanto stockholder, Internet, without delay. We will also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. THE EXCHANGE AGENT WILL MAIL TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR PHARMACIA & UPJOHN COMMON STOCK AND CONVERTIBLE PERPETUAL PREFERRED STOCK TO FORMER PHARMACIA & UPJOHN STOCKHOLDERS AS SOON AS PRACTICABLE AFTER THE COMPLETION OF THE MERGER.

OTHER BUSINESS; ADJOURNMENTS

     We are not currently aware of any other business to be acted upon at either meeting. If, however, other matters are properly brought before either meeting, or any adjourned meeting, your proxies will have discretion to vote or act on those matters according to their best judgment, including to adjourn the meeting.

     Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting. Neither of us currently intends to seek an adjournment of our meeting.

                                      III-6

                                  CHAPTER FOUR

                           CERTAIN LEGAL INFORMATION

     Monsanto and Pharmacia & Upjohn have agreed in the merger agreement that, subject to Monsanto stockholder approval of the charter amendments, the Monsanto charter and bylaws will be amended at the effective time of the merger to reflect the governance arrangements agreed to by Monsanto and Pharmacia & Upjohn, all as summarized in the chart below. See "The Merger" on page I-21. Copies of the Pharmacia & Upjohn charter and bylaws and the Monsanto charter and bylaws, in each case as in effect on the date of this joint proxy statement/prospectus, will be sent to Monsanto or Pharmacia & Upjohn stockholders upon request. See "Where You Can Find More Information" on page V-1. The summary contained in the following chart is not intended to be complete and is qualified by reference to Delaware law, the Pharmacia & Upjohn charter and bylaws and the Monsanto charter and bylaws, in each case as in effect on the date of this joint proxy statement/prospectus.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF PHARMACIA & UPJOHN AND MONSANTO STOCKHOLDERS AND RIGHTS THOSE STOCKHOLDERS WILL HAVE AS PHARMACIA CORPORATION STOCKHOLDERS FOLLOWING THE MERGER

                            AUTHORIZED CAPITAL STOCK

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
The authorized capital stock of Pharmacia &  The authorized capital stock of Monsanto
Upjohn consists of 1.5 billion shares of     consists of 1 billion shares of common
common stock and 100 million shares of       stock and 10 million shares of preferred
preferred stock, including 7,500 shares of   stock, including 700,000 shares of Series A
Series A Convertible Perpetual Preferred     Junior Participating Preferred Stock.
Stock.                                       If the merger is completed, the authorized
As of the date of this document no shares    capital stock of the combined company will
of any series of Pharmacia & Upjohn          consist of 3 billion shares of common stock
preferred stock are outstanding, other than  and 10 million shares of preferred stock,
-- shares of Series A Convertible Perpetual  including 1,500,000 shares of Series A
Preferred Stock.                             Junior Participating Preferred Stock and --
                                             shares of Series B Convertible Perpetual
                                             Preferred Stock.
                                             As of the date of this document, no shares
                                             of any series of Monsanto preferred stock
                                             are outstanding. It is anticipated that
                                             approximately -- shares of Series B
                                             Convertible Perpetual Preferred Stock will
                                             be issued in the merger.

                              NUMBER OF DIRECTORS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
The Pharmacia & Upjohn board of directors    The Monsanto board of directors currently
currently consists of 12 directors.          consists of 10 directors.
Until the annual meeting of stockholders in  If the merger is completed, the size of the
2001:                                        Monsanto board of directors will be
- the chairman of the board and the          increased from 10 to 20. The Monsanto board
  president and chief executive officer may  of directors will initially consist of not both be citizens of the United States  Monsanto's current directors and 10 current
  or Canada and may not both be nationals    directors of Pharmacia & Upjohn designated
  of EU member states or Sweden,             by Pharmacia & Upjohn.
- the chairman of the board and the          If the merger is completed, Monsanto's
  president and chief executive officer may  bylaws will be amended to provide that only not be the same person unless approved by  persons nominated by the nominations
  80% of the directors and                   committee of the Monsanto board of
- one-half of the directors must be          directors or by a stockholder in accordance
  citizens of the United States or Canada    with the procedures specified in the bylaws
  and one-half must be nationals from EU     will be eligible to be elected as a
  member states or Sweden.                   director.

                      CLASSIFICATION OF BOARD OF DIRECTORS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
The Pharmacia & Upjohn board of directors    The Monsanto board of directors is divided
is divided into three classes, with each     into three classes, with each class serving
class serving a staggered three-year term.   a staggered three-year term.

                              REMOVAL OF DIRECTORS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
Any or all of the directors may be removed   Directors may be removed from office for
for due cause by vote of the holders of a    cause by the affirmative vote of holders of
majority of the shares entitled to vote.     at least 80% of the voting power of all
Proper notice of any intended removal is     voting stock, voting together as a single
required.                                    class.

                     STOCKHOLDER ACTION BY WRITTEN CONSENT

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
Pharmacia & Upjohn stockholders may not act  Monsanto stockholders may not act by
by written consent in lieu of a meeting of   written consent in lieu of a meeting of
stockholders.                                stockholders.

                  CALLING OF SPECIAL MEETINGS OF STOCKHOLDERS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
The Pharmacia & Upjohn charter provides      The Monsanto bylaws provide that a special
that only the chief executive officer, the   meeting of stockholders may be called only
chairman of the board or a majority of the   by the chairman of the board, the president
directors may call a special meeting of      or pursuant to a resolution of the board of
stockholders.                                directors. If the merger is completed, the
                                             bylaws of the combined company will be
                                             amended to provide that a special meeting
                                             may be called only by the chairman of the
                                             board, the chief executive officer or
                                             pursuant to a resolution of the board of
                                             directors.

                        AMENDMENT OF CHARTER AND BYLAWS

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
Pharmacia & Upjohn's charter may be amended  Monsanto's charter may be amended if the
if the change is proposed by the board of    change is proposed by the board and
directors and approved by the holders of a   approved by the holders of a majority of
majority of the outstanding shares,          the outstanding shares, provided that (1)
provided that                                the approval of the board of directors and
- any change in (a) the name of the          the affirmative vote of holders of at least
  corporation or (b) the provisions of the   80% of Monsanto's voting stock, voting
  charter relating to certain business       together as a single class, are required to
  combinations must be approved by 80% of    make any change relating to (a) the number
  all the directors and 66 2/3% of the       of directors constituting the board of
  stockholders;                              directors, (b) the classification of the
- any change in classification of the board  board of directors, (c) the removal of
  must be approved by 80% of all the         directors, (d) procedures for filing
  directors; and                             vacancies on the board of directors and (e)
- any change in the charter that alters the  the prohibitions on stockholder action by powers, preferences, or special rights of  written consent; and (2) the affirmative
  the Series A Convertible Perpetual         vote of holders of at least 66 2/3% of the
  Preferred Stock so as to affect them       outstanding shares of Monsanto's Series A
  adversely must be approved by 66 2/3% of   Preferred Stock, voting together as a
  the holders of that preferred stock.       single class, is required to materially
The Pharmacia & Upjohn bylaws may be         adversely change the rights of the Series A
amended by the holders of a majority of the  Preferred Stock.
shares entitled to vote or by a majority of  The Monsanto bylaws may be amended by the the directors, except that a vote of 80% of  affirmative vote of at least 80% of all the directors is required to change the  Monsanto's voting stock, voting together as
provisions of the bylaws relating to (a)     a single class. However, the bylaws may
the location of the global corporate         also be amended by the affirmative vote of
management center or operational             a majority of the entire board of
headquarters, (b) the number,                directors.
qualifications and terms of office of
directors, (c) the qualifications of the
chairman of the board and the president and
chief executive officer, (d) the status of
the chairman of the board as a
non-executive chairman, (e) the

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
composition and chairmanship of board
committees, (f) certain arrangements
relating to dividend payments, (g) the use
of all reasonable efforts to maintain a
Swedish Depositary Share program, (h) the
requirement that communications to
stockholders be made in both the English
and Swedish languages, and (i) the location
of the annual meeting of stockholders
alternating between the United States and
Sweden unless, solely in the case of (i),
the number of Swedish stockholders falls
below 5% of the total number of
stockholders or Swedish stockholders cease
to beneficially own at least 5% of the
voting stock. A vote of 80% of all the
directors is required to change the
provisions of the bylaws summarized in this
paragraph.

                            STOCKHOLDER RIGHTS PLAN

   PHARMACIA & UPJOHN STOCKHOLDER RIGHTS             MONSANTO STOCKHOLDER RIGHTS
   -------------------------------------             ---------------------------
Pharmacia & Upjohn has entered into a        Monsanto entered into a Rights Agreement,
Stockholder Protection Rights Agreement,     dated as of January 26, 1990, as amended as
dated as of March 4, 1997, with Harris       of May 31, 1998, with First Chicago Trust
Trust and Savings Bank, as Rights Agent,     Company of New York as successor to the
pursuant to which Pharmacia & Upjohn has     First National Bank of Boston, as Rights
issued rights, exercisable only upon the     Agent, pursuant to which Monsanto issued
occurrence of certain events, to purchase    rights, exercisable only upon the
its Series A Junior Participating Preferred  occurrence of certain events, to purchase
Stock.                                       its Series A Junior Participating Preferred
The rights have no effect upon the           Stock. The rights expire on February 5,
consummation of the merger and stock option  2000. On December 19, 1999, Monsanto
agreements.                                  entered into a substantially similar rights
                                             agreement with EquiServe Trust Company N.A.
                                             providing for the issuance of substantially
                                             similar rights upon the expiration of the
                                             existing rights. See "Description of
                                             Monsanto Capital Stock -- Description of
                                             Rights."
                                             The rights have no effect upon the
                                             consummation of the merger and the stock
                                             option agreements.

                     DESCRIPTION OF MONSANTO CAPITAL STOCK

GENERAL

     The authorized capital stock of Monsanto consists of one billion shares of Monsanto common stock, par value $2 per share, of which, as of January 26, 2000, there were 636,525,885 shares issued and outstanding and 10 million shares of preferred stock, no par value per share, none of which, as of January 26, 2000, were outstanding and 700,000 shares of which, as of January 26, 2000, have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon the exercise of the rights distributed to the holders of Monsanto common stock pursuant to the rights agreement described below under "Description of Rights." All of the outstanding shares of the capital stock of Monsanto are duly authorized, validly issued, fully paid and nonassessable, and no class is entitled to preemptive rights. As of January 26, 2000, except for Monsanto's Series A Junior Participating Preferred Stock purchase rights, Monsanto's 6.50% Adjustable Conversion-rate Equity Security Units, options to acquire approximately 99.2 million shares of Monsanto common stock pursuant to Monsanto stock option plans and the option granted to Pharmacia & Upjohn to purchase up to 94,774,810 shares of Monsanto common stock described under "Stock Option Agreements" on page I-56, there were no outstanding subscriptions, options, warrants, rights, contracts or other arrangements or commitments obligating Monsanto to issue any shares of its capital stock or any securities convertible into or exchangeable for shares of its capital stock. The following summary description of the capital stock of Monsanto does not purport to be complete and is qualified in its entirety by reference to Monsanto's Restated Certificate of Incorporation, including the certificate of designations relating to the Series A Junior Participating Preferred Stock, and to the Delaware General Corporation Law.

MONSANTO COMMON STOCK

     Subject to the rights of holders of any outstanding Monsanto preferred stock, the holders of outstanding shares of Monsanto common stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the Monsanto board of directors may from time to time lawfully determine.

     Each holder of Monsanto common stock is entitled to one vote for each share held and, except as otherwise provided by law or by the Monsanto board of directors with respect to any series of Monsanto preferred stock, the holders of Monsanto common stock will exclusively possess all voting power. Holders of Monsanto common stock are not entitled to accumulate votes for the election of directors. The Monsanto common stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding Monsanto preferred stock, upon liquidation, dissolution or winding up of Monsanto, any assets legally available for distribution to stockowners as such are to be distributed ratably among the holders of the Monsanto common stock at that time outstanding.

     The Monsanto common stock is listed on the New York Stock Exchange under the symbol "MTC".

MONSANTO PREFERRED STOCK

  GENERAL

     The Monsanto board of directors has the authority to issue Monsanto preferred stock in one or more series with such distinctive serial designations, at such price or prices and for such other consideration as may be fixed by the Monsanto board of directors. Monsanto preferred stock of all series shall be in all respects entitled to the same preferences, rights and privileges and subject to the same qualifications, limitations and restrictions; provided, however, that different series of Monsanto preferred stock may vary with respect to, among other things, dividend rates, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting each such series as shall be determined and fixed by resolution or resolutions of the Monsanto board of directors providing for the issuance of such series, without any further vote or action by the stockholders of Monsanto. All the shares of any one series will be alike in every particular. Monsanto's charter currently provides that no share of any series of preferred stock may be entitled to more than one vote, although Monsanto proposes to eliminate this restriction as described in "Chapter III -- Information about the Meetings and Voting Related to the Merger." The ability of the Monsanto board of directors to issue Monsanto preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Monsanto. As of the date of this joint proxy statement/prospectus, no shares of Monsanto preferred stock are issued and outstanding and 700,000 shares have been designated as Series A Junior Participating Preferred Stock and reserved for issuance as described below under "Description of Rights." In connection with the merger, the number of shares of Monsanto preferred stock designated as Series A Junior Participating Preferred Stock will be increased to 1,500,000.

  NEW CONVERTIBLE PERPETUAL PREFERRED STOCK

     Designation and Amount. The convertible perpetual preferred stock for which Pharmacia & Upjohn's convertible perpetual preferred stock will be exchangeable will have a par value of $.01 per share and a stated value and a liquidation preference of $40,300.00 per share, plus accrued and unpaid dividends. The authorized number of shares of the preferred stock will be 7,500. The terms of the new preferred stock are essentially the same as those of the Pharmacia & Upjohn preferred stock issued to the trustee of Pharmacia & Upjohn's employee stock ownership trust except that the conversion ratio for the new preferred stock will be changed to reflect the exchange ratio of 1.19 shares of Monsanto common stock to be exchanged for each share of Monsanto common stock.

     Rank. With respect to dividend rights and rights on liquidation, dissolution and winding-up, the new preferred stock will rank senior to all classes of stock of the combined company except those classes of preferred stock expressly designated as ranking senior or on a parity with the new preferred stock.

     Dividends. The holders of new preferred stock will be entitled to receive, when, as and if declared by the board of directors of the combined company out of funds legally available therefor, cash dividends in an amount per share not to exceed $2,518.75 per annum, payable quarterly in arrears. No interest shall accrue on accumulated but unpaid dividends. Holders of shares of new preferred stock will not be entitled to any other dividends.

     Redemption. Upon the giving of specified notice, the combined company, at its option, will be entitled to redeem any or all shares of new preferred stock, at a redemption price of $40,300.00 per share, plus an amount equal to all accrued and unpaid dividends thereon to and including the date of redemption.

     The combined company must redeem all shares of new preferred stock at the redemption price in the event that Pharmacia & Upjohn's employee stock ownership trust is terminated or Pharmacia & Upjohn's employee stock ownership plan is terminated or eliminated from employee stock ownership trust in accordance with the terms of the trust, plus an amount equal to all accrued and unpaid dividends thereon to and including the date of redemption.

     In addition, the combined company must redeem the new preferred stock at the redemption price plus accrued and unpaid dividends thereon to the date fixed for redemption if the following events occur: (i) when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable under the promissory note from the trustee of the employee stock ownership plan to the combined company or any indebtedness, expenses or costs incurred by the holder for the benefit of the plan, or (ii) in the event that the plan is not initially determined by the Internal Revenue Service to be qualified.

     In lieu of paying the redemption price in cash, the combined company will be entitled, at its sole option, to make payment of the redemption price in shares of common stock of the combined company, or in a combination of common stock and cash.

     Conversion Rights. The holders of shares of new preferred stock will have the right, at their option, to convert any or all of such shares into shares of common stock of the combined company initially at a conversion price equal to $23.3555 per share of common stock, with each share of new preferred stock being valued at $40,300 for such purpose. The conversion price will be subject to antidilution adjustments.

     Voting Rights. Each share of new preferred stock has voting rights equal to the number of shares of common stock of the combined company into which such new preferred stock could be converted on the record date for determining the stockholders entitled to vote, voting together with the holders of shares of new common stock as one class.

     The vote of at least 66 2/3% of the outstanding new preferred stock, voting separately as a series, will be required to adopt any alteration, amendment or repeal of any provision of the combined company's certificate of incorporation, if such amendment, alteration or repeal would alter or change the powers, preferences or special rights of the new preferred stock so as to affect them adversely.

     Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the combined company, the holders of new preferred stock will be entitled to receive liquidating distributions in the amount of $40,300 per share, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, before any distribution or payment is made to holders of common stock of the combined company or on any other class of the company stock ranking junior to the new preferred stock.

     Consolidation, Merger. In the event the combined company consummates any consolidation or merger or similar business combination, pursuant to which the common stock of the combined company is exchanged solely for or changed, reclassified or converted solely into stock of any successor or resulting corporation that constitutes "qualifying employer securities" with respect to a holder of new preferred stock within the meaning of the Internal Revenue Code and the Employee Retirement Income Security Act, the new preferred stock of such holder will be assumed by and will become preferred stock of such successor or resulting corporation, having in respect of such corporation the same powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions that the new preferred stock had immediately prior to such transaction.

     In the event the combined company consummates any business combination of the type described in the preceding paragraph pursuant to which the common stock of the combined company is exchanged for consideration that does not constitute "qualifying employer securities", the outstanding shares of new preferred stock will be automatically converted into the number of shares of common stock of the combined company into which such shares of new preferred stock could have been converted at such time.

     Certain Potential Antitakeover Effects of the New Preferred
Stock. Although the issuance of shares of new preferred stock in connection with the merger is not intended as an antitakeover device, it should be noted that such issuance, and the issuance of common stock of the combined company or other securities into which the new preferred stock is convertible or exchangeable, may have certain antitakeover effects. It may discourage or render more difficult a merger, tender offer or proxy contest involving the combined company or deter a third party from seeking to acquire control of the combined company.

     A form of the Certificate of Designations for Monsanto Series B Convertible Perpetual Preferred Stock is included as Annex J to this document.

DESCRIPTION OF RIGHTS

     In January 1990, pursuant to a Rights Agreement, dated as of January 26, 1990 between Monsanto and First Chicago Trust Company as successor to the First National Bank of Boston, as Rights Agent, the Monsanto board of directors declared a dividend of one Monsanto Series A Junior Participating Preferred Stock Purchase Right on each then-outstanding share of Monsanto common stock. The rights expire on February 5, 2000. On December 19, 1999, the Monsanto board of directors approved a rights agreement with EquiServe Trust Company N.A., as Rights Agent, providing for rights substantially similar to those under the Monsanto rights agreement upon the expiration of the existing Monsanto rights agreement. If a person or group acquires beneficial ownership of 20% or more, or announces a tender offer that would result in beneficial ownership of 20% or more, of the outstanding Monsanto common stock, the rights become exercisable, and the owner will be entitled to purchase one one-thousandth of a share of Monsanto Series A Junior Participating Preferred Stock for $250. If Monsanto is acquired in a business combination transaction while the rights are outstanding, the holder will be entitled to purchase, for $250, common shares of the acquiring company having a market value of $500. In addition, if a person or group acquires beneficial ownership of 20% or more of the outstanding Monsanto common stock, the holder (other than such person or members of such group), will be entitled to purchase, for $250, a number of shares of Monsanto common stock having a market value of $500. Furthermore, at any time after a person or group acquires beneficial ownership of 20% or more (but less than 50%) of the outstanding Monsanto common stock, the Monsanto board of directors may, at its option, exchange one share of Monsanto common stock for each outstanding right (other than rights held by the acquiring person or group, which become void). At any time prior to the acquisition of such a 20% position, Monsanto can redeem each right for $0.001. The Monsanto board of directors also is authorized to reduce the aforementioned 20% thresholds to not less than 10%. The rights expire on February 5, 2010.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Monsanto common stock is EquiServe Trust Company, N.A.

STOCK EXCHANGE LISTING; DELISTING AND DEREGISTRATION OF PHARMACIA & UPJOHN
COMMON
  STOCK

     It is a condition to the consummation of the merger that the shares of Monsanto common stock to be issued in the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance. If the merger is completed, Pharmacia & Upjohn common stock will cease to be listed on any stock exchange.

                                 LEGAL MATTERS

     The validity of the Monsanto common stock and convertible perpetual preferred stock to be issued to Pharmacia & Upjohn stockholders in the merger will be passed upon by counsel to Monsanto. It is a condition to the completion of the merger that Monsanto and Pharmacia & Upjohn receive opinions from their respective counsel that the merger will qualify as a tax-free reorganization.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Monsanto at December 31, 1998 and 1997 and for each of the three years in the period ending December 31, 1998 incorporated into this joint proxy statement/prospectus by reference to Monsanto's Annual Report on Form 10-K/A for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of DEKALB Genetics Corporation and subsidiaries incorporated in this joint proxy statement/prospectus by reference to Monsanto's Current Report on Forms 8-K/A filed on February 8, 1999 and January 25, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of Pharmacia & Upjohn incorporated in this joint proxy statement/prospectus by reference to Pharmacia & Upjohn's Current Report on Form 8-K filed on January 25, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited financial information of Pharmacia & Upjohn for the three-month, six-month and nine-month periods ended March 31, 1999, June 30, 1999, and September 30, 1999, respectively, incorporated by reference in this joint proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 27, 1999, July 23, 1999, and October 26, 1999, respectively, incorporated by reference herein state that they did not audit and they do not express an opinion on the unaudited financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Section 7 and 11 of the Act.

                                  CHAPTER FIVE

                    ADDITIONAL INFORMATION FOR STOCKHOLDERS

                          FUTURE STOCKHOLDER PROPOSALS

MONSANTO

     The deadline for receipt of a proposal to be considered for inclusion in Monsanto's proxy statement for the 2000 annual meeting has passed. The deadline for notice of a proposal for which a stockholder will conduct his or her own solicitation has also passed.

PHARMACIA & UPJOHN

     Pharmacia & Upjohn will hold an annual meeting in the year 2000 only if the merger has not already been completed. If such meeting is held, the deadline for receipt of a proposal to be considered for inclusion in Pharmacia & Upjohn's proxy statement for the 2000 annual meeting has already passed. The deadline for notice of a proposal for which a stockholder will conduct his or her own solicitation is February 20, 2000. Any such notice of a proposal should be directed to the attention of the Secretary, Pharmacia & Upjohn, Inc., 100 Route 206 North, Peapack, New Jersey 07977.

                      WHERE YOU CAN FIND MORE INFORMATION

     Monsanto and Pharmacia & Upjohn file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     Monsanto filed a registration statement on Form S-4 to register with the SEC the Monsanto common stock and Monsanto preferred stock to be issued to Pharmacia & Upjohn stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Monsanto in addition to being a proxy statement of Monsanto and Pharmacia & Upjohn for their respective meetings. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in, or incorporated by reference in, this document. This document incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

        MONSANTO SEC FILINGS
          (FILE NO. 1-2516)                             PERIOD
        --------------------                            ------
Annual Report on Form 10-K, as           Fiscal Year ended December 31, 1998
  amended by Form 10-K/A filed on
  January 21, 2000
Quarterly Reports on Form 10-Q, as       Quarters ended March 31, 1999, June
amended by Forms 10-Q/A filed on         30, 1999, and September 30, 1999
January 21, 2000
Current Reports on Form 8-K              Filed on December 8, 1998, as amended
                                         by Form 8-K/A filed on January 25,
                                         2000, February 8, 1999, March 1,
                                         1999, May 4, 1999, December 21, 1999,
                                         December 22, 1999, December 29, 1999,
                                         December 30, 1999, January 11, 2000
                                         and January 25, 2000
Proxy Statement on Schedule 14A          Filed on March 15, 1999
The description of Monsanto common       Dated April 16, 1953
  stock set forth in the Registration
  Statement on Form 8-A
The description of Monsanto's            Filed on December 30, 1999
  preferred share purchase rights
  associated with Monsanto common
  stock set forth in the Registration
  Statement on Form 8-A

   PHARMACIA & UPJOHN SEC FILINGS
        (FILE NO. 001-11557)                            PERIOD
   ------------------------------                       ------
Annual Report on Form 10-K               Fiscal Year ended December 31, 1998
Quarterly Report on Form 10-Q            Quarters ended March 31, 1999, June
                                         30, 1999 and September 30, 1999
Current Reports on Form 8-K              Filed on July 1, 1999, July 30, 1999,
                                         August 17, 1999, September 8, 1999,
                                         December 20, 1999, December 22, 1999,
                                         December 29, 1999, January 10, 2000
                                         and January 25, 2000
Proxy Statement on Schedule 14A          Filed on March 17, 1999
The description of Pharmacia & Upjohn    Filed on October 24, 1995
  common stock set forth in the
  Registration Statement on Form 8-A

     We are also incorporating by reference additional documents that we file with the SEC between the date of this document and the date of the meetings.

     Monsanto has supplied all information contained or incorporated by reference in this document relating to Monsanto and Pharmacia & Upjohn has supplied all such information relating to Pharmacia & Upjohn.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the Secretary of the appropriate company at the following address:

          MONSANTO COMPANY                     PHARMACIA & UPJOHN, INC.
      800 NORTH LINDBERGH BLVD.                   100 ROUTE 206 NORTH
      ST. LOUIS, MISSOURI 63167                    PEAPACK, NJ 07977
           (314) 694-1000                           (888) 768-5501

     If you would like to request documents from us, please do so by --, 2000 to receive them before the meetings.

     You can also get more information by visiting Monsanto's web site at www.monsanto.com and Pharmacia & Upjohn's web site at www.pnu.com. Web site materials are not part of this document.

     The forward-looking information included in the press releases dated December 19, 1999 and December 22, 1999 and the analyst presentations dated December 19, 1999 and December 22, 1999 which are included in the Monsanto Current Reports on Form 8-K filed on December 21, 1999 and December 22, 1999 and in the Pharmacia & Upjohn Current Reports on Form 8-K filed on December 20, 1999 and December 22, 1999 are based on information prepared by the managements of Monsanto and Pharmacia & Upjohn, adjusted to give effect to the merger, disclosed to analysts and included in press releases. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

     The forward-looking information included in the Monsanto Current Reports on Form 8-K filed on December 21, 1999 and December 22, 1999 and in the Pharmacia & Upjohn Current Reports on Form 8-K filed on December 20, 1999 and December 22, 1999, which are incorporated by reference in this document, has been prepared by, and is the responsibility of the managements of Monsanto and Pharmacia & Upjohn. Deloitte & Touche LLP and PricewaterhouseCoopers LLP have not examined, compiled or performed any procedures with respect to the forward-looking information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers LLP do not express an opinion or any other form of assurance with respect thereto and disclaim any association with, the forward-looking information. The Deloitte & Touche LLP and PricewaterhouseCoopers LLP reports incorporated by reference in this document relate to the historical financial information of Monsanto and Pharmacia & Upjohn, respectively. The reports do not extend to the forward-looking information and should not be read to do so.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE ON THE MONSANTO PROPOSALS AND THE PHARMACIA & UPJOHN PROPOSAL, AS THE CASE MAY BE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED --, 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS DOCUMENT TO STOCKHOLDERS NOR THE ISSUANCE OF COMMON STOCK OR CONVERTIBLE PERPETUAL PREFERRED STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                            *          *          *

     Monsanto and Pharmacia & Upjohn will be filing a definitive version of the foregoing joint proxy statement/prospectus, as well as other relevant documents concerning the merger, with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone 314-694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone 888-768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

     Pharmacia & Upjohn, its directors, certain executive officers, certain other members of management and employees may solicit proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF DECEMBER 19, 1999

                                     AMONG

                               MONSANTO COMPANY,

                              MP SUB, INCORPORATED

                                      AND

                            PHARMACIA & UPJOHN, INC.

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   THE MERGER

                                                                            PAGE
                                                                            ----
Section 1.1   The Merger..................................................   A-2
Section 1.2   Closing.....................................................   A-2
Section 1.3   Effective Time..............................................   A-2
Section 1.4   Effects of the Merger.......................................   A-2
Section 1.5   Certificate of Incorporation................................   A-2
Section 1.6   By-Laws.....................................................   A-2
Section 1.7   Officers and Directors of Surviving Corporation.............   A-3
Section 1.8   Effect on Capital Stock.....................................   A-3
Section 1.9   Stock Options and Other Stock Compensation..................   A-3
Section 1.10  Certain Adjustments.........................................   A-5
Section 1.11  Appraisal Rights............................................   A-5
Section 1.12  Transaction Structure.......................................   A-5
                                   ARTICLE II
                            EXCHANGE OF CERTIFICATES
Section 2.1   Exchange Fund...............................................   A-5
Section 2.2   Exchange Procedures.........................................   A-6
Section 2.3   Distributions with Respect to Unexchanged Shares............   A-6
Section 2.4   No Further Ownership Rights in PNU Common Stock and PNU
              Convertible Preferred Stock.................................   A-7
Section 2.5   No Fractional Shares of Monsanto Common Stock...............   A-7
Section 2.6   Termination of Exchange Fund................................   A-7
Section 2.7   No Liability................................................   A-8
Section 2.8   Investment of the Exchange Fund.............................   A-8
Section 2.9   Lost Certificates...........................................   A-8
Section 2.10  Withholding Rights..........................................   A-8
Section 2.11  Further Assurances..........................................   A-8
Section 2.12  Stock Transfer Books........................................   A-9
Section 2.13  Affiliates..................................................   A-9
                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
Section 3.1   Representations and Warranties of PNU.......................   A-9
              (a) Organization, Standing and Power; Subsidiaries..........   A-9
              (b) Capital Structure.......................................  A-10
              (c) Authority; No Conflicts.................................  A-11
              (d) Reports and Financial Statements........................  A-12
              (e) Information Supplied....................................  A-13

                                                                            PAGE
                                                                            ----
              (f) Board Approval..........................................  A-13
              (g) Vote Required...........................................  A-13
              (h) Litigation; Compliance with Laws........................  A-14
              (i) Absence of Certain Changes or Events....................  A-14
              (j) Environmental Matters...................................  A-14
              (k) Intellectual Property...................................  A-15
              (l) PNU Rights Agreement....................................  A-16
              (m) Brokers or Finders......................................  A-16
              (n) Opinions of PNU Financial Advisors......................  A-16
              (o) Accounting Matters......................................  A-16
              (p) Taxes...................................................  A-16
              (q) Certain Contracts.......................................  A-17
              (r) Employee Benefits.......................................  A-17
Section 3.2   Representations and Warranties of Monsanto..................  A-17
              (a) Organization, Standing and Power; Subsidiaries..........  A-18
              (b) Capital Structure.......................................  A-18
              (c) Authority; No Conflicts.................................  A-19
              (d) Reports and Financial Statements........................  A-21
              (e) Information Supplied....................................  A-21
              (f) Board Approval..........................................  A-22
              (g) Vote Required...........................................  A-22
              (h) Litigation; Compliance with Laws........................  A-22
              (i) Absence of Certain Changes or Events....................  A-23
              (j) Environmental Matters...................................  A-23
              (k) Intellectual Property...................................  A-23
              (l) Monsanto Rights Agreement...............................  A-23
              (m) Brokers or Finders......................................  A-24
              (n) Opinions of Monsanto Financial Advisors.................  A-24
              (o) Accounting Matters......................................  A-24
              (p) Taxes...................................................  A-24
              (q) Certain Contracts.......................................  A-24
              (r) Employee Benefits.......................................  A-24
Section 3.3   Representations and Warranties of Monsanto and Merger Sub...  A-25
              (a) Organization............................................  A-25
              (b) Corporate Authorization.................................  A-25
              (c) Non-Contravention.......................................  A-25
              (d) No Business Activities..................................  A-25
                                   ARTICLE IV
                   COVENANTS RELATING TO CONDUCT OF BUSINESS
Section 4.1   Covenants of PNU............................................  A-26
              (a) Ordinary Course.........................................  A-26
              (b) Dividends; Changes in Share Capital.....................  A-26

                                                                            PAGE
                                                                            ----
              (c) Issuance of Securities..................................  A-27
              (d) Governing Documents.....................................  A-27
              (e) No Acquisitions.........................................  A-27
              (f) No Dispositions.........................................  A-27
              (g) Investments; Indebtedness...............................  A-28
              (h) Pooling; Tax-Free Qualification.........................  A-28
              (i) Compensation............................................  A-28
              (j) Accounting Methods; Income Tax Elections................  A-28
              (k) Certain Agreements......................................  A-28
              (l) PNU Rights Agreement....................................  A-29
              (m) Funding of Benefits.....................................  A-29
Section 4.2   Covenants of Monsanto.......................................  A-29
              (a) Ordinary Course.........................................  A-29
              (b) Dividends; Changes in Share Capital.....................  A-30
              (c) Issuance of Securities..................................  A-30
              (d) Governing Documents.....................................  A-30
              (e) No Acquisitions.........................................  A-30
              (f) No Dispositions.........................................  A-31
              (g) Investments; Indebtedness...............................  A-31
              (h) Pooling; Tax-Free Qualification.........................  A-31
              (i) Compensation............................................  A-32
              (j) Accounting Methods; Income Tax Elections................  A-32
              (k) Certain Agreements......................................  A-32
              (l) Monsanto Rights Agreement...............................  A-32
              (m) Funding of Benefits.....................................  A-32
Section 4.3   Acquisitions................................................  A-32
Section 4.4   Governmental Filings........................................  A-33
Section 4.5   Control of Other Party's Business...........................  A-33
                                   ARTICLE V
                             ADDITIONAL AGREEMENTS
Section 5.1   Preparation of Proxy Statement; Stockholders Meetings.......  A-33
Section 5.2   Newco Board of Directors; Executives; Name; Headquarters;
              Monsanto Agribusiness.......................................  A-35
Section 5.3   Access to Information.......................................  A-36
Section 5.4   Reasonable Best Efforts.....................................  A-36
Section 5.5   Acquisition Proposals.......................................  A-38
Section 5.6   Employee Benefits Matters...................................  A-39
              (a) Continuation and Comparability of Benefits..............  A-39
              (b) Pre-Existing Limitations; Deductibles; Service Credit...  A-40
              (c) Grantor Trusts..........................................  A-40

                                                                            PAGE
                                                                            ----
              (d) Pension Plans...........................................  A-40
              (e) Assumption of Employment Agreements.....................  A-40
Section 5.7   Fees and Expenses...........................................  A-41
Section 5.8   Directors' and Officers' Indemnification and Insurance......  A-41
Section 5.9   Public Announcements........................................  A-41
Section 5.10  Accounting Matters..........................................  A-42
Section 5.11  Listing of Shares of Monsanto Common Stock..................  A-42
Section 5.12  Dividends...................................................  A-42
Section 5.13  Affiliates..................................................  A-42
Section 5.14  Section 16 Matters..........................................  A-43
                                   ARTICLE VI
                              CONDITIONS PRECEDENT
Section 6.1   Conditions to Each Party's Obligation to Effect the
              Merger......................................................  A-43
              (a) Stockholder Approval....................................  A-43
              (b) No Injunctions or Restraints, Illegality................  A-43
              (c) HSR Act.................................................  A-44
              (d) EU Antitrust............................................  A-44
              (e) Governmental and Regulatory Approvals...................  A-44
              (f) NYSE Listing............................................  A-44
              (g) Effectiveness of the Form S-4...........................  A-44
Section 6.2   Additional Conditions to Obligations of PNU.................  A-44
              (a) Representations and Warranties..........................  A-44
              (b) Performance of Obligations of Monsanto..................  A-45
              (c) Tax Opinion.............................................  A-45
              (d) Monsanto Rights Agreement...............................  A-45
              (e) Governance..............................................  A-45
Section 6.3   Additional Conditions to Obligations of Monsanto and Merger
              Sub.........................................................  A-45
              (a) Representations and Warranties..........................  A-45
              (b) Performance of Obligations of PNU.......................  A-45
              (c) Tax Opinion.............................................  A-46
              (d) PNU Rights Agreement....................................  A-46
                                  ARTICLE VII
                           TERMINATION AND AMENDMENT
Section 7.1   Termination.................................................  A-46
Section 7.2   Effect of Termination.......................................  A-47
Section 7.3   Amendment...................................................  A-50
Section 7.4   Extension; Waiver...........................................  A-50
                                  ARTICLE VIII
                               GENERAL PROVISIONS
Section 8.1   Non-Survival of Representations, Warranties and
              Agreements..................................................  A-50

                                                                            PAGE
                                                                            ----
Section 8.2   Notices.....................................................  A-50
Section 8.3   Interpretation..............................................  A-51
Section 8.4   Counterparts................................................  A-51
Section 8.5   Entire Agreement; No Third Party Beneficiaries..............  A-51
Section 8.6   Governing Law...............................................  A-52
Section 8.7   Severability................................................  A-52
Section 8.8   Assignment..................................................  A-52
Section 8.9   Submission to Jurisdiction; Waivers.........................  A-52
Section 8.10  Enforcement.................................................  A-52
Section 8.11  Definitions.................................................  A-53

     AGREEMENT AND PLAN OF MERGER, dated as of December 19, 1999 (this "Agreement"), among Monsanto Company, a Delaware corporation ("Monsanto"), MP Sub, Incorporated, a Delaware corporation and a direct wholly-owned subsidiary of Monsanto ("Merger Sub"), and Pharmacia & Upjohn, Inc., a Delaware corporation ("PNU").

                              W I T N E S S E T H:

     WHEREAS, the Boards of Directors of Monsanto and PNU deem it advisable and in the best interests of each corporation and its respective stockholders that Monsanto and PNU engage in a business combination as peer firms in a merger of equals in order to advance the long-term strategic business interests of Monsanto and PNU;

     WHEREAS, the combination of Monsanto and PNU shall be effected by the terms of this Agreement through a merger as outlined below (the "Merger");

     WHEREAS, in furtherance thereof, the respective Boards of Directors of Monsanto and PNU have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of common stock, par value $0.01 per share, of PNU ("PNU Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3), other than shares owned or held directly or indirectly by Monsanto or directly or indirectly by PNU, will be converted into the right to receive 1.19 shares of common stock, par value $2.00 per share, of Monsanto ("Monsanto Common Stock") as set forth in Section 1.8 and each share of Series A Convertible Perpetual Preferred Stock, par value $0.01 per share, of PNU ("PNU Convertible Preferred Stock") issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a new series of convertible preferred stock to be issued by Monsanto at the Effective Time and to be designated as Series A Convertible Perpetual Preferred Stock ("Monsanto Convertible Preferred Stock") as set forth in Section 1.8;

     WHEREAS, contemporaneously with the execution and delivery of this Agreement, (i) as a condition and inducement to Monsanto's willingness to enter into this Agreement and the Monsanto Stock Option Agreement referred to below, Monsanto and PNU are entering into a Stock Option Agreement dated as of the date hereof (the "PNU Stock Option Agreement") pursuant to which PNU is granting to Monsanto an option to purchase shares of PNU Common Stock and (ii) as a condition and inducement to PNU's willingness to enter into this Agreement and the PNU Stock Option Agreement, PNU and Monsanto are entering into a Stock Option Agreement dated as of the date hereof (the "Monsanto Stock Option Agreement", and together with the PNU Option Agreement, the "Stock Option Agreements"), pursuant to which Monsanto is granting to PNU an option to purchase shares of Monsanto Common Stock;

     WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder; and

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests transaction under United States generally accepted accounting principles ("GAAP"), although such accounting treatment is not a condition to the consummation of the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and in the Stock Option Agreements, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub shall be merged with and into PNU at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and PNU shall continue as the surviving corporation (the "Surviving Corporation").

     SECTION 1.2 Closing. The closing of the Merger and the transactions contemplated by this Agreement (the "Closing") will take place on the second Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (other than conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VI, unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing Date"). The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019, unless another place is agreed to in writing by the parties hereto.

     SECTION 1.3 Effective Time. As soon as practicable following the satisfaction of the conditions set forth in Article VI, at the Closing the parties shall (i) file a certificate of merger (the "Certificate of Merger") in such form as is required by and executed in accordance with the relevant provisions of the DGCL and (ii) make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as Monsanto and PNU shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the "Effective Time").

     SECTION 1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of PNU and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of PNU and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.5 Certificate of Incorporation. (a) The certificate of incorporation of PNU, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.6 By-Laws. (a) The by-laws of Merger Sub shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.7 Officers and Directors of Surviving Corporation. The officers of PNU as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Sub as of the Effective Time shall become the directors of the Surviving Corporation, which individuals will serve as directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

     SECTION 1.8 Effect on Capital Stock. (a) At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, each share of PNU Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of PNU Common Stock owned by Monsanto or Merger Sub or held by PNU, all of which shall be canceled as provided in Section 1.8(d)) shall be converted into the right to receive 1.19 shares (the "Exchange Ratio") of Monsanto Common Stock (together with any cash in lieu of fractional shares of Monsanto Common Stock to be paid pursuant to Section 2.5, the "Common Merger Consideration").

     (b) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of PNU Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time shall, except as provided in Section 1.11 with respect to shares of PNU Convertible Preferred Stock as to which appraisal rights have been exercised, be converted into the right to receive one share of Monsanto Convertible Preferred Stock (the "Preferred Merger Consideration" and together with the Common Merger Consideration, the "Merger Consideration"). Monsanto shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Monsanto Common Stock for delivery upon conversion of the Monsanto Convertible Preferred Stock.

     (c) As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of PNU Common Stock and PNU Convertible Preferred Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented any such shares of PNU Common Stock ("Common Certificates") or of PNU Convertible Preferred Stock ("Preferred Certificates" and together with the Common Certificates, the "Certificates") shall thereafter cease to have any rights with respect to such shares of PNU Common Stock or PNU Convertible Preferred Stock, respectively, except as provided herein or by law.

     (d) Each share of PNU Common Stock issued and owned or held by Monsanto or any of its Subsidiaries or PNU or any of its Subsidiaries at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no stock of Monsanto or other consideration shall be delivered in exchange therefor.

     (e) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time, shall remain issued, outstanding and unchanged as validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation as of the Effective Time.

     SECTION 1.9 Stock Options and Other Stock Compensation. (a) On or prior to the Effective Time, PNU will take all action necessary such that each PNU Stock Option, each PNU SAR and each PNU Deferred Share (each as defined in
Section 3.1(b)) that
was granted pursuant to the PNU Stock Incentive Plans (as defined in Section 3.1(b)) prior to the Effective Time and which remains outstanding immediately prior to the Effective Time shall cease to represent a right with respect to shares of PNU Common Stock and shall be converted, at the Effective Time, into a right, on the same terms and conditions as were applicable under the PNU Stock Option, PNU SAR or PNU Deferred Share, as applicable (but taking into account any changes thereto, including the acceleration thereof, provided for in the PNU Stock Incentive Plans or in the terms of such right by reason of this Agreement or the transactions contemplated hereby), with respect to that number of shares of Monsanto Common Stock determined by multiplying the number of shares of PNU Common Stock subject to such PNU Stock Option, PNU SAR or PNU Deferred Share, as applicable, by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Monsanto Common Stock, at (in the case of a PNU Stock Option or PNU
SAR) a price per share (rounded to the nearest one-hundredth of a cent) equal to the per-share exercise price specified in such PNU Stock Option or PNU SAR, as applicable, divided by the Exchange Ratio; provided, however, that in the case of any PNU Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of
Section 424(a) of the Code.

     (b) As soon as practicable after the Effective Time, Monsanto shall deliver to the holders of PNU Stock Options, PNU SARs and PNU Deferred Shares appropriate notices setting forth such holders' rights pursuant to the PNU Stock Incentive Plans (including that, by virtue of the Merger and pursuant to the terms of the PNU Stock Incentive Plans, the PNU Stock Options, PNU SARs and PNU Deferred Shares have become fully vested and exercisable) and the agreements evidencing the grants of such PNU Stock Options, PNU SARs and PNU Deferred Shares shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.9 after giving effect to the Merger and the terms of the PNU Stock Incentive Plans). To the extent permitted by law, Monsanto shall comply with the terms of the PNU Stock Incentive Plans and shall take such reasonable steps as are necessary or required by, and subject to the provisions of, such PNU Stock Incentive Plans, to have the PNU Stock Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options of Monsanto after the Effective Time.

     (c) Monsanto shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Monsanto Common Stock for delivery upon exercise of PNU Stock Options, PNU SARs and PNU Deferred Shares in accordance with this Section 1.9. Promptly after the Effective Time, Monsanto shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Monsanto Common Stock subject to such options, stock appreciation rights and deferred shares and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options, stock appreciation rights and deferred shares remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), where applicable, Monsanto shall administer the PNU Stock Option Plans in a manner consistent with the exemptions provided by Rule 16b-3 promulgated under the Exchange Act.

     SECTION 1.10 Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding PNU Common Stock or Monsanto Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Exchange Ratio shall be appropriately adjusted to provide to the holders of PNU Common Stock the same economic effect as contemplated by this Agreement prior to such event.

     SECTION 1.11 Appraisal Rights. Notwithstanding Section 1.8, shares of PNU Convertible Preferred Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares of PNU Convertible Preferred Stock in accordance with the DGCL shall not be converted into a right to receive the Preferred Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses his right to appraisal, such shares of PNU Convertible Preferred Stock shall be treated as if they had been converted as of the Effective Time into a right to receive the Preferred Merger Consideration. PNU shall give Monsanto prompt notice of any demands received by PNU for appraisal of shares of PNU Convertible Preferred Stock, and Monsanto shall have the right to participate in all negotiations and proceedings with respect to such demands. PNU shall not, except with the prior written consent of Monsanto, make any payment with respect to, or settle or offer to settle, any such demands.

     SECTION 1.12 Transaction Structure. The parties may, with the approval of their respective Boards of Directors, at any time prior to the mailing of the Joint Proxy Statement/Prospectus (as defined in Section 5.1) change the method of effecting the combination between Monsanto and PNU (including, without limitation, the provisions of this Article I) if and to the extent the parties agree in writing that such change is necessary, appropriate or desirable.

                                   ARTICLE II

                            EXCHANGE OF CERTIFICATES

     SECTION 2.1 Exchange Fund. Prior to the Effective Time, Monsanto shall appoint a commercial bank or trust company reasonably acceptable to PNU having net capital of not less than $100,000,000, or a subsidiary thereof, to act as exchange agent hereunder for the purpose of exchanging Certificates for the Merger Consideration (the "Exchange Agent"). At or prior to the Effective Time, Monsanto shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of PNU Common Stock and PNU Convertible Preferred Stock, certificates representing the Monsanto Common Stock issuable pursuant to Section
1.8 in exchange for outstanding shares of PNU Common Stock and certificates representing the Monsanto Convertible Preferred Stock issuable pursuant to
Section 1.8 in exchange for outstanding shares of PNU Convertible Preferred Stock. Monsanto agrees to make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to
Section 2.5 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates of

Monsanto Common Stock and Monsanto Convertible Preferred Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund".

     SECTION 2.2 Exchange Procedures. As soon as reasonably practicable after the Effective Time, Monsanto shall cause the Exchange Agent to mail to each holder of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Monsanto may reasonably specify and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (i) in the case of holders of Common Certificates (A) one or more shares of Monsanto Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.8 (after taking into account all shares of PNU Common Stock then held by such holder), and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II, including cash in lieu of any fractional shares of Monsanto Common Stock pursuant to Section 2.5 and dividends and other distributions pursuant to Section 2.3 and (ii) in the case of holders of Preferred Certificates (A) one or more shares of Monsanto Convertible Preferred Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the number of shares that such holder has the right to receive pursuant to Section
1.8 and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II, including dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3 or Section 2.5. In the event of a transfer of ownership of PNU Common Stock or PNU Convertible Preferred Stock which is not registered in the transfer records of PNU, one or more shares of Monsanto Common Stock or Monsanto Convertible Preferred Stock, as the case may be, evidencing, in the aggregate, the proper number of shares of Monsanto Common Stock or Monsanto Convertible Preferred Stock, as the case may be, a check in the proper amount of cash in lieu of any fractional shares of Monsanto Common Stock pursuant to Section 2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such PNU Common Stock or PNU Convertible Preferred Stock, as the case may be, to such a transferee if the Certificate representing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     SECTION 2.3 Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Monsanto Common Stock or Monsanto Convertible Preferred Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Monsanto Common Stock or Monsanto Convertible Preferred Stock, as the case may be, that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Monsanto Common Stock shall be paid to any such holder pursuant to Section 2.5 until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Monsanto Common

Stock or Monsanto Convertible Preferred Stock, as the case may be, issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Monsanto Common Stock to which such holder is entitled pursuant to Section 2.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Monsanto Common Stock or such shares of Monsanto Convertible Preferred Stock, as the case may be, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Monsanto Common Stock or Monsanto Convertible Preferred Stock, as the case may be.

     SECTION 2.4 No Further Ownership Rights in PNU Common Stock and PNU Convertible Preferred Stock. All shares of Monsanto Common Stock and Monsanto Convertible Preferred Stock issued and cash paid upon conversion of shares of PNU Common Stock and PNU Convertible Preferred Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3 or 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of PNU Common Stock and PNU Convertible Preferred Stock.

     SECTION 2.5 No Fractional Shares of Monsanto Common Stock. (a) No certificates or scrip or shares of Monsanto Common Stock representing fractional shares of Monsanto Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Monsanto or a holder of shares of Monsanto Common Stock.

     (b) Notwithstanding any other provision of this Agreement, each holder of shares of PNU Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Monsanto Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Monsanto Common Stock multiplied by (ii) the closing price for a share of Monsanto Common Stock on the New York Stock Exchange, Inc. ("NYSE") Composite Transactions Tape (regular session) on the date of the Effective Time, or if such date is not a Business Day, the Business Day immediately following the date on which the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Monsanto, and Monsanto shall deposit or cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

     SECTION 2.6 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to Monsanto or otherwise on the instruction of Monsanto, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Monsanto for the Merger Consideration with respect to the shares of PNU Common Stock or PNU Convertible Preferred Stock, as the case may be, formerly represented thereby to which such holders are entitled pursuant to Section 1.8 and Section 2.2, any cash in lieu of fractional shares of Monsanto Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to shares of Monsanto Common Stock or Monsanto Convertible Preferred Stock to which such holders are entitled pursuant to
Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of PNU Common Stock and PNU Convertible Preferred Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 3.1(c)(iii)) shall, to the extent permitted by law, become the property of Monsanto free and clear of any claims or interest of any Person previously entitled thereto.

     SECTION 2.7 No Liability. None of Monsanto, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     SECTION 2.8 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Monsanto on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to Monsanto.

     SECTION 2.9 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Monsanto, the posting by such Person of a bond in such reasonable amount as Monsanto may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of PNU Common Stock or PNU Convertible Preferred Stock, as the case may be, formerly represented thereby, any cash in lieu of fractional shares of Monsanto Common Stock, and unpaid dividends and distributions on shares of Monsanto Common Stock or Monsanto Convertible Preferred Stock, as the case may be, deliverable in respect thereof, pursuant to this Agreement.

     SECTION 2.10 Withholding Rights. Each of the Surviving Corporation and Monsanto shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of PNU Common Stock or PNU Convertible Preferred Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Monsanto, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of PNU Common Stock or PNU Convertible Preferred Stock, as the case may be, in respect of which such deduction and withholding was made by the Surviving Corporation or Monsanto, as the case may be.

     SECTION 2.11 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of PNU or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of PNU or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     SECTION 2.12 Stock Transfer Books. The stock transfer books of PNU shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of PNU Common Stock or PNU Convertible Preferred Stock thereafter on the records of PNU. On or after the Effective Time, any Certificates presented to the Exchange Agent or Monsanto for any reason shall be converted into the Merger Consideration with respect to the shares of PNU Common Stock or PNU Convertible Preferred Stock, as the case may be, formerly represented thereby, any cash in lieu of fractional shares of Monsanto Common Stock to which the holders thereof are entitled pursuant to
Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

     SECTION 2.13 Affiliates. Notwithstanding anything to the contrary herein, to the fullest extent permitted by law and pooling of interests accounting treatment, no certificates representing shares of Monsanto Common Stock or cash shall be delivered to a Person who may be deemed an "affiliate" of PNU in accordance with Section 5.13 hereof for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act") or, if the Merger qualifies for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), for purposes of qualifying the Merger for pooling of interests accounting treatment until such Person has executed and delivered a PNU Affiliate Agreement (as defined in Section 5.13(b)) pursuant to Section 5.13.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     SECTION 3.1 Representations and Warranties of PNU. Except as set forth in the PNU Disclosure Schedule delivered by PNU to Monsanto prior to the execution of this Agreement (the "PNU Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) PNU represents and warrants to Monsanto as follows:

          (a) Organization, Standing and Power; Subsidiaries.

          (i) Each of PNU and each of its Subsidiaries (as defined in Section 8.11) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have a Material Adverse Effect on PNU, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect on PNU. The copies of the certificate of incorporation and by-laws of PNU which were previously furnished or made available to Monsanto are true, complete and correct copies of such documents as in effect on the date of this Agreement.

          (ii) Exhibit 21 to PNU's Annual Report on Form 10-K for the year ended December 31, 1998 includes all the Subsidiaries of PNU which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of

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     the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by PNU, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively "Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Except as set forth in the PNU SEC Reports (as defined in Section 3.1(d)), neither PNU nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries), that is or would reasonably be expected to be material to PNU and its Subsidiaries taken as a whole.

          (b) Capital Structure.

          (i) As of December 16, 1999, the authorized capital stock of PNU consisted of (A) 1,500,000,000 shares of PNU Common Stock of which 519,388,807 shares were outstanding and 8,353 shares were held in the treasury of PNU and (B) 100,000,000 shares of Preferred Stock, par value $0.01 per share, of which (1) 7,500 shares have been designated as Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the "PNU Convertible Preferred Stock"), of which 6,697.920285 (as of December 15,
     1999) shares of PNU Convertible Preferred Stock were outstanding, and (2) 5,193,888 shares have been authorized as Participating Preferred Stock and reserved for issuance upon exercise of the rights (the "PNU Rights") distributed to the holders of PNU Common Stock pursuant to the Rights Agreement dated as of March 4, 1997 between PNU and Harris Trust & Savings Bank, as Rights Agent (the "PNU Rights Agreement"). As of December 16, 1999, PNU had reserved or has available 9,711,984 shares of PNU Common Stock for issuance upon conversion of the PNU Convertible Preferred Stock. Since December 16, 1999 to the date of this Agreement, there have been no issuances of shares of the capital stock of PNU or any other securities of PNU other than issuances of shares (and accompanying PNU Rights) upon conversion of the PNU Convertible Preferred Stock or pursuant to options or rights outstanding as of December 16, 1999 under the PNU Stock Incentive Plans. All issued and outstanding shares of the capital stock of PNU are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There were outstanding as of December 16, 1999 no options, warrants or other rights to acquire capital stock from PNU other than (x) the PNU Rights, (y) the PNU Convertible Preferred Stock and (z) options and other rights representing in the aggregate the right to purchase no more than 26, 770, 608 shares of PNU Common Stock (collectively, the "PNU Stock Options") (including stock appreciation rights (the "PNU SARs") and deferred shares of PNU Common Stock (the "PNU Deferred Shares")), in each case granted under the Pharmacia & Upjohn, Inc. Long-Term Incentive Plan, the Pharmacia & Upjohn, Inc. Equity Compensation Plan and the Pharmacia & Upjohn, Inc. Directors Equity Compensation and Deferral Plan (collectively, the "PNU Stock Incentive Plans"). No options or warrants or other rights to acquire capital stock from PNU have been issued or granted since December 16, 1999 to the date of this Agreement.

          (ii) No bonds, debentures, notes or other indebtedness of PNU having the right to vote on any matters on which stockholders of PNU may vote ("PNU Voting Debt") are issued or outstanding.

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          (iii) Except for the 12% Senior Convertible Notes of Sugen, Inc. due
     2002 and warrants to acquire $2,656,250 principal amount of such 12% Senior Convertible Notes or as otherwise set forth in this Section 3.1(b), as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which PNU or any of its Subsidiaries is a party or by which any of them is bound obligating PNU or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of PNU or any of its Subsidiaries or obligating PNU or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding obligations of PNU or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of PNU or any of its Subsidiaries.

          (c) Authority; No Conflicts.

          (i) PNU has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreements and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required PNU Vote (as defined in Section 3.1(g)). The execution and delivery of this Agreement and the Stock Option Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of PNU, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required PNU Vote. This Agreement and the Stock Option Agreements have been duly executed and delivered by PNU and constitute valid and binding agreements of PNU, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (ii) The execution and delivery of this Agreement and the Stock Option Agreements by PNU does not or will not, as the case may be, and the consummation by PNU of the Merger and the other transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a "Violation") pursuant to: (A) any provision of the certificate of incorporation or by-laws of PNU, any Significant Subsidiary of PNU or (B) except as would not reasonably be expected to have a Material Adverse Effect on PNU or, to the Knowledge of PNU, Newco following the Merger, subject to obtaining or making the Necessary Consents (as defined in paragraph (iii) below), any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or similar arrangement or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to PNU, any Subsidiary of PNU or their respective properties or assets.

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          (iii) No consent, approval, order or authorization of, or
     registration, declaration or filing with, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a "Governmental Entity"), is required by or with respect to PNU or any Subsidiary of PNU in connection with the execution and delivery of this Agreement and the Stock Option Agreements by PNU or the consummation of the Merger and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) state securities or "blue sky" laws (the "Blue Sky Laws"), (C) the Securities Act, (D) the Exchange Act, (E) the DGCL with respect to the filing of the Certificate of Merger, (F) rules and regulations of the NYSE or the Stockholm Stock Exchange, (G) antitrust or other competition laws of other jurisdictions, and (H) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not reasonably be expected to have a Material Adverse Effect on PNU. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (G) are hereinafter referred to as "Necessary Consents".

          (d) Reports and Financial Statements.

          (i) PNU has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 1998 (collectively, including all exhibits thereto, the "PNU SEC Reports"). No Subsidiary of PNU is required to file any form, report, registration statement, prospectus or other document with the SEC. As of their respective dates, none of the PNU SEC Reports (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained, and none of the PNU SEC Reports filed subsequent to the date hereof will contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the PNU SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of PNU and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments that have not been and are not expected to be material in amount. All of such PNU SEC Reports, as of their respective dates (and as of the date of any amendment to the respective PNU SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

          (ii) Except as disclosed in the PNU SEC Reports filed prior to the date hereof, since December 31, 1998, PNU and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of PNU and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or (B) liabilities that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PNU.

          (e) Information Supplied.

          (i) None of the information supplied or to be supplied by PNU for inclusion or incorporation by reference in (A) the Form S-4 (as defined in Section 5.1) will, at the time the Form S-4 becomes effective under the Securities Act or at the time of any post-effective amendment thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Monsanto stockholders or PNU stockholders or at the time of the Monsanto Stockholders Meeting or the PNU Stockholders Meeting (each as defined in
     Section 5.1), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

          (ii) Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by PNU with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by Monsanto or Merger Sub for inclusion or incorporation by reference therein.

          (f) Board Approval. The Board of Directors of PNU, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the "PNU Board Approval"), has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of PNU and its stockholders, (ii) approved this Agreement, the Stock Option Agreements and the Merger and
     (iii) recommended that the stockholders of PNU adopt this Agreement and approve the Merger and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by PNU's stockholders at the PNU Stockholders Meeting. The PNU Board Approval constitutes approval of this Agreement, the PNU Stock Option Agreement and the Merger for purposes of Section 203 of the DGCL. To the Knowledge of PNU, except for
     Section 203 of the DGCL (which has been rendered inapplicable), no state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

          (g) Vote Required. The affirmative vote of the holders of shares of PNU Common Stock and shares of PNU Convertible Preferred Stock, voting together as a single class, representing a majority of the total votes entitled to be cast by the holders of all outstanding shares of PNU Common Stock and all outstanding shares of PNU Convertible Preferred Stock (the "Required PNU Vote"), is the only vote of the holders of any class or series of PNU capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

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          (h) Litigation; Compliance with Laws.

          (i) Except as disclosed in the PNU SEC Reports filed prior to the date of this Agreement, there is no suit, action or proceeding pending or, to the Knowledge of PNU, threatened, against or affecting PNU or any Subsidiary of PNU having, or which would reasonably be expected to have a Material Adverse Effect on PNU, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against PNU or any Subsidiary of PNU having, or which reasonably would be expected to have a Material Adverse Effect on PNU.

          (ii) Except as disclosed in the PNU SEC Reports filed prior to the date of this Agreement and except as would not reasonably be expected to have a Material Adverse Effect on PNU, PNU and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses of PNU and its Subsidiaries, taken as a whole (the "PNU Permits"). PNU and its Subsidiaries are in compliance with the terms of the PNU Permits, except where the failure so to comply would not reasonably be expected to have a Material Adverse Effect on PNU. Except as disclosed in the PNU SEC Reports filed prior to the date of this Agreement, the businesses of PNU and its Subsidiaries are not being conducted in violation of, and PNU has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not reasonably be expected to have a Material Adverse Effect on PNU.

          (i) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, except as disclosed in the PNU SEC Reports filed prior to the date of this Agreement, and except as permitted by Section 4.1, since December 31, 1998, PNU and its Subsidiaries have conducted their business only in the ordinary course in all material respects and there has not been (i) any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on PNU, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock, other than regular quarterly cash dividends not exceeding $0.27 with respect to each share of PNU Common Stock and $629.69 with respect to each share of PNU Convertible Preferred Stock, (iii) any split, combination or reclassification of PNU's capital stock or any issuance of or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iv) any material change in its accounting policies.

          (j) Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on PNU and except as disclosed in the PNU SEC Reports filed prior to the date of this Agreement (i) the operations of PNU and its Subsidiaries have been and are in compliance with all Environmental Laws and with all licenses required by Environmental Laws (as defined below), (ii) there are no pending or, to the Knowledge of PNU, threatened, actions, suits, claims, investigations or other proceedings (collectively, "Actions") under or pursuant to Environmental Laws against PNU or its Subsidiaries or involving any real property currently or, to the Knowledge of PNU, formerly owned, operated or leased by PNU or its Subsidiaries and (iii) PNU and its Subsidiaries are not subject to any Environmental Liabilities (as defined below), and, to the Knowledge of PNU, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or, to the Knowledge of PNU, formerly owned, operated or leased

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

     by PNU or its Subsidiaries or operations thereon would reasonably be expected to result in Environmental Liabilities.

          As used in this Agreement, "Environmental Laws" means any and all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health, safety or the environment, as in effect on or prior to the Closing Date and includes the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 33 U.S.C. Section 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., Section 136 et seq., Occupational Safety and Health Act 29 U.S.C. Section 651 et seq. and the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes. As used in this Agreement, "Environmental Liabilities" with respect to any person means any and all liabilities of or relating to such person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date. As used in this Agreement, "Hazardous Materials" means any hazardous or toxic substances, materials or wastes, defined, listed, classified or regulated as such in or under any Environmental Laws and which includes petroleum, petroleum products, friable asbestos, urea formaldehyde and polychlorinated biphenyls.

          (k) Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on PNU and except as disclosed in the PNU SEC Reports filed prior to the date of the Agreement, to the Knowledge of
     PNU: (a) PNU and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any liens), all Intellectual Property (as defined below) used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by PNU and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which PNU or any Subsidiary acquired the right to use any Intellectual Property; (c) no Person is challenging, infringing on or otherwise violating any right of PNU or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to PNU or its Subsidiaries; and (d) neither PNU nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by PNU and its Subsidiaries and no Intellectual Property owned and/or licensed by PNU or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, "Intellectual Property" shall mean trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing,

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     including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights.

          (l) PNU Rights Agreement. The Board of Directors of PNU has taken the requisite action such that none of Monsanto, Merger Sub or any of their respective affiliates shall become an "Acquiring Person", and that no "Stock Acquisition Date" or "Separation Time" (as such terms are defined in the PNU Rights Agreement) will occur, by reason of the approval, execution or delivery of this Agreement, the PNU Stock Option Agreement or the consummation of the transactions contemplated hereby and thereby.

          (m) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of PNU, except Bear, Stearns & Co. Inc. and J.P. Morgan & Co. Incorporated (the "PNU Financial Advisors"), whose fees and expenses will be paid by PNU in accordance with PNU's agreements with such firms, copies of which have been provided to Monsanto.

          (n) Opinions of PNU Financial Advisors. PNU has received the opinions of the PNU Financial Advisors, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to PNU's stockholders, copies of which opinions will be made available to Monsanto.

          (o) Accounting Matters. To the Knowledge of PNU as of the date of this Agreement, neither PNU nor any of its affiliates has taken or has agreed to take any action on or prior to the date of this Agreement that would preclude PNU's ability to be a party in a business combination to be accounted for as a pooling of interests.

          (p) Taxes. Each of PNU and its Subsidiaries has filed all Tax Returns required to have been filed (or extensions have been duly obtained) and has paid all Taxes required to have been paid by it, except where failure to file such Tax Returns or pay such Taxes would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on PNU. For purposes of this Agreement: (i) "Tax" (and, with correlative meaning, "Taxes") means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any governmental authority and (ii) "Tax Return" means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

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          (q) Certain Contracts.  As of the date hereof, except as set forth in the PNU SEC Reports filed prior to the date of this Agreement, neither PNU nor any of its Subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (ii) any non-competition agreement or any other agreement or arrangement that limits or otherwise restricts PNU or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would, after the Effective Time, to the Knowledge of PNU, limit or restrict Newco or any of its affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area, which agreement or arrangement would reasonably be expected to have a Material Adverse Effect on Newco and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together, after giving effect to the Merger.

          (r) Employee Benefits. (i) With respect to each PNU Plan, except for PNU Plans the liabilities under which are reflected in the financial statements included in the PNU SEC Reports or which, individually or in the aggregate, would not have a Material Adverse Effect on PNU, PNU has made available to Monsanto a true, correct and complete copy of: (i) all plan documents, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and
     (vi) the most recent determination letter from the IRS, if any.

          (ii) With respect to each PNU Employee Benefit Plan, PNU and its Subsidiaries have complied, and are now in compliance, with all provisions of ERISA, the Code and all other laws and regulations applicable to such PNU Employee Benefit Plans and each PNU Employee Benefit Plan has been administered in accordance with its terms, in each case except as would not have a Material Adverse Effect on PNU. Each PNU Employee Benefit Plan that is required by ERISA to be funded is fully funded in accordance with reasonable actuarial assumptions except as would not have a Material Adverse Effect on PNU.

          (iii) All PNU Employee Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (C) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, in each case except as would not have a Material Adverse Effect on PNU.

     SECTION 3.2 Representations and Warranties of Monsanto. Except as set forth in the Monsanto Disclosure Schedule delivered by Monsanto to PNU prior to the execution of this Agreement (the "Monsanto Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (and, if Monsanto has divested any of the Monsanto Nutrition and Consumer Businesses (as defined in Section 8.11) prior to the Closing, except in respect of or to the extent relating to (i) the business or assets of the Monsanto Nutrition and Consumer Businesses which prior to the Closing have been divested or (ii) the liabilities of the divested Monsanto Nutrition and Consumer Businesses which are not retained,

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contingently or otherwise, by Monsanto or any of its Subsidiaries as of the
Closing Date, as to which Monsanto makes no representations or warranties), Monsanto represents and warrants to PNU as follows:

          (a) Organization, Standing and Power; Subsidiaries.

          (i) Each of Monsanto and each of its Subsidiaries is a corporation or a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have a Material Adverse Effect on Monsanto and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect on Monsanto. The copies of the certificate of incorporation and by-laws of Monsanto which were previously furnished or made available to PNU are true, complete and correct copies of such documents as in effect on the date of this Agreement.

          (ii) Exhibit 21 to Monsanto's Annual Report on Form 10-K for the year ended December 31, 1998 includes all the Subsidiaries of Monsanto which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Monsanto, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Except as set forth in the Monsanto SEC Reports (as defined in Section 3.2(d)), neither Monsanto nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries), that is or would reasonably be expected to be material to Monsanto and its Subsidiaries taken as a whole.

          (b) Capital Structure.

          (i) As of December 13, 1999, the authorized capital stock of Monsanto consisted of (A) 1,000,000,000 shares of Monsanto Common Stock, of which 636,072,551 shares were outstanding and 210,854,669 shares were held in the treasury of Monsanto (of which 420,880 shares were held in the treasury pursuant to the Monsanto Employee Stock Purchase Plan) and (B) 10,000,000 shares of Preferred Stock, without par value ("Monsanto Preferred Stock"), none of which were outstanding and 700,000 shares of which have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights (the "Monsanto Rights") distributed to the holders of Monsanto Common Stock pursuant to the Rights Agreement dated as of January 26, 1990, between Monsanto and First Chicago Trust Company as successor to First National Bank of Boston, as Rights Agent, as amended (the "Monsanto Rights Agreement"). Since December 13, 1999 to the date of this Agreement, there have been no issuances of shares of the capital stock of Monsanto or any other securities of Monsanto other than issuances of shares (and accompanying

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     Monsanto Rights) pursuant to options or rights outstanding as of December
     13, 1999 under the Monsanto Stock Option Plans. All issued and outstanding shares of the capital stock of Monsanto are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There were outstanding as of December 13, 1999 no options, warrants or other rights to acquire capital stock from Monsanto other than (x) the Monsanto Rights, (y) the 6.50% Adjustable Conversion-rate Equity Security Units and (z) options representing in the aggregate the right to purchase no more than 99,134,339 shares of Monsanto Common Stock (collectively, the "Monsanto Stock Options") under the Monsanto Company Non-Employee Director Equity Incentive Compensation Plan, the Searle Monsanto Stock Option Plan of 1986, the Monsanto Management Incentive Plan of 1988/II, the Monsanto Management Incentive Plan of 1988/I, the NutraSweet/ Monsanto Stock Plan of 1991, the Monsanto Management Incentive Plan of 1994, the Searle/Monsanto Stock Plan of 1994, the NutraSweet/Monsanto Stock Plan of 1994, the Monsanto Management Incentive Plan of 1996 and the Monsanto Shared Success Option Plan, as each such plan has been amended (collectively, the "Monsanto Stock Option Plans"). No options or warrants or other rights to acquire capital stock from Monsanto have been issued or granted since December 13, 1999 to the date of this Agreement. References in this Agreement to the Monsanto Rights shall be deemed to include the rights issued pursuant to the Rights Agreement, dated as of December 19, 1999, between Monsanto and EquiServe Trust Company N.A., as Rights Agent (the "New Monsanto Rights Agreement"), in substantially the form previously provided to PNU.

          (ii) No bonds, debentures, notes or other indebtedness of Monsanto having the right to vote on any matters on which stockholders may vote ("Monsanto Voting Debt") are issued or outstanding.

          (iii) Except as otherwise set forth in this Section 3.2(b) and as contemplated by Section 1.8 and Section 1.9, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Monsanto or any of its Subsidiaries is a party or by which any of them is bound obligating Monsanto or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Monsanto or any of its Subsidiaries or obligating Monsanto or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding obligations of Monsanto or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Monsanto or any of its Subsidiaries.

          (c) Authority; No Conflicts.

          (i) Monsanto has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreements and to consummate the transactions contemplated hereby and thereby, subject, (A) in the case of the issuance of the shares of Monsanto Common Stock to be issued in the Merger (the "Share Issuance"), (1) to the approval by the stockholders of Monsanto, by the holders of a majority of the outstanding shares of Monsanto Common Stock, of an amendment to the Restated Certificate of Incorporation of Monsanto (i) to increase the number of authorized shares of Monsanto Common Stock to 3 billion, (ii) to change the par value of the Monsanto Preferred Stock to $0.01 per share, (iii) to remove the voting

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     limitations per share of Monsanto Preferred Stock and (iv) to change the name of Monsanto at the Effective Time to a new name to be mutually agreed by Monsanto and PNU prior to mailing the Joint Proxy Statement/Prospectus (the "Charter Amendment") and (2) to the approval by the stockholders of Monsanto, by a majority of the votes cast at the Monsanto Stockholders Meeting (as defined in Section 5.1(b)), of the Share Issuance (collectively, the "Required Monsanto Votes") and the filing of a related Certificate of Amendment with the Secretary of State of the State of Delaware and (ii) in the case of the issuance of Monsanto Convertible Preferred Stock to be issued in the Merger (the "Preferred Share Issuance"), to the filing of a Certificate of Designations of the Monsanto Convertible Preferred Stock (the "Monsanto Certificate of Designations") with the Secretary of State of the State of Delaware. The execution and delivery of this Agreement and the Stock Option Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Monsanto, subject, in the case of the Share Issuance, to the approval by the stockholders of Monsanto of the Share Issuance and the Charter Amendment by the Required Monsanto Votes and in the case of the Preferred Share Issuance, to the filing of the Monsanto Certificate of Designations. This Agreement and the Stock Option Agreements have been duly executed and delivered by Monsanto and constitute valid and binding agreements of Monsanto, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (ii) The execution and delivery of this Agreement and the Stock Option Agreements by Monsanto does not or will not, as the case may be, and the consummation by Monsanto of the Merger and the other transactions contemplated hereby and thereby will not, conflict with, or result in a Violation pursuant to: (A) any provision of the certificate of incorporation or by-laws of Monsanto or any Significant Subsidiary of Monsanto or (B) except as would not reasonably be expected to have a Material Adverse Effect on Monsanto or, to the Knowledge of Monsanto, Newco following the Merger, subject to obtaining or making the Necessary Consents, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or similar arrangement or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Monsanto, any Subsidiary of Monsanto or their respective properties or assets.

          (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Monsanto or any Subsidiary of Monsanto in connection with the execution and delivery of this Agreement and the Stock Option Agreements by Monsanto or the consummation of the Merger and the other transactions contemplated hereby and thereby, except the Necessary Consents, the filing of the Charter Amendment and the Monsanto Certificate of Designations under the DGCL and such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not reasonably be expected to have a Material Adverse Effect on Monsanto.

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          (d) Reports and Financial Statements.

          (i) Monsanto has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 1998 (collectively, including all exhibits thereto, the "Monsanto SEC Reports"). No Subsidiary of Monsanto is required to file any form, report, registration statement or prospectus or other document with the SEC. As of their respective dates, none of the Monsanto SEC Reports (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained, and none of the Monsanto SEC Reports filed subsequent to the date hereof will contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the Monsanto SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Monsanto and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments that have not been and are not expected to be material in amount. All of such Monsanto SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Monsanto SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

          (ii) Except as disclosed in the Monsanto SEC Reports filed prior to the date hereof, since December 31, 1998, Monsanto and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Monsanto and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or
     (B) liabilities that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Monsanto.

          (e) Information Supplied.

          (i) None of the information supplied or to be supplied by Monsanto for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act or at the time of any post-effective amendment thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Monsanto stockholders or PNU stockholders or at the time of the Monsanto Stockholders Meeting or the PNU Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

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

          (ii) Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Monsanto with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by PNU for inclusion or incorporation by reference therein.

          (f) Board Approval. The Board of Directors of Monsanto, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Monsanto Board Approval"), has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Monsanto and its stockholders, (ii) approved this Agreement, the Stock Option Agreements, the Merger, the Certificate of Designations, the Charter Amendment and the Share Issuance and (iii) recommended that the stockholders of Monsanto approve the Share Issuance and the Charter Amendment and directed that the Share Issuance and the Charter Amendment be submitted for consideration by Monsanto's stockholders at the Monsanto Stockholders Meeting. The Monsanto Board Approval constitutes approval of this Agreement, the Monsanto Stock Option Agreement and the Merger for purposes of Section 203 of the DGCL. To the Knowledge of Monsanto, except for Section 203 of the DGCL (which has been rendered inapplicable), no state takeover statute is applicable to the Merger or the other transactions contemplated hereby.

          (g) Vote Required. The Required Monsanto Votes are the only votes of the holders of any class or series of Monsanto capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby.

          (h) Litigation; Compliance with Laws.

          (i) Except as disclosed in the Monsanto SEC Reports filed prior to the date of this Agreement, there is no suit, action or proceeding pending or, to the Knowledge of Monsanto, threatened, against or affecting Monsanto or any Subsidiary of Monsanto having, or which would reasonably be expected to have a Material Adverse Effect on Monsanto, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Monsanto or any Subsidiary of Monsanto having, or which reasonably would be expected to have a Material Adverse Effect on Monsanto.

          (ii) Except as disclosed in the Monsanto SEC Reports filed prior to the date of the Agreement and except as would not reasonably be expected to have a Material Adverse Effect on Monsanto, Monsanto and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the operation of the businesses of Monsanto and its Subsidiaries, taken as a whole (the "Monsanto Permits"). Monsanto and its Subsidiaries are in compliance with the terms of the Monsanto Permits, except where the failure so to comply would not reasonably be expected to have a Material Adverse Effect on Monsanto. Except as disclosed in the Monsanto SEC Reports filed prior to the date of this Agreement, the businesses of Monsanto and its Subsidiaries are not being conducted in violation of, and Monsanto has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not reasonably be expected to have a Material Adverse Effect on Monsanto.

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          (i) Absence of Certain Changes or Events.  Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, except as disclosed in the Monsanto SEC Reports filed prior to the date of this Agreement, and except as permitted by Section 4.2, since December 31, 1998, Monsanto and its Subsidiaries have conducted their business only in the ordinary course in all material respects and there has not been (i) any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on Monsanto, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock, other than regular quarterly cash dividends not exceeding $0.03 with respect to each share of Monsanto Common Stock, (iii) any split, combination or reclassification of Monsanto's capital stock or any issuance of or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iv) any material change in its accounting policies.

          (j) Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Monsanto and except as disclosed in the Monsanto SEC Reports filed prior to the date of this Agreement, (i) the operations of Monsanto and its Subsidiaries have been and are in compliance with all Environmental Laws and with all licenses required by Environmental Laws, (ii) there are no pending or, to the Knowledge of Monsanto, threatened, Actions under or pursuant to Environmental Laws against Monsanto or its Subsidiaries or involving any real property currently or, to the Knowledge of Monsanto, formerly owned, operated or leased by Monsanto or its Subsidiaries and (iii) Monsanto and its Subsidiaries are not subject to any Environmental Liabilities and, to the Knowledge of Monsanto, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or, to the Knowledge of Monsanto, formerly owned, operated or leased by Monsanto or its Subsidiaries or operations thereon would reasonably be expected to result in Environmental Liabilities.

          (k) Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on Monsanto and except as disclosed in the Monsanto SEC Reports filed prior to the date of this Agreement, to the Knowledge of Monsanto, (a) Monsanto and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by Monsanto and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Monsanto or any Subsidiary acquired the right to use any Intellectual Property; (c) no Person is challenging, infringing on or otherwise violating any right of Monsanto or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Monsanto or its Subsidiaries; and (d) neither Monsanto nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Monsanto and its Subsidiaries and no Intellectual Property owned and/or licensed by Monsanto or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

          (l) Monsanto Rights Agreement. The Board of Directors of Monsanto has approved the New Monsanto Rights Agreement. Pursuant to the terms of the Rights Agreement and the New Monsanto Rights Agreement, none of PNU, Merger Sub or

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     any of their respective affiliates shall become an "Acquiring Person", and no "Share Acquisition Date" or "Distribution Date" (as such terms are defined in the Monsanto Rights Agreement and the New Monsanto Rights Agreement) will occur, by reason of the approval, execution or delivery of this Agreement, the Monsanto Stock Option Agreement or the consummation of the transactions contemplated hereby and thereby.

          (m) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Monsanto except Goldman, Sachs & Co. and Morgan Stanley Dean Witter & Co. Incorporated (the "Monsanto Financial Advisors"), whose fees and expenses will be paid by Monsanto in accordance with Monsanto's agreements with such firms, copies of which have been provided to PNU.

          (n) Opinions of Monsanto Financial Advisors. Monsanto has received the opinions of the Monsanto Financial Advisors, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Monsanto, copies of which opinions will be made available to PNU.

          (o) Accounting Matters. To the Knowledge of Monsanto as of the date of this Agreement, neither Monsanto nor any or its affiliates has taken or agreed to take any action on or prior to the date of this Agreement that would prevent Monsanto from accounting for the Merger as a pooling of interests.

          (p) Taxes. Each of Monsanto and its Subsidiaries has filed all Tax Returns required to have been filed (or extensions have been duly obtained) and has paid all Taxes required to have been paid by it, except where failure to file such Tax Returns or pay such Taxes would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Monsanto.

          (q) Certain Contracts. As of the date hereof, except as set forth in the Monsanto SEC Reports filed prior to the date of this Agreement, neither Monsanto nor any of its Subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or (ii) any non-competition agreement or any other agreement or arrangement that limits or otherwise restricts Monsanto or any of its Subsidiaries or any of their respective affiliates or any successor thereto or that would, after the Effective Time, to the Knowledge of Monsanto, limit or restrict Newco or any of its affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area, which agreement or arrangement would reasonably be expected to have a Material Adverse Effect on Newco and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together, after giving effect to the Merger.

          (r) Employee Benefits. (i) With respect to each Monsanto Plan, except for Monsanto Plans the liabilities under which are reflected in the financial statements included in the Monsanto SEC Reports or which, individually or in the aggregate, would not have a Material Adverse Effect, Monsanto has made available to PNU a true, correct and complete copy of:
     (i) all plan documents, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary

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     plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any.

          (ii) With respect to each Monsanto Employee Benefit Plan, Monsanto and its Subsidiaries have complied, and are now in compliance, with all provisions of ERISA, the Code and all other laws and regulations applicable to such Monsanto Employee Benefit Plans and each Monsanto Employee Benefit Plan has been administered in accordance with its terms, in each case except as would not have a Material Adverse Effect on Monsanto. Each Monsanto Employee Benefit Plan that is required by ERISA to be funded is fully funded in accordance with reasonable actuarial assumptions, except as would not have a Material Adverse Effect on Monsanto.

          (iii) All Monsanto Employee Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (C) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, in each case except as would not have a Material Adverse Effect on Monsanto.

     SECTION 3.3 Representations and Warranties of Monsanto and Merger Sub. Monsanto and Merger Sub represent and warrant to Monsanto as follows:

          (a) Organization. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Merger Sub is a direct wholly-owned subsidiary of Monsanto.

          (b) Corporate Authorization. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally, by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          (c) Non-Contravention. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby do not and will not contravene or conflict with the certificate of incorporation or by-laws of Merger Sub.

          (d) No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

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                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 4.1 Covenants of PNU. During the period from the date of this Agreement and continuing until the Effective Time, PNU agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, the Stock Option Agreements or the PNU Disclosure Schedule or as required by a Governmental Entity of competent jurisdiction or to the extent that Monsanto shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed):

          (a) Ordinary Course.

          (i) PNU and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use all reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time; provided, however, that no action by PNU or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 4.1 shall be deemed a breach of this Section 4.1(a)(i) unless such action would constitute a breach of one or more of such other provisions.

          (ii) Other than in connection with acquisitions permitted by Section 4.1(e), PNU shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice and which, together with all such expenditures incurred or committed since December 1, 1999, are not in excess of the amounts set forth in Section 4.1(a) of the PNU Disclosure Schedule.

          (b) Dividends; Changes in Share Capital. PNU shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except (A) the declaration and payment of regular quarterly cash dividends not in excess of $0.27 per share of PNU Common Stock with usual record and payment dates for such dividends in accordance with past dividend practice, (B) the declaration and payment of regular quarterly cash dividends not in excess of $629.69 per share on the PNU Convertible Preferred Stock with usual record and payment dates for such dividends in accordance with past dividend practice and (C) for dividends by wholly owned Subsidiaries of PNU, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of PNU which remains a wholly owned Subsidiary after consummation of such transaction or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except for the purchase from time to time by PNU of PNU Common Stock (and the associated PNU Rights) in the ordinary course of business consistent with past practice in connection with the PNU Employee Benefit Plans.

                                      A-26
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          (c) Issuance of Securities.  PNU shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any PNU Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or PNU Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of PNU Common Stock (and the associated PNU Rights) upon the exercise of PNU Stock Options or in connection with other stock-based benefit plans outstanding on the date hereof, in each case in accordance with their present terms, (ii) the granting of PNU Stock Options and restricted stock awards in the ordinary course of business consistent with past practice not in excess of the amounts set forth in Section 4.1(c) of the PNU Disclosure Schedule, (iii) issuances by a wholly owned Subsidiary of PNU of capital stock to such Subsidiary's parent or another wholly owned Subsidiary of PNU, (iv) pursuant to acquisitions set forth on the PNU Disclosure Schedule or the financings therefor, (v) issuances in accordance with the PNU Rights Agreement or (vi) issuances pursuant to the PNU Stock Option Agreement.

          (d) Governing Documents. Except to the extent required to comply with its obligations hereunder, required by law or required by the rules and regulations of the NYSE, PNU shall not amend or propose to so amend its certificate of incorporation, by-laws or other governing documents.

          (e) No Acquisitions. Other than (i) pursuant to the Monsanto Stock Option Agreement, (ii) acquisitions disclosed on the PNU Disclosure Schedule and (iii) acquisitions for cash in existing or related lines of business of PNU the fair market value of the total consideration (including the value of indebtedness acquired or assumed) for which does not exceed the amount specified in the aggregate for all such acquisitions in Section 4.1(e) of the PNU Disclosure Schedule, PNU shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire or in-license any assets or rights (other than the acquisition or in-license of assets used in the operations of the business of PNU and its Subsidiaries in the ordinary course consistent with past practice); provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing direct or indirect wholly owned Subsidiaries of PNU which remain direct or indirect wholly owned Subsidiaries of PNU or (y) the creation of new direct or indirect wholly owned Subsidiaries of PNU organized to conduct or continue activities otherwise permitted by this Agreement.

          (f) No Dispositions. Other than (i) internal reorganizations or consolidations involving existing direct or indirect wholly owned Subsidiaries of PNU which remain direct or indirect wholly owned Subsidiaries of PNU, (ii) dispositions referred to in PNU SEC Reports filed prior to the date of this Agreement or (iii) as may be required by or in conformance with law or regulation in order to permit or facilitate the consummation of the transactions contemplated hereby or the transactions disclosed in the PNU Disclosure Schedule, PNU shall not, and shall not permit any of its Subsidiaries to, sell, lease, out-license, encumber or otherwise dispose of, or agree to sell, lease, out-license, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of PNU but excluding inventory in the

                                      A-27
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     ordinary course of business consistent with past practice) the fair market value of the total consideration (including the value of the indebtedness acquired or assumed) for which exceeds the amount specified in the aggregate for all such dispositions in Section 4.1(f) of the PNU Disclosure Schedule.

          (g) Investments; Indebtedness. PNU shall not, and shall not permit any of its Subsidiaries to, other than in connection with actions permitted by Section 4.1(e), (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) by PNU or a direct or indirect wholly owned Subsidiary of PNU to or in PNU or any direct or indirect wholly owned Subsidiary of PNU, (y) pursuant to any contract or other legal obligation of PNU or any of its Subsidiaries as in effect at the date of this Agreement or (z) in the ordinary course of business consistent with past practice in an aggregate amount not in excess of the aggregate amount specified in Section 4.1(g) of the PNU Disclosure Schedule or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement except pursuant to the credit facilities, indentures (but not in excess of amounts authorized for issuance thereunder as of the date of this Agreement) and other arrangements in existence on the date of this Agreement or trade debt and commercial finance in the ordinary course of business consistent with past practice, in each case as such credit facilities, indentures and other arrangements and other existing indebtedness may be amended, extended, modified, refunded, renewed or refinanced after the date of this Agreement which does not increase the aggregate principal amount or amount of the facility, as the case may be.

          (h) Pooling; Tax-Free Qualification. PNU shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 4.1) that would prevent or impede the Merger from qualifying as a "pooling of interests" for accounting purposes or as a "reorganization" under Section 368(a) of the Code; provided, however, that nothing hereunder shall limit the ability of PNU to exercise its rights and/or fulfill its obligations under the Stock Option Agreements.

          (i) Compensation. Other than as contemplated by Section 4.1(c) or 4.1(i) of the PNU Disclosure Schedule, and except in the ordinary course of business consistent with past practice or as required by an existing contract or agreement as in effect on the date hereof, PNU shall not (i) increase the amount of compensation of any director or executive officer,
     (ii) make any material increase in or commitment to increase materially any employee benefits or (iii) adopt or make any commitment to adopt any material new employee benefit plan or make any material contribution, other than regularly scheduled contributions, to any PNU Benefit Plan.

          (j) Accounting Methods; Income Tax Elections. Except as disclosed in PNU SEC Reports filed prior to the date of this Agreement, or as required by a Governmental Entity, PNU shall not change its methods of accounting in effect at December 31, 1998, except as required by changes in GAAP as concurred in by PNU's independent auditors. PNU shall not (i) change its fiscal year or (ii) make any material Tax election, other than in the ordinary course of business consistent with past practice.

          (k) Certain Agreements. Except as described in Schedule 4.1(f), PNU shall not, and shall not permit any of its Subsidiaries to, enter into any agreement or

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     arrangement that limits or otherwise restricts PNU or any of its
     Subsidiaries or any of their respective affiliates or any successor thereto or that could, after the Effective Time, limit or restrict Newco or any of its affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area which agreement or arrangement would reasonably be expected to have a Material Adverse Effect on Newco and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together, after giving effect to the Merger.

          (l) PNU Rights Agreement. PNU shall not amend, modify or waive any provision of the PNU Rights Agreement, and shall not take any action to redeem the PNU Rights or render the PNU Rights inapplicable to any transaction, other than to permit another transaction that the Board of Directors of PNU has determined is a Superior Proposal (as defined in Section 8.11) to be consummated after termination of this Agreement.

          (m) Funding of Benefits. PNU shall not make any contributions to any grantor trust or other funding arrangement for any nonqualified deferred compensation that is considered "unfunded" for purposes of ERISA.

     SECTION 4.2 Covenants of Monsanto. During the period from the date of this Agreement and continuing until the Effective Time, Monsanto agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, the Stock Option Agreements or the Monsanto Disclosure Schedule or as required by a Governmental Entity of competent jurisdiction or to the extent that PNU shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed):

          (a) Ordinary Course.

          (i) Monsanto and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use all reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time other than in connection with the divestiture of Monsanto's Nutrition and Consumer Businesses or as contemplated by the Monsanto Agribusiness's Ag Going Forward Plan (as provided to PNU on or prior to the date hereof); provided, however, that no action by Monsanto or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 4.2 shall be deemed a breach of this Section 4.2(a)(i) unless such action would constitute a breach of one or more of such other provisions.

          (ii) Other than in connection with acquisitions permitted by Section 4.2(e), Monsanto shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice and which, together with all such expenditures incurred or committed since December 1, 1999, are not in excess of the amounts set forth in Section 4.2(a) of the Monsanto Disclosure Schedule.

          (b) Dividends; Changes in Share Capital. Monsanto shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except (A) the declaration and payment of regular quarterly cash dividends not in excess of $.03 per share of Monsanto Common Stock with usual record and payment dates for such dividends in accordance with past dividend practice and (B) for dividends by wholly owned Subsidiaries of Monsanto, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Monsanto which remains a wholly owned Subsidiary after consummation of such transaction or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except for the purchase from time to time by Monsanto of Monsanto Common Stock (and the associated Monsanto Rights) in the ordinary course of business consistent with past practice in connection with the Monsanto Employee Benefit Plans.

          (c) Issuance of Securities. Monsanto shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Monsanto Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Monsanto Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Monsanto Common Stock (and the associated Monsanto Rights) upon the exercise of Monsanto Stock Options or in connection with other stock-based benefit plans outstanding on the date hereof, in each case in accordance with their present terms,
     (ii) issuances by a wholly owned Subsidiary of Monsanto of capital stock to such Subsidiary's parent or another wholly owned subsidiary of Monsanto,
     (iii) the granting of Monsanto Stock Options and restricted stock awards in the ordinary course of business consistent with past practice not in excess of the amounts set forth in Section 4.2(c) of the Monsanto Disclosure Schedule, (iv) pursuant to acquisitions set forth on the Monsanto Disclosure Schedule or the financings therefor, (v) issuances in accordance with the Monsanto Rights Agreement or the New Monsanto Rights Agreement or
     (vi) issuances pursuant to the Monsanto Stock Option Agreement.

          (d) Governing Documents. Except to the extent required to comply with its obligations hereunder, required by law or required by the rules and regulations of the NYSE, Monsanto shall not amend or propose to so amend its certificate of incorporation, by-laws or other governing documents.

          (e) No Acquisitions. Other than (i) pursuant to the PNU Stock Option Agreement, (ii) acquisitions disclosed on the Monsanto Disclosure Schedule and (iii) acquisitions for cash in existing or related lines of business of Monsanto the fair market value of the total consideration (including the value of indebtedness acquired or assumed) for which does not exceed the amount specified in the aggregate for all such acquisitions in Section 4.2(e) of the Monsanto Disclosure Schedule, Monsanto shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets or in-license any assets or rights

                                      A-30
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     (other than the acquisition or in-licenses of assets used in the operations of the business of Monsanto and its Subsidiaries in the ordinary course consistent with past practice); provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing direct or indirect wholly owned Subsidiaries of Monsanto which remain direct or indirect wholly owned Subsidiaries of Monsanto or (y) the creation of new direct or indirect wholly owned Subsidiaries of Monsanto organized to conduct or continue activities otherwise permitted by this Agreement.

          (f) No Dispositions. Other than (i) internal reorganizations or consolidations involving existing direct or indirect wholly owned Subsidiaries of Monsanto which remain direct or indirect wholly owned Subsidiaries of Monsanto, (ii) dispositions referred to in Monsanto SEC Reports filed prior to the date of this Agreement, (iii) as may be required by or in conformance with law or regulation in order to permit or facilitate the consummation of the transactions contemplated hereby or the transactions disclosed in the Monsanto Disclosure Schedule or (iv) disposition of Monsanto's Nutrition and Consumer Businesses on commercially reasonable terms as determined by the Board of Directors of Monsanto in the exercise of its good faith business judgment, Monsanto shall not, and shall not permit any of its Subsidiaries to, sell, lease, out-license, encumber or otherwise dispose of, or agree to sell, lease, out-license, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of Monsanto but excluding inventory in the ordinary course of business consistent with past practice) the fair market value of the total consideration (including the value of the indebtedness acquired or assumed) for which exceeds the amount specified in the aggregate for all such dispositions in Section 4.2(f) of the Monsanto Disclosure Schedule.

          (g) Investments; Indebtedness. Monsanto shall not, and shall not permit any of its Subsidiaries to, other than in connection with actions permitted by Section 4.2(e), (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) by Monsanto or a direct or indirect wholly owned Subsidiary of Monsanto to or in Monsanto or any direct or indirect wholly owned Subsidiary of Monsanto,
     (y) pursuant to any contract or other legal obligation of Monsanto or any of its Subsidiaries as in effect at the date of this Agreement or (z) in the ordinary course of business consistent with past practice in an aggregate amount not in excess of the aggregate amount specified in Section 4.2(g) of the Monsanto Disclosure Schedule or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement except pursuant to the credit facilities, indentures (but not in excess of amounts authorized for issuance thereunder as of the date of this Agreement) and other arrangements in existence on the date of this Agreement or trade debt and commercial finance in the ordinary course of business consistent with past practice, in each case as such credit facilities, indentures and other arrangements and other existing indebtedness may be amended, extended, modified, refunded, renewed or refinanced after the date of this Agreement which does not increase the aggregate principal amount or amount of the facility, as the case may be.

          (h) Pooling; Tax-Free Qualification. Monsanto shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 4.2) that would prevent or impede the Merger from qualifying as a "pooling

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     of interests" for accounting purposes or as a "reorganization" under
     Section 368(a) of the Code; provided, however, that nothing hereunder shall limit the ability of Monsanto to exercise its rights and/or fulfill its obligations under the Stock Option Agreements.

          (i) Compensation. Other than as contemplated by Sections 4.2(c) or 4.2(i) of the Monsanto Disclosure Schedule, and except in the ordinary course of business consistent with past practice or as required by an existing contract or agreement as in effect on the date hereof, Monsanto shall not (i) increase the amount of compensation of any director or executive officer, (ii) make any material increase in or commitment to increase materially any employee benefits or (iii) adopt or make any commitment to adopt any material new employee benefit plan or make any material contribution, other than regularly scheduled contributions, to any Monsanto Benefit Plan.

          (j) Accounting Methods; Income Tax Elections. Except as disclosed in Monsanto SEC Reports filed prior to the date of this Agreement, or as required by a Governmental Entity, Monsanto shall not change its methods of accounting in effect at December 31, 1998, except as required by changes in GAAP as concurred in by Monsanto's independent auditors. Monsanto shall not
     (i) change its fiscal year or (ii) make any material Tax election, other than in the ordinary course of business consistent with past practice.

          (k) Certain Agreements. Except as described in Schedule 4.2(f), Monsanto shall not, and shall not permit any of its Subsidiaries to, enter into any agreement or arrangement that limits or otherwise restricts Monsanto or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Newco or any of its affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area which agreement or arrangement would reasonably be expected to have a Material Adverse Effect on Newco and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together, after giving effect to the Merger.

          (l) Monsanto Rights Agreement. Monsanto shall not amend, modify or waive any provision of the Monsanto Rights Agreement or the New Monsanto Rights Agreement, and shall not take any action to redeem the Monsanto Rights or render the Monsanto Rights inapplicable to any transaction, other than to permit another transaction that the Board of Directors of Monsanto has determined is a Superior Proposal to be consummated after termination of this Agreement.

          (m) Funding of Benefits. Monsanto shall not make any contributions to any grantor trust or other funding arrangement for any nonqualified deferred compensation that is considered "unfunded" for purposes of ERISA.

     SECTION 4.3 Acquisitions. If (i) a party makes a bona fide request for consent of the other party for an acquisition that would otherwise by precluded by Section 4.1(e) or Section 4.2(e), (ii) the other party does not give such consent and (iii) this Agreement is terminated pursuant to Section 7.1, such other party shall not acquire or offer to acquire, directly or indirectly, the business that was the subject of such request for a period of one year following such termination. In no event shall the restrictions contained in the preceding sentence apply with respect to more than four acquisitions requested by any

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

party. No party may request consent for an acquisition of a business that has been the subject of a request for consent by the other party.

     SECTION 4.4 Governmental Filings. Each party shall (a) confer on a regular and frequent basis with the other and (b) report (to the extent permitted by law or regulation or any applicable confidentiality agreement) on operational matters. Monsanto and PNU shall file all reports required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and shall (to the extent permitted by law or regulation or any applicable confidentiality agreement) deliver to the other party copies of all such reports, announcements and publications promptly after the same are filed.

     SECTION 4.5 Control of Other Party's Business. Nothing contained in this Agreement shall give Monsanto, directly or indirectly, the right to control or direct PNU's operations prior to the Effective Time. Nothing contained in this Agreement shall give PNU, directly or indirectly, the right to control or direct Monsanto's operations prior to the Effective Time. Prior to the Effective Time, each of Monsanto and PNU shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     SECTION 5.1 Preparation of Proxy Statement; Stockholders Meetings. (a) As promptly as reasonably practicable following the date hereof, PNU and Monsanto shall prepare and file with the SEC proxy materials which shall constitute the Joint Proxy Statement/Prospectus (such proxy statement/prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus") and Monsanto shall prepare and file a registration statement on Form S-4 with respect to the issuance of Monsanto Common Stock and Monsanto Convertible Preferred Stock in the Merger (the "Form S-4"). The Joint Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4 as Monsanto's prospectus. Each of PNU and Monsanto shall use reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as reasonably practicable after filing with the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. PNU and Monsanto shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus received from the SEC. Monsanto shall provide PNU with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 prior to filing such with the SEC, and with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided, that with respect to documents filed by a party which are incorporated by reference in the Form S-4 or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations. PNU will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to PNU stockholders, and Monsanto will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be

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mailed to Monsanto's stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Monsanto shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Share Issuance and PNU shall furnish all information concerning PNU and the holders of PNU Common Stock and PNU Convertible Preferred Stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Monsanto Common Stock or the Monsanto Convertible Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to PNU or Monsanto, or any of their respective affiliates, officers or directors, should be discovered by PNU or Monsanto which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which the y were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of PNU and Monsanto.

     (b) Subject to Section 5.5, Monsanto shall, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders (the "Monsanto Stockholders Meeting") (which meeting the parties intend to be held no later than May 15, 2000 or as soon as practicable thereafter) for the purpose of obtaining the Required Monsanto Votes with respect to the Share Issuance and the Charter Amendment, and shall take all lawful action to solicit the approval of the Share Issuance and the Charter Amendment by the Required Monsanto Votes; and the Board of Directors of Monsanto shall, subject to its fiduciary duties under applicable law, recommend approval of the Share Issuance and the Charter Amendment by the stockholders of Monsanto to the effect as set forth in Section 3.2(f), and shall not, subject to its fiduciary duties under applicable law, withdraw, modify or materially qualify in any manner adverse to PNU such recommendation or take any action or make any statement in connection with the Monsanto Stockholders Meeting materially inconsistent with such recommendation (any such withdrawal, modification, qualification or statement (whether or not required), an "Adverse Change in the Monsanto Recommendation").

     (c) Subject to Section 5.5, PNU shall, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders (the "PNU Stockholders Meeting") (which meeting the parties intend to be held no later than May 15, 2000 or as soon as practicable thereafter) for the purpose of obtaining the Required PNU Vote with respect to the transactions contemplated by this Agreement, and shall take all lawful action to solicit the adoption of this Agreement by the Required PNU Vote; and the Board of Directors of PNU shall, subject to its fiduciary duties under applicable law, recommend adoption of this Agreement by the stockholders of PNU to the effect as set forth in Section 3.1(f), and shall not, subject to its fiduciary duties under applicable law, withdraw,

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modify or materially qualify in any manner adverse to Monsanto such recommendation or take any action or make any statement in connection with the PNU Stockholders Meeting materially inconsistent with such recommendation (any such withdrawal, modification, qualification or statement (whether of not required), an "Adverse Change in the PNU Recommendation").

     SECTION 5.2 Newco Board of Directors; Executives; Name; Headquarters; Monsanto Agribusiness. (a) At or prior to the Effective Time, the parties will take all action necessary such that (i) the Board of Directors of Newco as of the Effective Time consists of 20 members to be determined prior to the mailing of the Joint Proxy Statement/Prospectus, 10 of whom will be designated by Monsanto and 10 of whom will be designated by PNU, such designees to be current directors of PNU and Monsanto or such other persons as are reasonably acceptable to the other party, (ii) each of the executive committee, the audit committee, the compensation committee, the nominating committee and any other committees of the Board of Directors of Newco as of the Effective Time will consist of an equal number of members who are directors designated by PNU and directors designated by Monsanto, (iii) Robert B. Shapiro shall be appointed non-executive Chairman of the Board of Directors of Newco and Fred Hassan shall be appointed Chief Executive Officer of Newco, each as of the Effective Time, and (iv) at and effective as of 18 months after the Effective Time, if Mr. Hassan is the Chief Executive Officer of Newco, Mr. Hassan shall be become Chairman of the Board and Chief Executive Officer of Newco unless otherwise determined at such time by the affirmative vote of 80% of the members of Newco's Board of Directors. If Mr. Shapiro is not the Chief Executive Officer of Monsanto and/or Fred Hassan is not the Chief Executive Officer of PNU, in each case immediately prior to the Effective Time, PNU and Monsanto will use their reasonable best efforts to agree upon an individual or individuals to replace Mr. Shapiro and/or Mr. Hassan as non-executive Chairman and/or Chief Executive Officer, as the case may be. Without limiting the foregoing, the parties intend that the twenty most senior executive positions of Newco (on a combined basis with its Subsidiaries), excluding the Chairman and the Chief Executive Officer, shall be held by a combination of ten executives from Monsanto and ten executives from PNU.

     (b) The parties intend that Monsanto shall change its name as of the Effective Time to a new name to be mutually agreed upon by Monsanto and PNU prior to the Effective Time. Newco shall use the "Monsanto" name for the Monsanto Agribusiness (as defined in Section 8.11).

     (c) Following the Effective Time, the parties intend that (i) Newco shall maintain its principal corporate offices and the headquarters of its pharmaceutical segment in Peapack, New Jersey and (ii) Newco shall maintain the headquarters of the Monsanto Agribusiness in St. Louis, Missouri.

     (d) The parties intend, as promptly as practicable following the Closing, that Newco would reorganize the Monsanto Agribusiness as a direct or indirect subsidiary of Newco and sell up to 19.9% of such subsidiary by means of an initial public offering on the New York Stock Exchange. The parties contemplate that at the time of any such public offering, such subsidiary would have a sound capital structure, after giving effect to the repayment of indebtedness with the proceeds of such initial public offering. The parties intend that such subsidiary would have a board of directors at the time of such public offering consisting of 3 members designated by directors of Newco who are former members of the Board of Directors of Monsanto, 3 members designated by directors of

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Newco who are former members of the Board of Directors of PNU and two members who are independent directors and designated by the entire Board of Directors of Newco.

     (e) Subject to the Required Monsanto Votes, Monsanto shall take all necessary action to cause the Charter Amendment (Monsanto's Restated Certificate of Incorporation, as so amended, the "Newco Charter") and the By-laws (the "Newco By-laws"), in substantially the forms attached hereto as Exhibits 5.2(e)(1) and 5.2(e)(2), respectively, to be effective at and as of the Effective Time.

     SECTION 5.3 Access to Information. (a) Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under applicable law), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict access to any properties or information. The parties will hold any such information which is non-public in confidence to the extent required by, and in accordance with, the provisions of the letter dated October 13, 1999 between Monsanto and PNU (as it may be amended or supplemented, the "Confidentiality Agreement"). Any investigation by PNU or Monsanto shall not affect the representations and warranties of Monsanto or PNU, as the case may be.

     (b) Between the date hereof and the Effective Time, Monsanto and PNU shall provide each other with such documentation and information regarding the Monsanto Employee Benefit Plans and the PNU Employee Benefit Plans, respectively, as the other party shall reasonably request, as promptly as is reasonably practicable.

     SECTION 5.4 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, Tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, registrations, permits, authorizations, Tax rulings, orders and approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other Regulatory Law (as defined in Section 5.4(b)) with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and to supply as promptly as practicable any

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additional information and documentary material that may be requested pursuant to the HSR Act and any other Regulatory Law and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Nothing in this Section 5.4 shall require any of PNU and its Subsidiaries or Monsanto and its Subsidiaries to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of PNU, Monsanto or their respective Subsidiaries or the conduct of their business in a specified manner, whether as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason, if such sale, holding separate or other disposition or the conduct of their business in a specified manner is not conditioned on the Closing or would reasonably be expected to have a Material Adverse Effect on Newco and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together, after giving effect to the Merger.

     (b) Each of PNU and Monsanto shall, in connection with the efforts referenced in Section 5.4(a) to obtain all requisite material approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the "DOJ"), the Federal Trade Commission (the "FTC") or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent appropriate or permitted by the DOJ, the FTC or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, "Regulatory Law" means the Sherman Act, as amended, Council Regulation No. 4064/89 of the European Community, as amended (the "EC Merger Regulation"), the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

     (c) Subject to the last sentence of Section 5.4(a), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of PNU and Monsanto shall cooperate in all respects with each other and use its respective reasonable best efforts, including without limitation, selling, holding separate or otherwise disposing of or conducting their business in a specified manner, or agreeing to sell, hold separate or otherwise dispose of or conduct their business in a specified manner or permitting the sale, holding separate or other disposition of, any assets of PNU, Monsanto or their respective Subsidiaries or the conducting of their business in a specified manner, in order to contest and resist any such action or proceeding (or the threat thereof) and to have vacated, lifted, reversed or

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overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

     (d) Each of PNU and Monsanto shall cooperate with each other in obtaining opinions of Davis Polk & Wardwell, counsel to PNU, and Arnold & Porter, special tax counsel to Monsanto, to satisfy the conditions set forth in Section 6.2(c) and Section 6.3(c). In connection therewith, each of PNU and Monsanto shall deliver to such counsel customary representation letters substantially in the forms attached hereto as Exhibit 6.2(c)(2) and Exhibit 6.2(c)(3) or otherwise in form and substance reasonably satisfactory to such counsel.

     SECTION 5.5 Acquisition Proposals. Without limitation on any of such party's other obligations under this Agreement (including under Article IV hereof), but except to the extent specifically permitted to such party pursuant to its Disclosure Schedules under subsections (e) and (f) of Sections 4.1 or 4.2, as the case may be, each of PNU and Monsanto agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it, or any purchase or sale of the consolidated assets (including without limitation stock of Subsidiaries) of such party and its Subsidiaries, taken as a whole, having an aggregate value equal to 10% or more of the market capitalization of such party, or any purchase or sale of, or tender or exchange offer for, 10% or more of the equity securities of such party (any such proposal or offer (other than a proposal or offer made by the other party or an affiliate thereof) being hereinafter referred to as an "Acquisition Proposal"). Each party agrees that it will promptly inform the other party of its receipt of any inquiries, offers or proposals received by any of its directors or executive officers relating to an Acquisition Proposal. Each of PNU and Monsanto further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. Notwithstanding anything in this Agreement to the contrary, each of PNU and Monsanto or its respective Board of Directors shall be permitted to (A) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) in response to an unsolicited bona fide written Acquisition Proposal by any Person, recommend approval of such an unsolicited bona fide written Acquisition Proposal to its stockholders or effect an Adverse Change in the PNU Recommendation or an Adverse Change in the Monsanto Recommendation, as the case may be, or (C) engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, in any such case as is referred to in clause (B) or
(C), (i) its Stockholders Meeting shall not have occurred, (ii) its Board of

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Directors (x) in the case of clause (B) above, concludes in good faith that such
Acquisition Proposal constitutes a Superior Proposal and provides written notice of termination of this Agreement pursuant to Section 7.1(f) or (y) in the case of clause (C) above concludes in good faith that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, (iii) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board of Directors receives from such Person an executed confidentiality agreement containing confidentiality terms at least as stringent as those contained in the Confidentiality Agreement, and (iv) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, such party notifies the other party promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, it, its Subsidiaries, its or its Subsidiaries' officers or directors, or any of its agents or representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers. Each of PNU and Monsanto agrees that it will promptly keep the other party informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations. Each of PNU and Monsanto agrees that it will, and will cause its and its Subsidiaries' officers, directors, agents and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal, and request the return or destruction of all non-public information furnished in connection therewith. Each of PNU and Monsanto agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this
Section 5.5. Nothing in this Section 5.5 shall (x) permit PNU or Monsanto to terminate this Agreement (except as specifically provided in Article VII hereof) or (y) affect any other obligation of PNU or Monsanto under this Agreement.

     SECTION 5.6 Employee Benefits Matters. (a) Continuation and Comparability of Benefits. Following the Effective Time, Newco shall honor, and cause the Surviving Corporation to honor, all Monsanto Employee Benefit Plans and PNU Employee Benefit Plans and the related funding arrangements of each in accordance with their respective terms and shall interpret such Monsanto Employee Benefit Plans and PNU Employee Benefit Plans in accordance with the past practice of Monsanto or PNU, as the case may be. From the Effective Time until December 31, 2001, Newco and the Surviving Corporation do not intend to reduce base salary, annual bonus opportunities or long-term incentive opportunities for employees of PNU, Monsanto and their respective Subsidiaries, except as otherwise determined by the Board of Directors or Compensation Committee of Newco. From the Effective Time until December 31, 2001, Newco and the Surviving Corporation shall provide employee benefits under employee benefit plans to the employees and former employees of PNU and Monsanto and their respective Subsidiaries (the "Newco Employees") that are in the aggregate no less favorable than those provided to such persons pursuant to the employee benefit plans of each of Monsanto and PNU in effect on the date hereof (excluding equity and equity-based compensation). Without limiting the generality of the foregoing, Newco shall provide severance pay and benefits to Newco Employees whose employment terminates on or before December 31, 2001 in accordance with the following: (i) with respect to such Newco Employees who are employed by Monsanto or any of its Subsidiaries immediately before the Effective Time, not less favorable than those provided under the applicable Monsanto Employee Benefit Plans; and (ii) with respect to such Newco Employees who are employed by PNU or any

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of its Subsidiaries immediately before the Effective Time, not less favorable than those provided under the applicable PNU Employee Benefit Plans, in each case as interpreted in accordance with past practice of Monsanto and PNU, respectively. Nothing herein shall prohibit any changes to the Monsanto Employee Benefit Plans and PNU Employee Benefit Plans that may be (i) required by law (including, without limitation, any applicable qualification requirements of Section 401(a) of the Code), (ii) necessary as a technical matter to reflect the transactions contemplated hereby or (iii) required for Newco to provide for or permit investment in its securities. Furthermore, nothing herein shall require Newco to continue any particular Monsanto Employee Benefit Plan or PNU Employee Benefit Plan or prevent the amendment or termination thereof (subject to the maintenance, in the aggregate, of the benefits as provided in this Section 5.6(a) and to the obligation to provide severance pay and benefits as provided above).

     (b) Pre-Existing Limitations; Deductibles; Service Credit. With respect to any employee benefit plans in which any Newco Employees first become eligible to participate, on or after the Effective Time, and in which the Newco Employees did not participate prior to the Effective Time (the "New Newco Plans"), Newco shall: (A) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Newco Employees under any New Newco Plans in which such employees may be eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Monsanto Employee Benefit Plan or PNU Employee Benefit Plan, as the case may be;
(B) provide each Newco Employee with credit for any co-payments and deductibles paid prior to the Effective Time (to the same extent such credit was given under the analogous employee benefit plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Newco Plans in which such employees may be eligible to participate after the Effective Time, and (C) recognize all service of the Newco Employees with PNU and Monsanto, respectively, for all purposes (including, without limitation, purposes of eligibility to participate, vesting credit, entitlement to benefits, and, except with respect to defined benefit pension plans, benefit accrual) in any New Newco Plan in which such employees may be eligible to participate after the Effective Time, to the extent such service is taken into account under the applicable New Newco Plan; provided, that the foregoing shall not apply to the extent it would result in duplication of benefits.

     (c) Grantor Trusts. Monsanto and PNU shall each take all steps (if any) that are necessary or appropriate to amend any grantor trusts to which Monsanto or any of its Subsidiaries, or PNU or any of its Subsidiaries, as applicable, is a party so that no contributions to such trusts are required to be made as a result of or in connection with the consummation of the transactions contemplated hereby.

     (d) Pension Plans. (i) PNU shall take all steps necessary or appropriate to declare void the provisions of the PNU Retirement Plan that, absent such action, would otherwise become effective upon a change of control.

     (ii) Monsanto shall take all steps necessary or appropriate to ensure that its defined benefit pension plans do not contain provisions that would become effective upon a change of control.

     (e) Assumption of Employment Agreements. Monsanto and PNU shall take all action necessary or appropriate to effect the assumption by Monsanto, effective

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immediately following the Effective Time, of all rights and obligations of PNU under the employment agreements listed on Schedule 5.6(e).

     SECTION 5.7 Fees and Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except
(a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed on PNU or its Subsidiaries and (b) Expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement/Prospectus, which shall be shared equally by PNU and Monsanto. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/ Prospectus and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

     SECTION 5.8 Directors' and Officers' Indemnification and Insurance. The Surviving Corporation shall, and Newco shall cause the Surviving Corporation to,
(i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of PNU and its Subsidiaries (in all of their capacities), to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by PNU pursuant to PNU's certificate of incorporation, by-laws and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of PNU and its Subsidiaries for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Surviving Corporation's (or any successor's) certificate of incorporation and by-laws for a period of six years after the Effective Time, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the certificate of incorporation and by-laws of PNU, as the case may be, and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by PNU (provided that the Surviving Corporation (or any successor) may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by PNU for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     SECTION 5.9 Public Announcements. PNU and Monsanto shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications

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plan, and (ii) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

     SECTION 5.10 Accounting Matters. (a) PNU shall use reasonable best efforts to cause to be delivered to Monsanto two letters from PNU's independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to PNU and Monsanto, in form and substance reasonably satisfactory to Monsanto and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (b) Monsanto shall use reasonable best efforts to cause to be delivered to PNU two letters from Monsanto's independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Monsanto and PNU, in form and substance reasonably satisfactory to PNU and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     (c) Each of PNU and Monsanto shall use reasonable best efforts to cause the transactions contemplated by this Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by the SEC; provided, however, that notwithstanding anything in this Agreement to the contrary, the qualification of the Merger for pooling of interests accounting treatment shall not be a condition to the Closing.

     SECTION 5.11 Listing of Shares of Monsanto Common Stock. Monsanto shall use its reasonable best efforts to cause the shares of Monsanto Common Stock to be issued in the Merger and the shares of Monsanto Common Stock to be reserved for issuance upon exercise of the PNU Stock Options (i) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date and (ii) to be approved for listing on the Stockholm Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

     SECTION 5.12 Dividends. After the date of this Agreement, each of PNU and Monsanto shall coordinate with the other the payment of dividends with respect to the PNU Common Stock and Monsanto Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of PNU Common Stock and Monsanto Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of PNU Common Stock and/or Monsanto Common Stock and any shares of Monsanto Common Stock that any such holder receives in exchange for such shares of PNU Common Stock in the Merger.

     SECTION 5.13 Affiliates. (a) Not less than 45 days prior to the Effective Time, PNU shall deliver to Monsanto a letter identifying all persons who, in the judgment of PNU, may be deemed at the time this Agreement is submitted for adoption by the stockholders of PNU, "affiliates" of PNU for purposes of Rule 145 under the Securities Act or for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and

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regulations, and such list shall be updated as necessary to reflect changes from the date hereof. PNU shall use reasonable best efforts to cause each person identified on such list to deliver to Monsanto not less than 30 days prior to the Effective Time, a written agreement substantially in the form attached as
Exhibit 5.13 hereto (an "Affiliate Agreement").

     (b) Not less than 45 days prior to the Effective Time, Monsanto shall deliver to PNU a letter identifying all persons who, in the judgment of Monsanto, may be deemed at the time this Agreement is submitted for adoption by the stockholders of Monsanto, "affiliates" of Monsanto for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date thereof. Monsanto shall use reasonable best efforts to cause each person identified on such list to deliver to PNU not less than 30 days prior to the Effective Time, a written agreement including the substance of paragraphs
(C), (D) and (E) of Exhibit 5.13 hereto.

     (c) If the Merger qualifies for pooling of interests accounting treatment, Newco shall use its reasonable best efforts to publish no later than 90 days after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

     SECTION 5.14 Section 16 Matters. Prior to the Effective Time, PNU and Monsanto shall take all such steps as may be required to cause any dispositions of PNU Common Stock (including derivative securities with respect to PNU Common Stock) or acquisitions of Monsanto Common Stock (including derivative securities with respect to Monsanto Common Stock) resulting from the transactions contemplated by Article I or Article II of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to PNU or Monsanto, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     SECTION 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) Stockholder Approval. (i) Monsanto shall have obtained the Required Monsanto Votes in connection with the approval of the Share Issuance and the Charter Amendment by the stockholders of Monsanto and (ii) PNU shall have obtained the Required PNU Vote in connection with the adoption of this Agreement by the stockholders of PNU.

          (b) No Injunctions or Restraints, Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, (i) having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or (ii) which otherwise would

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     reasonably be expected to have a Material Adverse Effect on Newco and its
     Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together after giving effect to the Merger; provided, however, that the provisions of this Section 6.1(b) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.4 shall have been the cause of, or shall have resulted in, such order or injunction.

          (c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (d) EU Antitrust. PNU and Monsanto shall have received in respect of the Merger and any matters arising therefrom confirmation by way of a decision from the Commission on the European Communities under Regulation 4064/89 (with or without the initiation of proceedings under Article 6(1)(c) thereof) that the Merger and any matters arising therefrom are compatible with the common market.

          (e) Governmental and Regulatory Approvals. Other than the filings provided for under Section 1.5 and filings pursuant to the HSR Act and the EC Merger Regulation (which are addressed in Section 6.1(c) and Section 6.1(d)), all consents, approvals and actions of, filings with and notices to any Governmental Entity required of PNU, Monsanto or any of their Subsidiaries to consummate the Merger, the Share Issuance and the other transactions contemplated hereby, the failure of which to be obtained or taken would reasonably be expected to have a Material Adverse Effect on Newco and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken together after giving effect to the Merger, shall have been obtained; provided however, that the provisions of this Section 6.1(e) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.4 shall have been the cause of, or shall have resulted in, the failure to obtain such consent or approval.

          (f) NYSE Listing. The shares of Monsanto Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (g) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     SECTION 6.2 Additional Conditions to Obligations of PNU. The obligation of PNU to effect the Merger is subject to the satisfaction of, or waiver by PNU, on or prior to the Closing Date of the following additional conditions:

          (a) Representations and Warranties. Each of the representations and warranties of Monsanto set forth in this Agreement that is qualified as to Material Adverse Effect shall be true and correct, and each of the representations and warranties of Monsanto set forth in this Agreement that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), and PNU shall have received a certificate of Monsanto executed by the chief executive officer and the chief financial officer of Monsanto to such effect.

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          (b) Performance of Obligations of Monsanto.  Monsanto shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and PNU shall have received a certificate of Monsanto executed by the chief executive officer and the chief financial officer of Monsanto to such effect.

          (c) Tax Opinion. PNU shall have received from Davis Polk & Wardwell, counsel to PNU, on or before the date the Form S-4 shall become effective and, subsequently, on the Closing Date, a written opinion dated as of such dates substantially in the form of Exhibit 6.2(c)(1). In rendering such opinion, counsel to PNU shall be entitled to rely upon information, representations and assumptions provided by PNU and Monsanto substantially in the form of Exhibits 6.2(c)(2) and 6.2(c)(3) (allowing for such amendments to the representations as counsel to PNU deems reasonably necessary).

          (d) Monsanto Rights Agreement. No Shares Acquisition Date or Distribution Date shall have occurred pursuant to the Monsanto Rights Agreement or the New Monsanto Rights Agreement.

          (e) Governance. Ten designees of PNU shall have been elected as directors of Monsanto, a person reasonably acceptable to Monsanto and PNU shall have been appointed non-executive Chairman of Monsanto (it being understood and agreed that Robert B. Shapiro is such a person), a person reasonably acceptable to Monsanto and PNU shall have been appointed Chief Executive Officer of Monsanto (it being understood and agreed that Fred Hassan is such a person), and the Newco Charter and the Newco By-laws shall have become and remain effective.

     SECTION 6.3 Additional Conditions to Obligations of Monsanto and Merger Sub. The obligations of Monsanto and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Monsanto, on or prior to the Closing Date of the following additional conditions:

          (a) Representations and Warranties. Each of the representations and warranties of PNU set forth in this Agreement that is qualified as to Material Adverse Effect shall be true and correct, and each of the representations and warranties of PNU set forth in this Agreement that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date), and Monsanto shall have received a certificate of PNU executed by the chief executive officer and the chief financial officer of PNU to such effect.

          (b) Performance of Obligations of PNU. PNU shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and Monsanto shall have received

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     a certificate of PNU executed by the chief executive officer and the chief financial officer of PNU to such effect.

          (c) Tax Opinion. Monsanto shall have received from Arnold & Porter, special tax counsel to Monsanto, on or before the date the Form S-4 shall become effective and, subsequently, on the Closing Date, a written opinion dated as of such dates substantially in the form of Exhibit 6.3(c)(1). In rendering such opinion, counsel to Monsanto shall be entitled to rely upon information, representations and assumptions provided by PNU and Monsanto substantially in the form of Exhibits 6.2(c)(2) and 6.2(c)(3) (allowing for such amendments to the representations as counsel to Monsanto deems reasonably necessary).

          (d) PNU Rights Agreement. No Stock Acquisition Date or Separation Time shall have occurred pursuant to the PNU Rights Agreement.

                                  ARTICLE VII

                           TERMINATION AND AMENDMENT

     SECTION 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Monsanto or PNU:

          (a) by mutual written consent of PNU and Monsanto (which consent shall not be unreasonably withheld (i) in the case of PNU, if the conditions set forth in Sections 6.3(a) or 6.3(b) would not reasonably be expected to be satisfied prior to the Termination Date (as defined in Section 7.1(b)) through the exercise of PNU's reasonable best efforts or (ii) in the case of Monsanto, if the conditions set forth in Section 6.2(a) or 6.2(b) would not reasonably be expected to be satisfied prior to the Termination Date through the exercise of Monsanto's reasonable best efforts);

          (b) by either Monsanto or PNU if the Effective Time shall not have occurred on or before December 31, 2000 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including without limitation such party's obligations set forth in Section 5.4) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

          (c) by either Monsanto or PNU if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which such party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 5.4) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action such party shall have used its reasonable best efforts to obtain, in accordance with Section 5.4), in the case of each of (i) and (ii) which is necessary to fulfill the conditions set forth in subsections 6.1(c), (d) and (e), as applicable, and such denial of a request to issue such order, decree, ruling or take

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     such other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with
     Section 5.4 has been the cause of such action or inaction;

          (d) by either Monsanto or PNU if (i) the approval by the stockholders of Monsanto required for the Share Issuance and the Charter Amendment shall not have been obtained by reason of the failure to obtain the Required Monsanto Votes or (ii) the approval by the stockholders of PNU required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required PNU Vote, in each case upon the taking of such vote at a duly held meeting of stockholders of Monsanto or PNU, as the case may be, or at any adjournment thereof;

          (e) by PNU or Monsanto, as the case may be, if the Board of Directors of the other party, prior to the other party's required stockholders approval, shall approve or recommend a Superior Proposal pursuant to
     Section 5.5 or shall resolve to take any of such actions;

          (f) by PNU or Monsanto, as the case may be, at any time prior to its required stockholders approval, upon three Business Days' prior notice to the other party, if its Board of Directors shall have determined as of the date of such notice that an Acquisition Proposal is a Superior Proposal; provided, however, that (i) the terminating party shall have complied with
     Section 5.5, (ii) prior to any such termination, the terminating party shall, if requested by the other party in connection with a revised proposal by it, negotiate in good faith for such three Business Day period with the other party and (iii) the Board of Directors of the terminating party shall have concluded in good faith, as of the effective date of such termination, after taking into account any revised proposal by the other party during such three Business Day period, that an Acquisition Proposal is a Superior Proposal and; provided, further, that it shall be a condition to termination by the terminating party pursuant to this Section 7.l(f) that the terminating party shall have made the payment of the fee to the other party required by Section 7.2(b)(i)(A) or Section 7.2(c)(i)(A), as the case may be;

          (g) by either party, if (A) the Board of Directors of PNU shall have effected an Adverse Change in the PNU Recommendation (or resolved to take such action) or (B) the Board of Directors of Monsanto shall have effected an Adverse Change in the Monsanto Recommendation (or resolved to take such action);

          (h) by Monsanto, if a Stock Acquisition Date shall have occurred pursuant to the PNU Rights Agreement; or

          (i) by PNU, if a Share Acquisition Date shall have occurred pursuant to the Monsanto Rights Agreement or the New Monsanto Rights Agreement.

     SECTION 7.2 Effect of Termination. (a) In the event of termination of this Agreement by either Monsanto or PNU as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of PNU or Monsanto or their respective officers or directors except with respect to Section 3.1(m), Section 3.2(m), Section 4.3, the second sentence of Section 5.3, Section 5.7, this Section 7.2 and Article VIII, which provisions shall survive such termination, and except that, notwithstanding anything to the contrary contained in this Agreement, neither PNU

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nor Monsanto shall be relieved or released from any liabilities or damages arising out of its willful material breach of this Agreement.

     (b) (i) PNU shall pay Monsanto the sum of $575 million (the "PNU Alternative Transaction Fee") if this Agreement is terminated solely as follows:
(A) if PNU shall terminate this Agreement pursuant to Section 7.1(f), (B) if (I) either party shall terminate this Agreement pursuant to Section 7.1(d)(ii) due to the failure of PNU's stockholders to adopt this Agreement and approve the transactions contemplated hereby, (II) at any time after the date of this Agreement and at or before the date of the PNU Stockholders Meeting a Business Combination (as defined in Section 7.2(d)) proposal with respect to PNU shall have been publicly announced or otherwise communicated to the Board of Directors of PNU, and (III) within twelve months of the termination of this Agreement, PNU enters into a definitive agreement with any third party with respect to a Business Combination or a Business Combination with respect to PNU is consummated, (C) if Monsanto shall terminate this Agreement pursuant to Section 7.1(e) or 7.1(h), (D) if (I) either party shall terminate this Agreement pursuant to Section 7.1(b), (II) at any time after the date of this Agreement and at or before the Termination Date there shall exist a Business Combination proposal with respect to PNU, (III) following the existence of such Business Combination proposal and prior to any such termination, PNU shall have intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forth in this Agreement in any material respect, which breach shall have materially contributed to the failure of the Effective Time to occur on or before the Termination Date and (IV) within twelve months of any such termination of this Agreement, PNU shall enter into a definitive agreement with any third party with respect to a Business Combination or a Business Combination with respect to PNU is consummated, or (E) if (I) either party shall terminate this Agreement pursuant to 7.1(g)(A), (II) at any time after the date of this Agreement and at or before the Adverse Change in the PNU Recommendation a Business Combination proposal with respect to PNU shall have been publicly announced or otherwise communicated to the Board of Directors of PNU, and (III) within twelve months of any such termination of this Agreement, PNU shall enter into a definitive agreement with any third party with respect to a Business Combination or a Business Combination with respect to PNU is consummated, provided that, in the case of this subclause (E) of Section 7.2(b)(i), if the PNU Termination Fee (as defined in Section 7.2(b)(ii)) has previously been paid in connection with the termination of this Agreement pursuant to Section 7.1(g)(A), then the amount of such fee shall be credited to the PNU Alternative Transaction Fee.

     (ii) PNU shall pay Monsanto the amount of $250 million (the "PNU Termination Fee") if this Agreement is terminated by either party pursuant to
Section 7.1(g)(A) in circumstances in which the PNU Alternative Transaction Fee is not then payable unless at the time the Board of Directors of PNU effected an Adverse Change in the PNU Recommendation (or resolved to take such action) Monsanto shall be in material breach of its representations, warranties or covenants contained in this Agreement.

     (c) (i) Monsanto shall pay PNU the sum of $575 million (the "Monsanto Alternative Transaction Fee") if this Agreement is terminated solely as follows:
(A) if Monsanto shall terminate this Agreement pursuant to Section 7.1(f), (B) if (I) either party shall terminate this Agreement pursuant to Section 7.1(d)(i) due to the failure of Monsanto's stockholders to approve the Share Issuance or the Charter Amendment, (II) at any time after the date of this Agreement and at or before the date of the Monsanto Stockholders Meeting a Business Combination proposal with respect to

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Monsanto shall have been publicly announced or otherwise communicated to the
Board of Directors of Monsanto and (III) within twelve months of the termination of this Agreement, Monsanto enters into a definitive agreement with any third party with respect to a Business Combination proposal or a Business Combination with respect to Monsanto is consummated, (C) if PNU shall terminate this Agreement pursuant to Section 7.1(e) or 7.1(i), (D) if (I) either party shall terminate this Agreement pursuant to Section 7.1(b), (II) at any time after the date of this Agreement and at or before the Termination Date there shall exist a Business Combination proposal with respect to Monsanto, (III) following the existence of such a Business Combination proposal and prior to any such termination, Monsanto shall have intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forth in this Agreement in any material respect which breach shall have materially contributed to the failure of the Effective Time to occur on or before the Termination Date and
(IV) within twelve months of any such termination of this Agreement, Monsanto shall enter into a definitive agreement with any third party with respect to a Business Combination proposal or a Business Combination with respect to Monsanto is consummated, or (E)(I) if either party shall terminate this Agreement pursuant to 7.1(g)(B), (II) at any time after the date of this Agreement and at or before the termination of this Agreement relating to the Adverse Change in the Monsanto Recommendation a Business Combination proposal with respect to Monsanto, shall have been publicly announced or otherwise communicated to the Board of Directors of Monsanto and (III) within twelve months of any such termination of this Agreement, Monsanto shall enter into a definitive agreement with any third party with respect to a Business Combination or a Business Combination with respect to Monsanto is consummated, provided that, in the case of this subclause (E) of Section 7.2(c)(i), if the Monsanto Termination Fee (as defined in section 7.2(c)(ii)) has previously been paid in connection with the termination of this Agreement pursuant to Section 7.1(g)(B), then the amount of such fee shall be credited to the Monsanto Alternative Transaction Fee.

     (ii) Monsanto shall pay PNU the amount of $250 million (the "Monsanto Termination Fee") if this Agreement is terminated by either party pursuant to
Section 7.1(g)(B) in circumstances in which the Monsanto Alternative Transaction Fee is not then payable unless at the time the Board of Directors of Monsanto effected an Adverse Change in the Monsanto Recommendation (or resolved to take such action) PNU shall be in material breach of its representations, warranties or covenants contained in this Agreement.

     (d) For the purposes of this Section 7.2, "Business Combination" means with respect to PNU or Monsanto, as the case may be, (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party as a result of which either (A) such party's stockholders prior to such transaction (by virtue of their ownership of such party's shares) in the aggregate cease to own at least 60% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or, regardless of the percentage of voting securities held by such stockholders, if any Person shall beneficially own, directly or indirectly, at least 30% of the voting securities of such ultimate parent entity, or (B) the individuals comprising the board of directors of such party prior to such transaction do not constitute a majority of the board of directors of such ultimate parent entity, (ii) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of such party and its Subsidiaries, taken as whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 30% or more of the common stock of such party whether by merger,

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consolidation, share exchange, business combination, tender or exchange offer or otherwise (other than a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction upon the consummation of which such party's stockholders would in the aggregate beneficially own greater than 60% of the voting securities of such Person).

     (e) The PNU Alternative Transaction Fee and the Monsanto Alternative Transaction Fee required to be paid pursuant to Section 7.2(b)(i) or 7.2(c)(i), as the case may be, shall be paid prior to, and shall be a pre-condition to the effectiveness of, termination of this Agreement pursuant to Section 7.1(f). Any other payment required to be made pursuant to Section 7.2(b) or 7.2(c) shall be made not later than two Business Days after the entering into of a definitive agreement with respect to, or the consummation of, a Business Combination, as applicable, or a termination pursuant to Section 7.1(e), Section 7.1(g), Section 7.1(h) or Section 7.1(i). In no event shall more than one PNU Alternative Transaction Fee or Monsanto Alternative Transaction Fee be made.

     SECTION 7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Monsanto and PNU, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     SECTION 7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     SECTION 8.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

     SECTION 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier

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service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

     (a) if to PNU to

          Pharmacia & Upjohn, Inc.
          100 Route 206 North
          Peapack, New Jersey 07977
          Fax: (908) 901-1862
          Attention: Don Schmitz, Esq.

          with a copy to

          Davis Polk & Wardwell
          450 Lexington Avenue
          New York, New York 10017
          Fax: (212) 450-4800
          Attention: Peter R. Douglas, Esq.

     (b) if to Monsanto to

          Monsanto Company
          800 North Lindbergh Boulevard
          St. Louis, Missouri 63167
          Fax: (314) 694-6399
          Attention: R. William Ide, III, Esq.

          with a copy to

          Wachtell, Lipton, Rosen & Katz
          51 West 52nd Street
          New York, New York 10019
          Fax: (212) 403-2000
          Attention: Richard D. Katcher, Esq.
                     Eric S. Robinson, Esq.

     SECTION 8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     SECTION 8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

     SECTION 8.5 Entire Agreement; No Third Party Beneficiaries. (a) This Agreement, the Stock Option Agreements and the Confidentiality Agreement constitute

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the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than
Section 5.8 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

     SECTION 8.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

     SECTION 8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     SECTION 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     SECTION 8.9 Submission to Jurisdiction; Waivers. Each of PNU and Monsanto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of PNU and Monsanto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of PNU and Monsanto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

     SECTION 8.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 8.11  Definitions.  As used in this Agreement:

          (a) "affiliate" means (except as specifically otherwise defined), as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

          (b) "beneficial ownership" or "beneficially own" shall have the meaning under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

          (c) "Board of Directors" means the Board of Directors of any specified Person and any committees thereof.

          (d) "Business Day" means any day on which banks are not required or authorized to close in the City of New York.

          (e) "Known" or "Knowledge" means, with respect to any party, the knowledge of such party's executive officers after reasonable inquiry.

          (f) "Material Adverse Effect" means, with respect to any entity, any event, change, circumstance or effect that is or is reasonably likely to be materially adverse to (i) the business, financial condition or results of operations of such entity and its Subsidiaries taken as a whole, other than any event, change, circumstance or effect relating (x) to the economy or financial markets in general or (y) in general to the industries in which PNU or Monsanto operate and not specifically relating to PNU or Monsanto or
     (ii) the ability of such party to consummate the transactions contemplated by this Agreement.

          (g) "Monsanto Agribusiness" means the Agricultural Products business of Monsanto, all as more fully described in Monsanto's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

          (h) A "Monsanto Employee Benefit Plan" means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer or director of Monsanto or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Monsanto or any of its Subsidiaries or to which Monsanto or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement.

          (i) "Monsanto Nutrition and Consumer Businesses" means the alginates, artificial sweetner and biogum businesses that have been reclassified as discontinued operations in the financial statements of Monsanto.

          (j) A "Monsanto Plan" means any Monsanto Employee Benefit Plan other than a Multiemployer Plan.

          (k) A "Multiemployer Plan" means any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

          (l) "Newco" is sometimes used in the Agreement to refer to Monsanto following the Merger.

          (m) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

          (n) A "PNU Employee Benefit Plan" means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer or director of PNU or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by PNU or any of its Subsidiaries or to which PNU or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement.

          (o) A "PNU Plan" means any PNU Employee Benefit Plan other than a Multiemployer Plan.

          (p) "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated,
     (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

          (q) "Superior Proposal" means with respect to PNU or Monsanto, as the case may be, a written proposal made by a Person other than either such party which is for (I)(i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party as a result of which either (A) such party's stockholders prior to such transaction (by virtue of their ownership of such party's shares) in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) the individuals comprising the board of directors of such party prior to such transaction do not constitute a majority of the board of directors of such ultimate parent entity, (ii) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of such party and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 50% or more of the common stock of such party whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise (other than a merger, consolidation, share exchange, business combination, tender or exchange offer or other transaction upon the consummation of which such party's stockholders would in the aggregate beneficially own greater than 60% of the voting securities of such Person), and which is
     (II) otherwise on terms which the Board of Directors of such party in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement (after giving effect, for purposes of clause (iii) of Section 7.1(f), to any revised proposal made by the other party prior to the end of the three business-day period referred to in clause (ii) of Section 7.1(f)) and (ii) is reasonably capable of being completed.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          MONSANTO COMPANY

                                          By: /s/  ROBERT B. SHAPIRO
                                             -----------------------------------
                                              Name: Robert B. Shapiro
                                              Title: Chairman and
                                                     Chief Executive Officer

                                          MP SUB, INCORPORATED

                                          By: /s/  GARY L. CRITTENDEN
                                             -----------------------------------
                                              Name: Gary L. Crittenden
                                              Title: President

                                          PHARMACIA & UPJOHN, INC.

                                          By: /s/  FRED HASSAN
                                             -----------------------------------
                                              Name: Fred Hassan
                                              Title: Chief Executive Officer

                                          By: /s/  J. SOREN GYLL
                                             -----------------------------------
                                              Name: J. Soren Gyll
                                              Title: Chairman of the Board

                                                                         ANNEX B

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of December 19, 1999 (the "Agreement"), by and between Monsanto Company, a Delaware corporation ("Issuer"), and Pharmacia & Upjohn, Inc., a Delaware corporation ("Grantee").

     WHEREAS, Issuer and Grantee propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), providing for, among other things, a merger (the "Merger") of Grantee with a wholly-owned subsidiary of Issuer;

     WHEREAS, as a condition and inducement to Grantee's willingness to enter into the Merger Agreement and the Pharmacia Stock Option Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below); and

     WHEREAS, as a condition and inducement to Issuer's willingness to enter into the Merger Agreement and this Agreement, Issuer has requested that Grantee agree, and Grantee has agreed, to grant Issuer an option to purchase shares of Grantee's common stock under the Pharmacia Stock Option Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, Issuer and Grantee agree as follows:

     SECTION 1. Grant of Options. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 94,774,810 shares (the "Option Shares") of common stock, par value $2.00 per share, of Issuer (the "Shares") (being 14.9% of the number of Shares outstanding immediately before such grant), together with the associated purchase rights (the "Rights") under (i) the Rights Agreement dated as of January 26, 1990, between Issuer and First Chicago Trust Company of New York, as successor to The First National Bank of Boston, as rights agent, as amended by the First Amendment thereto dated as of May 31, 1998 and (ii) the Rights Agreement dated as of December 19, 1999, between Issuer and Equiserve Trust Company N.A., as rights agent (references to the Option Shares shall be deemed to include the associated Rights), at a purchase price of $41.75 per Option Share (such price, as adjusted if applicable, the "Purchase Price"). The number of Option Shares that may be received upon the exercise of the Option and the Purchase Price are subject to adjustment as set forth herein.

     SECTION 2. Exercise of Option. (a) Grantee may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of a Purchase Event (as defined below); provided that, except as otherwise provided herein, the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time, (ii) 6 months after the first occurrence of a Purchase Event (or if, at the expiration of such 6 months after the first occurrence of a Purchase Event, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise shall have been removed, but in no event under this clause (ii) later than the first anniversary of the Purchase Event),
(iii) termination of the Merger Agreement under circumstances which do not and cannot result in Grantee's becoming entitled to receive termination fees from Issuer pursuant to

Section 7.2(c) of the Merger Agreement of $575 million or more, (iv) twelve months after the termination of the Merger Agreement under circumstances which could result in Grantee's becoming entitled to receive termination fees from Issuer pursuant to clause (B), (D) or (E) of Section 7.2(c)(i) of the Merger Agreement, and (v) the date Grantee shall have received the Maximum Repurchase Price pursuant to Section 7. The termination of the Option shall not affect any rights hereunder which by their terms extend beyond the date of such termination.

     (b) As used herein, a "Purchase Event" means an event the result of which is that the total fee or fees required to be paid by Issuer to Grantee pursuant to Section 7.2(c) of the Merger Agreement equals $575 million.

     (c) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the "Exercise Notice"; the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 10 business days from such Notice Date for the closing of such purchase (a "Closing"; and the date of such Closing, a "Closing Date"); provided that such closing shall be held only if (A) such purchase would not otherwise violate or cause the violation of applicable law (including the HSR Act), (B) no law, rule or regulation shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, decree or ruling issued by a court or other governmental authority of competent jurisdiction shall be in effect, which prohibits delivery of such Option Shares (and the parties hereto shall use their reasonable best efforts to have any such order, injunction, decree or ruling vacated or reversed) and (C) any prior notification to or approval of any other regulatory authority in the United States or elsewhere required in connection with such purchase shall have been made or obtained, other than those which if not made or obtained would not reasonably be expected to result in a significant detriment to the Grantee and its Subsidiaries taken as a whole or the Issuer and its Subsidiaries taken as a whole. If the Closing cannot be consummated by reason of a restriction set forth in clause (A), (B) or
(C) above, notwithstanding the provisions of Section 2(a), the Closing shall be held within 5 business days following the elimination of such restriction.

     Section 3. Payment and Delivery of Certificates. (a) On each Closing Date, Grantee shall pay to Issuer in immediately available funds by wire transfer to a bank account designated by Issuer an amount equal to the Purchase Price multiplied by the Option Shares to be purchased on such Closing Date.

     (b) At each Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Issuer shall deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such closing, which Option Shares shall be free and clear of all liens, charges or encumbrances ("Liens"), and Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable law or the provisions of this Agreement.

     (c) Certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

          THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF DECEMBER

     19, 1999. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

     It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and
(ii) the reference to restrictions pursuant to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

     SECTION 4. Authorized Stock. Issuer hereby represents and warrants to Grantee that Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, at all times from the date hereof until the obligation to deliver Shares upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, Shares necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional Shares or other securities which may be issued pursuant to Section 6 upon exercise of the Option. The Shares to be issued upon due exercise of the Option, including all additional Shares or other securities which may be issuable upon exercise of the Option pursuant to Section 6, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all Liens, including any preemptive rights of any stockholder of Issuer.

     SECTION 5. Purchase Not for Distribution. Grantee hereby represents and warrants to Issuer that any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

     SECTION 6. Adjustment upon Changes in Capitalization, etc. (a) In the event of any change in Shares by reason of reclassification, recapitalization, stock split, split-up, combination, exchange of shares, stock dividend, dividend, dividend payable in any other securities, or any similar event, the type and number of Shares or securities subject to the Option, and the Purchase Price therefor (including for purposes of repurchase thereof pursuant to Section
7), shall be adjusted appropriately, and proper provisions shall be made in the agreements governing such transaction, so that Grantee shall receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received in respect of Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable. If any additional Shares are issued after the date of this Agreement (other than pursuant to an event described in the immediately preceding sentence), the number of Shares subject to the Option shall be adjusted so that immediately prior to such issuance, it equals 14.9% of the number of Shares then issued and outstanding. In no event shall the number of Shares subject to the Option exceed 14.9% of the number of Shares issued and outstanding at the time of exercise (without giving effect to any shares subject or issued pursuant to the Option).

     (b) Without limiting the foregoing, whenever the number of Option Shares purchasable upon exercise of the Option is adjusted as provided in this Section 6, the Purchase Price per Option Share shall be adjusted by multiplying the Purchase Price by a fraction, the numerator of which is equal to the number of Option Shares purchasable prior to the adjustment and the denominator of which is equal to the number of Option Shares purchasable after the adjustment.

     (c) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any Person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other Person or cash or any other property, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Option Shares had the Option been exercised immediately prior to such consolidation, merger, sale or transfer or the record date therefor, as applicable. Issuer shall take such steps in connection with such consolidation, merger, liquidation or other such transaction as may be reasonably necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Option.

     SECTION 7.  Repurchase of Option.  (a) Notwithstanding the provisions of
Section 2(a), at any time commencing upon the first occurrence of a Purchase Event and ending upon termination of this Option in accordance with Section 2, Issuer (or any successor entity thereof) shall at the request of Grantee (any such request, a "Cash Exercise Notice"), repurchase from Grantee the Option or a portion thereof (if and to the extent not previously exercised or terminated) at a price which, subject to Section 10 below, is equal to the excess, if any, of
(x) the Applicable Price (as defined below) as of the Section 7 Request Date (as defined below) for a Share over (y) the Purchase Price (subject to adjustment pursuant to Section 6), multiplied by all or such portion of the Option Shares subject to the Option as the Grantee shall specify in the Cash Exercise Notice (the "Option Repurchase Price").

     (b) Notwithstanding the provisions of Section 2(a), at any time following the occurrence of a Purchase Event, Issuer (or any successor entity thereof) may, at its election, repurchase the Option (if and to the extent not previously exercised or terminated) at the Option Repurchase Price. For purposes of this Agreement, an exercise of the Option shall be deemed to occur on the Closing Date and not on the Notice Date relating thereto.

     (c) In connection with any exercise of rights under this Section 7, Issuer shall, within 5 business days after the Section 7 Request Date, pay the Option Repurchase Price in immediately available funds, and Grantee or such owner, as the case may be, shall surrender to Issuer the Option. Upon receipt by the Grantee of the Option Repurchase Price, the obligations of the Issuer to deliver Option Shares pursuant to Section 3 of this

Agreement shall be terminated with respect to the number of Option Shares specified in the Cash Exercise Notice or the number of Option Shares as to which the Option is repurchased under Section 7(b).

     (d) For purposes of this Agreement, the following terms have the following meanings:

          (i) "Applicable Price", as of any date, means the highest of (A) the highest price per Share paid or proposed to be paid by any third party for Shares or the consideration per Share received or to be received by holders of Shares, in each case pursuant to any Acquisition Proposal for or with Issuer made on or prior to such date or (B) the average closing price per Share as reported on the New York Stock Exchange, Inc. ("NYSE") Composite Tape or if the Shares are not listed on the NYSE, the highest bid price per Share as quoted on the National Association of Securities Dealers Automated Quotation System or, if the Shares are not quoted thereon, on the principal trading market on which such Shares are traded as reported by a recognized source during the 10 trading days preceding such date. If the consideration to be offered, paid or received pursuant to the foregoing clause (A) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer.

          (ii) "Section 7 Request Date" means the date on which Issuer or Grantee, as the case may be, exercises its rights under this Section.

     (e) In no event shall the aggregate Option Repurchase Price paid pursuant to this Section 7 be in excess of $635 million less any termination fee paid by Issuer and received by Grantee pursuant to Section 7.2(c) of the Merger Agreement (the "Maximum Repurchase Price").

     SECTION 8. Registration Rights. Issuer shall, if requested by Grantee or any Subsidiary of the Grantee which is the owner of Option Shares (collectively with Grantee, the "Owners") at any time and from time to time within two years of the first exercise of the Option, as expeditiously as possible prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of securities that have been acquired by or are issuable to such Owners upon exercise of the Option in accordance with the intended method of sale or other disposition stated by such Owners, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use all reasonable efforts to qualify such shares or other securities under any applicable state securities laws. Issuer shall use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective for such period at least 90 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for a period of time not exceeding 90 days in the aggregate if the Board of Directors of Issuer shall have determined in good faith that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer (but in no event shall Issuer exercise such postponement right more than once in any month period). Any registration statement prepared and filed under this Section 8, and any sale covered thereby, shall be at Issuer's expense except underwriting discounts or commissions, brokers' fees and the reasonable fees and disbursements of Owners' counsel related thereto. The Owners shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If during the time period referred to in the first sentence of this Section 8; provided Issuer effects a registration under the Securities Act of Shares for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it shall allow the Owners the right to participate in such registration, and such participation shall not affect the obligation of Issuer to effect two registration statements for the Owners under this Section 8; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of Shares requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the offering price, Issuer and the Owners shall each reduce on a pro rata basis the Shares to be included therein on their respective behalf. In connection with any registration pursuant to this Section 8, Issuer and the Owners shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution in connection with such registration.

     SECTION 9. Additional Covenants of Issuer. (a) If Shares or any other securities to be acquired upon exercise of the Option are then listed on the NYSE or any other securities exchange or market, Issuer, upon the request of any Owner, will promptly file an application to list the Shares or other securities to be acquired upon exercise of the Options on the NYSE or such other securities exchange or market and will use its reasonable best efforts to obtain approval of such listing as soon as practicable.

     (b) Issuer will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to permit the exercise of the Option in accordance with the terms and conditions hereof, as soon as practicable after the date hereof, including making any appropriate filing pursuant to the HSR Act and any other applicable law, supplying as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other applicable law, and taking all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

     (c) Issuer agrees not to avoid or seek to avoid (whether by charter amendment or through reorganization, consolidation, merger, issuance of rights, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by it.

     (d) Issuer shall use its reasonable best efforts to cause any acquisitions by Grantee (or any affiliate who may become subject to the reporting requirements of Section 16(a) of the Exchange Act) of any Shares acquired in connection with this Agreement (through conversion or exercise of the Option or otherwise) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     SECTION 10. Limitation of Grantee Profit. (a) Notwithstanding any other provision in this Agreement, in no event shall Grantee's Total Profit (as defined below) exceed $635 million (the "Maximum Profit") and, if it otherwise would exceed such amount, Grantee, at its sole discretion, shall either (i) reduce the number of Shares subject to the Option, (ii) deliver to Issuer for cancellation Shares (or other securities into which such Option Shares are converted or exchanged) previously purchased by Grantee, (iii) pay cash to Issuer, or (iv) any combination of the foregoing, so that Grantee's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

     (b) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares as would, as of any Notice Date, result in a Notional Total Profit (as defined below) of more than the Maximum Profit and, if exercise of the Option otherwise would result in the Notional Total Profit exceeding such amount, Grantee, at its discretion, may (in addition to any of the actions specified in Section 10(a) above) (i) reduce the number of Shares subject to the Option or (ii) increase the Purchase Price for that number of Option Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed the Maximum Profit; provided that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in Section 1 hereof.

     (c) For purposes of this Agreement, "Total Profit" shall mean: (i) the aggregate amount (before taxes) of (A) any excess of (x) the net cash amounts or fair market value of any property received by Grantee pursuant to a sale of Option Shares (or securities into which such shares are converted or exchanged) over (y) the Grantee's aggregate purchase price for such Option Shares (or other securities), plus (B) any amounts received by Grantee on the repurchase of the Option by Issuer pursuant to Section 7, plus (C) any termination fee paid by Issuer and received by Grantee pursuant to Section 7.2(c) of the Merger Agreement, minus (ii) the amounts of any cash previously paid by Grantee to Issuer pursuant to this Section 10 plus the value of the Option Shares (or other securities) previously delivered by Grantee to Issuer for cancellation pursuant to this Section 10.

     (d) For purposes of this Agreement, "Notional Total Profit" with respect to any number of Option Shares as to which Grantee may propose to exercise the Option shall mean the Total Profit determined as of the Notice Date assuming that the Stock Option was exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares previously acquired upon exercise of the Option and held by Grantee as of such date, were sold for cash at the closing price per Share on the NYSE as of the close of business on the preceding trading day (less customary brokerage commissions).

     (e) Notwithstanding any other provision of this Agreement, nothing in this Agreement shall affect the ability of Grantee to receive, nor relieve Issuer's obligation to pay, any termination fee provided for in Section 7.2(c) of the Merger Agreement; provided that if and to the extent the Total Profit received by Grantee would exceed the Maximum Profit following receipt of such payment, Grantee shall be obligated to promptly comply with the terms of Section 10(a).

     (f) For purposes of Section 10(a) and clause (ii) of Section 10(c), the value of any Option Shares delivered by Grantee to Issuer shall be the Applicable Price of such Option Shares.

     SECTION 11. Loss, Theft, Etc. of Agreement (and the Option granted hereby). This Agreement is exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of Shares purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     SECTION 12.  Miscellaneous.  (a) Expenses. Except as otherwise provided in
Section 9 hereof or in the Merger Agreement, each of the parties hereto shall bear and pay all expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Entire Agreement; No Third-Party Beneficiary; Severability. Except as otherwise set forth in the Merger Agreement, this Agreement, together with the Merger Agreement and the Pharmacia Stock Option Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire, or does not require Issuer to repurchase, the full number of Shares as provided in Sections 2 and 7, as adjusted pursuant to Section 6, it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of Shares as may be permissible without any amendment or modification hereof.

     (d) Governing Law. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CHOICE OF LAW PRINCIPLES).

     (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given as set forth in Section 8.2 of the Merger Agreement.

     (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

     (h) Assignment. Grantee may not, without the prior written consent of Issuer (which shall not be unreasonably withheld), assign this Agreement or the Option to any other person. This Agreement shall not be assignable by Issuer except by operation of law. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     (i) Representations and Warranties. The representations and warranties contained in Sections 3.1(a)(i) and 3.2(a)(i) of the Merger Agreement, and, to the extent they relate to this Stock Option Agreement, in Sections 3.2(b), (c),
(f) and (g) and Section 3.1(c) of the Merger Agreement, are incorporated herein by reference

     (j) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (k) Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

                                          MONSANTO COMPANY

                                          By: /s/ R. WILLIAM IDE III
                                             -----------------------------------
                                              Name: R. William Ide III
                                              Title: Senior Vice President and
                                              Secretary

                                          PHARMACIA & UPJOHN, INC.

                                          By: /s/ FRED HASSAN
                                             -----------------------------------
                                              Name: Fred Hassan
                                              Title: Chief Executive Officer

                                          By: /s/ J. SOREN GYLL
                                             -----------------------------------
                                              Name: J. Soren Gyll
                                              Title: Chairman of the Board

                                                                         ANNEX C

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of December 19, 1999 (the "Agreement"), by and between Pharmacia & Upjohn, Inc., a Delaware corporation ("Issuer"), and Monsanto Company, a Delaware corporation ("Grantee").

     WHEREAS, Issuer and Grantee propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), providing for, among other things, a merger (the "Merger") of Issuer with a wholly-owned subsidiary of Grantee;

     WHEREAS, as a condition and inducement to Grantee's willingness to enter into the Merger Agreement and the Monsanto Stock Option Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below); and

     WHEREAS, as a condition and inducement to Issuer's willingness to enter into the Merger Agreement and this Agreement, Issuer has requested that Grantee agree, and Grantee has agreed, to grant Issuer an option to purchase shares of Grantee's common stock under the Monsanto Stock Option Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, Issuer and Grantee agree as follows:

     SECTION 1. Grant of Options. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 77,388,932 shares (the "Option Shares") of common stock, par value $0.01 per share, of Issuer (the "Shares") (being 14.9% of the number of Shares outstanding immediately before such grant), together with the associated purchase rights (the "Rights") under the Shareholder Protection Rights Agreement dated as of March 4, 1997, between Issuer and Harris Trust & Savings Bank, as Rights Agent (references to the Option Shares shall be deemed to include the associated Rights), at a purchase price of $50.25 per Option Share (such price, as adjusted if applicable, the "Purchase Price"). The number of Option Shares that may be received upon the exercise of the Option and the Purchase Price are subject to adjustment as set forth herein.

     SECTION 2. Exercise of Option. (a) Grantee may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of a Purchase Event (as defined below); provided that, except as otherwise provided herein, the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time, (ii) 6 months after the first occurrence of a Purchase Event (or if, at the expiration of such 6 months after the first occurrence of a Purchase Event, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise shall have been removed, but in no event under this clause (ii) later than the first anniversary of the Purchase Event),
(iii) termination of the Merger Agreement under circumstances which do not and cannot result in Grantee's becoming entitled to receive termination fees from Issuer pursuant to Section 7.2(b) of the Merger Agreement of $575 million or more, (iv) twelve months after the termination of the Merger Agreement under circumstances which could result in Grantee's becoming entitled to receive termination fees from Issuer pursuant to clause (B), (D) or (E) of Section 7.2(b)(i) of the Merger Agreement, and (v) the date Grantee shall have received the Maximum Repurchase Price pursuant to Section 7. The termination of the Option shall not affect any rights hereunder which by their terms extend beyond the date of such termination.

     (b) As used herein, a "Purchase Event" means an event the result of which is that the total fee or fees required to be paid by Issuer to Grantee pursuant to Section 7.2(b) of the Merger Agreement equals $575 million.

     (c) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the "Exercise Notice"; the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 10 business days from such Notice Date for the closing of such purchase (a "Closing"; and the date of such Closing, a "Closing Date"); provided that such closing shall be held only if (A) such purchase would not otherwise violate or cause the violation of applicable law (including the HSR Act), (B) no law, rule or regulation shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, decree or ruling issued by a court or other governmental authority of competent jurisdiction shall be in effect, which prohibits delivery of such Option Shares (and the parties hereto shall use their reasonable best efforts to have any such order, injunction, decree or ruling vacated or reversed) and (C) any prior notification to or approval of any other regulatory authority in the United States or elsewhere required in connection with such purchase shall have been made or obtained, other than those which if not made or obtained would not reasonably be expected to result in a significant detriment to the Grantee and its Subsidiaries taken as a whole or the Issuer and its Subsidiaries taken as a whole. If the Closing cannot be consummated by reason of a restriction set forth in clause (A), (B) or
(C) above, notwithstanding the provisions of Section 2(a), the Closing shall be held within 5 business days following the elimination of such restriction.

     SECTION 3. Payment and Delivery of Certificates. (a) On each Closing Date, Grantee shall pay to Issuer in immediately available funds by wire transfer to a bank account designated by Issuer an amount equal to the Purchase Price multiplied by the Option Shares to be purchased on such Closing Date.

     (b) At each Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Issuer shall deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such closing, which Option Shares shall be free and clear of all liens, charges or encumbrances ("Liens"), and Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable law or the provisions of this Agreement.

     (c) Certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

          THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF DECEMBER

     19, 1999. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

     It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and
(ii) the reference to restrictions pursuant to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

     SECTION 4. Authorized Stock. Issuer hereby represents and warrants to Grantee that Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, at all times from the date hereof until the obligation to deliver Shares upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, Shares necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional Shares or other securities which may be issued pursuant to Section 6 upon exercise of the Option. The Shares to be issued upon due exercise of the Option, including all additional Shares or other securities which may be issuable upon exercise of the Option pursuant to Section 6, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all Liens, including any preemptive rights of any stockholder of Issuer.

     SECTION 5. Purchase Not for Distribution. Grantee hereby represents and warrants to Issuer that any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

     SECTION 6. Adjustment upon Changes in Capitalization, etc. (a) In the event of any change in Shares by reason of reclassification, recapitalization, stock split, split-up, combination, exchange of shares, stock dividend, dividend, dividend payable in any other securities, or any similar event, the type and number of Shares or securities subject to the Option, and the Purchase Price therefor (including for purposes of repurchase thereof pursuant to Section
7), shall be adjusted appropriately, and proper provisions shall be made in the agreements governing such transaction, so that Grantee shall receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received in respect of Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable. If any additional Shares are issued after the date of this Agreement (other than pursuant to an event described in the immediately preceding sentence), the number of Shares subject to the Option shall be adjusted so that immediately prior to such issuance, it equals 14.9% of the number of Shares then issued and outstanding. In no event shall the number of Shares subject to the Option exceed 14.9% of the number of Shares issued and outstanding at the time of exercise (without giving effect to any shares subject or issued pursuant to the Option).

     (b) Without limiting the foregoing, whenever the number of Option Shares purchasable upon exercise of the Option is adjusted as provided in this Section 6, the Purchase Price per Option Share shall be adjusted by multiplying the Purchase Price by a fraction, the numerator of which is equal to the number of Option Shares purchasable prior to the adjustment and the denominator of which is equal to the number of Option Shares purchasable after the adjustment.

     (c) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any Person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other Person or cash or any other property, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Option Shares had the Option been exercised immediately prior to such consolidation, merger, sale or transfer or the record date therefor, as applicable. Issuer shall take such steps in connection with such consolidation, merger, liquidation or other such transaction as may be reasonably necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Option.

     SECTION 7. Repurchase of Option.  (a) Notwithstanding the provisions of
Section 2(a), at any time commencing upon the first occurrence of a Purchase Event and ending upon termination of this Option in accordance with Section 2, Issuer (or any successor entity thereof) shall at the request of Grantee (any such request, a "Cash Exercise Notice"), repurchase from Grantee the Option or a portion thereof (if and to the extent not previously exercised or terminated) at a price which, subject to Section 10 below, is equal to the excess, if any, of
(x) the Applicable Price (as defined below) as of the Section 7 Request Date (as defined below) for a Share over (y) the Purchase Price (subject to adjustment pursuant to Section 6), multiplied by all or such portion of the Option Shares subject to the Option as the Grantee shall specify in the Cash Exercise Notice (the "Option Repurchase Price").

     (b) Notwithstanding the provisions of Section 2(a), at any time following the occurrence of a Purchase Event, Issuer (or any successor entity thereof) may, at its election, repurchase the Option (if and to the extent not previously exercised or terminated) at the Option Repurchase Price. For purposes of this Agreement, an exercise of the Option shall be deemed to occur on the Closing Date and not on the Notice Date relating thereto.

     (c) In connection with any exercise of rights under this Section 7, Issuer shall, within 5 business days after the Section 7 Request Date, pay the Option Repurchase Price in immediately available funds, and Grantee or such owner, as the case may be, shall surrender to Issuer the Option. Upon receipt by the Grantee of the Option Repurchase Price, the obligations of the Issuer to deliver Option Shares pursuant to Section 3 of this

Agreement shall be terminated with respect to the number of Option Shares specified in the Cash Exercise Notice or the number of Option Shares as to which the Option is repurchased under Section 7(b).

     (d) For purposes of this Agreement, the following terms have the following meanings:

          (i) "Applicable Price", as of any date, means the highest of (A) the highest price per Share paid or proposed to be paid by any third party for Shares or the consideration per Share received or to be received by holders of Shares, in each case pursuant to any Acquisition Proposal for or with Issuer made on or prior to such date or (B) the average closing price per Share as reported on the New York Stock Exchange, Inc. ("NYSE") Composite Tape or if the Shares are not listed on the NYSE, the highest bid price per Share as quoted on the National Association of Securities Dealers Automated Quotation System or, if the Shares are not quoted thereon, on the principal trading market on which such Shares are traded as reported by a recognized source during the 10 trading days preceding such date. If the consideration to be offered, paid or received pursuant to the foregoing clause (A) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer.

          (ii) "Section 7 Request Date" means the date on which Issuer or Grantee, as the case may be, exercises its rights under this Section.

     (e) In no event shall the aggregate Option Repurchase Price paid pursuant to this Section 7 be in excess of $635 million less any termination fee paid by Issuer and received by Grantee pursuant to Section 7.2(b) of the Merger Agreement (the "Maximum Repurchase Price").

     SECTION 8. Registration Rights. Issuer shall, if requested by Grantee or any Subsidiary of the Grantee which is the owner of Option Shares (collectively with Grantee, the "Owners") at any time and from time to time within two years of the first exercise of the Option, as expeditiously as possible prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of securities that have been acquired by or are issuable to such Owners upon exercise of the Option in accordance with the intended method of sale or other disposition stated by such Owners, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use all reasonable efforts to qualify such shares or other securities under any applicable state securities laws. Issuer shall use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective for such period at least 90 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for a period of time not exceeding 90 days in the aggregate if the Board of Directors of Issuer shall have determined in good faith that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer (but in no event shall Issuer exercise such postponement right more than once in any month period). Any registration statement prepared and filed under this Section 8, and any sale covered thereby, shall be at Issuer's expense except underwriting discounts or commissions, brokers' fees and the reasonable fees and disbursements of Owners' counsel related thereto. The Owners shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If during the time period referred to in the first sentence of this Section 8; provided Issuer effects a registration under the Securities Act of Shares for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it shall allow the Owners the right to participate in such registration, and such participation shall not affect the obligation of Issuer to effect two registration statements for the Owners under this Section 8; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of Shares requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the offering price, Issuer and the Owners shall each reduce on a pro rata basis the Shares to be included therein on their respective behalf. In connection with any registration pursuant to this Section 8, Issuer and the Owners shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution in connection with such registration.

     SECTION 9. Additional Covenants of Issuer. (a) If Shares or any other securities to be acquired upon exercise of the Option are then listed on the NYSE or any other securities exchange or market, Issuer, upon the request of any Owner, will promptly file an application to list the Shares or other securities to be acquired upon exercise of the Options on the NYSE or such other securities exchange or market and will use its reasonable best efforts to obtain approval of such listing as soon as practicable.

     (b) Issuer will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to permit the exercise of the Option in accordance with the terms and conditions hereof, as soon as practicable after the date hereof, including making any appropriate filing pursuant to the HSR Act and any other applicable law, supplying as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other applicable law, and taking all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

     (c) Issuer agrees not to avoid or seek to avoid (whether by charter amendment or through reorganization, consolidation, merger, issuance of rights, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by it.

     (d) Issuer shall use its reasonable best efforts to cause any acquisitions by Grantee (or any affiliate who may become subject to the reporting requirements of Section 16(a) of the Exchange Act) of any Shares acquired in connection with this Agreement (through conversion or exercise of the Option or otherwise) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     SECTION 10. Limitation of Grantee Profit. (a) Notwithstanding any other provision in this Agreement, in no event shall Grantee's Total Profit (as defined below) exceed $635 million (the "Maximum Profit") and, if it otherwise would exceed such amount, Grantee, at its sole discretion, shall either (i) reduce the number of Shares subject to the Option, (ii) deliver to Issuer for cancellation Shares (or other securities into which such Option Shares are converted or exchanged) previously purchased by Grantee, (iii) pay cash to Issuer, or (iv) any combination of the foregoing, so that Grantee's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions.

     (b) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares as would, as of any Notice Date, result in a Notional Total Profit (as defined below) of more than the Maximum Profit and, if exercise of the Option otherwise would result in the Notional Total Profit exceeding such amount, Grantee, at its discretion, may (in addition to any of the actions specified in Section 10(a) above) (i) reduce the number of Shares subject to the Option or (ii) increase the Purchase Price for that number of Option Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed the Maximum Profit; provided that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in Section 1 hereof.

     (c) For purposes of this Agreement, "Total Profit" shall mean: (i) the aggregate amount (before taxes) of (A) any excess of (x) the net cash amounts or fair market value of any property received by Grantee pursuant to a sale of Option Shares (or securities into which such shares are converted or exchanged) over (y) the Grantee's aggregate purchase price for such Option Shares (or other securities), plus (B) any amounts received by Grantee on the repurchase of the Option by Issuer pursuant to Section 7, plus (C) any termination fee paid by Issuer and received by Grantee pursuant to Section 7.2(b) of the Merger Agreement, minus (ii) the amounts of any cash previously paid by Grantee to Issuer pursuant to this Section 10 plus the value of the Option Shares (or other securities) previously delivered by Grantee to Issuer for cancellation pursuant to this Section 10.

     (d) For purposes of this Agreement, "Notional Total Profit" with respect to any number of Option Shares as to which Grantee may propose to exercise the Option shall mean the Total Profit determined as of the Notice Date assuming that the Stock Option was exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares previously acquired upon exercise of the Option and held by Grantee as of such date, were sold for cash at the closing price per Share on the NYSE as of the close of business on the preceding trading day (less customary brokerage commissions).

     (e) Notwithstanding any other provision of this Agreement, nothing in this Agreement shall affect the ability of Grantee to receive, nor relieve Issuer's obligation to pay, any termination fee provided for in Section 7.2(b) of the Merger Agreement; provided that if and to the extent the Total Profit received by Grantee would exceed the Maximum Profit following receipt of such payment, Grantee shall be obligated to promptly comply with the terms of Section 10(a).

     (f) For purposes of Section 10(a) and clause (ii) of Section 10(c), the value of any Option Shares delivered by Grantee to Issuer shall be the Applicable Price of such Option Shares.

     SECTION 11. Loss, Theft, Etc. of Agreement (and the Option granted hereby). This Agreement is exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of Shares purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged.

Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     SECTION 12. Miscellaneous.  (a) Expenses.  Except as otherwise provided in
Section 9 hereof or in the Merger Agreement, each of the parties hereto shall bear and pay all expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Entire Agreement; No Third-Party Beneficiary; Severability. Except as otherwise set forth in the Merger Agreement, this Agreement, together with the Merger Agreement and the Monsanto Stock Option Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire, or does not require Issuer to repurchase, the full number of Shares as provided in Sections 2 and 7, as adjusted pursuant to Section 6, it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of Shares as may be permissible without any amendment or modification hereof.

     (d) Governing Law. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CHOICE OF LAW PRINCIPLES).

     (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given as set forth in Section 8.2 of the Merger Agreement.

     (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

     (h) Assignment. Grantee may not, without the prior written consent of Issuer (which shall not be unreasonably withheld), assign this Agreement or the Option to any other person. This Agreement shall not be assignable by Issuer except by operation of law. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     (i) Representations and Warranties. The representations and warranties contained in Sections 3.1(a)(i) and 3.2(a)(i) of the Merger Agreement, and, to the extent they relate to this Stock Option Agreement, in Sections 3.1(b), (c),
(f) and (g) and Section 3.2(c) of the Merger Agreement, are incorporated herein by reference.

     (j) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (k) Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

                                          PHARMACIA & UPJOHN, INC.

                                          By: /s/ FRED HASSAN
                                             -----------------------------------
                                              Name: Fred Hassan
                                              Title: Chief Executive Officer

                                          By: /s/ J. SOREN GYLL
                                             -----------------------------------
                                              Name: J. Soren Gyll
                                              Title: Chairman of the Board

                                          MONSANTO COMPANY

                                          By: /s/ R. WILLIAM IDE III
                                             -----------------------------------
                                              Name: R. William Ide III
                                              Title: Senior Vice President and
                                                     Secretary

                                                                         ANNEX D

PERSONAL AND CONFIDENTIAL

December 19, 1999

Board of Directors
Monsanto Company
800 North Lindbergh Boulevard
St. Louis, MO 63167

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to Monsanto Company (the "Company"), of the exchange ratio of 1.19 shares of common stock, par value $2.00 per share, of the Company (the "Company Common Stock") to be exchanged for each outstanding share of common stock, par value $0.01 per share ("PNU Common Stock"), of Pharmacia & Upjohn, Inc. ("PNU") other than shares owned directly or indirectly by Monsanto or directly or indirectly by PNU (the "Exchange Ratio"), pursuant to the Agreement and Plan of Merger, dated as of December 19, 1999 (the "Agreement"), among the Company, MP Sub, Incorporated and PNU.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor from time to time, including having acted as: (i) co-lead managing underwriter in connection with the issuance of 22,500,000 shares of Company Common Stock and $700 million principal amount of 6.5% Adjustable Conversion-Rate Equity Security Units in November 1998; (ii) financial advisor in connection with the purchase by the Company in December 1998 of all the outstanding shares of capital stock of Dekalb Genetics Corporation not then owned by the Company; and (iii) co-lead managing underwriter in connection with the issuance of certain Notes and Bonds of varying maturities and interest rates in December 1998. We also have acted as its financial advisor in connection with, and have participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to PNU from time to time, including having acted as its financial advisor in connection with its acquisition of Sugen, Inc. in August 1999 and as its agent on its stock repurchase program instituted in August 1999, and we may provide investment banking services to PNU and its affiliates in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, PNU and their respective affiliates for its own account and for the accounts of customers. As of the date hereof, Goldman, Sachs & Co. held a net short position of 841,166 shares of Company Common Stock, a net long position of options to purchase 348,600 shares of Company Common Stock, an aggregate $47,045,000 principal amount of Notes and Bonds of varying maturities and interest rates and a net short position of 142,430 of 6.5% Adjustable Conversion-Rate Equity Security Units. As of the date hereof, Goldman, Sachs & Co. held a net short position of 8,136 shares of PNU Common Stock, a long

Board of Directors
Monsanto Company
December 19, 1999
Page  Two

position of options to purchase 50,000 shares of PNU Common Stock and a long position of options to sell 50,000 shares of PNU Common Stock.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and PNU (including its predecessor) for the five years ended December 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and PNU; certain other communications from the Company and PNU to their respective stockholders; and certain internal financial analyses and forecasts for the Company and PNU prepared by the managements of the Company and PNU, including certain cost savings and operating synergies projected by the managements of the Company and PNU to result from the transaction contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior managements of the Company and PNU regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Company Common Stock and PNU Common Stock, compared certain financial and stock market information for the Company and PNU with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the pharmaceutical industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by or discussed with us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and PNU. We also have taken into account the Company's expectation regarding the accounting treatment of the transaction, as well as that the consummation of the transaction is not conditioned upon any particular accounting treatment. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or PNU or on the contemplated benefits of the transaction contemplated by the Agreement. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or PNU or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such transaction.

Board of Directors
Monsanto Company
December 19, 1999
Page  Three

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

                                                                         ANNEX E

                                                               December 19, 1999

Board of Directors
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, Missouri 63167

Members of the Board:

     We understand that Monsanto Company, a Delaware Corporation ("Monsanto" or the "Company"), MP Sub, Incorporated, a Delaware corporation and a direct wholly-owned subsidiary of Monsanto ("Merger Sub") and Pharmacia & Upjohn, Inc., a Delaware corporation ("PNU") propose to enter into an Agreement and Plan of Merger, dated December 19, 1999 (the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into PNU ("the Merger"). Pursuant to the Merger, (i) each share of issued and outstanding common stock, par value $0.01 per share, of PNU ("PNU Common Stock"), other than shares owned or held directly or indirectly by Monsanto or directly or indirectly by PNU, will be converted into the right to receive 1.19 shares of Common Stock, par value $2.00 per share, of Monsanto ("Monsanto Common Stock"), and (ii) each share of issued and outstanding Series A Convertible Perpetual Preferred Stock, par value $0.01 per share, of PNU ("PNU Convertible Preferred Stock") will be converted into the right to receive one share of a newly issued series of convertible perpetual preferred stock to be issued by Monsanto ("Monsanto Convertible Preferred Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We further understand that Monsanto and PNU propose to enter into (i) a Stock Option Agreement dated December 19, 1999 ("PNU Stock Option Agreement") pursuant to which PNU is granting to Monsanto an option to purchase shares of PNU Common Stock and (ii) a Stock Option Agreement dated December 19, 1999 (the "Monsanto Stock Option Agreement") pursuant to which Monsanto is granting to PNU an option to purchase shares of Monsanto Common Stock. The terms and conditions of the Stock Option Agreements are more fully set forth in the Stock Option Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Monsanto.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of Monsanto and PNU;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

          (iii) reviewed certain internal financial statements and other financial and operating data concerning PNU prepared by PNU Management and discussed financial condition and the prospects of PNU with management of PNU;

          (iv) discussed the past and current operations and financial condition and the prospects of the Company with executives of the Company;

          (v) reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Monsanto and PNU;

          (vi) reviewed the reported prices and trading activity for Monsanto Common Stock and PNU Common Stock;

          (vii) compared the financial performance of Monsanto and PNU and the prices and trading activity of Monsanto Common Stock and PNU Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (viii) reviewed estimated cost synergies provided by Monsanto management;

          (ix) reviewed the financial terms, to the extent publicly available, of certain comparable merger of equals transactions;

          (x) participated in certain discussions among representatives of the Company and PNU and certain other parties and their financial and legal advisors;

          (xi) reviewed the draft Merger Agreement dated December 19, 1999 and related documents; and

          (xii) performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections including information reflecting to certain strategic, financial and operational benefits anticipated from the merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement including, among other things, that the merger shall qualify as a reorganization within the meaning of Section 386(a) of the Internal Revenue Code of 1986 as amended. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent; except that this opinion may be included in its entirety in any filing made by Monsanto with the Securities and Exchange Commission in connection with the Merger.

     Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to Monsanto.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:
                                          --------------------------------------
                                              Stephen R. Munger
                                              Managing Director

                                                                         ANNEX F

December 19, 1999

The Board of Directors
Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ 07977

Ladies and Gentlemen:

     We understand that Pharmacia & Upjohn, Inc. ("PNU") and The Monsanto Company ("Monsanto") propose to enter into an Agreement and Plan of Merger to be dated December 19, 1999, (the "Agreement") pursuant to which a newly formed wholly owned subsidiary of Monsanto will be merged with and into PNU (the "Merger"). We further understand that at the effective time of the Merger, (i) each issued and outstanding share of common stock, par value $0.01 per share, of PNU ("PNU Common Stock"), will be converted into the right to receive 1.19 shares (the "Exchange Ratio") of common stock, par value $2.00 per share, of Monsanto ("Monsanto Common Stock"), (ii) each share of Series A Convertible Preferred Stock, par value $0.01 per share, of PNU will be converted into the right to receive one share of a new series of preferred stock to be issued by Monsanto, and (iii) each outstanding option to purchase shares of PNU Common Stock will be converted into a similar option to purchase shares of Monsanto Common Stock, adjusted to reflect the Exchange Ratio pursuant to the terms of the Agreement. You have provided us with a copy of the Agreement.

     You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the shareholders of PNU.

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed the Agreement;

     - reviewed the Stock Option Agreements (as defined in the Agreement);

     - reviewed each of PNU's and Monsanto's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1996 through 1998, and their respective Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - reviewed certain operating and financial information provided to us by the senior management of PNU relating to PNU's business and prospects, as well as projections for PNU for the fiscal years ending December 31, 1999 through 2003 prepared by analysts, which projections senior management of PNU informed us are reasonable and reflect PNU's best currently available estimates and judgments (the "PNU Projections"), as well as certain other forward-looking information with regard to PNU;

     - reviewed certain operating and financial information provided to us by the senior management of PNU and Monsanto relating to Monsanto's business and prospects, including financial projections of Monsanto for the fiscal years ending December 31, 1999 through 2004 (the "Monsanto Projections") (the PNU Projections and the Monsanto Projections are collectively referred to herein as the "Projections"), as well as certain other forward-looking information with regard to Monsanto;

Pharmacia & Upjohn, Inc.
December 19, 1999
Page  2

     - reviewed certain estimates of cost savings and other combination benefits (collectively, the "Projected Benefits") expected to result from the Merger, jointly prepared and provided to us by the senior managements of PNU and Monsanto;

     - met with certain members of the senior managements of PNU and Monsanto and Monsanto's advisors to discuss (i) the current landscape and competitive dynamics related to the markets in which PNU and Monsanto operate, (ii) each company's operations, historical financial statements, prospects and financial condition, (iii) each company's views of the strategic, business, operational and financial rationale for, and expected strategic benefits and other implications of, the Merger, (iv) the PNU Projections, the Monsanto Projections and the Projected Benefits and (v) certain other assumptions and judgments underlying certain estimates which we deemed relevant to our analysis;

     - reviewed the historical prices, trading multiples and trading volumes of the Monsanto Common Stock and PNU Common Stock;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to PNU and Monsanto or otherwise relevant to our analysis;

     - reviewed the terms, to the extent publicly available, of recent merger and acquisition transactions which we deemed generally comparable to the Merger or otherwise relevant to our analysis; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the Projections and the Projected Benefits, reviewed by us. With respect to the Projections and the Projected Benefits, we have assumed that they are reasonable and that they reflect the best currently available estimates and judgments of the senior managements of PNU and Monsanto as to the expected future performance of PNU and Monsanto, respectively. We have not assumed any responsibility for the independent verification of any such information or of the Projections and Projected Benefits provided to us, and we have further relied upon the assurances of the senior managements of PNU and Monsanto that they are unaware of any facts that would make the information, Projections and Projected Benefits provided to us incomplete or misleading.

     In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of PNU and Monsanto, nor have we been furnished with any such appraisals. In rendering our opinion, we have analyzed the Merger as a strategic business combination not involving a sale of control of PNU, and we have not solicited, nor were we asked to solicit, third party acquisition interest in PNU. We have assumed that the Merger will (i) qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (ii) be consummated without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material adverse effect on the combined company after the merger. Our opinion is necessarily based on economic, market and other conditions, and

Pharmacia & Upjohn, Inc.
December 19, 1999
Page  3

the information made available to us, as of the date hereof. We understand that it is expected that the Merger will be treated as a pooling-of-interests for accounting purposes but that such treatment is not a condition to consummation of the Merger.

     We do not express any opinion as to the price or range of prices at which the PNU Common Stock and Monsanto Common Stock may trade subsequent to the announcement of the Merger or as to the price or range of prices at which the shares of common stock of Monsanto may trade subsequent to the consummation of the Merger.

     We have acted as a financial advisor to PNU in connection with the Merger and will receive a fee for such services. We will also receive an additional fee if the proposed Merger is consummated. Prior to this advisory assignment, we have provided certain investment banking services to PNU for which we received customary fees. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of PNU and/or Monsanto for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of PNU and does not constitute a recommendation to the Board of Directors of PNU or any holders of PNU Common Stock as to how to vote in connection with the Merger. This opinion does not address PNU's underlying business decision to pursue the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the holders of PNU Common Stock in connection with the Merger.

     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the shareholders of PNU.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By:
                                             -----------------------------------
                                              Executive Vice President

                                                                         ANNEX G

December 19, 1999

Board of Directors
Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ 07977

Attention: Mr. Christopher Coughlin
           Executive Vice President and Chief Financial Officer

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the common stockholders of Pharmacia & Upjohn, Inc. (the "Company") of the consideration to be received by them in connection with the proposed merger of equals contemplated by the Agreement and Plan of Merger, dated as of December 19, 1999 (the "Agreement"), between the Company and The Monsanto Company ("Monsanto"). Pursuant to the Agreement, a newly formed wholly owned subsidiary of Monsanto will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation. At the effective time of the Merger, (i) each share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the effective time (other than shares to be canceled pursuant to the Agreement) will be converted into the right to receive 1.19 shares of common stock, par value $2.00 per share, of Monsanto (the "Monsanto Common Stock"), and
(ii) each share of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company will be converted into the right to receive one share of a new series of convertible preferred stock to be issued by Monsanto.

     In arriving at our opinion, we have reviewed (i) the Agreement; (ii) the Stock Option Agreements (as defined in the Agreement) to be entered into by the Company and Monsanto; (iii) certain publicly available information concerning the business of the Company, Monsanto and certain other companies engaged in businesses comparable to those of the Company and Monsanto, and the reported market prices for certain other companies' securities deemed comparable; (iv) publicly available terms of certain transactions involving companies comparable to the Company and Monsanto and the consideration received for such companies;
(v) current and historical market prices of the common stock of the Company and Monsanto; (vi) the audited financial statements of the Company and Monsanto for the fiscal year ended December 31, 1998, and the unaudited financial statements of the Company and Monsanto for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999; (vii) certain publicly available agreements with respect to outstanding indebtedness or obligations of the Company and Monsanto; and
(viii) certain internal financial analyses and forecasts prepared by the Company and Monsanto and their respective managements, as well as projections for the Company prepared by equity research analysts for the fiscal years ending December 31, 1999 through 2004 (the "Florida forecast").

     In addition, we have held discussions with certain members of the management of the Company and Monsanto with respect to certain aspects of the Merger, the past and current business operations of the Company and Monsanto, the financial condition and future prospects and operations of the Company and Monsanto, the effects of the Merger on the financial condition and future prospects of the Company and Monsanto, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Monsanto or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses, senior management of the Company has informed us that the Florida forecast prepared by analysts is reasonable and reflects the Company's best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We also understand that the Company and Monsanto intend to treat the Merger as a pooling of interests for accounting purposes, but that such treatment is not a condition to consummation of the Merger. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Company Common Stock or the Monsanto Common Stock will trade at any future time.

     We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. We have acted as a financial advisor to the Company with respect to other contemplated transactions. In addition, one of our affiliates has a credit relationship with the Company, and we have served as a co-lead for the Company's secondary equity offering. As you are aware, one our affiliates has from time to time had a credit relationship with Monsanto and we have assisted Monsanto on debt financings, investment banking advisory services, as well as a series of tax structured private placements. In the ordinary course of their businesses, J.P. Morgan Securities Inc. and its affiliates may actively trade the debt and equity securities of the Company or Monsanto for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the Company's common stockholders in the proposed Merger is fair, from a financial point of view, to such stockholders.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company.

                                              Very truly yours,

                                              J.P. MORGAN SECURITIES INC.

                                              By:
                                                --------------------------------
                                                  Name: Willard Boothby
                                                  Title: Managing Director

                                                                         ANNEX H

                          MONSANTO CHARTER AMENDMENTS

     1. Change the name of Monsanto effective as of the consummation of the merger by amending Article I to read:

          "The name of the Corporation shall be Pharmacia Corporation."

     2. Increase the number of shares of authorized common stock of Monsanto to three billion (3,000,000,000) and change the par value of authorized preferred stock of Monsanto from no par value to $.01 par value per share, to become effective immediately before the consummation of the merger, by amending the first sentence of Article IV to read:

          "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 3,010,000,000 shares, to be divided into two classes consisting of (a) ten million (10,000,000) shares of preferred stock, par value $.01 per share (hereinafter designated "Preferred Stock"), and (b) three billion (3,000,000,000) shares of common stock of a par value of $2 per share (hereinafter designated "Common Stock")."

     3. Eliminate the requirement that preferred stock have no more than one vote per share by deleting the last sentence of the first paragraph of Article IV, Section I, and amending Article IV, Section I(b) to read:

          "Whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;"

                                                                         ANNEX I

                             PHARMACIA CORPORATION

                          AMENDED AND RESTATED BY-LAWS
                        AS ADOPTED                , 2000

                                    OFFICES

1. Registered

     The name of the registered agent of the Company is Corporation Service Company and the registered office of the Company shall be located in the City of Wilmington, County of New Castle, State of Delaware.

2. Other

     The Company shall have offices at such places both within or without the State of Delaware as the Board of Directors may from time to time designate or the business of the Company may require.

                             STOCKHOLDERS' MEETINGS

3. Annual Meeting

     An annual meeting of stockholders shall be held on such day and at such time as may be designated by the Board of Directors for the purpose of electing Directors and for the transaction of such other business as properly may come before such meeting. Any previously scheduled annual meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given on or prior to the date previously scheduled for such annual meeting of stockholders.

4. Business to be Conducted at Annual Meeting

     (a) At an annual meeting of stockholders, only such business shall be conducted as shall have been brought before the meeting (i) pursuant to the Company's notice of the meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Company who is a stockholder of record at the time of giving of the notice provided for in this By-Law, who shall be entitled to vote at such meeting and who shall have complied with the notice procedures set forth in this By-Law.

     (b) For business to be properly brought before an annual meeting by a stockholder pursuant to Section (a)(iii) of this By-Law, notice in writing must be delivered or mailed to the Secretary and received at the principal offices of the Company, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made. Such stockholder's notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business to be brought before the annual meeting and the reasons for conducting such business at such meeting; (ii) the name and address, as they appear on the Company's books, of the stockholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class and number of shares of the Company's stock which are beneficially owned by the stockholder, and by the beneficial owner, if any, on whose behalf the proposal is made; and (iv) any material interest of the stockholder, and of the beneficial owner, if any, on whose behalf the proposal is made, in such business. For purposes of these By-Laws, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(b) of the Securities Exchange Act of 1934, as amended.

     (c) Notwithstanding anything in these By-Laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this By-Law. The chairman of the meeting may, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the provisions of this By-Law; and if the chairman should so determine, the chairman shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and the rules and regulations thereunder with respect to the matters set forth in this By-Law. Nothing in this By-Law shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act. The provision of this Section 4 shall also govern what constitutes timely notice for purposes of Rule 14a-4(c) of the Exchange Act.

5. Special Meetings

     Special meetings of stockholders, unless otherwise provided by the law of Delaware, may be called by the Chairman of the Board or the Chief Executive Officer, or pursuant to resolution of the Board of Directors, and such person calling the meeting shall have the sole right to determine the proper purpose or purposes of such meeting. Business transacted at a special meeting of stockholders shall be confined to the purpose or purposes of the meeting as stated in the notice of such meeting. Any previously scheduled special meeting of the stockholders may be postponed by resolution of the Board of Directors upon notice by public announcement given on or prior to the date previously scheduled for such special meeting of stockholders.

6. Place of Meetings

     Meetings of stockholders shall be held at a location determined by resolution of the Board of Directors.

7. Notice of Meetings

     Except as otherwise required by the law of Delaware, notice of each meeting of the stockholders, whether annual or special, shall, at least ten days but not more than sixty days before the date of the meeting, be given to each stockholder of record entitled to vote at the meeting by mailing such notice in the United States mail, postage prepaid, addressed to such stockholder at such stockholder's address as the same appears on the records of the Company. Such notice shall state the place, date and hour of the meeting, and in the case of a special meeting, shall also state the purpose or purposes thereof.

8. Nominations of Directors

     (a) Only persons who are nominated in accordance with the procedures set forth in these By-Laws shall be eligible for election as Directors. Nominations of persons for election to the Board of Directors may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Company who is a stockholder of record at the time of giving of the notice provided for in this By-Law, who shall be entitled to vote for the election of Directors at the meeting and who complies with the notice procedures set forth in this By-Law.

     (b) Nominations by stockholders shall be made pursuant to notice in writing, delivered or mailed to the Secretary and received at the principal offices of the Company (i) in the case of an annual meeting, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting, provided, however, that in the event that the date of the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder must be received not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the meeting is first made; or (ii) in the case of a special meeting at which directors are to be elected, not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement of the date of the meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made. In the case of a special meeting of stockholders at which Directors are to be elected, stockholders may nominate a person or persons (as the case may be) for election only to such position(s) as are specified in the Company's notice of meeting as being up for election at such meeting. Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a Director, all information relating to such person that would be required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named as a nominee and to serving as a Director if elected); (ii) as to the stockholder giving the notice, the name and address, as they appear on the Company's books, of such stockholder and the class and number of shares of the Company's stock which are beneficially owned by such stockholder; and (iii) as to any beneficial owner on whose behalf the nomination is made, the name and address of such person and the class and number of shares of the Company's stock which are beneficially owned by such person. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the Secretary that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. Notwithstanding anything in this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Company is increased and there is no public statement naming all the nominees for Director or specifying the size of the increased Board of Directors made by the Company at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

     (c) No person shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth in these By-Laws. The chairman of the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed in this By-Law; and if the chairman should so determine, the chairman shall so declare to the meeting, and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law.

9. List of Stockholders

     (a) The Secretary of the Company shall prepare, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

     (b) The stock ledger of the Company shall be the only evidence as to the identity of the stockholders entitled (i) to vote in person or by proxy at any meeting of stockholders, or (ii) to exercise the rights in accordance with Delaware law to examine the stock ledger, the list required by this By-Law or the books and records of the Company.

10. Quorum

     The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of any business at all meetings of the stockholders, except as otherwise provided by the law of Delaware, by the Certificate of Incorporation or by these By-Laws. The stockholders present at any duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of sufficient stockholders to render the remaining stockholders less than a quorum. Whether or not a quorum is present, either the chairman of the meeting or a majority of the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting at which the requisite amount of voting stock shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

11. Voting and Required Vote

     Subject to the provisions of the Certificate of Incorporation, each stockholder shall, at every meeting of stockholders, be entitled to one vote for each share of capital stock held by such stockholder. Subject to the provisions of the Certificate of Incorporation and Delaware law, Directors shall be chosen by the vote of a plurality of the shares present in person or represented by proxy at the meeting; and all other questions shall be determined by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting. Elections of Directors shall be by written ballot.

12. Proxies

     Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, provided the instrument authorizing such proxy to act shall have been executed in writing in the manner prescribed by law. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

13. Inspectors of Election; Polls

     Before each meeting of stockholders, the Chairman of the Board or another officer of the Company designated by resolution of the Board of Directors shall appoint one or more inspectors of election for the meeting and may appoint one or more inspectors to replace any inspector unable to act. If any of the inspectors appointed shall fail to attend, or refuse or be unable to serve, substitutes shall be appointed by the chairman of the meeting. Each inspector shall have such duties as are provided by law, and shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting.

14. Organization

     The Chairman of the Board of Directors, or in the Chairman's absence, (i) the Chief Executive Officer, if a member of the Board of Directors, (ii) one of the Vice Chairmen of the Board who is a member of the Board of Directors, if any, in such order as may be designated by the Chairman of the Board, in that order, or (iii) in the absence of each of them, a chairman chosen by a majority of the Directors present, shall act as chairman of the meetings of the stockholders. The order of business and the procedure at any meeting of stockholders shall be determined by the chairman of the meeting.

15. No Stockholder Action by Written Consent

     Any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

                               BOARD OF DIRECTORS

16. General Powers, Number, Term of Office

     The business of the Company shall be managed under the direction of its Board of Directors. Subject to the rights of the holders of any series of preferred stock, par value $0.01 per share, of the Company ("Preferred Stock") to elect additional directors under specified circumstances, the number of directors of the Company which shall constitute the whole Board shall be not less than five nor more than 20. The exact number of directors within the minimum and maximum limitation specified in the preceding sentence shall be fixed from time to time exclusively by resolution of a majority of the whole Board. The Directors, other than those who may be elected by the holders of any series of Preferred

Stock, shall be divided into three classes, as nearly equal in number as possible. One class of directors shall have a term expiring at the annual meeting of stockholders to be held in 1998, another class shall have a term expiring at the annual meeting of stockholders to be held in 1999, and another class shall have a term expiring at the annual meeting of stockholders to be held in 2000. Members of each class shall hold office until their successors are elected and qualified. At each annual meeting of the stockholders of the Company commencing with the 1998 annual meeting, (1) directors elected to succeed those directors whose terms then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (2) only if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. Directors need not be stockholders of the Company or residents of the State of Delaware.

17. Vacancies

     Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by a director nominated by the nominating committee and approved by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, or by a sole remaining director, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Board of Directors shall shorten the term of any incumbent director.

18. Regular Meetings

     Following the annual meeting of stockholders, the first meeting of each newly elected Board of Directors may be held, without notice, on the same day and at the same place as such stockholders' meeting. The Board of Directors by resolution may provide for the holding of regular meetings and may fix the times and places at which such meetings shall be held. Notice of regular meetings shall not be required provided that whenever the time or place of regular meetings shall be fixed or changed, notice of such action shall be given promptly to each director, as provided in Section 19 below, who was not present at the meeting at which such action was taken.

19. Special Meetings

     Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board of Directors or the Chief Executive Officer, or in the absence of each of them, by any Vice Chairman of the Board, in such order as may be designated by the Chairman of the Board, or by the Secretary at the written request of a majority of the Directors.

20. Notices

     Notice of any special meeting of the Board of Directors shall be addressed to each Director at such Director's residence or business address and shall be sent to such Director by mail, electronic mail, telecopier, telegram or telex or telephoned or delivered to such Director personally. If such notice is sent by mail, it shall be sent not later than three days before the day on which the meeting is to be held. If such notice is sent by electronic mail, telecopier, telegram or telex, it shall be sent not later than 12 hours before the time at which the meeting is to be held. If such notice is telephoned or delivered personally, it shall be received not later than 12 hours before the time at which the meeting is to be held. Such notice shall state the time, place and purpose or purposes of the meeting.

21. Quorum

     One-third of the total number of Directors constituting the whole Board, but not less than two, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such required number of Directors for a quorum is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice. Except as otherwise specifically provided by the law of Delaware, the Certificate of Incorporation or these By-Laws, the act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

22. Organization

     At each meeting of the Board of Directors, the Chairman of the Board or, in the Chairman's absence, (i) the Chief Executive Officer, if a member of the Board of Directors, (ii) one of the Vice Chairmen of the Board who is a member of the Board of Directors, if any, in such order as may be designated by the Chairman of the Board, in that order, or (iii) in the absence of each of them, a chairman chosen by a majority of the Directors present, shall act as chairman of the meeting, and the Secretary or, in the Secretary's absence, an Assistant Secretary or any employee of the Company appointed by the chairman of the meeting, shall act as secretary of the meeting.

23. Resignations

     Any Director may resign at any time by giving written notice to the Chairman of the Board, the Chief Executive Officer or the Secretary of the Company. Such resignation shall take effect upon receipt thereof or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

24. Removal

     Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class. For purposes of these By-Laws, "Voting Stock" shall mean the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

25. Action Without a Meeting

     Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

26. Location of Books

     Except as otherwise provided by resolution of the Board of Directors and subject to the law of Delaware, the books of the Company may be kept at the principal offices of the Company and at such other places as may be necessary or convenient for the business of the Company.

27. Dividends

     Subject to the provisions of the Certificate of Incorporation and the law of Delaware, dividends upon the capital stock of the Company may be declared by the Board of Directors at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the Company's capital stock.

28. Compensation of Directors

     Directors shall receive such compensation and benefits as may be determined by resolution of the Board for their services as members of the Board and committees. Directors shall also be reimbursed for their expenses of attending Board and committee meetings. Nothing contained herein shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor.

29. Additional Powers

     In addition to the powers and authorities by these By-Laws expressly conferred upon it, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                            COMMITTEES OF DIRECTORS

30. Designation, Power, Alternate Members

     (a) The Board of Directors shall have an executive committee, a compensation committee, a nominating committee, an audit committee and may, by resolution or resolutions passed by a majority of the whole Board, designate one or more additional committees, each committee to consist of two or more of the Directors of the Company. Any such committee, to the extent provided in said resolution or resolutions and subject to any limitations provided by law, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Company. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If at a meeting of any committee one or more of the members thereof is absent or disqualified, and if either the Board of Directors has not so designated any alternate member or members, or the number of absent or disqualified members exceeds the number of alternate members who are present at such meeting, then the member or members of such committee (including alternates) present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of such absent or disqualified member. The term of office of the members of each committee shall be as fixed from time to time by the Board;

provided, however, that any committee member who ceases to be a member of the Board shall automatically cease to be a committee member.

     (b) The executive committee shall have six members, one of whom shall be the Chief Executive Officer and one of whom shall be the Chairman of the Board (if not the same person).

     (c) The nominating committee shall have four members. The power of the Board of Directors to nominate persons for election as Directors is delegated to the nominating committee. In the event of a vacancy of the nominating committee, the remaining Directors on the nominating committee shall appoint a replacement member or members, as applicable.

31. Quorum, Manner of Acting

     At any meeting of a committee, the presence of one-third, but not less than two, of its members then in office shall constitute a quorum for the transaction of business; and the act of a majority of the members present at a meeting at which a quorum is present shall be the act of the committee; provided that in the event that any member or members of the committee is or are in any way interested in or connected with any other party to a contract or transaction being approved at such meeting, or are themselves parties to such contract or transaction, the act of a majority of the members present who are not so interested or connected, or are not such parties, shall be the act of the committee. Each committee may provide for the holding of regular meetings, make provision for the calling of special meetings and, except as otherwise provided in these By-Laws or by resolution of the Board of Directors, make rules for the conduct of its business.

32. Minutes

     The committees shall keep minutes of their proceedings and report the same to the Board of Directors when required; but failure to keep such minutes shall not affect the validity of any acts of the committee or committees.

                               ADVISORY DIRECTORS

33. Advisory Directors

     The Board of Directors may, by resolution adopted by a majority of the whole Board, appoint such number of senior executives of the Company as Advisory Directors as the Board may from time to time determine. The Advisory Directors shall have such advisory responsibilities as the Chairman of the Board may designate and the term of office of such Advisory Directors shall be as fixed by the Board.

                                    OFFICERS

34. Designation

     The officers of the Company shall be a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer and a Controller. The Board of Directors may also elect one or more Vice Chairmen of the Board, one or more Vice Chairmen of the Company, one or more Executive Vice Presidents, Senior Vice Presidents, Group Vice Presidents, a Chief Financial Officer, Deputy and Assistant Secretaries, Deputy and Assistant Treasurers, Deputy and Assistant

Controllers and such other officers as it shall deem necessary. Any number of offices may be held by the same person. The Chairman of the Board of Directors shall be chosen from among the Directors.

35. Election and Term

     At least annually, the Board of Directors of the Company shall elect the officers of the Company and at any time thereafter the Board may elect additional officers of the Company and each such officer shall hold office until the officer's successor is elected and qualified or until the officer's earlier death, resignation, termination of employment or removal.

36. Removal

     Any officer shall be subject to removal or suspension at any time, for or without cause, by the affirmative vote of a majority of the whole Board of Directors.

37. Resignations

     Any officer may resign at any time by giving written notice to the Chairman of the Board, the President or to the Secretary. Such resignation shall take effect upon receipt thereof or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

38. Vacancies

     A vacancy in any office because of death, resignation, removal or any other cause may be filled for the unexpired portion of the term by the Board of Directors.

39. Compensation

     The compensation committee of the Board of Directors shall fix the salaries of all employees of the Company who are subject to the reporting requirements of
Section 16(a) of the Securities Exchange Act of 1934 or any successor statute, rule or provision, and other members of executive management designated by such committee.

40. Chairman of the Board

     The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors, except as may be otherwise required under the law of Delaware. The Chairman shall act in an advisory capacity with respect to matters of policy and other matters of importance pertaining to the affairs of the Company. The Chairman shall, in consultation with the Chief Executive Officer, establish the agenda for the meetings of the Board of Directors. The Chairman, alone or with the Chief Executive Officer, one or more of the Vice Chairmen of the Board, and/or the Secretary shall sign and send out reports and other messages which are to be sent to stockholders from time to time. The Chairman shall also perform such other duties as may be assigned to the Chairman by these By-Laws, the Board of Directors or, if applicable, the Chief Executive Officer. If Fred Hassan is the Chief Executive Officer of the Company on [date that is 18 months after the Effective Time], on such date he shall become Chairman of the Board and Chief Executive Officer of the Company, unless otherwise determined at such time by the affirmative vote of at least 80 percent of the whole Board of Directors.

41. Chief Executive Officer

     The Chief Executive Officer, if a member of the Board of Directors, shall, in the absence of the Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors. The Chief Executive Officer shall have the general and active management and supervision of the business of the Company. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors are carried into effect and shall be responsible to the Board of Directors for the Company's strategic development, operational results and for the running of the Company in accordance with policies approved by the Board of Directors. The Chief Executive Officer shall also perform such other duties as may be assigned to the Chief Executive Officer by these By-Laws or the Board of Directors.

42. President

     The President shall perform such duties as may be assigned to the President by these By-Laws, the Board of Directors or the Chief Executive Officer.

43. Vice Chairmen of the Board; Vice Chairmen

     The Vice Chairmen of the Board, if a member of the Board of Directors, shall, in the absence of the Chairman of the Board and the Chief Executive Officer, and in such order as may be designated by the Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors. The Vice Chairmen of the Board and the Vice Chairmen shall perform such other duties as may be assigned to them by these By-Laws, the Board of Directors or the Chief Executive Officer.

44. Executive, Senior, Group and other Vice Presidents

     Each Executive Vice President, Senior Vice President, Group Vice President and each other Vice President shall perform the duties and functions and exercise the powers assigned to such officer by the Board of Directors or the Chief Executive Officer.

45. Chief Financial Officer

     The Chief Financial Officer (if any) shall act in an executive financial capacity. The Chief Financial Officer shall assist the Chairman of the Board and the Chief Executive Officer in the general supervision of the Company's financial policies and affairs.

46. Secretary

     The Secretary shall attend all meetings of the Board of Directors and of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors and, when appropriate, shall cause the corporate seal to be affixed to any instruments executed on behalf of the Company. The Secretary shall also perform all duties incident to the office of Secretary and such other duties as may be assigned to the Secretary by these By-Laws, the Board of Directors, the Chairman of the Board or the Chief Executive Officer.

47. Assistant Secretaries

     The Assistant Secretaries shall, during the absence of the Secretary, perform the duties and functions and exercise the powers of the Secretary. Each Assistant Secretary shall perform such other duties as may be assigned to such Assistant Secretary by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the Secretary.

48. Treasurer

     The Treasurer shall have the custody of the funds and securities of the Company and shall deposit them in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors or by any officer or officers authorized by the Board of Directors to designate such depositories; disburse funds of the Company when properly authorized by vouchers prepared and approved by the Controller; and invest funds of the Company when authorized by the Board of Directors or a committee thereof. The Treasurer shall render to the Board of Directors, the Chief Executive Officer, the Senior Vice President -- Finance or the Vice President -- Finance, whenever requested, an account of all transactions as Treasurer and shall also perform all duties incident to the office of Treasurer and such other duties as may be assigned to the Treasurer by these By-Laws, the Board of Directors, the Chief Executive Officer, the Senior Vice President -- Finance or the Vice President -- Finance.

49. Assistant Treasurers

     The Assistant Treasurers shall, during the absence of the Treasurer, perform the duties and functions and exercise the powers of the Treasurer. Each Assistant Treasurer shall perform such other duties as may be assigned to the Assistant Treasurer by the Board of Directors, the Chief Executive Officer, the Senior Vice President -- Finance, the Vice President -- Finance or the Treasurer.

50. Controller

     The Controller shall serve as the principal accounting officer of the Company and shall keep full and accurate account of receipts and disbursements in books of the Company and render to the Board of Directors, the Chief Executive Officer, the Senior Vice President -- Finance or the Vice
President -- Finance, whenever requested, an account of all transactions as Controller and of the financial condition of the Company. The Controller shall also perform all duties incident to the office of Controller and such other duties as may be assigned to the Controller by these By-Laws, the Board of Directors, the Chief Executive Officer, the Senior Vice President -- Finance or the Vice President -- Finance.

51. Assistant Controllers

     The Assistant Controllers shall, during the absence of the Controller, perform the duties and functions and exercise the powers of the Controller. Each Assistant Controller shall perform such other duties as may be assigned to such officer by the Board of Directors, the Chief Executive Officer, the Senior Vice President -- Finance, the Vice President -- Finance or the Controller.

                       COMPANY CHECKS, DRAFTS AND PROXIES

52. Checks, Drafts

     All checks, drafts or other orders for the payment of money by the Company shall be signed by such person or persons as from time to time may be designated by the Board of

Directors or by any officer or officers authorized by the Board of Directors to designate such signers; and the Board of Directors or such officer or officers may determine that the signature of any such authorized signer may be facsimile.

53. Proxies

     Except as otherwise provided by resolution of the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman of the Board, any Vice President, the Treasurer and any Assistant Treasurer, the Controller and any Assistant Controller, the Secretary and any Assistant Secretary of the Company, shall each have full power and authority, in behalf of the Company, to exercise any and all rights of the Company with respect to any meeting of stockholders of any corporation in which the Company holds stock, including the execution and delivery of proxies therefor, and to consent in writing to action by such corporation without a meeting.

                                 CAPITAL STOCK

54. Stock Certificates

     Each holder of stock in the Company shall be entitled to have a certificate signed by, or in the name of the Company by, the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman of the Board, any Executive Vice President, any Senior Vice President, any Group Vice President or any other Vice President, and by the Secretary or any Assistant Secretary of the Company, certifying the number of shares owned by such holder in the Company. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

55. Record Ownership

     The Company shall be entitled to treat the person in whose name any share, right or option is registered as the owner thereof, for all purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share, right or option on the part of any other person, whether or not the Company shall have notice thereof, except as otherwise provided by the law of Delaware.

56. Record Dates

     In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

57. Transfer of Stock

     Transfers of shares of stock of the Company shall be made only on the books of the Company by the registered holder thereof, or by the registered holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or a transfer agent of the Company, and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon.

58. Lost, Stolen or Destroyed Certificates

     The Board of Directors may authorize a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or the owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate.

59. Terms of Preferred Stock

     The provisions of these By-Laws, including those pertaining to voting rights, election of Directors and calling of special meetings of stockholders, are subject to the terms, preferences, rights and privileges of any then outstanding class or series of Preferred Stock as set forth in the Certificate of Incorporation and in any resolutions of the Board of Directors providing for the issuance of such class or series of Preferred Stock; provided, however, that the provisions of any such Preferred Stock shall not affect or limit the authority of the Board of Directors to fix, from time to time, the number of Directors which shall constitute the whole Board as provided in Section 16 above, subject to the right of the holders of any class or series of Preferred Stock to elect additional Directors as and to the extent specifically provided by the provisions of such Preferred Stock.

                                INDEMNIFICATION

60. Indemnification

     (a) The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that the person, or a person for whom he or she is the legal representative, is or was a Director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust, non- profit entity, or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person. The right to indemnification conferred in this By-Law shall be a contract right. Except as provided in paragraph (c) of this By-Law with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify a person in connection with a proceeding initiated by such person or a claim made by such person against the Company only if such proceeding or claim was authorized by the Board of Directors of the Company.

     (b) The Company shall pay the expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that if and to the extent required by law the payment of expenses incurred by any person covered hereunder in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by or on behalf of the affected person to repay all amounts advanced if it should ultimately be determined that such person is not entitled to be indemnified under this By-Law or otherwise.

     (c) If a claim for indemnification or payment of expenses under this By-Law is not paid in full within thirty days, or such other period as might be provided pursuant to contract, after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim or may seek whatever other remedy might be provided pursuant to contract. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law. If successful in whole or in part, claimant shall be entitled to be paid the expense of prosecuting such claim. Neither the failure of the Company (including its Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Company (including its Directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     (d) Any determination regarding whether indemnification of any person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware shall be made by independent legal counsel selected by such person with the consent of the Company (which consent shall not unreasonably be withheld).

     (e) The rights conferred on any person by this By-Law shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested Directors or otherwise.

     (f) Any repeal or modification of the foregoing provisions of this By-Law 60 shall not adversely affect any right or protection hereunder of any person with respect to any act or omission occurring prior to or at the time of such repeal or modification.

                                 MISCELLANEOUS

61. Corporate Seal

     The seal of the Company shall be circular in form, containing the words "Pharmacia Corporation" and the word "Delaware" on the circumference surrounding the word "Seal." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

62. Fiscal Year

     The fiscal year of the Company shall begin on the first day of January in each year.

63. Auditors

     The Board of Directors shall select certified public accountants to audit the books of account and other appropriate corporate records of the Company annually and at such other times as the Board shall determine by resolution.

64. Waiver of Notice

     Whenever notice is required to be given pursuant to the law of Delaware, the Certificate of Incorporation or these By-Laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting of stockholders or the Board of Directors or a committee thereof shall constitute a waiver of notice of such meeting, except when the stockholder or Director attends such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or by these By-Laws.

                              AMENDMENT TO BY-LAWS

65. Amendments

     Notwithstanding any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock of the Company required by law, the Certificate of Incorporation or any Preferred Stock designation, the affirmative vote of the holders of at least 80 percent of the voting power of all of the then-outstanding Voting Stock (as defined in the Certificate of Incorporation), voting together as a single class, shall be required for the stockholders to amend or repeal the By-Laws or to adopt new By-Laws. The By-Laws may also be amended or repealed and new By-Laws may be adopted by the affirmative vote of a majority of the whole Board of Directors at any regular or special meeting of the Board of Directors.

                               EMERGENCY BY-LAWS

     These Emergency By-Laws, notwithstanding any different provision in the Certificate of Incorporation or By-Laws, shall be operative during any emergency resulting from an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board of Directors or its stockholders, or during any nuclear or atomic disaster, or during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors or a committee thereof cannot be readily convened for action. These Emergency By-Laws shall cease to be operative upon termination of such emergency.

     During any such emergency:

          (a) A meeting of the Board of Directors or a committee thereof may be called by any officer or Director. Notice of the time and place of the meeting shall be given by the person calling the meeting to only such of the Directors as it may be feasible to reach at the time and by such means as may be feasible at the time. Such notice shall be given at such time in advance of the meeting as circumstances permit in the judgment of the person calling the meeting.

          (b) The officers or other persons designated on a list approved by the Board of Directors before the emergency, all in such order or priority and subject to such conditions and for such period of time (not longer than reasonably necessary after the termination of the emergency) as may be provided in the resolution approving the list, shall, to the extent required to constitute a quorum at any meeting of the Board of Directors during the emergency, be deemed Directors for such meeting. If at the time of the emergency the Board of Directors has not approved such a list of persons, then to the extent required to constitute a quorum at any meeting of the Board of Directors during the emergency, the officers of the Company who are present shall be deemed, in order of rank and within the same rank in order of seniority, Directors for such meeting. Two Directors (including persons deemed to be Directors) in attendance at the meeting shall constitute a quorum.

          (c) The Board of Directors, either before or during any such emergency, may provide, and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the Company shall for any reason be rendered incapable of discharging their duties.

          (d) The Board of Directors, either before or during any such emergency, may, effective in the emergency, change the principal offices or designate several alternative principal offices or regional offices, or authorize an officer, or officers, so to do.

     No officer, Director or employee acting in accordance with these Emergency By-Laws shall be liable except for willful misconduct.

     These Emergency By-Laws shall be subject to repeal or change by further action of the Board of Directors or by action of the stockholders, but no such repeal or change shall modify the provisions of the next preceding paragraph with regard to action taken prior to the time of such repeal or change. Any amendment of these Emergency By-Laws may make any further or different provision that may be practical and necessary for the circumstances of the emergency.

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

                                                                         ANNEX J

                          CERTIFICATE OF DESIGNATIONS

                                      FOR

                 SERIES B CONVERTIBLE PERPETUAL PREFERRED STOCK

                                       OF

                                MONSANTO COMPANY

           (PURSUANT TO SECTION 151 OF THE DELAWARE CORPORATION LAW)
                            ------------------------

     Monsanto Company, a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 151 of the General Corporation Law at a meeting duly called and held on December 19, 1999:

     This Board hereby RESOLVES that pursuant to the authority granted to and vested in the Board of Directors of this Corporation in accordance with the provisions of the Restated Certificate of Incorporation ("Certificate of Incorporation"), and subject to the effectiveness of the Charter Amendments, the Board of Directors hereby creates a series of preferred stock of the Corporation, and hereby states the designation and number of shares of such series, and fixes the relative, participating, optional or other special rights, preferences, and limitations thereof as follows:

     Series B Convertible Perpetual Preferred Stock:

     SECTION 1. Designation and Amount; Special Purpose Restricted Transfer Issue. (a) The shares of such series shall be designated as shares of "Series B Convertible Perpetual Preferred Stock, par value $.01 per share" (the "Convertible Perpetual Preferred Shares"), and the number of shares constituting such series shall be 7,500. Each Convertible Perpetual Preferred Share shall have a stated value of $40,300.00 per share.

     (b) Convertible Perpetual Preferred Shares shall be issued only to State Street Bank and Trust Company, its successors and assigns, as trustee (the "Trustee") of the Corporation Employee Stock Ownership Trust forming a part of the Corporation Employee Stock Ownership Plan, or any successor to such plan (the "Plan" or "ESOP"). All references to the holder of Convertible Perpetual Preferred Shares shall mean the Trustee or any corporation with which or into which the Trustee may merge or any successor trustee under the trust agreement with respect to the Plan. In the event of any transfer of record ownership of Convertible Perpetual Preferred Shares to any person other than any successor trustee under the Plan, the Convertible Perpetual Preferred Shares so transferred, upon such transfer and without any further action by the Corporation or the holder thereof, shall be automatically converted into shares of Common Stock on the terms otherwise provided for the conversion of Convertible Perpetual Preferred Shares into shares of Common Stock pursuant to
Section 5 and no such transferee shall have any of the voting powers, preferences and relative, participating, optional or special rights ascribed to Convertible Perpetual Preferred Shares hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such Convertible Perpetual Preferred Shares shall be so converted. In the event of such a conversion, the transferee of the Convertible Perpetual Preferred Shares shall be treated for all purposes as the record holder of the shares of Common Stock into which such Convertible Perpetual Preferred Shares have been automatically converted as of the date of such transfer. Certificates representing Convertible Perpetual Preferred Shares shall bear a legend to reflect the foregoing provisions. Notwithstanding the foregoing provisions of this Section 1(b), Convertible Perpetual Preferred Shares (i) may be converted into shares of Common Stock as provided by Section 5 and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Corporation upon the terms and conditions provided by Sections 6, 7 and 8.

     SECTION 2. Dividends and Distributions. (a) Subject to the provisions for adjustment hereinafter set forth, the holders of Convertible Perpetual Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends ("Convertible Perpetual Preferred Dividends") in an amount per share not to exceed $2,518.75 per share per annum, payable quarterly in arrears, one-quarter on the 1st day of January, one-quarter on the 1st day of April, one-quarter on the 1st day of July and one-quarter on the 1st day of October of each year (each a "Dividend Payment Date"), to holders of record at the start of business on such Dividend Payment Date. In the event that any Dividend Payment Date shall fall on any day other than a "Business Day" (as hereinafter defined), the dividend payment due on such Dividend Payment Date shall be paid on the Business Day immediately following such Dividend Payment Date. Convertible Perpetual Preferred Dividends shall begin to accrue on outstanding Convertible Perpetual Preferred Shares from the date of issuance of such Convertible Perpetual Preferred Shares. Convertible Perpetual Preferred Dividends shall accrue on a daily basis whether or not the Corporation shall have earnings or surplus at the time, but Convertible Perpetual Preferred Dividends accrued after issuance on the Convertible Perpetual Preferred Shares for any period less than a full quarterly period between Dividend Payment Dates (or, in the case of the first dividend payment, from the date of issuance through the first Dividend Payment Date) shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid Convertible Perpetual Preferred Dividends shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Convertible Perpetual Preferred Dividends.

     (b) So long as any Convertible Perpetual Preferred Shares shall be outstanding, no dividend shall be declared or paid or set apart for payment on any other series of stock ranking on a parity with the Convertible Perpetual Preferred Shares as to dividends, unless there shall also be or have been declared and paid or set apart for payment on the Convertible Perpetual Preferred Shares dividends for all dividend payment periods of the Convertible Perpetual Preferred Shares ending on or before the dividend payment date of such parity stock, ratably in proportion to the respective amounts of dividends accumulated and unpaid through such dividend period on the Convertible Perpetual Preferred Shares and accumulated and unpaid on such parity stock through the dividend payment period on such parity stock next preceding such dividend payment date. In the event that full cumulative dividends on the Convertible Perpetual Preferred Shares have not been declared and paid or set apart for payment when due, the Corporation shall not declare or pay or set apart for payment any dividends or make any other distributions on, or make any payment on account of the purchase, redemption or other retirement of any other class of stock or series thereof of the Corporation ranking, as to dividends or as to distributions in the event of a liquidation, dissolution or winding-up of the Corporation, junior to the Convertible Perpetual Preferred Shares until full cumulative dividends on the Convertible Perpetual Preferred Shares shall have been paid or declared and set apart for payment;

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provided, however, that the foregoing shall not apply to (i) any dividend payable solely in any shares of any stock ranking, as to dividends and as to distributions in the event of a liquidation, dissolution or winding-up of the Corporation, junior to the Convertible Perpetual Preferred Shares or (ii) the acquisition of shares of any stock ranking, as to dividends or as to distributions in the event of a liquidation, dissolution or winding-up of the Corporation, junior to the Convertible Perpetual Preferred Shares in exchange solely for shares of any other stock ranking, as to dividends and as to distributions in the event of a liquidation, dissolution or winding-up of the Corporation, junior to the Convertible Perpetual Preferred Shares.

     SECTION 3. Voting Rights. The holders of Convertible Perpetual Preferred Shares shall have the following voting rights:

          (a) The holders of Convertible Perpetual Preferred Shares shall be entitled to vote on all matters submitted to a vote of the stockholders of the Corporation, voting together with the holders of Common Stock as one class. The holder of each Convertible Perpetual Preferred Share shall be entitled to a number of votes equal to the number of shares of Common Stock into which such Convertible Perpetual Preferred Share could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one one-hundredth of a vote; it being understood that whenever the "Conversion Price" (as defined in Section 5(a)) is adjusted as provided in Section 9, the number of votes of the Convertible Perpetual Preferred Shares shall also be similarly adjusted.

          (b) Except as otherwise required by law or set forth herein, holders of Convertible Perpetual Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action; provided, however, that the vote of at least 66 2/3% of the outstanding Convertible Perpetual Preferred Shares, voting separately as a series, shall be necessary to adopt any alteration, amendment or repeal of any provision of the Restated Certificate of Incorporation of the Corporation (including any such alteration, amendment or repeal effected by any merger or consolidation in which the Corporation is the surviving or resulting corporation), if such amendment, alteration or repeal would alter or change the powers, preferences, or special rights of the Convertible Perpetual Preferred Shares so as to affect them adversely.

     SECTION 4. Liquidation, Dissolution or Winding-Up. (a) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of Convertible Perpetual Preferred Shares shall be entitled to receive out of assets of the Corporation that remain after satisfaction in full of all valid claims of creditors of the Corporation and that are available for payment to stockholders, and subject to the rights of the holders of any stock of the Corporation ranking senior to or on a parity with the Convertible Perpetual Preferred Shares in respect of distributions upon liquidation, dissolution or winding-up of the Corporation, before any amount shall be paid or distributed among the holders of Common Stock or any other shares ranking junior to the Convertible Perpetual Preferred Shares in respect of distributions upon liquidation, dissolution or winding-up of the Corporation, liquidating distributions in the amount of $40,300.00 per share, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, and no more. If upon any liquidation, dissolution or winding-up of the Corporation, the amounts payable with respect to the Convertible Perpetual Preferred Shares and any other stock ranking as to any such distribution on a

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parity with the Convertible Perpetual Preferred Shares are not paid in full, the holders of the Convertible Perpetual Preferred Shares and such other stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amounts to which they are entitled as provided by the foregoing provisions of this Section 4(a), the holders of Convertible Perpetual Preferred Shares shall not be entitled to any further right or claim to any of the remaining assets of the Corporation.

     (b) Written notice of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable to holders of Convertible Perpetual Preferred Shares in such circumstances shall be payable, shall be given by hand delivery, by courier, by standard form of telecommunication or by first-class mail (postage prepaid), delivered, sent or mailed, as the case may be, not less than 20 days prior to any payment date stated therein, to the holders of Convertible Perpetual Preferred Shares, at the address shown on the books of the Corporation or any transfer agent for the Convertible Perpetual Preferred Shares.

     SECTION 5. Conversion into Common Stock. (a) A holder of shares of Convertible Perpetual Preferred Shares shall be entitled, at any time prior to the close of business on the date fixed for redemption of such shares pursuant to Sections 6, 7 and 8, to cause any or all of such shares to be converted into shares of Common Stock, initially at a conversion price equal to $23.3555 per share of Common Stock, with each Convertible Perpetual Preferred Share being valued at $40,300.00 for such purpose, and which price shall be adjusted as hereinafter provided (and, as so adjusted, is hereinafter sometimes referred to as the "Conversion Price") (that is, a conversion rate initially equivalent to 1,725.5 shares of Common Stock for each Convertible Perpetual Preferred Share so converted, which is subject to adjustment as the Conversion Price is adjusted as hereinafter provided in Section 9); provided, however, that in no event shall the Conversion Price be less than $1.00.

     (b) Any holder of Convertible Perpetual Preferred Shares desiring to convert such shares into shares of Common Stock shall surrender the certificate or certificates representing the Convertible Perpetual Preferred Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Corporation or the offices of the transfer agent for the Convertible Perpetual Preferred Shares or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Convertible Perpetual Preferred Shares by the Corporation or the transfer agent for the Convertible Perpetual Preferred Shares, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Convertible Perpetual Preferred Shares to be converted and the name or names in which such holder wishes the certificate or certificates for Common Stock and for any Convertible Perpetual Preferred Shares not to be so converted to be issued and (ii) the address to which such holder wishes delivery to be made of such new certificates to be issued upon such conversion.

     (c) Upon surrender of a certificate representing a Convertible Perpetual Preferred Share or Shares for conversion, the Corporation shall issue and send by hand delivery, by courier or by first-class mail (postage prepaid) to the holder thereof or to such holder's designee, at the address designated by such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled upon

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conversion. In the event that there shall have been surrendered a certificate or certificates representing Convertible Perpetual Preferred Shares, only part of which are to be converted, the Corporation shall issue and send to such holder or such holder's designee, in the manner set forth in the preceding sentence, a new certificate or certificates representing the number of Convertible Perpetual Preferred Shares which shall not have been converted.

     (d) The issuance by the Corporation of shares of Common Stock upon a conversion of Convertible Perpetual Preferred Shares into shares of Common Stock made at the option of the holder thereof shall be effective as of the earlier of
(i) the delivery to such holder or such holder's designee of the certificates representing the shares of Common Stock issued upon conversion thereof or (ii) the commencement of business on the second Business Day after the surrender of the certificate or certificates for the Convertible Perpetual Preferred Shares to be converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) and accompanied by all documentation required to effect the conversion, as provided herein. On and after the effective date of conversion, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock, but no allowance or adjustments shall be made in respect of dividends payable to holders of Common Stock in respect of any period prior to such effective date. The Corporation shall not be obligated to pay any dividends that shall have been declared and shall be payable to holders of Convertible Perpetual Preferred Shares on a Dividend Payment Date if the record date for such dividend is subsequent to the effective date of conversion of such shares.

     (e) The Corporation shall not be obligated to deliver to holders of Convertible Perpetual Preferred Shares any fractional share of Common Stock issuable upon any conversion of such Convertible Perpetual Preferred Shares, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

     (f) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of Convertible Perpetual Preferred Shares as herein provided, free from any preemptive rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the Convertible Perpetual Preferred Shares then outstanding. Nothing contained herein shall preclude the Corporation from issuing shares of Common Stock held in its treasury upon the conversion of Convertible Perpetual Preferred Shares into Common Stock pursuant to the terms hereof. The Corporation shall prepare and shall use its best effort to obtain and keep in force such governmental or regulatory permits or other authorizations as may be required by law, and shall comply with all requirements as to registration or qualification of the Common Stock, in order to enable the Corporation lawfully to issue and deliver to each holder of record of Convertible Perpetual Preferred Shares such number of shares of its Common Stock as from time to time is sufficient to effect the conversion of all Convertible Perpetual Preferred Shares then outstanding and convertible into shares of Common Stock.

     SECTION 6. Redemption At the Option of the Corporation. (a) The Convertible Perpetual Preferred Shares shall be redeemable, in whole or in part, at the option of the Corporation at any time at the redemption price of $40,300.00 per share, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Payment of the redemption price shall be made by the Corporation in cash or shares of Common Stock, or a combination thereof, as permitted by Section 6(e). From and after

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the date fixed for redemption, dividends on Convertible Perpetual Preferred
Shares called for redemption will cease to accrue, such Convertible Perpetual Preferred Shares will no longer be deemed to be outstanding and all rights in respect of such Convertible Perpetual Preferred Shares shall cease, except the right to receive the redemption price. If fewer than all of the outstanding Convertible Perpetual Preferred Shares are to be redeemed, the Corporation shall redeem a portion of the Convertible Perpetual Preferred Shares of each holder determined pro rata based on the number of Convertible Perpetual Preferred Shares held by each holder.

     (b) Unless otherwise required by law, notice of redemption will be sent to the holders of Convertible Perpetual Preferred Shares at the address shown on the books of the Corporation or any transfer agent for the Convertible Perpetual Preferred Shares by hand delivery, by courier, by standard form of telecommunication or by first-class mail (postage prepaid) delivered, sent or mailed, as the case may be, not less than twenty (20) days nor more than sixty
(60) days prior to the redemption date. Each such notice shall state: (i) the redemption date; (ii) the total number of Convertible Perpetual Preferred Shares to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such Convertible Perpetual Preferred Shares to be redeemed from such holder; (iii) the redemption price; (iv) whether the redemption price shall be paid in cash or in shares of Common Stock, or in a combination of such Common Stock and cash, as permitted by Section 6(e); (v) the place or places where certificates for such Convertible Perpetual Preferred Shares are to be surrendered for payment of the redemption price; (vi) that dividends on the Convertible Perpetual Preferred Shares to be redeemed will cease to accrue on such redemption date; and (vii) the conversion rights of the Convertible Perpetual Preferred Shares to be redeemed, the period within which conversion rights may be exercised, and the Conversion Price and number of shares of Common Stock issuable upon conversion of a Convertible Perpetual Preferred Share at the time. Upon surrender of the certificate for any Convertible Perpetual Preferred Shares so called for redemption and not previously converted (properly endorsed or assigned for transfer, if the Board shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the date fixed for redemption and at the redemption price set forth in this paragraph (6).

     (c) Within thirty (30) days after the later of (i) the effective date, (ii) the enactment date or (iii) if the Corporation contests in good faith in a judicial or administrative proceeding the legality of the change referred to in this Section 6(c), the date such matter is finally determined (the time for appeal having expired and no appeal having been filed) against the Corporation, of a change in any statute, rule or regulation of the United States of America which has the effect of limiting or making unavailable to the Corporation all or any of the tax deductions for amounts paid (including dividends) on the Convertible Perpetual Preferred Shares when such amounts are used as provided under Section 404(k)(2) of the Internal Revenue Code of 1986, as amended (the "Code") and in effect on July 21, 1989 (other than a change pursuant to H.R. 2572 which is subject to Section 6(c) below), the Corporation may, in its sole discretion and notwithstanding anything to the contrary in Section 6(a), elect to either (a) redeem any or all of such Convertible Perpetual Preferred Shares for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares of Common Stock and cash, any such shares of Common Stock to be valued for such purpose at their Fair Market Value (as defined in Section 9(g)), at a redemption price equal to the higher of (x) $40,300.00 per share or (y) the Fair Market Value of the number of shares of Common Stock into which each Convertible Perpetual Preferred Share is convertible at the time the notice of such

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redemption is given, plus in either case accrued and unpaid dividends thereon to the date fixed for redemption, or (b) exchange any or all of such Convertible Perpetual Preferred Shares for securities of comparable value (as determined by an independent appraiser) that constitute "qualifying employer securities" with respect to a holder of Convertible Perpetual Preferred Shares within the meaning of Section 409(l) of the Code and Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any successor provisions of law.

     (d) In the event that the Plan is terminated or the ESOP is terminated or eliminated from the Plan in accordance with its terms, the Corporation shall, as soon thereafter as practicable, call for redemption all the then outstanding Convertible Perpetual Preferred Shares in accordance with Section 6(a).

     (e) The Corporation, at its option, may make payment of the redemption price required upon redemption or Convertible Perpetual Preferred Shares in cash or in shares of Common Stock, or in a combination of such Common Stock and cash, any such shares of Common Stock to be valued for such purposes at their Fair Market Value (as defined in Section 9(g)).

     SECTION 7. Other Redemption Rights. Convertible Perpetual Preferred Shares shall be redeemed by the Corporation for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares of Common Stock and cash, any such shares of Common Stock to be valued for such purpose at their Fair Market Value, at a redemption price of $40,300.00 per share plus accrued and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Corporation given not less than five (5) business days prior to the date fixed by the holder in such notice for such redemption, upon certification by such holder to the Corporation of the following events: (i) when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable (whether as scheduled, upon acceleration or otherwise) under the note from the Trustee to the Corporation or any indebtedness, expenses or costs incurred by the holder for the benefit of the Plan; or (ii) in the event that the Plan is not initially determined by the Internal Revenue Service to be qualified within the meaning of Sections 401(a) and 4975(e)(7) of the Code. Convertible Perpetual Preferred Shares shall be redeemed by the Corporation for cash or, if the Corporation so elects, in shares of Common Stock, or a combination of such shares of Common Stock and cash, any such shares of Common Stock to be valued for such purpose at their Fair Market Value (as defined in Section 9(g)), at a redemption price equal to the higher of (x) $40,300.00 per share or (y) the Fair Market Value of the number of shares of Common Stock into which each Convertible Perpetual Preferred Share is convertible at the time the notice of such redemption is given, plus in either case accrued and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Corporation given not less than five (5) business days prior to the date fixed by the holder in such notice for such redemption, upon certification by such holder to the Corporation that it is necessary for such holder to provide for distributions required to be made to the Participants under, or to satisfy an investment election of the Participants in accordance with, the Plan.

     SECTION 8. Consolidation, Merger, etc. (a) In the event that the Corporation shall consummate any consolidation or merger or similar business combination, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted solely into stock of any successor or resulting corporation (including the Corporation) that constitutes "qualifying employer securities"

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with respect to a holder of Convertible Perpetual Preferred Shares within the meaning of Section 409(1) of the Code and Section 407(d)(5) of ERISA or any successor provisions of law, and, if applicable, for a cash payment in lieu of fractional shares, if any, the Convertible Perpetual Preferred Shares of such holder shall, in connection with such consolidation, merger or similar business combination, be assumed by and shall become preferred stock of such successor or resulting corporation, having in respect of such corporation, insofar as possible, the same powers, preferences and relative, participating, optional or other special rights (including the redemption rights provided by Sections 6, 7 and 8), and the qualifications, limitations or restrictions thereon, that the Convertible Perpetual Preferred Share had immediately prior to such transaction, except that after such transaction each Convertible Perpetual Preferred Share shall be convertible, otherwise on the terms and conditions provided by Section 5, into the number and kind of qualifying employer securities so receivable by a holder of the number of shares of Common Stock into which such Convertible Perpetual Preferred Shares could have been converted immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, which election cannot practicably be made by the holders of the Convertible Perpetual Preferred Shares, then the Convertible Perpetual Preferred Shares shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in kind) receivable by a holder of the number of shares of Common Stock into which such Convertible Perpetual Preferred Shares could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election to receive any kind or amount of stock, securities, cash or other property (other than such qualifying employer securities and a cash payment, if applicable, in lieu of fractional shares) receivable upon such transaction (provided that, if the kind or amount of qualifying employer securities receivable upon such transaction is not the same for each non-electing share, then the kind and amount so receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by the plurality of the non-electing shares). The rights of the Convertible Perpetual Preferred Shares as preferred stock of such successor or resulting corporation shall successively be subject to adjustments pursuant to Section 9 after any such transaction as nearly equivalent as practicable to the adjustment provided for by such section prior to such transaction. The Corporation shall not consummate any such merger, consolidation or similar transaction unless all then outstanding Convertible Perpetual Preferred Shares shall be assumed and authorized by the successor or resulting corporation as aforesaid.

     (b) In the event that the Corporation shall consummate any consolidation or merger or similar business combination, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified or converted into other stock or securities or cash or any other property, or any combination thereof, other than any such consideration which is constituted solely of qualifying employer securities (as referred to in Section 8(a)) and cash payments, if applicable, in lieu of fractional shares, outstanding Convertible Perpetual Preferred Shares shall, without any action on the part of the Corporation or any holder thereof (but subject to Section 8(c)), be automatically converted by virtue of such merger, consolidation or similar transaction immediately prior to such consummation into the number of shares of Common Stock into which such Convertible Perpetual Preferred Shares could have been converted at such time so that each Convertible Perpetual Preferred Share shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted

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into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in like kind) receivable by a holder of the number of shares of Common Stock into which such Convertible Perpetual Preferred Shares could have been converted immediately prior to such transaction; provided, however, that if by virtue of the structure of such transaction, a holder of Common Stock is required to make an election with respect to the nature and kind of consideration to be received in such transaction, which election cannot practicably be made by the holder of the Convertible Perpetual Preferred Shares, then the Convertible Perpetual Preferred Shares shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in kind) receivable by a holder of the number of shares of Common Stock into which such Convertible Perpetual Preferred Shares could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of stock, securities, cash or other property receivable upon such transaction (provided that, if the kind or amount of stock, securities, cash or other property receivable upon such transaction is not the same for each non-electing share, then the kind and amount of stock, securities, cash or other property receivable upon such transaction for each non-electing share shall be the kind and amount so receivable per share by a plurality of the non-electing shares).

     (c) In the event the Corporation shall enter into any agreement providing for any consolidation or merger or similar business combination described in
Section 8(b), then the Corporation shall as soon as practicable thereafter (and in any event at least ten (10) business days before consummation of such transaction) give notice of such agreement and the material terms thereof to each holder of Convertible Perpetual Preferred Shares and each such holder shall have the right to elect, by written notice to the Corporation, to receive, upon consummation of such transaction (if and when such transaction is consummated), from the Corporation or the successor of the Corporation in redemption and retirement of such Convertible Perpetual Preferred Shares, a cash payment equal to the amount payable in respect of Convertible Perpetual Preferred Shares upon liquidation of the Corporation pursuant to Section 4. No such notice of redemption shall be effective unless given to the Corporation prior to the close of business on the second business day prior to consummation of such transaction, unless the Corporation or the successor of the Corporation shall waive such prior notice, but any notice of redemption so given prior to such time may be withdrawn by notice of withdrawal given to the Corporation prior to the close of business on the fifth business day prior to consummation of such transaction.

     SECTION 9. Anti-dilution Adjustments. (a) In the event the Corporation shall, at any time or from time to time while any of the Convertible Perpetual Preferred Shares are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, in each case whether by reclassification of shares, recapitalization of the Corporation (including a recapitalization effected by a merger or consolidation to which Section 8 does not apply) or otherwise, the Conversion Price in effect immediately prior to such action shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately before such event, and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this Section 9(a) shall be given effect, upon payment of such a dividend or distribution, as of

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the record date for the determination of stockholders entitled to receive such dividend or distribution (on a retroactive basis) and in the case of a subdivision or combination shall become effective immediately as of the effective date thereof.

     (b) In the event that the Corporation shall, at any time or from time to time while any of the Convertible Perpetual Preferred Shares are outstanding, issue to holders of shares of Common Stock as a dividend or distribution, including by way of a reclassification of shares or a recapitalization of the Corporation, any right or warrant to purchase shares of Common Stock (but not including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock) at a purchase price per share less than the Fair Market Value (as hereinafter defined) of a share of Common Stock on the date of issuance of such right or warrant, then, subject to the provisions of Sections 9(e) and (f), the Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance for the maximum aggregate consideration payable upon exercise in full of all such rights or warrants, and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants.

     (c) In the event the Corporation shall, at any time or from time to time while any of the Convertible Perpetual Preferred Shares are outstanding, issue, sell or exchange shares of Common Stock (other than pursuant to any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock) and other than pursuant to any employee or director incentive or benefit plan or arrangement, including any employment, severance or consulting agreement, of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted) for a consideration having a Fair Market Value, on the date of such issuance, sale or exchange, less than the Fair Market Value of such shares on the date of issuance, sale or exchange, then, subject to the provisions of Sections 9(e) and (f), the Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction the numerator of which shall be the sum of (i) the Fair Market Value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale or exchange plus (ii) the Fair Market Value of the consideration received by the Corporation in respect of such issuance, sale or exchange of shares of Common Stock, and the denominator of which shall be the product of (a) the Fair Market Value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale or exchange multiplied by (b) the sum of the number of shares of Common stock outstanding on such day plus the number of shares of Common Stock so issued, sold or exchanged by the Corporation. In the event the Corporation shall, at any time or from time to time while any Convertible Perpetual Preferred Shares are outstanding, issue, sell or exchange any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock), other than any such issuance to holders of shares of Common Stock as a dividend or distribution (including by way of a reclassification of shares or a recapitalization of the Corporation) and other than pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Corporation or any subsidiary

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of the Corporation heretofore or hereafter adopted, for a consideration having a
Fair Market Value, on the date of such issuance, sale or exchange, less than the Non-Dilutive Amount (as hereinafter defined), then, subject to the provisions of Sections 9(e) and (f), the Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction the numerator of which shall be the sum of
(I) the Fair Market Value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale or exchange plus (II) the Fair Market Value of the consideration received by the Corporation in respect of such issuance, sale or exchange of such right or warrant plus (III) the Fair Market Value at the time of such issuance of the consideration which the Corporation would receive upon exercise in full of all such rights or warrants, and the denominator of which shall be the product of
(i) the Fair Market Value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale or exchange multiplied by (ii) the sum of the number of shares of Common Stock outstanding on such day plus the maximum number of shares of Common Stock which could be acquired pursuant to such right or warrant at the time of the issuance, sale or exchange of such right or warrant (assuming shares of Common Stock could be acquired pursuant to such right or warrant at such time).

     (d) In the event the Corporation shall, at any time or from time to time while any of the Convertible Perpetual Preferred Shares are outstanding, make an Extraordinary Distribution (as hereinafter defined) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares or recapitalization of the Corporation (including a recapitalization or reclassification effected by a merger or consolidation to which Section 8 does not apply) or effect a Pro Rata Repurchase (as hereinafter defined) of Common Stock, the Conversion Price in effect immediately prior to such Extraordinary Distribution or Pro Rata Repurchase shall, subject to Sections 9(e) and (f), be adjusted by multiplying such Conversion Price by the fraction, the numerator of which is the difference between (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution or Pro Rata Repurchase multiplied by (y) the Fair Market Value of a share of Common Stock on the day before the ex-dividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase, or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be, and (ii) the Fair Market Value of the Extraordinary Distribution minus the aggregate amount of regularly scheduled quarterly dividends declared by the Board and paid by the Corporation in the twelve months immediately preceding such Extraordinary Distribution or the aggregate purchase price of the Pro Rata Repurchase, as the case may be, and the denominator of which shall be the product of (a) the number of shares of Common Stock outstanding immediately before such Extraordinary Dividend or Pro Rata Repurchase minus, in the case of a Pro Rata Repurchase, the number of shares of Common Stock repurchased by the Corporation multiplied by (b) the Fair Market Value of a share of Common Stock on the day before the ex-dividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be. The Corporation shall send each holder of Convertible Perpetual Preferred Shares (i) notice of its intent to make any dividend or distribution and (ii) notice of any offer by the Corporation to make a Pro Rata Repurchase, in each case at the same time as, or as soon as practicable after, such offer is first communicated (including by announcement of a record date in accordance with the rules of any stock exchange on which the Common Stock is listed or admitted to trading) to holders of Common Stock. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, or the number of shares subject to such offer for a Pro Rata Repurchase and the purchase price payable by the Corporation pursuant to such offer, as well as the Conversion Price and the number of shares of Common Stock into which a Convertible Perpetual Preferred Share may be converted at such time.

     (e) Notwithstanding any other provision of this Section 9, the Corporation shall not be required to make any adjustment to the Conversion Price unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Price. Any lesser adjustment shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent (1%) in the Conversion Price.

     (f) If the Corporation shall make any dividend or distribution on the Common Stock or issue any Common Stock, other capital stock or other security of the Corporation or any rights or warrants to purchase or acquire any such security, which transaction does not result in an adjustment to the Conversion Price pursuant to the foregoing provisions of this Section 9, the Board shall consider whether such action is of such a nature that an adjustment to the Conversion Price should equitably be made in respect of such transaction. If in such case the Board determines that an adjustment to the Conversion Price should be made, an adjustment shall be made effective as of such date, as determined by the Board. The determination of the Board as to whether an adjustment to the Conversion Price should be made pursuant to the foregoing provisions of this
Section 9(f), and, if so, as to what adjustment should be made and when, shall be final and binding on the Corporation and all shareholders of the Corporation. The Corporation shall be entitled to make such additional adjustments in the Conversion Price, in addition to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Corporation, subdivision, reclassification or combination of shares of stock of the Corporation or any recapitalization of the Corporation shall not be taxable to the holders of the Common Stock.

     (g) The following definitions shall apply herein:

          "Business Day" shall mean each day that is not a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York are not required to be open.

          "Current Market Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Corporation or any other issuer for any day shall mean the last reported sales price, regular way, or, in the event that no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange Composite Tape or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the NASDAQ National Market System or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by NASDAQ or, if bid and asked prices for such security on each such day shall not have been reported through NASDAQ, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected for such purpose by the Board of Directors of the Corporation or a committee thereof.

          "Extraordinary Distribution" shall mean any dividend or other distribution to holders of Common Stock (effected while any of the Convertible Perpetual Preferred Shares are outstanding) (i) of cash, where the aggregate amount of such cash dividend or distribution together with the amount of all cash dividends and distributions made during the preceding period of 12 months, when combined with the aggregate amount of all Pro Rata Repurchases (for this purpose, including only that portion of the aggregate purchase price of such Pro Rata Repurchase which is in excess of the Fair Market Value of the Common Stock repurchased as determined on the Business Day immediately following the applicable expiration date (including all extensions thereof) of any tender offer or exchange offer which is a Pro Rata Repurchase, or the date of purchase with respect to any other Pro Rata Repurchase which is not a tender offer or exchange offer made during such period), exceeds ten percent (10%) of the aggregate Fair Market Value of all shares of Common Stock outstanding on the day before the ex-dividend date with respect to such Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, and/or (ii) of any shares of capital stock of the Corporation (other than shares of Common Stock), other securities of the Corporation (other than securities of the type referred to in Section 9(b) or (c)), evidences of indebtedness of the Corporation or any other person or any other property (including shares of any subsidiary of the Corporation) or any combination thereof. The Fair Market Value of an Extraordinary Distribution for purposes of Section 9(d) shall be equal to the sum of the Fair Market Value of such Extraordinary Distribution plus the amount of any cash dividends which are not Extraordinary Distributions made during such 12-month period and not previously included in the calculation of an adjustment pursuant to Section 9(d).

          "Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Corporation or any other issuer which are publicly traded, (i) for purposes of Sections 6 and 7, the Current Market Price on the date as of which the Fair Market Value is to be determined, and (ii) for all other purposes hereof, the average of the Current Market Prices of such shares or securities for each day of the Adjustment Period.

          "Adjustment Period" shall mean the period of five (5) consecutive trading days preceding, and including, the date as of which the Fair Market Value of a security is to be determined. The Fair Market Value of any security which is not publicly traded (other than the Convertible Perpetual Preferred Shares) or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board or a committee thereof, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board or such committee available to make such determination, as determined in good faith by the Board or such committee.

          "Non-Dilutive Amount" in respect of an issuance, sale or exchange by the Corporation of any right or warrant to purchase or acquire shares of Common Stock (including any security convertible into or exchangeable for shares of Common Stock) shall mean the difference between (i) the product of the Fair Market Value of a share of Common Stock on the day preceding the first public announcement of such issuance, sale or exchange multiplied by the maximum number of shares of Common Stock which could be acquired on such date upon the exercise in full of such rights and warrants (including upon the conversion or exchange of all such convertible or exchangeable securities), whether or not exercisable (or convertible or exchangeable) at such date, and (ii) the aggregate amount payable pursuant to such right or warrant to purchase or acquire such maximum number of shares of Common Stock; provided, however, that in no event shall the Non-Dilutive Amount be less than zero. For purposes of the foregoing sentence, in the case of a security convertible into or exchangeable for shares of Common Stock, the amount payable pursuant to a right or warrant to purchase or acquire shares of Common Stock shall be the Fair Market Value of such security on the date of the issuance, sale or exchange of such security by the Corporation.

          "Pro Rata Repurchase" shall mean any purchase of shares of Common Stock by the Corporation or any subsidiary thereof, whether for cash, shares of capital stock of the Corporation, other securities of the Corporation, evidences of indebtedness of the Corporation or any other person or any other property (including shares of a subsidiary of the Corporation), or any combination thereof, affected while any of the Convertible Perpetual Preferred Shares are outstanding, pursuant to any tender offer or exchange offer subject to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision of law, or pursuant to any other offer available to substantially all holders of Common Stock; provided, however, that no purchase of shares by the Corporation or any subsidiary thereof made in open market transactions shall be deemed a Pro Rata Repurchase. For purposes of this
     Section 9(g), shares shall be deemed to have been purchased by the Corporation or any subsidiary thereof "in open market transactions" if they have been purchased substantially in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act on July 21, 1989, or on such other terms and conditions as the Board or a committee thereof shall have determined are reasonably designed to prevent such purchases from having a material effect on the trading market for the Common Stock.

     (h) Whenever an adjustment to the Conversion Price and the related voting rights of the convertible Perpetual Preferred Shares is required hereunder, the Corporation shall forthwith place on file with the transfer agent for the Common Stock and the Convertible Perpetual Preferred Shares, and with the Secretary of the Corporation, a statement signed by two officers of the Corporation stating the adjusted Conversion Price determined as provided herein and the resulting conversion ratio, and the voting rights (as appropriately adjusted), of the Convertible Perpetual Preferred Shares. Such statement shall set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment, including any determination of Fair Market Value involved in such computation. Promptly after each adjustment to the Conversion Price and the related voting rights of the Convertible Perpetual Preferred Shares, the Corporation shall mail a notice thereof and of the then prevailing conversion ratio to each holder of Convertible Perpetual Preferred Shares.

     SECTION 10. Ranking; Attributable Capital And Adequacy of Surplus; Retirement of Shares. (a) The Convertible Perpetual Preferred Shares shall rank senior to the Common Stock as to the payment of dividends and the distribution of assets on liquidation, dissolution and winding-up of the Corporation, and, unless otherwise provided in the Restated Certificate of Incorporation of the Corporation, as the same may be amended, or a Certificate of Designations relating to a subsequent series of Preferred Stock, without par value, of the Corporation, the Convertible Perpetual Preferred Shares shall rank junior to all series of the Corporation's Preferred Stock, without par value, as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding-up.

     (b) In addition to any vote of stockholders required by law or by Section 3(b), the vote of the holders of a majority of the outstanding Convertible Perpetual Preferred Shares shall be required to increase the par value of the Common Stock or otherwise increase the capital of the Corporation allocable to the Common Stock for the purpose of the General Corporation Law if, as a result thereof, the surplus of the Corporation for purposes of the General Corporation Law would be less than the amount of Convertible Perpetual Preferred Dividends that would accrue on the then outstanding Convertible Perpetual Preferred Shares during the following three years.

     (c) Any Convertible Perpetual Preferred Shares acquired by the Corporation by reason of the conversion or redemption of such shares as provided by Section 2, or otherwise so acquired, shall be retired as Convertible Perpetual Preferred Shares and restored to the status of authorized but unissued shares of Preferred Stock, without par value, of the Corporation, undesignated as to series, and may thereafter be reissued as part of a new series of such Preferred Stock as permitted by law.

     SECTION 11. Miscellaneous. (a) All notices referred to in Section 2 shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of delivery thereof if by hand delivery, by courier or by standard form of telecommunication or three (3) Business Days after the mailing thereof if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms of Section 2) with postage prepaid, addressed: (i) if to the Corporation, to its office at 800 North Lindbergh Blvd., St. Louis, MO 63167 (Attention: Secretary), or to the transfer agent for the Convertible Perpetual Preferred Shares, or other agent of the Corporation designated as permitted by Section 2 or (ii) if to any holder of the Convertible Perpetual Preferred Shares or Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of any transfer agent for the Convertible Perpetual Preferred Shares or Common Stock, as the case may be) or
(iii) to such other address as the Corporation or any such holder, as the case may be, shall have designated by notice similarly given.

     (b) The term "Common Stock" as used in Section 2 means the Corporation's Common Stock, par value $2.00 per share, as the same exists at the date of filing of a Certificate of Designations relating to Convertible Perpetual Preferred Shares or any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that, at any time as a result of an adjustment made pursuant to
Section 9, the holder of any Convertible Perpetual Preferred Shares upon thereafter surrendering such shares for conversion, shall become entitled to receive any shares or other securities of the Corporation other than shares of Common Stock, the Conversion Price in respect of such other shares or securities so receivable upon conversion of Convertible Perpetual Preferred Shares shall thereafter be adjusted, and shall be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in Section 9, and the provisions of Sections 1 through 8, 10 and 11 with respect to the Common Stock shall apply on like or similar terms to any such other shares or securities.

     (c) The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of Convertible Perpetual Preferred Shares or shares of Common Stock or other securities issued on account of Convertible Perpetual Preferred Shares pursuant hereto or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of Convertible Perpetual Preferred Shares or Common Stock or other securities in a name other than that in which the Convertible Perpetual Preferred Shares with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment, to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

     (d) In the event that a holder of Convertible Perpetual Preferred Shares shall not by written notice designate the name in which shares of Common Stock to be issued upon conversion of such shares should be registered or to whom payment upon redemption of Convertible Perpetual Preferred Shares should be made or the addresses to which the certificate or certificates representing such shares, or such payment, should be sent, the Corporation shall be entitled to register such shares and make such payment, in the name of the holder of such Convertible Perpetual Preferred Shares as shown on the records of the Corporation and to send the certificate or certificates representing such shares, or such payment, to the address of such holder shown on the records of the Corporation.

     (e) Unless otherwise provided in the Restated Certificate of Incorporation, as the same may be amended, of the Corporation, all payments in the form of dividends, distributions on voluntary or involuntary dissolution, liquidation or winding-up or otherwise made upon the Convertible Perpetual Preferred Shares and any other stock ranking on a parity with the Convertible Perpetual Preferred Shares with respect to such dividend or distribution shall be pro rata, so that amounts paid per Convertible Perpetual Preferred Share and such other stock shall in all cases bear to each other the same ratio that the required dividends, distributions or payments, as the case may be, then payable per share on the Convertible Perpetual Preferred Share and such other stock bear to each other.

     (f) Any determination required or permitted to be made by the Board hereunder may be made by a committee appointed by the Board which need not include members of the Board.

     (g) The Corporation may appoint, and from time to time discharge and change, a transfer agent for the Convertible Perpetual Preferred Shares. Upon any such appointment or discharge of a transfer agent, the Corporation shall send notice thereof by hand delivery, by courier, by standard form of telecommunication or by first-class mail (postage prepaid), to each holder of record of Convertible Perpetual Preferred Shares.

     IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its Chairman of the Board and attested by its Secretary
this      day of              , 2000.

                                          --------------------------------------
                                          Chairman of the Board

Attest:

---------------------------------------------------
Secretary

                                                                         ANNEX K

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
                                APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such

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a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other

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

distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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